EXHIBIT 99.1
GLAMIS GOLD LTD.
NOTICE AND INFORMATION CIRCULAR
FOR THE
SPECIAL MEETING OF SHAREHOLDERS
IN RESPECT OF AN ARRANGEMENT
AMONG
GLAMIS GOLD LTD., ITS SHAREHOLDERS AND GOLDCORP INC.
To Be Held At
The Cheakamus Room,
The Fairmont Waterfront Hotel,
900 Canada Place Way
Vancouver, British Columbia
on October 26, 2006 at 9:30 a.m.
Dated as of September 25, 2006

GLAMIS GOLD LTD.
5190 Neil Road, Suite 310
Reno, Nevada 89502
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
      TAKE NOTICE THAT, pursuant to an order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) dated September 25, 2006, a special meeting (the “Meeting”) of the shareholders (“Glamis Shareholders”) of Glamis Gold Ltd. (“Glamis”) will be held at The Cheakamus Room, The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on October 26, 2006, at 9:30 a.m. (Vancouver time), for the following purposes:

1.	To consider and, if thought fit, pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) which involves, among other things, the acquisition of Glamis by Goldcorp Inc. (“Goldcorp”) through the exchange of the issued common shares of Glamis (“Glamis Shares”) for common shares of Goldcorp (“Goldcorp Shares”) and cash on the basis of 1.69 Goldcorp Shares and Cdn.$0.0001 in cash for each Glamis Share, all as more fully set forth in the accompanying information circular (the “Circular”) of Glamis; and

2.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.
      Copies of the Arrangement Resolution, Plan of Arrangement made pursuant to the Arrangement Agreement, Interim Order, and Notice of Hearing of Petition for Final Order are attached to the Circular as Appendices A, C, F and G, respectively.
      AND TAKE NOTICE that Glamis Shareholders who validly dissent from the Arrangement will be entitled to be paid the fair value of their Glamis Shares, subject to strict compliance with Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order, the Final Order and the Plan of Arrangement may result in the loss of any right of dissent.
      The Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Also accompanying this Notice is a form of proxy. Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified either by Glamis before the Meeting or by the Chair at the Meeting. Only Glamis Shareholders of record at the close of business on September 26, 2006 will be entitled to receive notice of and vote at the Meeting.
DATED at Reno, Nevada, U.S.A., September 25, 2006
BY ORDER OF THE BOARD
“C. Kevin McArthur”
President & Chief Executive Officer
Registered Glamis Shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed prepaid envelope. To be used at the Meeting, proxies must be received by Glamis’ registrar and transfer agent, Computershare Investor Services Inc., before 9:30 a.m. (Vancouver time) on October 24, 2006 or, in the case of any adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time that any adjourned or postponed Meeting is reconvened or held, as the case may be. If you are a non-registered Glamis Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or the other intermediary. Failure to do so may result in your Glamis Shares not being voted at the Meeting. If you have any questions about the information contained in the Circular or require assistance in completing your proxy form, please contact Glamis’ proxy solicitation agent, Georgeson, at 1-866-904-8739 (toll-free in North America). Banks and brokers should call 212-440-9800.

NOTE TO UNITED STATES SHAREHOLDERS
      (Capitalized terms in this part of the Circular not otherwise defined have the meanings set out in the Glossary of Terms in the Circular.)
      THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
      The Goldcorp Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under “Securities Laws Considerations” in this Circular. The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.
      Likewise, information concerning the properties and operations of Glamis and Goldcorp has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Circular are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005.
      While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC. As such, certain information contained in this Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable.
      In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the SEC standards.
      Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Glamis Shareholders should be aware that the exchange of their Glamis Shares for Goldcorp Shares as described herein may have tax consequences in both the United States and Canada. Such consequences for Glamis Shareholders who are resident in, or citizens of, the United States may not be described fully herein. See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this Circular.
      With respect to the unaudited pro forma financial statements of Glamis included in the business acquisition report of Glamis dated July 14, 2006 relating to the acquisition of Western Silver and incorporated by reference herein, the independent chartered accountants have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report. However, their separate compilation report included in the above-mentioned business acquisition report states that they are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information. Accordingly, the degree of reliance on their report for such information should be restricted in light of the limited nature of the review procedures applied. The independent chartered accountants may not be subject to the liability provisions of Section 11 of the U.S. Securities Act for their report on the pro forma financial information and the related comments because that report is not a “report” or a “part” of a registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the U.S. Securities Act.
      With respect to the unaudited pro forma condensed consolidated financial statements of Goldcorp included herein, the independent chartered accountants have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report.
      The enforcement by Glamis Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Glamis and Goldcorp are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Glamis, Goldcorp, and those persons may be located outside the United States.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
      Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance and condition of each of Glamis, Goldcorp and the Combined Company. Often, but not always, forward-looking statements and forward-looking information can be identified by words such as “plans”, “expects”, “may”, “should”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved. Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis, Goldcorp or the Combined Company to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements or forward-looking information. Such risks and other factors include, among others, actual results of exploration activities, actual results of reclamation activities, estimation or realization of mineral reserves and resources, timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of metal, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, risks associated with international operations, risks related to joint venture operations, risks related to the integration of acquisitions, as well as those factors discussed under “The Narrative Description of the Business — Risk Factors” in Glamis’ Annual Information Form for the year ended December 31, 2005 and under “Description of Business — Risk Factors” in Goldcorp’s Renewal Annual Information Form for the year ended December 31, 2005. In addition, there are certain risks related to the consummation of the Arrangement and the business and operations of the Combined Company including, but not limited to, realizing the increased earnings and enhanced growth opportunities currently anticipated for the Combined Company, realizing the benefits of the Combined Company’s growth projects, meeting key production and cost estimates by the Combined Company, construction and technological risks related to the Combined Company, capital requirements and operating risks associated with the expanded operations of the Combined Company, the market price of the shares of the Combined Company and other risks discussed in this Circular. Although Glamis and Goldcorp have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information in this Circular, nor in the documents incorporated by reference herein.

      Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the mining industry and Glamis’ and Goldcorp’s general expectations concerning the mining industry, Glamis, Goldcorp and the Combined Company are based on estimates prepared by Glamis or Goldcorp using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Glamis or Goldcorp believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, these data are inherently imprecise. While Glamis and Goldcorp are not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.
      Neither Glamis nor Goldcorp undertakes any obligation to update any of the forward-looking statements or forward-looking information in this Circular or incorporated by reference herein, except as otherwise required by law.
DOCUMENTS INCORPORATED BY REFERENCE
      The following documents, filed by Glamis with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”) and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Annual Information Form of Glamis dated March 6, 2006 for the fiscal year ended December 31, 2005;

(b)	the audited consolidated financial statements of Glamis as at December 31, 2005 and 2004 and for each year in the three-year period ended December 31, 2005, together with the auditors’ report thereon and the notes thereto;

(c)	management’s discussion and analysis of financial condition and results of operations of Glamis for the fiscal year ended December 31, 2005;

(d)	the unaudited interim consolidated financial statements of Glamis for the six months ended June 30, 2006 and 2005 together with the notes thereto;

(e)	management’s discussion and analysis of financial condition and results of operations of Glamis for the six months ended June 30, 2006;

(f)	the business acquisition report of Glamis dated July 14, 2006 relating to the acquisition of Western Silver by Glamis;

(g)	the management information circular of Glamis dated March 6, 2006 distributed in connection with the annual general meeting of shareholders held on May 3, 2006;

(h)	the material change report of Glamis dated March 3, 2006 relating to the acquisition of Western Silver;

(i)	the material change report of Glamis dated May 5, 2006 relating to the completion of the acquisition of Western Silver;

(j)	the material change report of Glamis dated September 7, 2006 relating to the Arrangement; and

(k)	the amended and restated arrangement agreement dated as of August 30, 2006 between Glamis and Goldcorp.
      The following documents, filed by Goldcorp with the Canadian Securities Authorities and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Renewal Annual Information form of Goldcorp dated March 20, 2006 for the financial year ended December 31, 2005;

(b)	management’s discussion and analysis of financial condition and results of operations of Goldcorp for the financial year ended December 31, 2005;

(c)	management’s discussion and analysis of financial condition and results of operation of Goldcorp for the six months ended June 30, 2006;

(d)	the business acquisition report of Goldcorp dated July 26, 2006 relating to the acquisition of certain assets of Placer Dome Inc. other than the unaudited pro forma condensed consolidated financial statements of Goldcorp as at March 31, 2006 and for the three months then ended and for the year ended December 31, 2005;

(e)	the management information circular of Goldcorp dated March 20, 2006 prepared in connection with the annual and special meeting of shareholders of Goldcorp held on April 19, 2006;

(f)	the management information circular of Goldcorp dated April 10, 2006 prepared in connection with the meeting of warrantholders of Goldcorp held on May 9, 2006 other than the audited comparative consolidated financial statements of Goldcorp for the year ended December 31, 2005 and for the years ended December 31, 2004, 2003 and 2002 and the audited comparative consolidated financial statements of Wheaton River Minerals Ltd. for the years ended December 31, 2004, 2003 and 2002;

(g)	the material change report of Goldcorp dated March 8, 2006 relating to new management appointments;

(h)	the material change report of Goldcorp dated May 12, 2006 relating to the approval by warrantholders of Goldcorp’s proposal relating to its publicly traded warrants;

(i)	the material change report of Goldcorp dated June 12, 2006 relating to the early exercise of publicly traded warrants;

(j)	the material change report of Goldcorp dated June 23, 2006 relating to the appointment of a new director;

(k)	the material change report of Goldcorp dated August 29, 2006 relating to an unsolicited below market “mini-tender” offer (the “TRC Offer”) by TRC Capital Corporation;

(l)	the material change report of Goldcorp dated September 8, 2006 relating to the Arrangement;

(m)	the material change report of Goldcorp dated September 19, 2006 relating to the TRC Offer; and

(n)	the news release of Goldcorp dated April 20, 2006 relating to the Feasibility Study on the Los Filos Project.
      Copies of the Glamis documents incorporated herein by reference may be obtained on request without charge from the Executive Vice President, Administration of Glamis at 5190 Neil Road, Suite 310, Reno, Nevada 89502 (telephone (775) 827-4600, Ext. 3107). Copies of the Goldcorp documents incorporated by reference in this Circular may be obtained upon request without charge from the Director, Investor Relations of Goldcorp at Suite 3400 — 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 (Telephone: (604) 696-3000). These documents are also available on SEDAR, which can be accessed online at www.sedar.com. For the purposes of the Province of Québec, this Circular contains information to be completed by consulting the permanent information records for each of Glamis and Goldcorp. A copy of the Glamis permanent information record may be obtained from the Executive Vice President, Administration of Glamis and a copy of the Goldcorp permanent information record from the Director, Investor Relations of Goldcorp at the above mentioned addresses and telephone numbers.
      Material change reports (other than confidential reports) and all other documents of the type referred to above filed by Glamis and Goldcorp with the Canadian Securities Authorities after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
      Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to U.S. dollars. Glamis’ financial statements incorporated by reference herein are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Certain financial information in Glamis’ financial statements is reconciled to U.S. GAAP. For a discussion of the principal differences between U.S. GAAP and Canadian GAAP in the context of Glamis, see Note 15 to the Glamis audited consolidated financial statements as at December 31, 2005 and Note 9 to the Glamis unaudited consolidated interim financial statements as at June 30, 2006. Goldcorp’s financial statements that are included herein and incorporated by reference are reported in U.S. dollars and are prepared in accordance with Canadian GAAP.
EXCHANGE RATES
      The following table sets forth, for each indicated period, the ending, average, high, and low exchange rates for one U.S. dollar expressed in Canadian dollars, based on the noon buying rates, as provided by the Bank of Canada:

	Six months
	ended	Year ended December 31
	June 30,
	2006	2005	2004	2003

Rate at end of period	1.1150	1.1659	1.2036	1.2924
Average rate during period	1.1384	1.2116	1.3015	1.4015
High for the period	1.1726	1.2704	1.3968	1.5747
Low for the period	1.0990	1.1507	1.1774	1.2924
      On August 30, 2006, the last trading day before the announcement of the Arrangement, the exchange rate for one U.S. dollar expressed in Canadian dollars, based on the noon buying rates provided by the Bank of Canada, was Cdn.$1.1100.
      On September 25, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rates provided by the Bank of Canada, was Cdn.$1.1162.
INFORMATION CONTAINED IN THIS CIRCULAR
      The information contained in this Circular is given as at September 25, 2006, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.
      No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Glamis.
      This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.
      Information contained in this Circular should not be construed as legal, tax or financial advice and Glamis Shareholders are urged to consult their own professional advisers in connection therewith.
      Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are merely summaries of the terms of those documents. Glamis Shareholders should refer to the full text of the Arrangement Agreement and Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov. The Plan of Arrangement is appended hereto as Appendix C.
INFORMATION PERTAINING TO GOLDCORP
      CERTAIN INFORMATION PERTAINING TO GOLDCORP INCLUDED OR INCORPORATED BY REFERENCE HEREIN HAS BEEN PROVIDED BY GOLDCORP OR IS BASED ON PUBLICLY AVAILABLE DOCUMENTS AND RECORDS ON FILE WITH THE CANADIAN SECURITIES AUTHORITIES OR THE SEC AND OTHER PUBLIC SOURCES. ALTHOUGH GLAMIS DOES NOT HAVE ANY KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, GLAMIS ASSUMES NO RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION, NOR FOR THE FAILURE BY SUCH OTHER PERSONS TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR WHICH MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO GLAMIS.

GLOSSARY OF TERMS
      In this Circular, the following capitalized words and terms shall have the following meanings:
      “Acquisition Proposal” means, in respect of Glamis, any bona fide inquiry, proposal or offer made by a party with whom Glamis and each of its officers and directors deals at arm’s length regarding any merger, amalgamation, plan of arrangement, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Glamis’ assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction that would, or could, in any case, constitute a de facto acquisition or change of control of Glamis or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Glamis (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in the Arrangement Agreement);
      “Arrangement” means the Arrangement involving Glamis, Glamis Shareholders and Goldcorp to be completed pursuant to Division 5 of Part 9 of the BCBCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms or at the direction of the Court in the Final Order;
      “Arrangement Agreement” means the amended and restated arrangement agreement dated as of August 30, 2006 between Glamis and Goldcorp which amended and restated the arrangement agreement dated as of August 30, 2006 among Glamis, Goldcorp and 0756808 B.C. Ltd., and any amendment thereto or amendment and restatement thereof;
      “Arrangement Resolution” means the special resolution substantially in the form attached as Appendix A to this Circular approving the Arrangement to be voted on, with or without variation, by Glamis Shareholders at the Meeting;
      “BCBCA” means the Business Corporations Act (British Columbia), as amended;
      “Beneficial Shareholder” means a Glamis Shareholder who is not a Registered Shareholder;
      “Canadian GAAP” means the generally accepted accounting principles in effect in Canada, including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants;
      “Canadian Resident” means a beneficial owner of Glamis Shares immediately before the Effective Time who is a resident of Canada for the purposes of the ITA (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the ITA (other than a Tax Exempt Person);
      “Canadian Securities Acts” means the securities acts or the equivalent securities legislation of each province and territory of Canada, as amended;
      “CEO” means Chief Executive Officer;
      “Change in Glamis Recommendation” means the withdrawal, modification or qualification by Glamis of, or Glamis making public a proposal to or publicly stating that it intends to, withdraw, modify, or qualify in any manner adverse to Goldcorp, its recommendation to Glamis Shareholders that they vote in favour of the Arrangement Resolution;
      “CIM Standards” means the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on December 11, 2005;
      “Circular” means this information circular for the Meeting, including all appendices hereto, and all amendments hereof;
      “Code” means the United States Internal Revenue Code of 1986, as amended;
      “Combined Company” means Goldcorp after completion of the Arrangement;
      “Competition Act” means the Competition Act (Canada), as amended;
      “Completion Deadline” means December 31, 2006;

      “Computershare” means Computershare Investor Services Inc., the registrar of and transfer agent for the Glamis Shares;
      “Confidentiality Agreement” means the confidentiality agreement dated August 14, 2006 between Goldcorp and Glamis;
      “Converted Goldcorp Options” means the options to purchase Goldcorp Shares to be issued in exchange for Glamis Options pursuant to the Plan of Arrangement;
      “Court” means the Supreme Court of British Columbia;
      “Depositary” means CIBC Mellon Trust Company, which will act as the depositary for the exchange of Glamis Shares for Goldcorp Shares pursuant to the Plan of Arrangement;
      “Dissent Rights” means the rights of Glamis Shareholders to dissent from the Arrangement, as more particularly described under “Rights of Dissenting Glamis Shareholders” in this Circular;
      “Dissent Procedures” means the procedures described in the Dissent Rights to be taken by a Glamis Shareholder in exercising Dissent Rights;
      “DOJ” means the Antitrust Division of the United States Department of Justice;
      “EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System maintained by the SEC;
      ”Effective Date” means the date designated by Goldcorp and Glamis by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;
      “Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;
      “Eligible Holder” means a beneficial owner of Glamis Shares, whether or not registered, immediately before the Effective Time who is either a Canadian Resident or an Eligible Non-Resident;
      “Eligible Non-Resident” means a beneficial owner of Glamis Shares, whether or not registered, immediately before the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the ITA, and whose Glamis Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the ITA;
      “Exchange Ratio” means 1.69 Goldcorp Shares for each Glamis Share;
      “Final Order” means the final order to be made by the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or amended on appeal;
      “Financial Advisers” means Orion and JPMorgan;
      “FTC” means the United States Federal Trade Commission;
      “Georgeson” means Georgeson Shareholder Communications Canada Inc., proxy solicitation agent to Glamis;
      “Glamis” means Glamis Gold Ltd., a company existing under the BCBCA;
      “Glamis Board” means the board of directors of Glamis;
      “Glamis Equity Plan” means the Equity Incentive Plan of Glamis dated January 1, 2004, as amended;
      “Glamis Options” means the options to purchase Glamis Shares which are outstanding immediately before the Effective Time;
      “Glamis Restricted Shares” means Glamis Shares issued pursuant to the Glamis Equity Plan in respect of which the restricted period has not expired;
      “Glamis Rights Plan” means the Shareholder Rights Plan of Glamis made pursuant to an agreement dated February 25, 2000 between Glamis and Computershare, as last amended on May 3, 2006;
      “Glamis SAR” means a stock appreciation right granted pursuant to the Glamis Equity Plan;
      “Glamis Shareholders” means, at the relevant time, the holders of Glamis Shares;
      “Glamis Shares” means the common shares in the capital of Glamis;
      “Goldcorp” means Goldcorp Inc., a company existing under the OBCA;

      “Goldcorp Board” means the board of directors of Goldcorp;
      “Goldcorp Options” means the options to purchase Goldcorp Shares which are outstanding under its various share purchase option plans;
      “Goldcorp Shareholders” means, at the relevant time, the holders of Goldcorp Shares;
      “Goldcorp Shares” means the common shares in the capital of Goldcorp;
      “HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;
      “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;
      “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;
      “Interim Order” means the interim order of the Court dated September 25, 2006, providing for, among other things, the calling of the Meeting, attached as Appendix F hereto;
      “Intermediary Registered Shareholder” means a Glamis Shareholder’s broker or agent of the broker who is the registered holder of the Glamis Shares beneficially owned by the Glamis Shareholder;
      “In the Money Amount” means, in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;
      “IRS” means the United States Internal Revenue Service;
      “ITA” means the Income Tax Act (Canada), as amended;
      “JORC Code” means the Australasian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia, as amended;
      “JPMorgan” means J.P. Morgan Securities Inc., co-financial adviser to Glamis;
      “JPMorgan Opinion” means the opinion dated August 30, 2006 prepared by JPMorgan in connection with the Arrangement, as described under “The Arrangement — Opinions of the Financial Advisers” in this Circular and attached as Appendix E hereto;
      “Material Adverse Change” means, in respect of Goldcorp or Glamis, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of Goldcorp or Glamis, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Goldcorp and its material subsidiaries, or Glamis and its subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Goldcorp and its material subsidiaries on a consolidated basis, or Glamis and its subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, silver or copper; or (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, and references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in the Arrangement Agreement shall be interpreted without reference to any such amounts;

      “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;
      “Meeting” means the special meeting of Glamis Shareholders scheduled to be held at 9:30 a.m. (Vancouver time) on October 26, 2006 for the purpose of voting on the Arrangement Resolution and all other matters that may properly come before the Meeting and any adjournment or postponement thereof;
      “Mineral Reserve” means that part of a Mineral Resource which, after the application of all mining factors, results in an estimated tonnage and grade which, in the opinion of the person making the estimate, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term “Mineral Reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals;
      “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material, including base or precious metals, coal and industrial minerals, in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;
      “NI 43-101” means National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian securities administrators;
      “NYSE” means the New York Stock Exchange;
      “OBCA” means the Business Corporations Act (Ontario), as amended;
      “Orion” means Orion Securities Inc., co-financial adviser to Glamis;
      “Orion Opinion” means the opinion dated August 30, 2006 prepared by Orion in connection with the Arrangement, as described under “The Arrangement — Opinions of the Financial Advisers” in this Circular and attached as Appendix D hereto;
      “Peñasquito Feasibility Study” means the technical report dated July 27, 2006 relating to the Peñasquito Project and titled “Peñasquito Feasibility Study 100,000 MTPD”;
      “Peñasquito Project” means the proposed development of Glamis’ Peñasquito property in Mexico, as described under “Information Concerning Glamis — Recent Developments — Peñasquito Project, Mexico” in this Circular;
      “Plan of Arrangement” means the plan of arrangement in respect of the Arrangement attached as Appendix C hereto, and any amendment thereto;
      “Probable Mineral Reserve” means the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;
      “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;
      “QA/QC” means quality assurance and quality control;
      “Record Date” means September 26, 2006, the date for determining Glamis Shareholders entitled to receive notice of and vote at the Meeting;
      “Registered Shareholder” means a registered holder of Glamis Shares as recorded in the shareholder register of Glamis maintained by Computershare;

      “Registrar” means the British Columbia Registrar of Companies appointed under Section 400 of the BCBCA;
      “Regulation S” means Regulation S promulgated under the U.S. Securities Act;
      “SEC” means the United States Securities and Exchange Commission;
      “Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof;
      “Securities Laws” or “Securities Legislation” means the Canadian Securities Acts, the U.S. Exchange Act, the U.S. Securities Act and the “blue sky” or securities laws of the states of the United States, each as now enacted or as amended, and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such laws, as well as the rules, regulations, by-laws and policies of the TSX and the NYSE;
      “SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;
      “Superior Proposal” means a written Acquisition Proposal to acquire all or substantially all of the assets of Glamis (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the Glamis Shares: (a) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Glamis Board, acting in good faith (after receipt of advice from its financial advisers and legal counsel) is reasonably likely to be obtained; (b) that is reasonably capable of being completed without undue delay, taking into account all legal, regulatory, financial and other aspects of the proposal and the party making the proposal and is not subject to an extraordinary due diligence condition; (c) that is offered or made to all Glamis Shareholders in the United States and Canada on the same terms; and (d) in respect of which the Glamis Board has determined in good faith, after consultation with, and receiving advice (which may include written opinions) from, as appropriate, the financial, legal and other advisers to Glamis to the effect that such Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which is more favourable to Glamis Shareholders, from a financial point of view, than the terms of the Arrangement, taking into account the long-term value and synergies anticipated to be realized as a result of the combination of Goldcorp and Glamis and any adjustment to the terms of the Arrangement that may be proposed by Goldcorp as permitted by the terms of the Arrangement Agreement;
      “Support Agreement” means the agreement dated August 30, 2006 among Goldcorp and the executive officers and directors of Glamis to, among other things, vote their Glamis Shares in favour of the Arrangement and all related matters at the Meeting as described in this Circular under “The Arrangement — Support Agreement”;
      “Tax Exempt Person” means a person who is exempt from tax under Part I of the ITA;
      “Termination Fee” means the $215 million fee payable by Glamis to Goldcorp on the termination of the Arrangement Agreement on the occurrence of certain prescribed events;
      “TSX” means the Toronto Stock Exchange;
      “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, and the regulations made thereunder, as promulgated or amended from time to time;
      “U.S. GAAP” means generally accepted accounting principles in effect in the United States;
      “U.S. Securities Act” means the United States Securities Act of 1933, and the regulations made thereunder, as promulgated or amended from time to time; and
      “Western Silver” means Western Silver Corporation, a company existing under the BCBCA.

SUMMARY
      The following summarizes the principal features of the Arrangement and certain other matters and should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the appendices hereto and documents incorporated in this Circular by reference. Capitalized terms in this Summary have the meanings set out in the Glossary of Terms or as set out in this Summary. The full text of the Arrangement Agreement may be viewed on SEDAR at www.sedar.com or on EDGAR at www.sec.gov under filings made by Glamis.
The Meeting
Date, Time and Place of Meeting
      The Meeting will be held on October 26, 2006, at 9:30 a.m. (Vancouver time) at The Cheakamus Room, The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.
The Record Date
      The Record Date for determining the Glamis Shareholders entitled to receive notice of and to vote at the Meeting is as of the close of business on September 26, 2006.
Purpose of the Meeting
      The purpose of the Meeting is for Glamis Shareholders to consider and, if thought fit, pass, with or without variation, the Arrangement Resolution.
      This Circular is furnished in connection with the solicitation of proxies by management of Glamis for use at the Meeting. At least two thirds of the votes cast on the Arrangement Resolution at the Meeting must be voted FOR the Arrangement Resolution in order for it to be approved.
The Arrangement
Purpose
      The purpose of the Arrangement is to effect the acquisition of Glamis by Goldcorp. The Arrangement among Glamis, Glamis Shareholders and Goldcorp is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.
      The Arrangement will involve the following transactions:

•	the issue and payment by Goldcorp to Glamis Shareholders of 1.69 Goldcorp Shares and Cdn.$0.0001 in cash for each Glamis Share held; and

•	the exchange of Glamis Options for financially equivalent Converted Goldcorp Options.
      On completion of the Arrangement, Glamis Shareholders should hold approximately 40% of the total issued and outstanding Goldcorp Shares.
Reasons for the Arrangement and Recommendation of the Glamis Board
      After careful consideration, the Glamis Board has unanimously determined that the consideration to be received by Glamis Shareholders under the Arrangement is fair from a financial point of view and that the Arrangement is in the best interest of Glamis. Accordingly, the Glamis Board unanimously recommends that Glamis Shareholders vote FOR the Arrangement Resolution.
      In the course of its evaluation of the Arrangement, the Glamis Board consulted with Glamis’ senior management, legal counsel and financial advisers, reviewed a significant amount of information, including information derived from Glamis’ due diligence review of Goldcorp, and considered a number of factors including, among others, the following (see “The Arrangement — Reasons for the Arrangement and Recommendation of the Glamis Board” in this Circular for further details of the reasons why the Glamis Board is recommending that Glamis Shareholders vote for the Arrangement Resolution):

•	Significant Premium to Glamis Shareholders. Goldcorp has offered Glamis Shareholders a significant premium to the Glamis Share price, which provides immediate value for Glamis Shareholders. The Arrangement provides a premium of 35% based on the volume-weighted average share price of Glamis Shares on the TSX for the 20 trading days preceding announcement of the Arrangement, or 32.7% based on the closing TSX price of Glamis Shares on the day preceding the announcement of the Arrangement, and also represents, based on the closing TSX price of Glamis Shares on the day preceding the announcement of the Arrangement, a premium to Glamis’ 52-week high on both the TSX and NYSE.

•	Expected Benefits From Owning Shares of the Combined Company. The Glamis Board believes that share ownership in the Combined Company offered by the Arrangement would result in a number of benefits to Glamis Shareholders, including:

o	Participation in a company that would be well-positioned to compete with the other senior North American gold companies;

o	Participation in a company that would have one of the best production growth profiles among senior gold producers;

o	Participation in a company that would be the lowest-cost senior producer of gold and a leading producer of silver;

o	Participation in a company that would have revenues and financial strength that should enable it to finance its development projects;

o	The Combined Company’s scale and diversity of operations throughout the Americas would position it as a leading producer in both Canada and Mexico, minimizing the risks associated with political or economic instability experienced by other mining companies operating globally;

o	The Combined Company would benefit from the combination of the Goldcorp and Glamis management teams which have exceptional track records of shareholder wealth creation and integration success, and proven operating, development and exploration skills;

o	The Combined Company is expected to continue Goldcorp’s policy of paying regular dividends; and

o	The Combined Company is expected to continue to maintain 100% of gold reserves and gold production unhedged.

•	Continued Participation by the Glamis Shareholders in the Assets of Glamis and Participation in the Assets of Goldcorp. Glamis Shareholders, through their ownership of Goldcorp Shares, would continue to participate in any increase in the value of Glamis’ recently acquired Peñasquito Project as well as the other assets of Glamis and would also benefit from the current assets of Goldcorp. Glamis Shareholders should hold approximately 40% of the issued Goldcorp Shares after completion of the Arrangement.

•	Continuity at the Board and Management Levels of the Combined Company. The board of directors of the Combined Company is to consist of ten persons, of whom four would be nominees of Glamis. Ian Telfer, the current President and CEO of Goldcorp, would be Chairman of the board of directors of the Combined Company, Kevin McArthur, the current President and CEO of Glamis, would be President and CEO of the Combined Company, Charles Jeannes, the current Executive Vice President, Administration of Glamis, would be appointed as an Executive Vice President of the Combined Company, and Charles Ronkos, the current Vice President, Exploration of Glamis, would be appointed Vice President, Exploration of the Combined Company. The current officers of Goldcorp, other than Mr. Telfer, are expected to continue to hold their current positions with Goldcorp in the Combined Company. This would provide continuity at the board and management levels of the Combined Company. See “The Arrangement — Directors and Officers of Goldcorp — Post-Arrangement” in this Circular.

•	Goldcorp Represents a Complementary Strategic Fit for Glamis. The Glamis Board believes that the combination with Goldcorp is the best available strategic move for Glamis and the Glamis Shareholders for the following reasons:

o	The financial strength of the Combined Company should enable it to fund the development and construction of the Peñasquito Project;

o	The Combined Company would continue with 100% of its gold reserves and gold production unhedged; and

o	The Combined Company would have increased asset diversity and stability from that currently experienced by either Glamis or Goldcorp and would be positioned for long-term industry growth and leadership.

•	Terms of the Arrangement Agreement. The Glamis Board considered the following terms of the Arrangement Agreement to be advantageous:

o	Glamis has the ability to respond to Acquisition Proposals in certain circumstances;

o	The Glamis Board believes that the $215 million Termination Fee, which was the result of significant negotiation with Goldcorp, is within the range of reasonable termination fees and should not be a significant deterrent to other Acquisition Proposals; and

o	Goldcorp may only terminate the Arrangement Agreement in limited circumstances.

•	Advice from the Financial Advisers. The Glamis Board considered the financial presentations of the Financial Advisers, as well as their written opinions dated August 30, 2006, as to the fairness, from a financial point of view, to Glamis Shareholders of, in the case of Orion, the consideration to be received by Glamis Shareholders under the Arrangement, and, in the case of JPMorgan, the Exchange Ratio.

•	Required Shareholder and Court Approvals. The Glamis Board considered the following required approvals to be protective of the rights of Glamis Shareholders:

o	The Arrangement Resolution must be approved by not less than two thirds of the votes cast at the Meeting; and

o	The Arrangement must be approved by the Court which will consider, among other things, the fairness of the Arrangement to Glamis Shareholders.
      In the course of its deliberations, the Glamis Board also identified and considered a variety of risks (as described under “Risk Factors” in this Circular) and potentially negative factors in connection with the Arrangement, including, but not limited to:

•	If Glamis is required to pay the Termination Fee and an alternative transaction is not concluded, Glamis’ financial condition will be materially adversely affected;

•	If the Arrangement Agreement is terminated and the Glamis Board decides to seek another merger or business combination, there is no assurance that it will be able to find a party willing to pay an equivalent value or more than the value to be paid pursuant to the Arrangement with Goldcorp; and

•	Implementing the Arrangement will require the devotion of significant management time and attention, which will have to be diverted from the existing business of Glamis and which could have an adverse impact on Glamis.
      The Glamis Board’s reasons contain forward-looking information, and are subject to various risks and assumptions. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Circular.
      The foregoing summary of the information and factors considered by the Glamis Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Glamis Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Glamis Board’s recommendation was made after consideration of all of the above-noted factors and in light of the Glamis Board’s collective knowledge of the business, financial condition and prospects of Glamis, and was also based upon the advice of financial and legal advisers to the Glamis Board. In addition, individual members of the Glamis Board may have assigned different weights to different factors.
Support Agreement
      The directors and executive officers of Glamis have entered into the Support Agreement with Goldcorp pursuant to which they have agreed, among other things, to support the Arrangement and vote their Glamis Shares in favour of the Arrangement Resolution. As of September 25, 2006, these directors and executive officers held 3,037,046 Glamis Shares, representing approximately 1.82% of the issued Glamis Shares on such date.
Opinions of Glamis’ Financial Advisers
      As at the date of its opinion and based on the information and procedures and subject to the limitations described in the Orion Opinion, Orion has concluded that the consideration to be received by Glamis

Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Glamis Shareholders. JPMorgan has delivered an opinion to the Glamis Board to the effect that, as of the date of the opinion and based on and subject to the various assumptions, limitations and qualifications described in its opinion, the Exchange Ratio was fair, from a financial point of view, to Glamis Shareholders. See “The Arrangement — Opinions of the Financial Advisers” in this Circular and the Orion Opinion and the JPMorgan Opinion, which are attached as Appendix D and Appendix E, respectively.
Summary and Effect of the Arrangement
      On completion of the Arrangement:

•	each Glamis Share held by a Glamis Shareholder (other than Glamis Shareholders who exercise Dissent Rights or Goldcorp or any subsidiary of Goldcorp) will be exchanged for 1.69 Goldcorp Shares and Cdn.$0.0001 in cash;

•	Glamis Shareholders who would otherwise be subject to Canadian federal income tax as a result of the exchange may generally avoid that result by making an appropriate election under Section 85 of the ITA, subject to certain rules and restrictions set out therein;

•	each Glamis Option will be exchanged for a financially equivalent Converted Goldcorp Option;

•	assuming there are 167,240,151 Glamis Shares issued and outstanding at the Effective Time and outstanding Glamis Options in respect of 3,058,938 Glamis Shares (based on September 25, 2006 information), Goldcorp will issue approximately 282,635,855 Goldcorp Shares to acquire the Glamis Shares and reserve approximately 5,169,605 Goldcorp Shares for issue upon exercise of Converted Goldcorp Options. On completion of the Arrangement, there will be, using Goldcorp’s issued share capital as at September 25, 2006, approximately 701,076,704 Goldcorp Shares issued and outstanding;

•	the board of directors of the Combined Company will consist of ten directors, of whom six will be nominees of Goldcorp, and four will be nominees of Glamis;

•	Ian Telfer, the current President and CEO of Goldcorp, would become Chairman of the board of directors of the Combined Company, Kevin McArthur, the current President and CEO of Glamis, would become President and CEO of the Combined Company, Charles A. Jeannes, the current Executive Vice President, Administration of Glamis, would be appointed as an Executive Vice President of the Combined Company, Charles J. Ronkos, the current Vice President, Exploration of Glamis, would be appointed Vice President, Exploration of the Combined Company, and the current officers of Goldcorp other than the current President and CEO are expected to continue to hold their respective offices with the Combined Company; and

•	Glamis will be a wholly-owned subsidiary of Goldcorp and will cease to be a publicly-traded company.
      See “The Arrangement” in this Circular for additional information.
Post-Arrangement Reorganization
      Under the Arrangement Agreement, Goldcorp has agreed to cause Glamis, within 30 days after the Effective Date, to amalgamate with either Goldcorp or a wholly-owned subsidiary of Goldcorp.
The Companies
      Glamis is a reporting issuer (or equivalent) in each province of Canada. Glamis Shares trade on the TSX and the NYSE under the symbol “GLG”. Glamis is a premier intermediate gold producer with low-cost production and a strong, consistent growth profile. For nearly 30 years, Glamis has successfully developed and operated gold mines. Its current operations are located in the United States, Mexico, Guatemala and Honduras.
      Goldcorp is a reporting issuer (or equivalent) in each province and territory of Canada. Goldcorp Shares trade on the TSX under the symbol “G” and the NYSE under the symbol “GG”. Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers and has operations in Canada, the United States, Mexico, Argentina, Brazil, Chile, the Dominican Republic and Australia.
      See “The Combined Company After the Arrangement” in this Circular for a description of Goldcorp after giving effect to the Arrangement.

Conditions of the Arrangement
      The Arrangement Agreement provides that completion of the Arrangement is subject to a number of specified conditions being met or waived (where permitted) as of the Effective Date, including the following:

•	two thirds of the Glamis Shares represented at the Meeting must be voted in favour of the Arrangement Resolution;

•	the Court must grant the Final Order with respect to the Arrangement;

•	unless waived, all covenants of Glamis and Goldcorp must have been duly performed in all material respects and all representations and warranties of Glamis and Goldcorp must be materially true and correct as of the Effective Time;

•	no Material Adverse Effect with respect to Glamis or Goldcorp will have occurred;

•	unless waived, Dissent Rights must not have been exercised in respect of, in the aggregate, more than 3% of the outstanding Glamis Shares;

•	all required regulatory approvals must have been obtained; and

•	Kevin McArthur, Charles Jeannes and Charles Ronkos must have entered into employment agreements satisfactory to Goldcorp.
      The TSX has conditionally approved the listing of the Goldcorp Shares to be issued and reserved pursuant to the Arrangement, subject to the satisfaction of the customary requirements of the TSX. Goldcorp expects to obtain NYSE approval for the listing of the Goldcorp Shares to be issued and reserved pursuant to the Arrangement before the Effective Date.
      See “The Arrangement — Effective Date and Conditions of the Arrangement” in this Circular.
Non-Solicitation Covenant of Glamis
      Glamis has agreed that it will not, except as provided below, directly or indirectly, solicit or promote any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal, or participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal, or take any action inconsistent with the recommendation of the Glamis Board to approve the Arrangement. Glamis also agreed to immediately terminate and cease any discussions or negotiations with any person with respect to any proposal that constitutes or could reasonably be expected to constitute an Acquisition Proposal.
      Notwithstanding the foregoing, the Glamis Board may, before the approval of the Arrangement by Glamis Shareholders, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, in accordance with the applicable terms of the Arrangement Agreement, but only if the Acquisition Proposal does not result from a breach of the Arrangement Agreement by Glamis and if the Glamis Board determines in good faith after consulting outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties of the directors of Glamis under applicable law.
      See “The Arrangement — Additional Terms of the Arrangement Agreement — Non-Solicitation Covenant of Glamis” in this Circular.
Superior Proposal
      Glamis may not make a Change in Glamis Recommendation or accept, approve, recommend or enter into an agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal unless (a) Glamis has complied with its non-solicitation covenant under the Arrangement Agreement, (b) such Superior Proposal does not provide for the payment of any break, termination or other fee or expense to the other party if Glamis completes the Arrangement with Goldcorp, (c) Glamis has provided Goldcorp with information about the Superior Proposal as required by the Arrangement Agreement, and (d) five business days have elapsed from the later of the date Goldcorp received notice of the determination of the Glamis Board to accept, approve, recommend or enter into an agreement in respect of the Superior Proposal and the date that Goldcorp has received the information required to be provided by Glamis in respect of an Acquisition Proposal as provided under the Arrangement Agreement.
      During this five business day period, Goldcorp will have the opportunity to offer in writing to amend the terms of the Arrangement Agreement and the Arrangement. The Glamis Board must review any such amended offer by

Goldcorp and determine in good faith whether the amended offer of Goldcorp would result in the Acquisition Proposal not being a Superior Proposal, and if so determined by the Glamis Board, Glamis must enter into an amended agreement with Goldcorp reflecting the amended proposal of Goldcorp and must promptly reaffirm its recommendation to Glamis Shareholders of the Arrangement, as amended.
      See “The Arrangement — Additional Terms of the Arrangement Agreement — Superior Proposal” in this Circular.
Termination of Arrangement Agreement
      The Arrangement Agreement may be terminated at any time before the Effective Date, in the circumstances specified in the Arrangement Agreement, including:

•	by mutual written consent;

•	if any condition set out in the Arrangement Agreement is not satisfied or waived by the party to whom it is of benefit;

•	by Goldcorp if an Acquisition Proposal in respect of Glamis has been made or proposed and the Glamis Board makes a Change in Glamis Recommendation, or has failed, after being requested by Goldcorp to reaffirm its approval or recommendation of the Arrangement as promptly as possible (but in any event within five business days after receipt of the request to do so by Goldcorp), or Glamis has accepted, approved, recommended, or entered into an agreement in respect of any Acquisition Proposal;

•	by Goldcorp or by Glamis if the Meeting is held and completed and the approval of Glamis Shareholders is not obtained;

•	by either Goldcorp or Glamis if the Arrangement is not completed by the Completion Deadline; provided however, if the Arrangement has not been completed by such date because the Meeting has not been held due to the fault of Glamis, then Glamis will not be entitled to terminate the Arrangement Agreement;

•	by Goldcorp if the Glamis Board makes a Change in Glamis Recommendation; or

•	by Glamis if Glamis proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement, provided that Glamis has paid the Termination Fee to Goldcorp.
      See “The Arrangement — Amendment and Termination of the Arrangement Agreement” in this Circular.
Termination Fee
      The Arrangement Agreement provides that Glamis must pay the $215 million Termination Fee to Goldcorp in certain circumstances, including the following:

•	the Arrangement Agreement being terminated by Goldcorp if an Acquisition Proposal in respect of Glamis has been made or proposed and the Glamis Board has (i) made a Change in Glamis Recommendation or (ii) has failed, after being requested by Goldcorp in writing, to reaffirm its approval or recommendation of the Arrangement as promptly as possible (but in any event within five business days after receipt of the request to do so by Goldcorp) or (iii) has accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement permitted under the Arrangement Agreement) in respect of any Acquisition Proposal;

•	a Change in Glamis Recommendation has occurred and Goldcorp has elected to terminate the Arrangement Agreement;

•	the Arrangement Agreement being terminated by Goldcorp due to any applicable condition set out in the Arrangement Agreement not being satisfied or waived as a result of the breach by Glamis of its covenants regarding non-solicitation and Superior Proposals as set out in the Arrangement Agreement;

•	the Arrangement Agreement being terminated by Goldcorp as a result of Glamis’ failing to submit the Arrangement for approval to Glamis Shareholders on or before the date that is five business days before the Completion Deadline or failing to solicit proxies in accordance with the provisions of the Arrangement Agreement;

•	if an Acquisition Proposal has been made to Glamis and made known to Glamis Shareholders generally or has been made directly to Glamis Shareholders generally or any person has publicly announced an intention to make an Acquisition Proposal, which is not publicly withdrawn before the Meeting, and after which the Glamis Shareholders do not approve the Arrangement at the Meeting or the Arrangement Agreement is terminated by either Goldcorp or Glamis as a result of the Glamis Shareholders not approving the Arrangement at the Meeting or the Arrangement has not been completed by the Completion Deadline, and Glamis completes an Acquisition Proposal within 12 months following the termination of the Arrangement Agreement;

•	if the Glamis Board makes a Change in Glamis Recommendation due to a pending Acquisition Proposal as described above, after which the Glamis Shareholders do not approve the Arrangement at the Meeting and the Arrangement Agreement is terminated by either Glamis or Goldcorp as a result of the non-approval of the Arrangement by Glamis Shareholders at the Meeting; or

•	if Glamis proposes to enter into an agreement with respect to a Superior Proposal in compliance with the terms of the Arrangement Agreement.
      See “The Arrangement — Additional Terms of the Arrangement Agreement — Termination Fee” in this Circular.
Exchange of Glamis Share Certificates and Treatment of Fractional Shares
      As soon as practicable after the Effective Date, a letter of transmittal containing instructions for the deposit of certificates for Glamis Shares with the Depositary at its principal office in Toronto, Ontario will be forwarded to each former Registered Shareholder for use in exchanging their Glamis Share certificates for Goldcorp Share certificates and the cash payment. Upon return of a properly completed letter of transmittal by a Registered Shareholder, together with certificates representing Glamis Shares and such other documents as the Depositary may require, certificates for the appropriate number of Goldcorp Shares and a cheque representing the cash payment will be mailed to the Registered Shareholder. Registered Shareholders who intend to make an election under Section 85 of the ITA should indicate that intention in the space provided in the letter of transmittal, and will be sent a tax election package, including the necessary election forms. Beneficial Shareholders will need to deal with their Intermediary Registered Shareholder to receive the tax election package and the necessary election forms.
      No fractional Goldcorp Shares will be issued to Glamis Shareholders. If a Glamis Shareholder is entitled to a fractional share representing 0.5 or more of a Goldcorp Share, the number of Goldcorp Shares to be issued to that Glamis Shareholder will be rounded up to the nearest whole Goldcorp Share. If a Glamis Shareholder is entitled to a fractional share representing less than 0.5 of a Goldcorp Share, the number of Goldcorp Shares to be issued to that Glamis Shareholder will be rounded down to the nearest whole Goldcorp Share.
      Any cash consideration to be received by a Glamis Shareholder will be rounded up to the nearest whole cent.
      See “The Arrangement — Procedure and Terms For Exchange of Glamis Shares — Procedure for Exchange of Glamis Shares” in this Circular.
Cancellation of Rights after Six Years
      Any certificate which immediately before the Effective Date represented outstanding Glamis Shares and which has not been surrendered, with all other documents required by the Plan of Arrangement or the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Glamis, Goldcorp or the Depositary. Accordingly, persons who tender certificates for Glamis Shares after the sixth anniversary of the Effective Date will not receive Goldcorp Shares, will not own any interest in Glamis, and will not be paid any cash or other compensation.
Treatment of Dividends
      No dividends or other distributions declared or made after the Effective Time with respect to Goldcorp Shares, with a record date after the Effective Time, will be paid to the holder of any unsurrendered certificates for Glamis Shares until the holder surrenders its certificates for Glamis Shares in exchange for Goldcorp Shares and cash in accordance with the Plan of Arrangement. Once such certificates are surrendered, the holder will be sent, in addition to the holder’s Goldcorp Shares and cash payment, such dividend or other distribution, if any, without interest.

Rights of Dissent
      Glamis Shareholders have Dissent Rights with respect to the Arrangement. These Dissent Rights must be strictly complied with in order for a Glamis Shareholder to receive cash representing the fair value of Glamis Shares held. See “Rights of Dissenting Glamis Shareholders” in this Circular. It is a condition of the Arrangement that Dissent Rights not be exercised in an amount that exceeds 3% of the outstanding Glamis Shares.
Income Tax Considerations
      Glamis Shareholders should consult their own tax advisers about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Arrangement.
      For Canadian federal income tax purposes, a Glamis Shareholder who is a Canadian Resident and whose Glamis Shares constitute “capital property” generally should be able to exchange Glamis Shares for Goldcorp Shares and cash under the Arrangement on a tax-deferred basis by making an appropriate election under Section 85 of the ITA jointly with Goldcorp. Such a Glamis Shareholder who does not make such an election generally will realize a capital gain (capital loss) equal to the amount by which the aggregate fair market value of the Goldcorp Shares and cash received by the Glamis Shareholder on the Arrangement, net of reasonable costs of disposition, exceed (are less than) the adjusted cost base of the shareholder’s Glamis Shares. Non-resident Glamis Shareholders whose Glamis Shares do not constitute “taxable Canadian property” generally will not incur any liability for Canadian federal income tax as a result of the Arrangement. A summary of the principal Canadian federal income tax considerations in respect of the Arrangement is set out under “Canadian Federal Income Tax Considerations” and the foregoing is qualified in full by the information in that section.
      For U.S. federal income tax purposes, the tax treatment of the exchange of Glamis Shares for Goldcorp Shares plus Canadian currency depends on whether the exchange is treated as part of a reorganization for U.S. federal income tax purposes. If it is so treated, a Glamis Shareholder who is a U.S. person generally will recognize gain but only to the extent of the U.S. dollar value of the Canadian currency on the date of receipt, subject to the passive foreign investment company rules of Sections 1291-1298 of the Code. If the exchange of shares is not treated as part of a reorganization, the exchange by a U.S. person would be taxable for U.S. federal income tax purposes. A summary of the principal U.S. federal income tax considerations in respect of the Arrangement is set out under “United States Federal Income Tax Considerations” and the foregoing is qualified in full by the information in that section.
Securities Laws Information for Canadian Shareholders
      The issue of Goldcorp Shares and Converted Goldcorp Options pursuant to the Arrangement and the issue of Goldcorp Shares on exercise of Converted Goldcorp Options will constitute distributions of securities, which are exempt from the registration and prospectus requirements of the Canadian Securities Acts. The Goldcorp Shares may be resold in any province or territory of Canada, provided (i) the trade is not a “control distribution” as defined in National Instrument 45-102, (ii) no unusual effort is made to prepare the market or create a demand for those securities, (iii) no extraordinary commission or consideration is paid in respect of that sale, and (iv) if the selling security holder is an insider or officer of Goldcorp, the insider or officer has no reasonable grounds to believe that Goldcorp is in default of securities legislation.
      See “Securities Laws Considerations — Canadian Securities Laws” in this Circular.
Securities Laws Information for United States Shareholders
      The Goldcorp Shares to be issued to Glamis Shareholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance on the exemption from registration provided by the Section 3(a)(10) Exemption. Applicability of restrictions on resale of shares imposed by the U.S. Securities Act will depend on whether a holder of the Goldcorp Shares issued pursuant to the Arrangement is an “affiliate” of Goldcorp or Glamis before the Arrangement or an “affiliate” of Goldcorp after the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. See “Securities Laws Considerations — U.S. Securities Laws” in this Circular.

Goldcorp Selected Financial Information
      The following table sets out selected financial information of Goldcorp for the periods indicated, and is qualified by the more complete information contained in the audited consolidated financial statements of Goldcorp for the years ended December 31, 2005 and 2004, and the unaudited interim consolidated financial statements of Goldcorp for the six months ended June 30, 2006 and 2005, some of which are attached as Appendix J to this Circular, as well as the Goldcorp management’s discussion and analysis incorporated by reference herein:

	Six months ended
	June 30		Year ended December 31

	2006	2005	2005	2004

Production statistics:
Total cash cost per ounce(1)(2)	$(108)	$64	$22	$115
Ounces of gold produced	673,600	556,400	1,136,300	628,000
Average gold price realized per ounce	$595	$431	$452	$409
Operating summary (millions of $):
Revenues	$777.7	$424.5	$896.4	$191.0
Net earnings	282.8	127.5	285.7	51.3
Cash flow from operations (before changes in non-cash working capital and site closure and reclamation expenditures)	383.1	202.1	422.3	102.5
Financial status (millions of $):
Working capital	$216.6	$431.0	$581.6	$400.0
Total assets	6,969.5	3,756.0	4,066.0	701.5
Long-term liabilities	2,205.3	751.7	792.8	97.0
Shareholders’ equity	4,141.3	2,808.9	2,973.8	577.8
Per common share ($):
Net earnings — basic	$0.78	$0.44	$0.91	$0.27
Net earnings — diluted	0.77	0.40	0.83	0.27
Net book value	9.91	8.36	8.76	3.04
Dividends	0.09	0.42	0.48	0.28

Notes:

(1)	Goldcorp reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-Canadian GAAP financial measure. Goldcorp follows the recommendations of the Gold Institute standard. Goldcorp believes that, in addition to conventional measures prepared in accordance with Canadian GAAP, certain investors use this information to evaluate Goldcorp’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

(2)	The calculation of total cash costs per ounce of gold for Peak and Alumbrera is net of by-product copper sales revenue, Luismin is net of by-product silver sales revenues of $3.90 per silver ounce sold to Silver Wheaton Corp. and La Coipa is net of by-product silver sales revenue at spot prices.

Glamis Selected Financial Information
      The following table sets out selected financial information of Glamis for the periods indicated, and is qualified by the more complete information contained in the audited consolidated financial statements of Glamis for the years ended December 31, 2005, 2004 and 2003, and the unaudited consolidated interim financial statements of Glamis for the six months ended June 30, 2006 and 2005, as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and incorporated by reference in this Circular:

	Six months ended
	June 30		Year ended December 31

	2006	2005	2005	2004	2003

Production statistics:
Total cash cost per ounce(1)	$196	$188	$195	$192	$184
Ounces of gold produced	286,418	203,098	434,010	234,433	230,294
Average gold price realized per ounce	$591	$429	$454	$416	$368
Operating summary (millions of $):
Revenues	$176.4	$90.8	$202.6	$94.7	$84.0
Net earnings	47.2	10.4	27.1	20.9	18.2
Cash flow from operations (before changes in non-cash working capital and site closure and reclamation expenditures)	82.8	38.6	89.0	37.4	33.9
Financial status (millions of $):
Working capital	$67.3	$29.3	$36.7	$27.4	$145.4
Total assets	2,199.7	659.7	721.2	613.3	534.1
Long-term liabilities	572.4	162.1	188.6	123.6	88.6
Shareholders’ equity	1,584.6	472.8	503.6	460.3	434.7
Per common share ($):
Net earnings — basic	$0.33	$0.08	$0.21	$0.16	$0.14
Net earnings — diluted	0.33	0.08	0.20	0.16	0.14
Net book value	9.51	3.61	3.82	3.52	3.34
Dividends	—	—	—	—	—

Note:

(1)	Total cash cost of production includes mining, processing (including transportation and refining), costs associated with movements in production inventories net of pre-production stripping costs (which are capitalized to mine development costs), direct mine overhead costs, local production taxes and royalties, but excludes general and administrative costs at the corporate level, depreciation and depletion and end-of-mine reclamation accruals. Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP or U.S. GAAP measures and may not be comparable to other similarly titled measures of other companies. However, Glamis believes that cash costs of production per ounce of gold is a useful indicator of performance.
Goldcorp Selected Unaudited Pro Forma Financial Information
      The following selected unaudited pro forma consolidated financial information for Goldcorp is based on the assumptions described in the respective notes to the Goldcorp unaudited pro forma condensed consolidated financial statements as at June 30, 2006 and for the six month period ended June 30, 2006 and the year ended December 31, 2005, attached to this Circular as Appendix B. The pro forma condensed consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement had occurred on June 30, 2006. The pro forma condensed consolidated statements of operations have been prepared based on the assumption that, among other things, the Arrangement had occurred on January 1, 2005. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of Goldcorp’s consolidated financial position and results from operations if the events reflected therein were in effect on January 1, 2005, nor do they purport to project Goldcorp’s consolidated financial position or results from operations for any future period.
      The unaudited pro forma condensed consolidated financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement contained in this Circular, the unaudited pro forma condensed consolidated financial statements contained in Appendix B, the audited and unaudited consolidated financial statements of Glamis incorporated by reference in this

Circular, and the audited and unaudited consolidated financial statements of Goldcorp included in Appendix J to this Circular.

As at
June 30,
2006

(in millions of $)
(unaudited)
Balance Sheet Data
Cash and cash equivalents	334.9
Other current assets	360.7
Mining interests	7,221.6
Unallocated purchase price(1)	6,652.2
Other assets	1,252.0
Total assets	15,821.4
Current liabilities (except for the current portion of long-term debt of $107.5 million)	324.2
Reclamation and closure cost obligations	152.8
Long-term debt (including current portion)	930.0
Future income and mining taxes	1,789.0
Other non-current liabilities and non-controlling interests	267.4
Shareholders’ equity	12,358.0

Total liabilities and shareholders’ equity	15,821.4

	For the six	For the year
	months ended	ended
	June 30,	December 31,
	2006	2005

	(in millions of $)	(in millions of $)
	(unaudited)	(unaudited)
Statement of Operations Data
Revenues	1,084.5	1,466.0
Earnings from mine operations(1)	484.6	544.0
Net earnings(1)	231.0	250.6

Note:

(1)	Goldcorp has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the income statement. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Glamis’ assets and liabilities has been presented as “unallocated purchase price”. Goldcorp is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired, as well as any goodwill arising upon the acquisition, will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated income statements of Goldcorp for periods after the date of acquisition. Goldcorp estimates that a $100 million adjustment to the carrying amount of mining interests of Glamis would result in a corresponding adjustment to pre-tax amortization expense in the pro forma condensed consolidated statement of operations by approximately $6.25 million for the six months ended June 30, 2006 and approximately $12.5 million for the year ended December 31, 2005. No pro forma adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording Glamis’ identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Goldcorp Share Capitalization
      The following table sets forth information on the share capitalization of Goldcorp as at the dates indicated:

Outstanding Assuming
		Outstanding at	Completion of the
Designation of Security	Amount Authorized	December 31, 2005	Arrangement(1)(2)

		(audited)	(unaudited)
Common Shares	Unlimited	339,642,000	701,076,704

Notes:

(1)	Assuming an issued capital of 418,440,849 Goldcorp Shares (as at September 25, 2006) and the issue of approximately 282,635,855 Goldcorp Shares under the Arrangement.

(2)	In addition, Goldcorp has outstanding warrants and options providing for the acquisition of an aggregate of 20,390,876 Goldcorp Shares, at prices ranging from Cdn.$2.05 to Cdn.$45.75 and will reserve an additional 5,169,605 Goldcorp Shares for issue under the Converted Goldcorp Options at prices ranging from Cdn.$4.37 to Cdn.$25.74.
Risk Factors
      There are risks associated with the completion of the Arrangement. Some of these risks include: (i) the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for Glamis Shares may be adversely affected; (ii) as Glamis Shareholders will receive Goldcorp Shares based on a fixed exchange ratio, Goldcorp Shares received by Glamis Shareholders under the Arrangement may have a market value lower than expected; (iii) the closing of the Arrangement is conditional on, among other things, the receipt of consents and approvals from governmental bodies that could delay completion of the Arrangement or impose conditions on the companies that could adversely affect the business or financial condition of the Combined Company; (iv) the exchange of Glamis Shares pursuant to the Arrangement may be a taxable transaction for Glamis Shareholders in the United States; (v) potential payments to be made to Glamis Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition; (vi) the issue of Goldcorp Shares under the Arrangement and their subsequent sale may cause the market price of Goldcorp Shares to decline; (vii) the Combined Company may not realize the benefits currently anticipated from the combination of Glamis and Goldcorp due to challenges associated with integrating the operations, technologies and personnel of Glamis and Goldcorp; (viii) the Combined Company may not realize the benefits of its growth projects; (ix) the Combined Company may not meet key production and cost estimates; (x) the Combined Company will face permitting risks relating to its expanded portfolio of development projects; (xi) the Combined Company will be subject to significant capital requirements associated with its expanded operations and portfolio of development projects; and (xii) the Combined Company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities. See “Risk Factors” in this Circular.
      In addition, investment in a natural resource issuer involves a significant degree of risk. Both Glamis and Goldcorp are subject to a number of risks in the operation of their businesses. Glamis Shareholders should carefully review the risk factors set forth under “Risk Factors” in this Circular, in Glamis’ Annual Information Form dated March 6, 2006, and in Goldcorp’s Renewal Annual Information Form dated March 20, 2006.

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING
      Following are some questions that you, as a Glamis Shareholder, may have relating to the Meeting and answers to those questions. These questions and answers, as well as the preceding summary, do not provide all the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Circular. You are urged to read this Circular in its entirety before making a decision related to your Glamis Shares.

Q:	What are Glamis and Goldcorp proposing?

A:	Glamis and Goldcorp are proposing to effect a business combination to combine the business and assets of Glamis with those of Goldcorp pursuant to a statutory plan of arrangement under British Columbia law. Under the terms of the Arrangement, Glamis will become a wholly-owned subsidiary of Goldcorp and in connection therewith Glamis Shareholders will receive Goldcorp Shares and a cheque representing the cash due under the Arrangement for their Glamis Shares.

Q:	What will Glamis Shareholders receive?

A:	Under the Arrangement, each issued Glamis Share (other than Glamis Shares held by a holder who has validly exercised Dissent Rights, or by Goldcorp or any subsidiary of Goldcorp) will be exchanged for 1.69 Goldcorp Shares and Cdn.$0.0001 in cash. If a Glamis Shareholder is entitled to a fractional share representing 0.5 or more of a Goldcorp Share, the number of Goldcorp Shares to be issued will be rounded up to the nearest whole Goldcorp Share. If a Glamis Shareholder is entitled to a fractional share representing less than 0.5 of a Goldcorp Share, the number of Goldcorp Shares to be issued will be rounded down to the nearest whole Goldcorp Share. Any cash consideration to be received by a Glamis Shareholder will be rounded up to the nearest whole cent.

Q:	On what am I being asked to vote?

A:	At the Meeting, Glamis Shareholders will be asked to consider and, if thought fit, pass, with or without variation, the Arrangement Resolution authorizing and approving the Arrangement. The full text of the Arrangement Resolution is set out in Appendix A to this Circular.

Q:	How does the Glamis Board recommend that I vote on the Arrangement Resolution?

A:	The Glamis Board unanimously recommends that Glamis Shareholders vote FOR the Arrangement Resolution. See “The Arrangement — Reasons for the Arrangement and Recommendation of the Glamis Board” in this Circular. In addition, the directors and executive officers of Glamis have entered into the Support Agreement with Goldcorp under which they have agreed to vote their Glamis Shares FOR the Arrangement Resolution. As of September 25, 2006, approximately 1.82% of the Glamis Shares were held by these directors and executive officers. See “The Arrangement — Support Agreement” in this Circular.

Q:	Why does the Glamis Board recommend that Glamis Shareholders vote FOR the Arrangement Resolution?

A:	In the course of its evaluation of the Arrangement, the Glamis Board consulted with Glamis’ senior management, legal counsel and financial advisers, reviewed a significant amount of information and considered a number of factors. Certain of the expected benefits to the Glamis Shareholders are as follows (see “The Arrangement — Reasons for the Arrangement and Recommendation of the Glamis Board” in this Circular for further details of the reasons why the Glamis Board is recommending that Glamis Shareholders vote FOR the Arrangement Resolution):

•	Goldcorp offered a significant premium (32.7%) to the market price for Glamis Shares on the TSX, based on the closing price of Glamis Shares on the day immediately before the announcement of the Arrangement, which provides immediate value for Glamis Shareholders;

•	The Glamis Board believes that share ownership in the Combined Company offered by the Arrangement would result in a number of benefits to Glamis Shareholders, including:

o	Participation in a company that would be well-positioned to compete with the other senior North American gold companies;

o	Participation in a company that would have one of the best production growth profiles among senior gold producers;

o	Participation in a company that would be the lowest-cost senior producer of gold and a leading producer of silver;

o	Participation in a company that would have revenues and financial strength that should enable it to finance its development projects;

o	The Combined Company’s scale and diversity of operations throughout the Americas would position it as a leading producer in both Canada and Mexico, minimizing the risks associated with political or economic instability experienced by other mining companies operating globally;

o	The Combined Company would benefit from the combination of the Goldcorp and Glamis management teams which have exceptional track records of shareholder wealth creation and integration success, and proven operating, development and exploration skills;

o	The Combined Company is expected to continue Goldcorp’s policy of paying regular dividends; and

o	The Combined Company is expected to continue to maintain 100% of gold reserves and gold production unhedged.

•	Glamis Shareholders, through their ownership of Goldcorp Shares, would continue to participate in any increase in the value of Glamis’ recently acquired Peñasquito Project as well as the other assets of Glamis and would also benefit from the current assets of Goldcorp. Glamis Shareholders should hold approximately 40% of the Goldcorp Shares after completion of the Arrangement; and

•	There would be continuity at the board and management levels of the Combined Company. The board of directors of the Combined Company is to consist of ten persons, of whom four would be nominees of Glamis. Ian Telfer, the current President and CEO of Goldcorp, would be Chairman of the board of the Combined Company, Kevin McArthur, the current President and CEO of Glamis, would be President and CEO of the Combined Company, Charles Jeannes, the current Executive Vice President, Administration of Glamis, would be appointed as an Executive Vice President of the Combined Company, and Charles Ronkos, the current Vice President, Exploration of Glamis, would be appointed Vice President, Exploration of the Combined Company. The current officers of Goldcorp other than Mr. Telfer are expected to continue to hold their current positions with Goldcorp in the Combined Company.

Q:	When is the Arrangement expected to close?

A:	The Arrangement is expected to close by the end of November 2006, assuming that the required shareholder approval and regulatory approvals have been received by such time and subject to the other terms and conditions set out in the Arrangement Agreement. See “The Arrangement — Effective Date and Conditions of the Arrangement” and “The Arrangement — Regulatory Matters” in this Circular.

Q:	Are there risks I should consider in deciding whether to vote for the Arrangement Resolution?

A:	Yes. Some of these risks include: (i) the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for Glamis Shares may be adversely affected; (ii) as Glamis Shareholders will receive Goldcorp Shares based on a fixed exchange ratio, Goldcorp Shares received by Glamis Shareholders under the Arrangement may have a market value lower than expected; (iii) the closing of the Arrangement is conditional on, among other things, the receipt of consents and approvals from governmental bodies that could delay completion of the Arrangement or impose conditions on the companies that could adversely affect the business or financial condition of the Combined Company; (iv) the exchange of Glamis Shares pursuant to the Arrangement may be a taxable transaction for Glamis Shareholders in the United States; (v) potential payments to be made to Glamis Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition; (vi) the issue of Goldcorp Shares under the Arrangement and their subsequent sale may cause the market price of Goldcorp Shares to decline; (vii) the Combined Company may not realize the benefits currently anticipated from the combination of Glamis and Goldcorp due to challenges associated with integrating the operations, technologies and personnel of Glamis and Goldcorp; (viii) the Combined Company may not realize the benefits of its growth projects; (ix) the Combined Company may not meet key production and cost estimates; (x) the Combined Company will face permitting risks relating to its expanded portfolio of development projects; (xi) the Combined Company will be subject to significant capital requirements associated with its expanded operations and portfolio of development projects; and (xii) the Combined Company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities. See “Risk Factors” in this Circular.

Q:	What are the Canadian and U.S. federal income tax consequences of the Arrangement to Glamis Shareholders?

A:	A Glamis Shareholder who is a Canadian Resident and whose Glamis Shares constitute “capital property” generally should be able to exchange Glamis Shares for Goldcorp Shares and cash under the Arrangement on a tax-deferred basis by making an appropriate election jointly with Goldcorp under Section 85 of the ITA. Such a Glamis Shareholder who does not make such an election generally will realize a capital gain (capital loss) equal to the amount by which the aggregate fair market value of the Goldcorp Shares and cash that the shareholder receives under the Arrangement, net of reasonable costs of disposition, exceed (are less than) the adjusted cost base of the resident’s Glamis Shares. Non-resident Glamis Shareholders whose Glamis Shares do not constitute “taxable Canadian property” generally will not incur any liability for Canadian federal income tax as a result of the Arrangement.

For U.S. federal income tax purposes, the tax treatment of the exchange of Glamis Shares for Goldcorp Shares plus Canadian currency depends on whether the exchange is treated as part of a reorganization for U.S. federal income tax purposes. If it is so treated, a Glamis Shareholder who is a U.S. person generally will recognize gain but only to the extent of the U.S. dollar value of the Canadian currency on the date of receipt, subject to the passive foreign investment company rules of Sections 1291-1298 of the Code. If the exchange of shares is not treated as part of a reorganization, the exchange by a U.S. person would be taxable for U.S. federal income tax purposes.

See “Canadian Federal Income Tax Considerations” and “United States Federal Income Tax Considerations” in this Circular. Glamis Shareholders are urged to consult their tax advisers to determine the tax consequences particular to them.

Q:	When and where will the Meeting be held?

A:	The Meeting will be held on October 26, 2006 at 9:30 a.m. (Vancouver time) at The Cheakamus Room, The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, Canada.

Q:	Who is entitled to vote at the Meeting?

A:	All Glamis Shareholders at the close of business on September 26, 2006, the Record Date for the Meeting, will be entitled to vote on matters that come before the Meeting.

Q:	How many votes do I have?

A:	You are entitled to one vote for each Glamis Share that you own. At the close of business on September 25, 2006, there were 167,240,151 Glamis Shares issued and outstanding.

Q:	What vote is required to approve the Arrangement Resolution?

A:	At least two thirds of the votes cast on the Arrangement Resolution at the Meeting must be voted FOR the Arrangement Resolution in order for it to be approved.

Q:	Are Goldcorp Shareholders required to approve the Arrangement?

A:	The Arrangement Agreement does not provide for Goldcorp to seek Goldcorp Shareholder approval.

Q:	What if I return my proxy but do not mark it to show how I wish to vote?

A:	If your proxy is signed and returned without specifying your choices, your Glamis Shares will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Glamis Board.

Q:	When is the cut-off time for delivery of a proxy?

A:	The proxy must be delivered at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment thereof at which the proxy is to be used. In this case, assuming no adjournment, the proxy cut-off time is 9:30 a.m. (Vancouver time) on October 24, 2006.

Q:	Can I change my vote after I have submitted a signed proxy?

A:	Yes.

If you have submitted a form of proxy, you may revoke it by (i) executing a proxy bearing a later date or by executing a valid notice of revocation, either of which must be executed by you as the Glamis Shareholder or by your authorized attorney in writing, or, if a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to Computershare at the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or to the address of the registered office of Glamis at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time before 9:30 a.m. (Vancouver time) on October 25, 2006 or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or (ii) if you are a Registered Shareholder, personally attending the Meeting and voting your Glamis Shares.

If you are a Beneficial Shareholder and you have submitted voting instructions by mail, telephone or through the Internet using a Voting Instruction Form, you may revoke your voting instructions by delivering to the relevant intermediary new voting instructions such that the intermediary receives the new voting instructions before 9:30 a.m. (Vancouver time) on October 25, 2006, or if the Meeting is adjourned, the last business day before any reconvening thereof.

In addition, a proxy may be revoked by any other manner permitted by law.

Q:	What do I need to do now?

A:	Read and consider the information contained in this Circular carefully, and then send in your proxy for your Glamis Shares as soon as possible so that your Glamis Shares may be voted at the Meeting.

Q:	Who should I call if I have questions about the proxy materials or voting procedures?

A:	If you have questions about the Arrangement Resolution, need assistance in submitting your proxy or voting your Glamis Shares, or need additional copies of the Circular or the enclosed proxy, you should contact Georgeson, Glamis’ proxy solicitation agent, by mail at 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario M5J 2Y1, or by telephone at 1-866-904-8739 (toll-free in North America), and banks and brokers should call 212-440-9800. If your Glamis Shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker, bank or other nominee for additional information.

RISK FACTORS
      In assessing the Arrangement, Glamis Shareholders should carefully consider the risks described in Glamis’ Annual Information Form dated March 6, 2006 for the year ended December 31, 2005 and Goldcorp’s Renewal Annual Information Form dated March 20, 2006 for the year ended December 31, 2005, together with the other information contained in, or incorporated by reference in this Circular, including the disclosure under “Information Concerning Goldcorp — Recent Developments — SEC Comment Letters on 2005 Form 40-F” in this Circular. Additional risks and uncertainties, including those currently unknown to or considered immaterial by Glamis, may also adversely affect the business of the Combined Company. In particular, the Arrangement and the operations of the Combined Company are subject to certain risks including the following:
Risks Related to the Arrangement
The Arrangement Agreement may be terminated by Glamis or Goldcorp in certain circumstances, in which case the market price for Glamis Shares may be adversely affected.
      Each of Glamis and Goldcorp has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Glamis provide any assurance, that the Arrangement Agreement will not be terminated by either Glamis or Goldcorp before the completion of the Arrangement. For example, Goldcorp has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Material Adverse Effect on Glamis. Although a Material Adverse Effect excludes certain events that are beyond the control of Glamis or Goldcorp (such as general changes in the global economy or changes that affect the worldwide mining industry generally and which do not have a materially disproportionate effect on Glamis or Goldcorp), there is no assurance that a change having a Material Adverse Effect on Glamis will not occur before the Effective Date, in which case Goldcorp could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.
      In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Glamis or Goldcorp, including Glamis Shareholders approving the Arrangement and required regulatory approvals being obtained by Goldcorp. There is no certainty, nor can Glamis provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of Glamis Shares may be adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Glamis Board will be able to find a party willing to pay an equivalent or a more attractive price for Glamis Shares than the price to be paid pursuant to the terms of the Arrangement Agreement.
Under the Arrangement, Glamis Shareholders will receive Goldcorp Shares based on a fixed exchange ratio that will not be adjusted to reflect market fluctuations. Consequently, Goldcorp Shares received by Glamis Shareholders under the Arrangement may have a lower market value than expected.
      Glamis Shareholders will receive a fixed number of Goldcorp Shares under the Arrangement, rather than Goldcorp Shares with a fixed market value. Because the Exchange Ratio will not be adjusted to reflect any change in the market value of the Goldcorp Shares, the market value of Goldcorp Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular.
The closing of the Arrangement is conditional on, among other things, the receipt of consents and approvals from governmental bodies that could delay completion of the Arrangement or impose conditions on the companies that could adversely affect the business or financial condition of the Combined Company.
      Completion of the Arrangement is conditional upon receiving certain regulatory approvals, and the expiration or termination of applicable waiting periods under the HSR Act and Mexican competition legislation. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the regulatory approvals could adversely affect the business, financial condition or results of operations of the Combined Company.
      Certain jurisdictions may claim jurisdiction under their competition or antitrust laws in respect of acquisitions or mergers that may potentially affect their domestic marketplace. Although Glamis does not currently anticipate that there will be any investigation or proceeding in any jurisdiction that would have a material impact on the completion of the Arrangement or the operations of the Combined Company, there is no assurance that such investigation or proceeding, whether by governmental authority or private party, will not be initiated nor, if initiated, will not materially adversely affect the completion of the Arrangement or the operations of the Combined Company.

The exchange of Glamis Shares pursuant to the Arrangement may be a taxable transaction for U.S. shareholders.
      Although Glamis believes the exchange of Glamis Shares for Goldcorp Shares plus Canadian currency and the subsequent amalgamation of Glamis and Goldcorp, or of Glamis and a wholly-owned subsidiary of Goldcorp, after completion of the Arrangement should be treated as a single, integrated transaction for U.S. federal income tax purposes qualifying as a reorganization under Section 368(a) of the Code, there is limited authority on the issue and thus substantial uncertainty with respect to such tax treatment. If the exchange of Glamis Shares for Goldcorp Shares plus cash were viewed as independent of the subsequent amalgamation, reorganization treatment would not apply, and the exchange would be a fully taxable transaction for U.S. federal income tax purposes. In that case, a U.S. shareholder would recognize gain or loss in an amount equal to the difference between (a) the fair market value of the Goldcorp Shares and the U.S. dollar value of the Canadian currency on the date of receipt and (b) such U.S. shareholder’s adjusted tax basis in the Glamis Shares surrendered. No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement have been obtained by Glamis, and none will be requested by Glamis. There is no assurance that the IRS will not challenge the treatment of the exchange and the amalgamation as a single, integrated transaction qualifying as a reorganization, or that a U.S. court will not sustain such a challenge. U.S. shareholders should carefully review the discussion under “United States Federal Income Tax Considerations” for a more complete discussion of the possible U.S. federal income tax consequences of the exchange.
Potential payments to Glamis Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition.
      Glamis Shareholders have the right to exercise Dissent Rights and demand payment of the fair value of their Glamis Shares in cash. If Dissent Rights are exercised in respect of a significant number of Glamis Shares, a substantial cash payment may be required to be made to such Glamis Shareholders that could have an adverse effect on the Combined Company’s financial condition and cash resources.
The issue of Goldcorp Shares under the Arrangement and their subsequent sale may cause the market price of Goldcorp Shares to decline.
      As of September 25, 2006, 418,440,849 Goldcorp Shares were outstanding and an aggregate of 20,390,876 Goldcorp Shares were subject to outstanding options and warrants to purchase or acquire Goldcorp Shares. Goldcorp currently expects that in connection with the Arrangement it will issue approximately 282,635,855 Goldcorp Shares (calculated based on the issued Glamis Shares as at September 25, 2006) and reserve approximately 5,169,605 Goldcorp Shares for issue on exercise of Converted Goldcorp Options. The issue of these new Goldcorp Shares and their sale and the sale of additional Goldcorp Shares that may become eligible for sale in the public market from time to time could depress the market price for Goldcorp Shares.
Risks Related to the Operations of the Combined Company
The Combined Company may not realize the benefits currently anticipated due to challenges associated with integrating the operations, technologies and personnel of Glamis and Goldcorp.
      The success of the Combined Company will depend in large part on the success of management of the Combined Company in integrating the operations, technologies and personnel of Glamis with those of Goldcorp after the Effective Date. The failure of the Combined Company to achieve such integration could result in the failure of the Combined Company to realize any of the anticipated benefits of the Arrangement and could impair the results of operations, profitability and financial results of the Combined Company.
      In addition, the overall integration of the operations, technologies and personnel of Glamis into the Combined Company may result in unanticipated operational problems, expenses, liabilities and diversion of management’s attention.
The Combined Company may not realize the benefits of its growth projects.
      As part of its strategy, the Combined Company will continue existing efforts and initiate new efforts to develop new mineral projects and will have a larger number of such projects as a result of the Arrangement. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these initiatives successfully could have an adverse effect on the Combined Company’s financial position and results of operations.

The Combined Company may not meet key production and cost estimates.
      A decrease in the amount of, or a change in the timing of the production outlook for, or in the prices realized for, metals of the Combined Company, particularly in relation to the production of gold, silver and copper will directly affect the amount and timing of the Combined Company’s cash flow from operations. The actual effect of such a decrease on the Combined Company’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of these projected cash flows that would occur due to production shortfalls or labour disruptions would, in turn, result in delays in receipt of such cash flows and in using such cash to reduce debt levels, and may require additional borrowings to fund capital expenditures, including capital for the Combined Company’s development projects, in the future. Any such financing requirements could adversely affect the Combined Company’s ability to access capital markets in the future to meet any external financing requirements or increase its debt financing costs. In addition, a number of these and other developments or events, including changes in product mix, demand for the Combined Company’s products, and production disruptions, could make historic trends in Glamis’ and Goldcorp’s cash flows lose their predictive value.
      The level of production and capital and operating cost estimates relating to development projects, which are used in establishing ore reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainty. It is very likely that actual results for the Combined Company’s projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, the Combined Company’s business, results of operations, financial condition and liquidity could be materially adversely affected.
The Combined Company will face permitting risks relating to its expanded portfolio of development projects.
      On the Effective Date, the Combined Company will still need to obtain certain permits and approvals to enable it to proceed with the construction of the mine, processing plant and related infrastructure required for each of its development projects. The development projects are at different stages of development, and Glamis is not currently in a position to predict with certainty when all required permits and approvals would be in place to allow for the Combined Company to move forward with certain of its development projects.
The Combined Company will be subject to significant capital requirements associated with its expanded operations and its expanded portfolio of development projects.
      The Combined Company must generate sufficient internal cash flow or be able to utilize available financing sources to finance its growth and sustain capital requirements. If the Combined Company does not realize satisfactory prices for gold, silver and other metals that it will produce, it could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, the Combined Company’s cost of raising capital in the future may be adversely affected. In addition, if the Combined Company is required to make significant interest and principal payments resulting from a debt financing, the Combined Company’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or in achieving commercial production from them on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a significant adverse effect on the Combined Company’s results of operations, cash flow from operations and financial condition.

The Combined Company will be subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities.
      Glamis and Goldcorp are subject to a broad range of environmental laws and regulations in each jurisdiction in which they operate. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Glamis and Goldcorp have each established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate.

GLAMIS GOLD LTD.
5190 Neil Road, Suite 310
Reno, Nevada 89502
GENERAL PROXY INFORMATION
      Glamis management is using this Circular to solicit proxies from Glamis Shareholders for use at the Meeting to be held on October 26, 2006.
Solicitation of Proxies
      All solicitation costs will be borne by Glamis. Proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone or through electronic means (including via the internet, e-mail or facsimile) by directors, officers and employees of Glamis. Glamis has arranged for brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Glamis Shares held of record by such persons, and Glamis may reimburse such persons for reasonable fees and disbursements incurred by them in so doing.
      In addition, Glamis has retained Georgeson, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario M5J 2Y1 to aid in soliciting proxies from Glamis Shareholders in Canada. Georgeson will, in turn, coordinate with Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 to aid in that process in the United States. You may contact Georgeson in North America toll-free at 1-866-904-8739, and banks and brokers should call 212-440-9800. The aggregate fee for these services in Canada and the United States is expected to be approximately Cdn.$75,000 plus out-of-pocket expenses.
Appointment of Proxyholders
      The individuals named in the accompanying proxy are officers of Glamis. Each Glamis Shareholder entitled to vote at the Meeting has the right to appoint an individual or company other than either person named in the proxy, who need not be a Glamis Shareholder, to attend and act for the Glamis Shareholder and on the Glamis Shareholder’s behalf at the Meeting. A Glamis Shareholder may do so either by inserting the name of that other person in the blank space provided in the proxy or by completing and delivering another suitable form of proxy.
      The method by which a Glamis Shareholder may appoint a person as proxy is to submit a proxy in accordance with the provisions described in this Circular, by mail, hand delivery or fax.
Voting by Proxyholder
      The persons named in the proxy will vote the Glamis Shares represented thereby in accordance with the instructions of the Glamis Shareholder on any ballot that may be called for. The Glamis Shares will be voted in accordance with any choice specified by the Glamis Shareholder in the proxy. The proxy confers discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.
      The officers of Glamis named in the proxy will vote the Glamis Shares represented by the proxy FOR the approval of any matter for which a choice is not specified in the proxy and, in particular, will vote FOR the Arrangement Resolution if no choice is specified.
Registered Shareholders
      Registered Shareholders may wish to vote by proxy whether or not they attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so by any of the following options:

(a)	completing, dating and signing the enclosed proxy or some other suitable form of proxy and returning it to Computershare by fax from within North America at 1-866-249-7775, or from outside North America at (416) 263-9524, or by mail or hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)	using a touch-tone phone to transmit voting choices to the toll free number given in the proxy (Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number); and

(c)	using Computershare’s website at www.computershare.com/ca/proxy (Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number);
in all cases ensuring that the proxy is received by 9:30 a.m. (Vancouver time) on October 24, 2006 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time to which the Meeting is adjourned or postponed. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Glamis Board at its discretion without notice.
Beneficial Shareholders
      The following information is of significant importance to Beneficial Shareholders. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.
      Glamis Shares that are listed in an account statement provided to a Glamis Shareholder by a broker will, in almost all cases, not be registered in the Glamis Shareholder’s name on the records of Glamis and are more likely to be registered in the name of the Glamis Shareholder’s Intermediary Registered Shareholder. In the United States the vast majority of such Glamis Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).
      Intermediary Registered Shareholders are required to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Every Intermediary Registered Shareholder has its own mailing procedures and provides its own return instructions to clients.
      There are two kinds of Beneficial Shareholders — those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners), and those who do not so object (called NOBOs for Non-Objecting Beneficial Owners).
      Glamis is taking advantage of National Instrument 54-101, which permits it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs should receive a scannable Voting Instruction Form (“VIF”) from Computershare. NOBOs should complete and return their VIFs to Computershare in the envelope provided or by facsimile. In addition, Computershare will provide instructions for voting by either telephone or internet on the VIF itself. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Glamis Shares represented by the VIFs it receives.
      The Circular is being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and Glamis or its agent has sent these materials directly to you, your name and address and information about your Glamis Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary Registered Shareholder who holds your Glamis Shares on your behalf.
      By choosing to send these materials to you directly, Glamis (and not your Intermediary Registered Shareholder) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that you receive.
      Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary Registered Shareholder carefully to ensure that their Glamis Shares are voted at the Meeting.
      The form of proxy that will be supplied by your Intermediary Registered Shareholder will be similar to the proxy provided to Registered Shareholders by Glamis. However, its purpose is limited to instructing the Intermediary Registered Shareholder how to vote on your behalf. Most Intermediary Registered Shareholders now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP will mail a VIF in lieu of the proxy provided by Glamis. The VIF will name the same persons as Glamis’ proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a

Glamis Shareholder) other than the persons designated in the VIF to represent you at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. You must return your completed VIF to ADP by mail or facsimile, or give your voting instructions to ADP by phone or over the Internet, in accordance with ADP’s instructions. ADP will tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Glamis Shares at the Meeting. If you receive a VIF from ADP, you cannot use it to vote your Glamis Shares directly at the Meeting — you must return the VIF to ADP, in accordance with its instructions, well in advance of the Meeting in order to have your Glamis Shares voted.
      Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Glamis Shares registered in the name of your Intermediary Registered Shareholder, you may attend the Meeting as proxyholder for your Intermediary Registered Shareholder and vote your Glamis Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Glamis Shares as proxyholder for your Intermediary Registered Shareholder, you should enter your own name in the blank space on the VIF provided to you and return the same to your Intermediary Registered Shareholder in accordance with the instructions provided by your Intermediary Registered Shareholder, well in advance of the Meeting.
      Alternatively, you may request in writing that your Intermediary Registered Shareholder send to you a legal proxy which would enable you to attend the Meeting and vote your Glamis Shares.
Revocation of Proxies
      In addition to revocation in any other manner permitted by law, a Glamis Shareholder who has given a proxy may revoke it by

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, in either case executed by the Glamis Shareholder or the Glamis Shareholder’s authorized attorney in writing or, if the Glamis Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date or the notice of revocation to Computershare at the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or the registered office of Glamis at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time before 9:30 a.m. (Vancouver time) on October 25, 2006 or, if the Meeting is adjourned, the last business day before any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or

(b)	in the case of Registered Shareholders only, personally attending the Meeting and voting the Registered Shareholder’s Glamis Shares.
      A Beneficial Shareholder who has submitted voting instructions by mail, telephone or through the Internet using a VIF, may revoke their voting instructions by delivering to the relevant intermediary new voting instructions such that the intermediary receives the new voting instructions before 9:30 a.m. (Vancouver time) on October 25, 2006, or if the Meeting is adjourned or postponed, the last business day before any reconvening thereof.
      A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
      No director or executive officer of Glamis, nor any person who has held such a position since the beginning of Glamis’ last completed financial year, nor any associate or affiliate of any of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than as set out in “The Arrangement — Interests of Directors and Executive Officers of Glamis in the Arrangement” and elsewhere in this Circular.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
Record Date
      The Record Date for determining persons entitled to receive notice of and vote at the Meeting is September 26, 2006. Only persons who were Glamis Shareholders as of the close of business on September 26, 2006 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Circular. A quorum for the Meeting is not less than two persons being present in person or being represented by proxy, holding not less than one twentieth (5%) of the issued Glamis Shares.

Outstanding Securities
      At the close of business on September 25, 2006, 167,240,151 Glamis Shares were issued and outstanding. Each Glamis Shareholder is entitled to one vote per Glamis Share held on all matters to come before the Meeting, including the Arrangement Resolution. Glamis Shares are the only securities of Glamis which will have voting rights at the Meeting.
Principal Holders of Glamis Shares
      To the knowledge of the directors and executive officers of Glamis, only the following corporations beneficially owned, directly or indirectly, or exercised control or direction over, Glamis Shares carrying more than 10% of the voting rights attached to all issued Glamis Shares as at September 25, 2006:

	Number of	Percentage
	Glamis Shares	of Issued
Shareholder Name	Held	Glamis Shares

Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited	18,393,329[1]	11%

[1]	The number of Glamis Shares beneficially owned by Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited (collectively, “FMR”) is as of June 30, 2006, as disclosed in a Schedule 13F-HR/A filed by FMR with the SEC on August 22, 2006.

THE ARRANGEMENT
      The Arrangement will be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. A summary of the principal terms of the Arrangement Agreement and Plan of Arrangement is provided in this section. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Glamis on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and to the Plan of Arrangement that is appended hereto as Appendix C. Capitalized terms have the meanings set out in the Glossary of Terms, or are otherwise defined herein.
Approval of Arrangement Resolution
      At the Meeting, Glamis Shareholders will be asked to approve the Arrangement Resolution, substantially in the form set out in Appendix A to this Circular. At least two thirds of the votes cast in person or by proxy on the Arrangement Resolution at the Meeting must be voted FOR the Arrangement Resolution in order for it to be approved.
Background to the Arrangement
      The provisions of the Arrangement Agreement are the result of arm’s length negotiations among representatives of Glamis and Goldcorp and their respective legal and financial advisers. The following is a summary of the background to the execution of the Arrangement Agreement.
      During the week of June 12, 2006, Douglas Bell, a Managing Director of Orion, separately approached Ian Telfer, CEO of Goldcorp, and Kevin McArthur, CEO of Glamis, about the willingness of both parties to consider reviewing an analysis of a combination of the two companies. Both parties agreed to consider reviewing such an analysis.
      On July 10, 2006, Orion provided Goldcorp and Glamis with an initial analysis of what a combination of Goldcorp and Glamis would look like based solely on publicly available information. Between July 10 and August 4, 2006, Orion continued to prepare and provide to both parties further analyses of what a combination of Goldcorp and Glamis would look like, based solely on publicly available information.
      On August 4, 2006, Mr. Telfer and Mr. McArthur, along with Mr. Bell, met in person in Ontario, Canada to discuss the merits of a transaction involving Goldcorp and Glamis. At the conclusion of this meeting, Messrs. Telfer and McArthur agreed, pending execution of a confidentiality agreement, to exchange certain non-public financial and business information in order to further assess the merits of a Goldcorp-Glamis combination. Each of Goldcorp and Glamis requested that Orion prepare a financial analysis of what a combination of Goldcorp and Glamis would look like based upon the confidential information to be provided by each company.
      Commencing the week of August 7, 2006, Orion received confidential information from each of Goldcorp and Glamis and began preparing the analysis of the potential combination of the two companies.
      At its regularly scheduled meeting on August 10, 2006, the Goldcorp Board was advised of the preliminary discussions with Glamis and with Mr. Bell regarding a potential combination of the two companies.
      On August 14, 2006, Goldcorp and Glamis executed the Confidentiality Agreement and began to exchange confidential non-public information.
      Between August 14 and August 23, 2006, both parties continued to review and investigate the information provided under the Confidentiality Agreement. In addition, each party presented questions and provided responses to the other in order to refine its analysis of a proposed combination of the two companies, as well as the analysis provided by Orion of the potential combination of the two companies utilizing information provided under the Confidentiality Agreement.
      On August 21, 2006, the Glamis Board held a telephone meeting during which Mr. McArthur advised the Glamis Board as to the status of the discussions with Goldcorp, particularly as to his August 4, 2006 meeting in Ontario, Canada and the financial models prepared by management of Glamis and by Orion.
      On August 23, 2006, Messrs. Telfer and McArthur discussed the preliminary financial and certain other material terms of a potential transaction. During these discussions, Messrs. Telfer and McArthur agreed that each company would send a multi-disciplinary due diligence team to Seattle to conduct due diligence examinations with the other company’s management. At this time, Goldcorp and Glamis decided that Orion would no longer act as an intermediary between the two companies, and that if, after the review by Goldcorp and Glamis of their respective confidential non-public information, each of Goldcorp and Glamis desired to continue to pursue a transaction, Orion would act solely as financial adviser to Glamis.

      From August 25, 2006 to September 25, 2006, each party and its respective legal and other advisers continued to conduct a due diligence review of the other party. On August 24, 2006, Goldcorp retained Merrill Lynch Canada Inc. to act as its financial adviser with respect to acquisition discussions with Glamis.
      On August 25 and 26, 2006, the Goldcorp due diligence team, consisting of Lindsay Hall, Executive Vice President and Chief Financial Officer, Steve Reid, Executive Vice President, Canada and USA, Rohan Hazelton, Vice President, Finance, Anna Tudela, Director, Legal and Assistant Corporate Secretary, Eduardo Luna, Executive Vice President and Randy Smallwood, Director, Project Development (for August 26 only), and the Glamis due diligence team, consisting of Charles Jeannes, Executive Vice President, Administration, James Voorhees, Executive Vice President and Chief Operating Officer, Cheryl Sedestrom, Vice President and Chief Financial Officer, Charles Ronkos, Vice President, Exploration, and Mike Lalonde, Director of Underground Mining, met in Seattle to conduct due diligence discussions.
      Based on the outcome of the due diligence conducted in Seattle, representatives of Glamis and Goldcorp agreed to meet in Toronto to begin discussions on a definitive combination agreement.
      On August 25, 2006, Glamis contacted JPMorgan to seek its financial advisory assistance on the transaction.
      On August 25, 2006, the Goldcorp Board met to consider a possible transaction with Glamis. In addition, on August 25, 2006, Mr. McArthur met with Douglas Holtby, the Chairman of the Goldcorp Board, in Vancouver. They discussed the companies’ respective cultures, strategies and personnel.
      On August 26, 2006, Glamis received a draft Arrangement Agreement from Goldcorp’s counsel and negotiations between Osler, Hoskin & Harcourt LLP and Lang Michener LLP, legal counsel to Glamis, and Cassels Brock & Blackwell LLP, legal counsel to Goldcorp, in respect of the draft Arrangement Agreement and related documentation commenced on August 28, 2006.
      On August 28, 2006, the Goldcorp Board met to discuss the merits of a possible transaction with Glamis and received presentations from senior management, outside legal advisers and Merrill Lynch Canada Inc.
      On August 28, 2006, the Glamis Board met to discuss the merits of a possible transaction with Goldcorp. The Glamis Board considered the due diligence review presented by Mr. Jeannes and Mr. Voorhees as well as the views presented by Orion and legal counsel. At the meeting, Orion discussed its view as to the relative values of Goldcorp and Glamis, the advisability of Glamis considering a transaction with Goldcorp, and its preliminary views of the financial fairness of the contemplated exchange ratios for such a transaction, assuming varying levels of potential consideration. Orion also presented its views as to potential alternative transactions available to Glamis. Legal counsel reviewed with the Glamis Board its duties in connection with the consideration of a transaction with Goldcorp. After fully considering the matter and taking into consideration the views of Orion and legal counsel, the Glamis Board determined that it would pursue further merger discussions with Goldcorp.
      The Glamis Board considered appointing a special committee composed solely of “independent”, or non-management, directors to assist in its assessment of the Arrangement, however, after receiving advice from legal counsel, the Glamis Board determined that a special committee was not needed in these circumstances. The Glamis Board did determine that, as is its general practice, Kevin McArthur, a director and the President and CEO of Glamis, would be excused for a portion of any meeting in order that the remaining members of the Glamis Board, all of whom are independent, could discuss any matter more appropriately discussed in the absence of management. The Glamis Board believes that this arrangement has and will continue to allow the Glamis Board to utilize the expertise of Mr. McArthur while ensuring that the Glamis Board’s decision-making is free from any conflict of interest.
      On August 29, 2006, Glamis formally engaged Orion as its financial adviser with respect to a possible transaction with Goldcorp, though Orion had begun work before that time.
      On August 29, 2006, Mr. Jeannes and Glamis’ legal counsel met with Goldcorp’s legal counsel to negotiate various provisions of the Arrangement Agreement. These negotiations continued throughout the evening.
      On August 29, 2006, Messrs. Telfer and McArthur also met in Toronto to negotiate certain of the financial terms by which Goldcorp would agree to acquire Glamis. They reached agreement on preliminary financial terms and continued to discuss other transaction terms by telephone throughout the afternoon of August 30, 2006.
      On August 29, 2006, Mr. Holtby formally retained CIBC World Markets Inc. as a financial adviser to the Goldcorp Board with respect to a possible transaction with Glamis.

      On August 30, 2006, Glamis formally engaged JPMorgan as its financial adviser with respect to a possible transaction with Goldcorp, though JPMorgan had begun work before that time.
      On August 30, 2006, the Glamis Board met in Toronto. Mr. Jeannes presented in detail to the Glamis Board the terms of the Arrangement Agreement as negotiated by the parties. The Glamis Board considered the terms of the transaction proposed by Goldcorp and discussed, among other things, the relative values of Goldcorp and Glamis and the risks inherent in or mitigated by the transaction, and compared the proposed Goldcorp transaction to alternative transactions available to Glamis and the continuation by Glamis as an independent entity. Orion and JPMorgan separately met with the Glamis Board to review with the Glamis Board their respective analyses of the financial terms of the Goldcorp proposal. Orion and JPMorgan delivered to the Glamis Board their opinions, to the effect that, as of that date and based on and subject to the various assumptions, limitations and qualifications described in their respective written opinions attached to this Circular as Appendix D and Appendix E, respectively, in the case of Orion, the consideration to be received by Glamis Shareholders pursuant to the Arrangement, and, in the case of JPMorgan, the Exchange Ratio, was fair, from a financial point of view, to Glamis Shareholders. Mr. McArthur reported to the Glamis Board that he and Mr. Telfer had agreed to the final unresolved financial terms of the offer under the Arrangement Agreement by telephone during a break in the meeting. The Glamis Board then met in an executive session to consider the transaction without Mr. McArthur and other members of management. Following the executive session, the Glamis Board unanimously determined that the consideration to be received by Glamis Shareholders under the Arrangement was fair to Glamis Shareholders and that the Arrangement with Goldcorp was in the best interest of Glamis, and unanimously approved entering into the Arrangement Agreement.
      In the morning of August 30, 2006, the Goldcorp Board met in Toronto to further consider the possible transaction with Glamis. Mr. Telfer provided the Goldcorp Board with an update on the negotiations with Glamis. The Goldcorp Board also received a presentation from CIBC World Markets Inc. In the afternoon of August 30, 2006, the Goldcorp Board met again and received reports from senior management and outside legal counsel. Merrill Lynch Canada Inc. presented its opinion, a copy of which had been previously delivered to the Goldcorp Board, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described therein, the Exchange Ratio is fair, from a financial point of view, to Goldcorp. At this meeting, the Goldcorp Board approved the entering into of the proposed Arrangement Agreement.
      The Arrangement Agreement was then executed by the parties late in the evening of August 30, 2006 and the terms of the transaction were announced in a joint press release issued by Glamis and Goldcorp in the early morning of August 31, 2006.
      On September 13, 2006, the parties agreed to amend the Arrangement Agreement to permit Glamis to continue its confirmatory review of Goldcorp, as permitted under the Arrangement Agreement, until September 26, 2006 and to extend the date by which each party could terminate the agreement as a result of its confirmatory review from September 13, 2006 to September 26, 2006.
      During the week of September 18, 2006, Goldcorp initiated discussions with Glamis to amend the Arrangement Agreement and the Plan of Arrangement to provide for a more tax efficient structure that would facilitate certain post-Arrangement tax planning relating to Glamis and its assets without affecting the economic benefit of the Arrangement to Glamis Shareholders. On September 20, 2006, the parties orally agreed to amend the terms of the Arrangement to those described in this Circular. The parties executed an amending agreement dated as of September 25, 2006 to which was attached an amended and restated arrangement agreement and an amended Plan of Arrangement.
      On September 25, 2006, Goldcorp received a letter from McEwen Capital requesting that it provide Goldcorp Shareholders with an opportunity to vote on the Arrangement or McEwen Capital would attempt to compel a Goldcorp Shareholders’ vote through court proceedings. Goldcorp has confirmed that it is pursuing the Arrangement in compliance with all applicable corporate and securities laws as well as the rules of the TSX and the NYSE. The Arrangement Agreement does not provide for Goldcorp to seek Goldcorp Shareholder approval of the Arrangement.
Reasons for the Arrangement and Recommendation of the Glamis Board
      After careful consideration, the Glamis Board has unanimously determined that the consideration to be received by the Glamis Shareholders under the Arrangement is fair from a financial point of view and that the Arrangement is in the best interest of Glamis. Accordingly, the Glamis Board unanimously recommends that Glamis Shareholders vote FOR the Arrangement Resolution.

      In the course of its evaluation of the Arrangement, the Glamis Board consulted with Glamis’ senior management, legal counsel and financial advisers, reviewed a significant amount of information, including information derived from Glamis’ due diligence review of Goldcorp, and considered a number of factors including, among others, the following:

•	Significant Premium to Glamis Shareholders. Goldcorp has offered Glamis Shareholders a significant premium to the Glamis share price, which provides immediate value for Glamis Shareholders. The Arrangement provides a value of Cdn.$57.07 per Glamis Share based on the August 30, 2006 closing price of Goldcorp Shares on the TSX. This represents a premium of 35% based on the volume-weighted average share price of Glamis Shares on the TSX for the 20 trading days preceding announcement of the Arrangement, or 32.7% based on the closing TSX price of Glamis Shares on the day preceding the announcement of the Arrangement, and also represents, based on the closing price of Glamis Shares on the TSX on the day preceding the announcement of the Arrangement, a premium to the 52-week trading high for the Glamis Shares on both the TSX and NYSE.

•	Expected Benefits From Owning Shares of the Combined Company. The Glamis Board believes that the ownership of shares in the Combined Company offered by the Arrangement would result in a number of benefits to Glamis Shareholders, including the following:

o	Participation in a Company That Would be Well-Positioned to Compete With the Other Senior North American Gold Producers. The Combined Company would become the 5th largest gold producer in the world and would hold the 6th largest reported mineral reserves and resources, with approximately 41.1 million ounces of proven and probable gold reserves, 14 million ounces of measured and indicated gold resources and 30.9 million ounces of inferred gold resources[1]. The Combined Company would also have proven and probable silver reserves of approximately 707.4 million ounces as at December 31, 2005, taking into account those disclosed in the Peñasquito Feasibility Study. Glamis believes that the increased reserves and the projected position of the Combined Company as a senior North American-based global industry leader with diverse, high-quality, long-lived assets located in the Americas and broad growth potential, should lead to long-term growth and stability and should enable the Combined Company to effectively compete with the other senior North American gold producers.

o	Participation in a Company That Would Have One of the Best Production Growth Profiles Among Senior Gold Producers in the Industry. The Combined Company would be the world’s highest-growth senior gold company with total gold production expected to grow by approximately 50% from 2007 to 2010, the highest amongst the senior gold producers.

o	Participation in a Company That Would be the Lowest-Cost Senior Producer of Gold and a Leading Producer of Silver. Glamis expects the Combined Company to be the lowest-cost senior gold producer with 2006 total cash costs per ounce of gold produced expected to be $120, significantly below the industry average of $321. Additionally, the Combined Company would become one of the leading silver producers in the world through its 57% equity holding in Silver Wheaton Corp. and over 600 million ounces of proven and probable silver reserves contained within Glamis’ Marlin mine and Peñasquito Project.

o	Participation in a Company That Would Have Revenues and Financial Strength That Should Enable it to Finance its Development Projects. On a pro forma basis for the year ended December 31, 2005, the revenue of the Combined Company was $1,466 million. On a pro forma basis for the six months ended June 30, 2006, the revenue of the Combined Company was $1,084.5 million. These revenues, if continued, should enable the Combined Company to finance the development projects of the Combined Company.

o	Increased Geographic Diversification. The Combined Company would have enhanced geographic diversification, having revenue generating mining operations in Canada, the United States, Mexico, Central and South America and Australia. Glamis expects that the scale and diversity of the Combined Company’s operations throughout the Americas would position it as a leading producer in both Canada and Mexico, minimizing the risks associated with political or economic instability experienced by other mining companies operating globally.

1	Based on the respective 2005 year-end figures of Glamis and Goldcorp contained in their respective Annual Information Forms for the year ended December 31, 2005 and the Peñasquito Feasibility Study (see “Information Concerning Glamis — Recent Developments — Peñasquito Project, Mexico”).

o	Strong Management Team. The Combined Company would benefit from the combination of the Goldcorp and Glamis management teams which have exceptional track records of shareholder wealth creation and integration success and proven operating, development and exploration skills. Glamis’ operations and mine development expertise as demonstrated by the recent commissioning of the El Sauzal and Marlin mines would be complemented by the financial strength and expertise of Goldcorp.

o	Payment of Dividends. The Combined Company is expected to continue Goldcorp’s policy of paying regular dividends.

•	Continued Participation by the Glamis Shareholders in the Assets of Glamis and Participation in the Assets of Goldcorp. Glamis Shareholders, through their ownership of Goldcorp Shares, would continue to participate in any increase in the value of Glamis’ recently acquired Peñasquito Project as well as the other assets of Glamis and the current assets of Goldcorp, including the integration of Goldcorp’s Campbell mine in Ontario, Canada (adjacent to its Red Lake mine) and other assets recently acquired from Placer Dome Inc., the completion of construction by Goldcorp at the Los Filos mine in Mexico, and the continued exploration and development by Goldcorp of the Éléonore project in Québec and of Glamis’ Cerro Blanco project in Guatemala. Glamis Shareholders should own approximately 40% of the Goldcorp Shares upon completion of the Arrangement.

•	Continuity at the Board and Management Levels of the Combined Company. Under the Arrangement Agreement, Goldcorp has agreed to use its reasonable best efforts to ensure that the board of directors of the Combined Company would consist of ten directors, of whom four would be nominees of Glamis. Ian Telfer, the current President and CEO of Goldcorp, would be Chairman of the board of directors of the Combined Company, Kevin McArthur, the current President and CEO of Glamis, would be President and CEO of the Combined Company, Charles Jeannes, the current Executive Vice President, Administration of Glamis, would be appointed as an Executive Vice President of the Combined Company, and Charles Ronkos, the current Vice President, Exploration of Glamis, would be appointed Vice President, Exploration of the Combined Company. The current officers of Goldcorp, other than Mr. Telfer, are expected to continue to hold their current positions with Goldcorp in the Combined Company. This would provide continuity at the board and management levels of the Combined Company. See “The Arrangement — Directors and Officers of Goldcorp — Post-Arrangement”.

•	Goldcorp Represents a Complementary Strategic Fit for Glamis. The Glamis Board believes that the combination with Goldcorp is the best available strategic move for Glamis and the Glamis Shareholders for the following reasons:

o	The financial strength of the Combined Company should enable it to fund the development and construction of the Peñasquito Project without further share dilution. In order for Glamis to proceed with the Peñasquito Project alone, it would require significant capital consisting of both equity and debt, resulting in significant dilution and costs in raising such capital, as well as interest expense and financing costs in connection with a debt financing.

o	The Combined Company would continue with 100% of its gold reserves and gold production unhedged.

o	The Combined Company would have increased asset diversity and stability from that currently experienced by either Glamis or Goldcorp, would have a high-quality asset base anchored by world-class mines in the Americas and would be positioned for long-term industry growth and leadership.

•	Terms of the Arrangement Agreement. The Glamis Board considered the following terms of the Arrangement Agreement to be advantageous:

o	The Ability to Respond to Acquisition Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Glamis’ ability to solicit additional interest from third parties, the Arrangement Agreement allows the Glamis Board, at any time before the approval of the Arrangement by the Glamis Shareholders, to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal that may constitute a Superior Proposal and to make a Change in Glamis Recommendation in respect of a Superior Proposal, provided that the Acquisition Proposal did not result from a breach of the Arrangement Agreement by Glamis and the Glamis Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the fiduciary duties of the

Glamis Board. See “The Arrangement — Additional Terms of the Arrangement Agreement — Superior Proposal”.

o	Reasonable Termination Fee. The Glamis Board believes that the $215 million Termination Fee, which was the result of significant negotiation with Goldcorp, is within the range of reasonable termination fees provided for in comparable transactions and that it should not be a significant deterrent to other Acquisition Proposals.

o	The Limited Ability of Goldcorp to Terminate the Arrangement Agreement. Goldcorp may only terminate the Arrangement Agreement in limited circumstances, as discussed in “The Arrangement — Amendment and Termination of the Arrangement Agreement”.

•	Advice from the Financial Advisers. The Glamis Board considered the financial presentations of the Financial Advisers, as well as their written opinions dated August 30, 2006, as to the fairness, from a financial point of view, to Glamis Shareholders of, in the case of Orion, the consideration to be received by Glamis Shareholders under the Arrangement, and in the case of JPMorgan, the Exchange Ratio, as more fully described under “The Arrangement — Opinions of the Financial Advisers”.

•	The Likelihood of the Arrangement Closing. The Glamis Board determined that the Arrangement should be consummated, in light of the experience, reputation and financial capability of Goldcorp and the absence of significant closing conditions, other than approval by Glamis Shareholders of the Arrangement and other customary closing conditions.

•	Required Shareholder and Court Approvals. The Glamis Board considered the following required approvals to be protective of the rights of Glamis Shareholders:

o	Shareholder Approval. The Arrangement Resolution must be approved by not less than two thirds of the votes cast at the Meeting.

o	Court Approval. The Arrangement must be approved by the Court which will consider, among other things, the fairness of the Arrangement to Glamis Shareholders.

•	Review of Possible Alternatives. The Glamis Board reviewed possible alternatives to the Arrangement (including the possibility of continuing to operate Glamis as an independent entity), and the perceived risks thereof, the range of possible benefits to Glamis Shareholders of such alternatives, and the timing and uncertainty of successfully accomplishing any of such alternatives.
      In the course of its deliberations, the Glamis Board also identified and considered a variety of risks (as described under “Risk Factors”) and potentially negative factors in connection with the Arrangement, including, but not limited to:

•	In certain circumstances set out under “The Arrangement — Additional Terms of the Arrangement Agreement — Termination Fee”, Glamis may be required to pay the Termination Fee to Goldcorp, which, if an alternative transaction is not concluded, will materially adversely affect Glamis’ financial condition.

•	If the Arrangement Agreement is terminated and the Glamis Board decides to seek another merger or business combination, there is no assurance that it will be able to find a party willing to pay an equivalent value or more than the value to be paid pursuant to the Arrangement.

•	Implementing the Arrangement will require the devotion of significant management time and attention, which will have to be diverted from the existing business of Glamis and which could have an adverse impact on Glamis.
      The Glamis Board’s reasons contain forward-looking information, and are subject to various risks and assumptions. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.
      The foregoing summary of the information and factors considered by the Glamis Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Glamis Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Glamis Board’s recommendation was made after considering all of the above-noted factors and in light of the Glamis Board’s knowledge of the business, financial condition and prospects of Glamis, and was also based on the advice of financial advisers and legal advisers to the Glamis Board. In addition, individual members of the Glamis Board may have assigned different weights to different factors.

Support Agreement
      Each of the seven directors and the six executive officers (one of whom is also a director) of Glamis have entered into a Support Agreement with Goldcorp pursuant to which they have agreed, among other things:

(a)	to support the Arrangement and vote any Glamis Shares held by them in favour of the Arrangement Resolution;

(b)	to vote any securities of Glamis held by them against and not vote in favour of any Acquisition Proposal; and

(c)	not to dispose of any securities of Glamis held by them without Goldcorp’s prior written consent (with the exception of two directors, Francis Dale Corman and P. Randy Reifel, who are entitled to dispose of a limited number of the securities of Glamis held by them subject to certain conditions), nor to grant any proxy or power of attorney with respect to any securities of Glamis held by them.
      Their obligations under the Support Agreement will terminate on the earlier of: (i) the date the Arrangement is completed; (ii) the date Goldcorp and these directors and executive officers of Glamis agree to terminate the Support Agreement; (iii) the date Goldcorp terminates the Support Agreement; or (iv) the date the Arrangement Agreement is terminated in accordance with its terms. The directors and executive officers of Glamis who are parties to the Support Agreement as a group held 3,037,046 Glamis Shares, representing approximately 1.82% of the issued Glamis Shares as at the date of this Circular.
Opinions of the Financial Advisers
Opinion of Orion
      Glamis entered into an engagement letter dated August 29, 2006 with Orion pursuant to which, among other things, Orion agreed to provide the Glamis Board with its opinion of the fairness of the consideration under the Plan of Arrangement, from a financial point of view, to Glamis Shareholders.
      At the Glamis Board meeting on August 30, 2006, Douglas Bell of Orion made a financial presentation to the Glamis Board and delivered Orion’s oral opinion, subsequently confirmed by delivery of the written Orion Opinion, that as of the date thereof and based on and subject to various assumptions, limitations and qualifications, the consideration to be received by Glamis Shareholders pursuant to the Plan of Arrangement was fair, from a financial point of view, to Glamis Shareholders.
      The full text of the Orion Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Appendix D. Orion provided its opinion for the information and assistance of the Glamis Board in connection with its consideration of the Arrangement. The Orion Opinion addresses only the fairness of the consideration under the Arrangement Agreement, is for the information of the Glamis Board in connection with its consideration of the proposed Arrangement only, and is not a recommendation as to how any Glamis Shareholder should vote with respect to the Arrangement Resolution. Glamis Shareholders are urged to read the entire Orion Opinion. This summary of the Orion Opinion is qualified in its entirety by reference to the full text of the opinion.
      Under its engagement letter with Orion, Glamis has agreed to pay Orion a fee for rendering financial advisory services, all of which is contingent on completion of the Arrangement. Glamis has also agreed to indemnify Orion and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under securities legislation. In the past, Orion and its affiliates have provided financial advisory and financing services for Glamis and have received fees for the rendering of those services.
      In the ordinary course of its trading, brokerage, investment management and financing activities, Orion or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions for its own account or the accounts of customers in debt or equity securities of Glamis, Goldcorp or any other company, or in any currency or commodity that may be involved in the Arrangement.
Opinion of JPMorgan
      Glamis entered into an engagement letter dated as of August 30, 2006 with JPMorgan pursuant to which, among other things, JPMorgan agreed to provide the Glamis Board with its opinion as to the fairness of the Exchange Ratio, from a financial point of view, to Glamis Shareholders.

      At the Glamis Board meeting on August 30, 2006, JPMorgan delivered its oral opinion to the Glamis Board, subsequently confirmed by delivery of the written JPMorgan Opinion, to the effect that as of the date thereof and based on and subject to the various assumptions, limitations and qualifications contained in its written opinion, the Exchange Ratio was fair, from a financial point of view, to Glamis Shareholders. Because JPMorgan delivered its opinion to the Glamis Board on August 30, 2006, in arriving at its opinion JPMorgan reviewed a draft of the initial arrangement agreement and not the arrangement agreement as subsequently amended and restated in September 2006.
      The full text of the JPMorgan Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Appendix E. JPMorgan provided its opinion for the information and assistance of the Glamis Board in connection with its consideration of the Arrangement. The JPMorgan Opinion addresses only the fairness of the Exchange Ratio, is for the information of the Glamis Board in connection with its consideration of the proposed Arrangement only, and is not a recommendation as to how any Glamis Shareholder should vote with respect to the Arrangement Resolution. JPMorgan was not requested and did not provide advice concerning the structure, the specific Exchange Ratio, or any other aspects of the Arrangement, nor did it participate in negotiations with respect to the terms of the Arrangement. JPMorgan was not authorized and did not solicit any expressions of interest from any other parties with respect to the sale of all or part of Glamis or any alternative to the Arrangement. Glamis Shareholders are urged to read the entire JPMorgan Opinion. This summary of the JPMorgan Opinion is qualified in its entirety by reference to the full text of the opinion.
      Glamis has agreed to pay JPMorgan a fee for rendering financial advisory services, a significant portion of which is contingent on completion of the Arrangement. Glamis has also agreed to indemnify JPMorgan and certain related persons against certain liabilities in connection with their engagement. JPMorgan has advised Glamis that JPMorgan or its affiliates are participants in Goldcorp’s credit facility but have no other material investment banking relationships with Glamis or Goldcorp. In the ordinary course of their business, JPMorgan or its affiliates may actively trade the debt and equity securities of Glamis or Goldcorp for their own account or for the accounts of customers.
Regulatory Matters
      The combination of Glamis and Goldcorp is subject to the following regulatory reviews under applicable competition laws:
      United States Competition Law. The combination of Glamis and Goldcorp is subject to the requirements of the HSR Act, which prohibit Glamis and Goldcorp from completing the Arrangement until Glamis and Goldcorp each notify and furnish required information to the DOJ and the FTC and the applicable waiting period under the HSR Act terminates or expires. Glamis and Goldcorp have each furnished the applicable materials to the DOJ and the FTC and they are now waiting for the statutory 30 day waiting period to expire. The waiting period may be shortened if Glamis’ and Goldcorp’s request for early termination of the waiting period is granted, or may be extended if the DOJ or FTC request additional information on the Arrangement.
      Mexican Competition Law. Under the Federal Law on Economic Competition of Mexico and the Regulations thereto, the Federal Competition Commission in Mexico (the “Commission”) must be notified of certain transactions. With respect to the Arrangement, notification must be filed before the acquisition of the Glamis Shares by Goldcorp. Glamis and Goldcorp have filed a notification with the Commission. There is a waiting period of ten business days following filing, during which Glamis and Goldcorp may not complete the Arrangement and during which the Commission may instruct the parties to refrain from completing the Arrangement. Glamis and Goldcorp may complete the Arrangement after the ten day waiting period expires, on the understanding that they will assume any risks associated with completing the Arrangement before the Commission issues its final resolution. The Commission will issue its final resolution within 35 business days after filing (or after any additional information requested by the Commission has been provided). The Commission may, in some cases, extend the prior term for an additional 40 business days.
      The DOJ, the FTC, and the Commission may challenge the Arrangement on antitrust grounds either before or after the waiting periods terminate or expire. Accordingly, at any time before or after the completion of the Arrangement, any of the DOJ, the FTC, or the Commission could take any action under antitrust laws as any of them deems necessary or desirable in the public interest including, without limitation, seeking to enjoin the completion of the Arrangement or permitting completion subject to regulatory concessions or conditions.

      Although Glamis and Goldcorp believe that no competition or antitrust filings will be required in any other jurisdiction (including Canada), and that the Arrangement will not violate any applicable competition or antitrust laws, there is no assurance that a challenge to the Arrangement on competition or antitrust grounds will not be made in one or more jurisdictions before or after the Effective Date, nor is there any assurance as to the result of any such challenge.
Stock Exchange Approvals
      It is a condition to completing the Arrangement that the Goldcorp Shares to be issued to Glamis Shareholders pursuant to the Arrangement and on exercise of Converted Goldcorp Options be approved for listing on the TSX and the NYSE, subject only to official notice of issuance and other customary conditions. The TSX has conditionally approved the listing of Goldcorp Shares to be issued and reserved pursuant to the Arrangement, subject to the satisfaction of the customary requirements of the TSX. Goldcorp expects to obtain, before the Effective Date, NYSE approval for the listing of Goldcorp Shares to be issued and reserved under the Arrangement subject to official notice of issuance.
Fees, Costs and Expenses
      All expenses incurred in connection with the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement will be paid by the party incurring those expenses.
      Glamis estimates that it will incur fees and related expenses in the aggregate amount of approximately $34 million if the Arrangement is completed including, without limitation, financial advisers’ fees, legal and accounting fees, severance payments, filing fees, proxy solicitation fees and the costs of preparing, printing and mailing this Circular.
Interests of Directors and Executive Officers of Glamis in the Arrangement
      Members of the Glamis Board and the executive officers of Glamis have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Glamis Shareholders generally. These interests and benefits are described below.
      All benefits received, or to be received, by directors or executive officers of Glamis as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Glamis or the Combined Company. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Glamis Shares, nor is it, or will it be, conditional on the person’s supporting the Arrangement. No director or executive officer of Glamis owns 1% or more of the issued Glamis Shares, other than Randy Reifel who owns, directly or indirectly, approximately 1.4% of the issued Glamis Shares.
      As of September 25, 2006, the members of the Glamis Board and the executive officers of Glamis held 3,037,046 Glamis Shares, representing approximately 1.82% of the issued Glamis Shares on such date.
Executive Employment Agreements
      The executive officers of Glamis have entered into written employment agreements with Glamis. Each agreement provides that, if the employment of the officer is terminated or, in certain cases, if the officer resigns his or her employment, within 12 months after a change of control of Glamis, the officer will be paid any remuneration due to him or her through to the date of termination. In addition, the relevant officer will also be paid from two to three times his or her annual salary in force at the date of termination, and will receive continued full benefit coverage for the same period after termination (or the cash value thereof).
      In addition, the Chairman of the Glamis Board, Mr. Dan Rovig, has a contract with Glamis that provides that in the event of a change of control of Glamis and Mr. Rovig’s removal as Chairman of the Glamis Board, Mr. Rovig will be a paid a cash payment equivalent to the current salary of the President and CEO of Glamis.
      The completion of the Arrangement will result in a change of control for purposes of the above-described employment agreements and the contract with Mr. Rovig.
New Executive Employment Agreements with the Combined Company
      One of the conditions to the obligation of Goldcorp to complete the Arrangement is that Messrs. Kevin McArthur, the President and CEO of Glamis, Charles Jeannes, the Executive Vice President of Glamis and Charles Ronkos, the Vice President, Exploration of Glamis (collectively the “Glamis Executives”), will have entered into employment contracts with Goldcorp. Mr. McArthur is to become the President and CEO of the Combined Company, Mr. Jeannes is

to become an Executive Vice President of the Combined Company and Mr. Ronkos is to become the Vice President, Exploration of the Combined Company.
      These contracts have not been entered into, nor have all material terms been agreed to, as of the date of this Circular. Glamis expects that the contracts that the Glamis Executives will enter into with Goldcorp will be in accordance with industry norms for the positions that the individuals will be taking on in the Combined Company and that they will be consistent with the policy of the Compensation Committee of Goldcorp which is reported in Goldcorp’s Information Circular dated March 20, 2006 to be as follows:
                                   “Report of the Goldcorp Compensation Committee-March 2006

Base Salary

In determining the base salary of an executive officer, the Compensation Committee places equal weight on the following factors:

(a)	the particular responsibilities related to the position;

(b)	salaries paid by comparable businesses;

(c)	the experience level of the executive officer; and

(d)	his or her overall performance.

Bonus Payments

Executive officers are eligible for annual cash bonuses, after taking into account and giving equal weight to, financial performance, attainment of certain corporate objectives and individual performance. In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for gold, silver, copper and industrial minerals produced by the Company [which means Goldcorp in this extract]. When applying the financial performance criteria, the Compensation Committee considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. In determining payout amounts, significant weight is given to market comparable information and the advice of the Company’s external compensation advisor.

Long-Term Incentives

It is the compensation philosophy of the Company to provide a market based blend of base salaries, bonuses and an equity incentive component in the form of options. Base salaries and bonuses have been at the relatively low end of the scale compared to industry peers with a greater emphasis placed on options. The Company believes that the option component serves to further align the interests of management with the interests of the Company’s shareholders.

Chief Executive Officer Compensation

The Compensation Committee:

(a)	periodically reviews the terms of reference for the Company’s Chief Executive Officer and recommends any changes to the Board for approval;

(b)	reviews corporate goals and objectives relevant to the compensation of the Chief Executive Officer and recommends them to the Board for approval;

(c)	leads the annual Chief Executive Officer review/evaluation process and reports the results of the process to the Board;

(d)	based on the results of the Chief Executive Officer’s evaluation, recommends CEO compensation to the Board for approval; and

(e)	reviews, and if appropriate recommends to the Board for approval, any agreements between the Company and the Chief Executive Officer, including those addressing retirement, termination of employment or other special circumstances, as appropriate.

The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. The Chairman of the Compensation Committee presents recommendations of the Compensation Committee to the Board with respect to the Chief Executive Officer’s compensation. In setting the Chief Executive Officer’s salary, the Compensation Committee received recommendations from an independent compensation consulting firm and reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers in the industry and the Chief Executive Officer’s impact on the achievement of the Company’s objectives for the previous financial year.”
     In addition, it is expected that the contracts that the Glamis Executives will enter into with Goldcorp will provide for compensation if there is a change of control of Goldcorp and the individual’s employment with Goldcorp is terminated.

Indemnification of Officers and Directors
      Under the Arrangement Agreement, Goldcorp has agreed that all rights to indemnification in favour of the current and former directors and officers of Glamis and its subsidiaries provided in the current articles or by-laws of Glamis or any of its subsidiaries, or in any agreement, and any directors’ and officers’ insurance currently existing in favour of the directors and officers of Glamis and its subsidiaries, will survive the completion of the Arrangement (or be replaced with substantially equivalent coverage) and will continue in effect for at least six years after the Effective Date.
Appointments to Board of Directors of the Combined Company
      On completion of the Arrangement, it is expected that the board of directors of the Combined Company will include four individuals who are members of the current Glamis Board. See “The Combined Company after the Arrangement”. Those individuals have not been determined as of the date of this Circular.
Glamis Restricted Shares and Glamis Options
      Pursuant to the Arrangement Agreement, Glamis has agreed to take such action as is necessary to ensure that the 15,000 Glamis Restricted Shares that are outstanding as of the date of this Circular are accelerated to be fully vested at or prior to the Effective Time. Thereafter, such Glamis Shares will be exchanged for Goldcorp Shares based on the Exchange Ratio in accordance with the terms of the Arrangement. 6,000 of these Glamis Restricted Shares are held by directors of Glamis (1,000 Glamis Restricted Shares each), and 9,000 of these Glamis Restricted Shares are held by executive officers of Glamis.
      All outstanding Glamis Options will become vested and exercisable in full upon a change of control of Glamis, such that they will vest upon completion of the Arrangement. As a result, unvested Glamis Options in respect of 301,333 Glamis Shares at exercise prices ranging from Cdn.$17.66 to Cdn.$43.50 per share that are held by executive officers of Glamis will be exchanged for fully-vested Converted Goldcorp Options in respect of 509,252 Goldcorp Shares exercisable at prices ranging from Cdn.$10.45 to Cdn.$25.74 per share. In addition, unvested Glamis Options in respect of 30,000 Glamis Shares at an exercise price of Cdn.$21.16 per share that are held by directors of Glamis will be exchanged for fully-vested Converted Goldcorp Options in respect of 50,700 Goldcorp Shares exercisable at a price of Cdn.$12.52 per share.
Principal Steps of the Arrangement
      At the Effective Time (see also “Effective Date and Conditions of the Arrangement” below):

(a)	each Glamis Share held by a Glamis Shareholder (other than Glamis Shareholders who exercise Dissent Rights or Goldcorp or any subsidiary of Goldcorp) will be exchanged for 1.69 Goldcorp Shares and Cdn.$0.0001 in cash; and

(b)	each Glamis Option outstanding immediately before the Effective Time, whether or not vested, will be exchanged for a Converted Goldcorp Option to acquire (on the same terms and conditions as were applicable to the Glamis Option immediately before the Effective Time under the relevant Glamis Share option plan under which it was issued and the agreement evidencing the grant thereof and, in particular but without limitation, if the Glamis Option is deemed to vest at the Effective Time, then the Converted Goldcorp Option will be fully vested) the number (rounded down to the nearest whole number) of Goldcorp Shares determined by multiplying (A) the number of Glamis Shares subject to such Glamis Option immediately before the Effective Time and (B) the Exchange Ratio. The exercise price per Goldcorp Share subject to any such Converted Goldcorp Option will be an amount (rounded up to the nearest one hundredth of a cent) equal to the quotient of: (A) the exercise price per Glamis Share subject to the Glamis Option immediately before the Effective Time divided by (B) the Exchange Ratio, provided that the exercise price otherwise determined will be increased to the extent, if any, required to ensure that the In the Money Amount of the Converted Goldcorp Option immediately after the exchange equals the In the Money Amount of the exchanged Glamis Option immediately before the exchange.

Effect of the Arrangement
      On completion of the Arrangement:

(a)	Glamis Shareholders should hold approximately 40% of the total issued and outstanding Goldcorp Shares;

(b)	assuming there are 167,240,151 Glamis Shares and 418,440,849 Goldcorp Shares issued and outstanding at the Effective Time and outstanding Glamis Options in respect of 3,058,938 Glamis Shares (based on September 25, 2006 information), Goldcorp will issue approximately 282,635,855 Goldcorp Shares to acquire the Glamis Shares and reserve approximately 5,169,605 Goldcorp Shares for issue upon exercise of Converted Goldcorp Options. On completion of the Arrangement there will be, using Goldcorp’s issued share capital as at September 25, 2006, approximately 701,076,704 Goldcorp Shares issued and outstanding; and

(c)	Glamis will be a wholly-owned subsidiary of Goldcorp, the subsidiaries and related corporations of Glamis will remain as subsidiaries and related corporations of Glamis and Glamis will cease to be a publicly traded company.
      The full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Arrangement Agreement. A copy of the Plan of Arrangement is attached as Appendix C to this Circular.
Directors and Officers of the Combined Company — Post-Arrangement
      Goldcorp has agreed under the Arrangement Agreement to use its reasonable best efforts to ensure that, as of the Effective Time, the board of directors of the Combined Company will consist of ten directors, of whom six will be nominees of Goldcorp, and four will be nominees of Glamis. Ian Telfer (current President and CEO of Goldcorp) will be Chairman of the board of directors of the Combined Company, Kevin McArthur (current President and CEO of Glamis) will be President and CEO of the Combined Company, Charles Jeannes (current Executive Vice President, Administration of Glamis) will be appointed as an Executive Vice President of the Combined Company, Charles Ronkos (current Vice President, Exploration of Glamis) will be appointed Vice President, Exploration of the Combined Company and the current officers of Goldcorp, other than Mr. Telfer, are expected to continue to hold their current positions with Goldcorp in the Combined Company. See Goldcorp’s management information circular dated March 20, 2006 for its most recent annual and special meeting of shareholders and Goldcorp’s Renewal Annual Information Form that are incorporated herein by reference for information concerning the current directors and officers of Goldcorp.
Treatment of Glamis SARs
      As at September 25, 2006, Glamis had 417,000 Glamis SARs outstanding which are held by non-management employees of Glamis and its subsidiaries. Pursuant to the Arrangement Agreement, Glamis has agreed to take such action as is necessary to ensure all outstanding Glamis SARs are accelerated as to vesting and exercised at or prior to the Effective Time. On exercise of the Glamis SARs, the holders will receive, after the Effective Date, Goldcorp Shares based on the Exchange Ratio in accordance with the terms of the Arrangement.
Procedure and Terms For Exchange of Glamis Shares
Procedure for Exchange of Glamis Shares

(a)	As soon as practicable after the Effective Date, the Depositary will forward to each former Registered Shareholder a letter of transmittal and instructions for obtaining delivery of certificates representing Goldcorp Shares and a cheque representing the cash component of the consideration.

(b)	To receive certificates representing Goldcorp Shares and a cheque representing the cash component of the consideration pursuant to the Arrangement, Registered Shareholders must return to the Depositary, on or before the sixth anniversary of the Effective Date, their certificates representing their Glamis Shares, a properly completed letter of transmittal, and such other documents as the Depositary may require.

(c)	Upon a Registered Shareholder’s return of a properly completed letter of transmittal, together with certificates representing Glamis Shares and such other documents as the Depositary may require, certificates for the appropriate number of Goldcorp Shares and a cheque representing the appropriate cash payment will be issued to the Registered Shareholder.

(d)	Certificates for the Goldcorp Shares issued to a Registered Shareholder as described above will be registered in such name or names and such certificates and the cheque will be sent to such address or addresses as the Registered Shareholder may direct in the letter of transmittal as soon as reasonably possible after the Depositary receives the required documents.

Tax Election Procedure for Glamis Shareholders Subject to Canadian Taxation
      The letter of transmittal that Registered Shareholders will receive after the Effective Date in respect of the exchange of their Glamis Shares for Goldcorp Shares and cash will include a space to allow Eligible Holders to request a tax instruction letter and related materials to assist them in making a tax election under Section 85 of the ITA (and any corresponding election under any applicable provincial tax legislation) (a “Section 85 Election”) in order to effect a whole or partial tax deferral. Eligible Holders who request a tax instruction letter and related materials for a Section 85 Election and who would like to make a similar election for Québec income tax purposes may request a tax instruction letter and related materials concerning such Québec election by indicating in the space provided in the letter of transmittal. Beneficial Shareholders will need to deal with their Intermediary Registered Shareholder to receive the tax election package and the necessary election forms.
      Under the Arrangement Agreement, Goldcorp is obligated to make a Section 85 Election jointly with Eligible Holders who may otherwise be subject to taxation under the ITA (and any applicable provincial tax legislation) and wish to elect to defer any liability for such tax in whole or in part. Neither Goldcorp nor Glamis will be responsible for the proper completion or filing of any Section 85 Election and Eligible Holders will be solely responsible for the payment of any late filing penalty. Goldcorp has agreed to execute any properly completed Section 85 Election form that it receives within 90 days after the Effective Date and to mail the election form to the electing Eligible Holder within 90 days after Goldcorp’s receipt of the election form from the Eligible Holder. With the exception of Goldcorp’s execution and mailing of the Section 85 Election form, each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of the Eligible Holder’s Section 85 Election. Accordingly, none of Goldcorp, Glamis or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver a Section 85 Election in accordance with the procedures set out in the tax instruction letter, nor for the proper completion or filing of any Section 85 Election within the time and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial tax legislation). See generally “Canadian Federal Income Tax Considerations” in this Circular.
Cancellation of Rights after Six Years
      Any certificate which immediately before the Effective Date represented Glamis Shares and which has not been surrendered, with all other documents required by the Depositary, on or before the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Glamis, Goldcorp or the Depositary. Accordingly, persons who tender certificates for Glamis Shares after the sixth anniversary of the Effective Date will not receive Goldcorp Shares, will not own any interest in Glamis, and will not be paid any cash or other compensation.
Treatment of Dividends
      No dividends or other distributions declared or made after the Effective Time with respect to Goldcorp Shares, with a record date after the Effective Time, will be paid to the holder of any unsurrendered certificates for Glamis Shares until the holder surrenders its certificates for Glamis Shares in exchange for Goldcorp Shares and cash in accordance with the terms of the Plan of Arrangement. Once such certificates are surrendered, the holder will be sent, in addition to the holder’s Goldcorp Shares and cash payment, such dividend or other distribution, if any, without interest.
Fractional Shares
      No fractional Goldcorp Shares will be issued to Glamis Shareholders. If a Glamis Shareholder is entitled to a fractional share representing 0.5 or more of a Goldcorp Share, the number of Goldcorp Shares to be issued to that Glamis Shareholder will be rounded up to the nearest whole Goldcorp Share. If a Glamis Shareholder is entitled to a fractional share representing less than 0.5 of a Goldcorp Share, the number of Goldcorp Shares to be issued to that Glamis Shareholder will be rounded down to the nearest whole Goldcorp Share.
      Any cash consideration to be received by a Glamis Shareholder will be rounded up to the nearest whole cent.
      The foregoing information is a summary only. For further details of procedures, see the Plan of Arrangement attached as Appendix C to this Circular.

Comparison of Shareholder Rights
      On completion of the Arrangement, Glamis Shareholders will become Goldcorp Shareholders. Since Goldcorp is an Ontario company, the rights of Goldcorp Shareholders are governed by the applicable laws of Ontario, including the OBCA, and by Goldcorp’s articles of incorporation and by-laws. Since Glamis is a British Columbia company, the rights of Glamis Shareholders are governed by the BCBCA and by Glamis’ notice of articles and articles. Although the rights and privileges of shareholders under the OBCA are in many instances comparable to those under the BCBCA, there are several differences. See Appendix H to this Circular for a comparison of these rights.
Effective Date and Conditions of the Arrangement
      If the Arrangement Resolution is passed, the Final Order is obtained, every other requirement of the BCBCA relating to the Arrangement is complied with and all other conditions disclosed below under “Conditions to the Arrangement Becoming Effective” are satisfied or waived, the Arrangement will become effective on the Effective Date. Goldcorp and Glamis currently expect that the Effective Date will be in late November 2006.

Conditions to the Arrangement Becoming Effective
      In order for the Arrangement to become effective, certain conditions, summarized below, must have been satisfied or waived.

Mutual Conditions
      The obligations of Glamis and Goldcorp to complete the Arrangement are subject to the fulfillment or waiver (where permitted) of the following mutual conditions:

(a)	the Interim Order must have been granted in form and substance satisfactory to Glamis and Goldcorp, acting reasonably, and must not have been set aside or modified in a manner unacceptable to them, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution must have been passed at the Meeting in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(c)	the Final Order must have been granted in form and substance satisfactory to Glamis and Goldcorp, acting reasonably, and must not have been set aside or modified in a manner unacceptable to them, acting reasonably, on appeal or otherwise;

(d)	there must not be in force any law, ruling, order or decree, and there must be no action taken under any laws or by any Governmental Entity (as defined in the Arrangement Agreement) or other regulatory authority, that:

(i)	makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement, or

(ii)	results or could reasonably be expected to result in a judgment or assessment of damages, directly or indirectly, relating to the Arrangement which would have, or could reasonably be expected to have, a Material Adverse Effect on Glamis or Goldcorp;

(e)	the TSX must have conditionally approved the listing thereon, and the NYSE must have authorized for listing, subject to official notice of issuance, of the Goldcorp Shares to be issued pursuant to the Arrangement (including Goldcorp Shares issuable on exercise of the Converted Goldcorp Options) as of the Effective Date, or as soon as possible thereafter, and the TSX will have, if required, accepted notice for filing of all transactions of Glamis contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX and NYSE, as applicable;

(f)	all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and including the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Glamis or Goldcorp or materially impede the completion of the Arrangement, must have been obtained or received on terms that are reasonably satisfactory to each such party;

(g)	the Goldcorp Shares to be issued in the United States pursuant to the Arrangement must be exempt from the registration requirements under the Section 3(a)(10) Exemption and the Goldcorp Shares to be distributed in the United States pursuant to the Arrangement must not be subject to resale restrictions in the United States under the U.S. Securities Act (other than as may be prescribed by Rule 144 and Rule 145 under the U.S. Securities Act); and

(h)	the Arrangement Agreement must not have been terminated.

Additional Conditions in Favour of Goldcorp
      The obligation of Goldcorp to complete the Arrangement is subject to the fulfillment or waiver (where permitted) of the following additional conditions:

(a)	the representations and warranties made by Glamis in the Arrangement Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” must be true and correct as of the Effective Date, and all other representations and warranties made by Glamis in the Arrangement Agreement that are not so qualified must be true and correct in all material respects as of the Effective Date, in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Goldcorp, have a Material Adverse Effect on Glamis;

(b)	from the date of the Arrangement Agreement to the Effective Date, there must not have occurred, and neither Glamis nor any of its subsidiaries must have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Glamis;

(c)	Glamis must have complied in all material respects with its covenants in the Arrangement Agreement;

(d)	no more than 3% of the outstanding Glamis Shares will be subject to the exercise of Dissent Rights;

(e)	C. Kevin McArthur, Charles A. Jeannes, and Charles J. Ronkos must have entered into employment agreements satisfactory to Goldcorp, acting reasonably;

(f)	none of the directors or officers of Glamis that are a party to the Support Agreement will have breached, in any material respect, any of the representations, warranties and covenants in the Support Agreement;

(g)	the Glamis Board and the board of directors of each applicable Glamis subsidiary must have adopted all necessary resolutions and all other necessary corporate action must have been taken by Glamis and its subsidiaries to permit the consummation of the Arrangement; and

(h)	the Glamis Board must not have effected a Change in Glamis Recommendation.
Additional Conditions in Favour of Glamis
      The obligations of Glamis to complete the Arrangement are subject to the fulfillment or waiver (where permitted) of the following additional conditions:

(a)	the representations and warranties made by Goldcorp in the Arrangement Agreement that are qualified by the expression “Material Adverse Change” or “Material Adverse Effect” must be true and correct as of the Effective Date, and all other representations and warranties made by Goldcorp in the Arrangement Agreement must be true and correct in all material respects as of the Effective Date, in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Glamis, have a Material Adverse Effect on Goldcorp;

(b)	from the date of the Arrangement Agreement to the Effective Date, there must not have occurred, and Goldcorp or any of the material subsidiaries of Goldcorp must not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Goldcorp;

(c)	Goldcorp must have complied in all material respects with its covenants in the Arrangement Agreement; and

(d)	the directors of Goldcorp must have adopted all necessary resolutions and all other necessary corporate action must have been taken by Goldcorp to permit the consummation of the Arrangement.

Additional Terms of the Arrangement Agreement
      In addition to the terms and conditions of the Arrangement Agreement set out elsewhere in this Circular and the representations and warranties contained therein, the following additional terms apply:
Covenants of Glamis
      Glamis agreed in the Arrangement Agreement to (and in certain circumstances to cause its subsidiaries and companies in which it has a significant interest to), among other things:

(a)	file, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Goldcorp, acting reasonably;

(b)	with respect to the Meeting,

(i)	carry out the terms of the Interim Order as are required to be carried out by Glamis;

(ii)	prepare and file this Circular, together with any other documents required by applicable laws, and mail this Circular as ordered by the Interim Order, in accordance with all applicable laws;

(iii)	subject to the terms of the Arrangement Agreement, (x) take all commercially reasonable lawful action to solicit in favour of the Arrangement Resolution, including, without limitation, retaining a proxy solicitation agent; (y) recommend to all Glamis Shareholders that they vote in favour of the Arrangement; and (z) not make a Change in Glamis Recommendation, except as expressly permitted by the Arrangement Agreement;

(iv)	use its commercially reasonable best efforts to convene the Meeting by no later than October 30, 2006, but in any event hold the Meeting no later than November 30, 2006, as provided in the Interim Order;

(v)	provide notice to Goldcorp of the Meeting and allow representatives of Goldcorp to attend the Meeting;

(vi)	conduct the Meeting in accordance with the Interim Order, the BCBCA, Glamis’ articles and as otherwise required by applicable laws; and

(vii)	take all such actions as may be required under the BCBCA in connection with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

(c)	not adjourn, postpone or cancel the Meeting (or propose to do so), except (i) if a quorum is not present at the Meeting; (ii) if required by applicable laws; (iii) if required by Glamis Shareholders; or (iv) if otherwise agreed to by Goldcorp;

(d)	provide Goldcorp with a copy of any purported exercise of Dissent Rights by a Glamis Shareholder;

(e)	prepare and file any mutually agreed (or as otherwise required by applicable laws) amendments or supplements to this Circular with respect to the Meeting and mail such amendments or supplements, as required by the Interim Order, in accordance with all applicable laws;

(f)	subject to the approval of the Arrangement at the Meeting in accordance with the provisions of the Interim Order, file, proceed with and diligently prosecute an application to the Court for the Final Order, which application will be in a form and substance satisfactory to Glamis and Goldcorp, acting reasonably;

(g)	carry out the terms of the Interim Order and the Final Order;

(h)	conduct its business, and cause its subsidiaries to conduct their businesses, only in, and not take any action except in, the ordinary course of business and consistent with past practice;

(i)	not, without the prior written consent of Goldcorp, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)	issue any Glamis Shares or any securities convertible into Glamis Shares, other than the issue of Glamis Shares pursuant to the exercise of Glamis Options and Glamis SARs outstanding on the date of the Arrangement Agreement;

(ii)	other than pursuant to obligations or rights under existing contracts, dispose of any property or assets or enter into any agreement or commitment to do so;

(iii)	amend or propose to amend the notice of articles, articles or by-laws (or their equivalent) of Glamis or any of Glamis’ subsidiaries or any of the terms of the Glamis Options;

(iv)	split, combine or reclassify any of the Glamis Shares, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Glamis Shares;

(v)	redeem, purchase or offer to purchase any Glamis Shares;

(vi)	reorganize, amalgamate or merge Glamis or any of its subsidiaries with any other person;

(vii)	acquire or agree to acquire any corporation or other entity (or material interest therein);

(viii)	except as required by Canadian GAAP, or any applicable law, make any changes to the existing accounting practices of Glamis or make any material tax election inconsistent with past practice; or

(ix)	enter into, or cause any Glamis subsidiary to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (x) ordinary course expenditures, (y) expenditures required by law, and (z) expenditures made in connection with transactions contemplated in the Arrangement Agreement;

(j)	not, without the prior written consent of Goldcorp, directly or indirectly, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Glamis or any subsidiary of Glamis;

(k)	use its commercially reasonable best efforts to maintain its current insurance (or reinsurance);

(l)	subject to certain exceptions, not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Arrangement Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated thereby or would render, or that could reasonably be expected to render, any representation or warranty made by Glamis in the Arrangement Agreement untrue or inaccurate in any material respect at any time before the Effective Time, or which would or could have a Material Adverse Effect on Glamis;

(m)	not settle or compromise any claim brought by any present, former or purported holder of any securities of Glamis in connection with the transactions contemplated by the Arrangement Agreement before the Effective Time without the prior written consent of Goldcorp;

(n)	not enter into, renew or modify any material contract to which Glamis or any of its subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on Glamis;

(o)	use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the transactions contemplated by the Arrangement Agreement;

(p)	make, or co-operate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Arrangement Agreement and take all reasonable action necessary to be in compliance with such laws;

(q)	subject to applicable laws, continue to assist Goldcorp, until the earlier of the Effective Time or the termination of the Arrangement Agreement, to carry out its due diligence review of Glamis and its subsidiaries;

(r)	execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties thereto, all in form satisfactory to the other parties thereto, acting reasonably; and

(s)	take all necessary action before the Effective Date to render the Glamis Rights Plan inapplicable to the Arrangement and the other transactions contemplated by the Arrangement Agreement.

Covenants of Goldcorp
      Goldcorp agreed in the Arrangement Agreement to (and in certain circumstances to cause its material subsidiaries and companies in which it has a significant interest to), among other things:

(a)	file, jointly with Glamis, proceed with and diligently prosecute an application to the Court for the Interim Order on terms and conditions acceptable to Goldcorp, acting reasonably;

(b)	take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Goldcorp Shares) and the Final Order to be taken or done by Goldcorp;

(c)	provide to Glamis all information as may be reasonably requested by Glamis or as required by the Interim Order or applicable laws with respect to Goldcorp and its business and properties for inclusion in this Circular or in any amendment or supplement to this Circular and otherwise co-operate with Glamis in the preparation of this Circular;

(d)	subject to the approval of the Arrangement at the Meeting in accordance with the provisions of the Interim Order, file, jointly with Glamis, proceed with and diligently prosecute an application to the Court for the Final Order;

(e)	not, without the prior written consent of Glamis, directly or indirectly do or permit to occur any change to the Goldcorp Shares, or acquire any Goldcorp Shares, or amend or propose to amend the articles or by-laws of Goldcorp or reorganize, amalgamate or merge Goldcorp or any of its material subsidiaries with any other person;

(f)	subject to certain exceptions, not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of the Arrangement Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated thereby or would render, or that could reasonably be expected to render, any representation or warranty made by Goldcorp in the Arrangement Agreement untrue or inaccurate in any material respect at any time before the Effective Time or that would or could have a Material Adverse Effect on Goldcorp;

(g)	use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent the same is within its control and take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the transactions contemplated by the Arrangement Agreement;

(h)	make, or co-operate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Arrangement Agreement and take all reasonable action necessary to be in compliance with such laws;

(i)	subject to applicable laws, make available and cause to be made available to Glamis information reasonably requested by Glamis for the purposes of preparing integration and strategic plans of the Combined Company and confirming the representations and warranties of Goldcorp in the Arrangement Agreement;

(j)	execute and deliver, or cause to be executed and delivered at the closing of the Arrangement, such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by Glamis, all in form satisfactory to Glamis, acting reasonably;

(k)	other than in contemplation of or as required to give effect to the transactions contemplated by the Arrangement Agreement, conduct business only in, and cause its material subsidiaries to conduct their businesses only in, and not take any action except in, the ordinary course of business and consistent with past practice;

(l)	promptly after the exchange of securities pursuant to the Plan of Arrangement and, in any event within 30 days of the Effective Date, take all necessary steps to: (i) continue Glamis under the OBCA and amalgamate Glamis with Goldcorp; or (ii) amalgamate Glamis and a wholly-owned subsidiary of Goldcorp;

(m)	upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make an election under Section 85 of the ITA, promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Québec tax election, if applicable), together with the relevant tax election forms (including the Québec tax election forms, if applicable), to the Eligible Holder and execute joint elections with validly electing Eligible Holders under Section 85 of the ITA (and corresponding provisions of provincial law) as contemplated by the Plan of Arrangement; and

(n)	not take any action which could reasonably be expected to prevent the exchange of Glamis Shares for Goldcorp Shares under the Arrangement by the validly electing Eligible Holders who make and file a valid election under Section 85 of the ITA (or corresponding provisions of provincial law) from being treated as a tax deferred exchange for the purposes of the ITA (or the relevant provincial law) if such Eligible Holders are otherwise eligible for such treatment.

Mutual Covenants
      Each of Glamis and Goldcorp has agreed in the Arrangement Agreement to (a) file with the FTC and the DOJ Notification and Report Forms relating to the transactions contemplated therein as required by the HSR Act, and (b) file comparable merger notification forms required by the merger notification or control laws of any other applicable jurisdiction, which Goldcorp and Glamis reasonably determine to be necessary. Goldcorp and Glamis will each promptly supply the other with any information which may be required in order to effect such filings, and supply any additional information which reasonably may be required by the FTC, the DOJ, the Canadian Commissioner of Competition or the competition or merger control authorities of any other jurisdiction.

Notice and Cure Provisions
      Each of the parties is required to give prompt notice to the others of any event or state of facts occurring up to the Effective Date that would likely (a) cause any of the representations or warranties of that party in the Arrangement Agreement to be untrue or inaccurate in any respect, (b) result in the failure of that party to comply with or satisfy any covenant or agreement to be complied with or satisfied under the Arrangement Agreement by such party before the Effective Date, or (c) result in the failure of such party to satisfy any of the conditions precedent in the Arrangement Agreement in favour of the other parties to the Arrangement Agreement.
      Glamis or Goldcorp may (a) elect not to complete the transactions contemplated by the Arrangement Agreement by virtue of the conditions of the Arrangement Agreement not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event before the Effective Date, if such party has delivered a written notice to the other parties specifying in reasonable detail the basis for the exercise of the termination right, and (ii) if any such notice is delivered, and a party is proceeding diligently, at its own expense, to cure such matter, the party that has delivered such notice may not terminate the Arrangement Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from the date of delivery of such notice. If such notice has been delivered before the date of the Meeting, the Meeting will be adjourned or postponed until the expiry of such period.

Non-Solicitation Covenant of Glamis
      Glamis agreed in the Arrangement Agreement that it will not, except as provided below, directly or indirectly, (a) make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visits to Glamis’ facilities or properties, or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, or that may reasonably be expected to lead to, any Acquisition Proposal or potential Acquisition Proposal, (b) participate in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, (c) remain neutral with respect to, or agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following formal commencement of such Acquisition Proposal will not be considered a violation of this covenant), (d) make or propose publicly to make a Change in Glamis Recommendation, (e) accept, or enter into or propose publicly to accept or enter into, any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal, or (f) make a public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the Glamis Board to approve the Arrangement.
      Glamis also agreed to immediately terminate and cease any discussions or negotiations with any person with respect to any proposal that constitutes or could reasonably be expected to constitute an Acquisition Proposal. Glamis also agreed not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement, and immediately to request the return or the destruction of all information provided to any such person.
      Notwithstanding the foregoing, the Glamis Board may, before the approval of the Arrangement by Glamis Shareholders, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the Glamis Board may make a Change in Glamis Recommendation in respect of a Superior Proposal or approve or recommend to Glamis Shareholders or enter into an agreement in respect of a Superior Proposal in accordance with the applicable terms of the Arrangement Agreement, but only if the Acquisition Proposal did not result from a breach of the Arrangement Agreement by Glamis and if the Glamis Board determines in good faith after consulting outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties of the directors of Glamis under applicable law. Glamis is required to enter into a confidentiality agreement in order to provide any such person making such unsolicited Acquisition Proposal with access to material non-public information on terms that are not more favourable to the person than those set out in the Confidentiality Agreement.
Notice of Acquisition Proposal
      Glamis must promptly (and in any event within 24 hours) notify Goldcorp, at first orally and then promptly in writing, of the receipt of any Acquisition Proposal, or any amendment to any Acquisition Proposal, or any request for non-public information relating to Glamis or any of its subsidiaries in connection with any potential Acquisition Proposal or for access to the properties, books or records of it or any of its subsidiaries by any person that informs Glamis or any of its subsidiaries that it is considering or has made an Acquisition Proposal. Such notice must include (a) the identity of the person making the Acquisition Proposal, (b) a description of the material terms and conditions of the Acquisition Proposal, and (c) such other details of the Acquisition Proposal, inquiry or contact as Goldcorp may reasonably request.
Superior Proposal
      Glamis may not make a Change in Glamis Recommendation or accept, approve, recommend or enter into an agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless (a) Glamis has complied with its non-solicitation covenant under the Arrangement Agreement, (b) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party if Glamis completes the Arrangement with Goldcorp, (c) Glamis has provided Goldcorp with information about the Superior Proposal as required under the Arrangement Agreement, and (d) five business days have elapsed from the later of the date Goldcorp received notice of the determination of the Glamis Board to accept, approve, recommend or enter into an agreement in respect of the Superior Proposal and the date that Goldcorp has received the information required to be provided by Glamis in respect of an Acquisition Proposal under the Arrangement Agreement.
      During this five business day period, Goldcorp will have the opportunity to offer in writing to amend the terms of the Arrangement Agreement and the Arrangement. The Glamis Board must review any such amended offer by Goldcorp and determine in good faith whether Goldcorp’s amended offer would result in an Acquisition Proposal not being a Superior Proposal, and if so determined by the Glamis Board, Glamis must enter into an amended agreement with Goldcorp reflecting the amended proposal of Goldcorp and must promptly reaffirm its recommendation to Glamis Shareholders of the Arrangement, as amended.
      If this Circular has been sent to Glamis Shareholders before the expiry of the five business day period referred to above and, during this period, Goldcorp requests in writing that the Meeting proceed, Glamis must continue to take all reasonable steps necessary to hold the Meeting and to cause the Arrangement to be voted upon at the Meeting, unless otherwise ordered by the Court.
      In addition, where at any time before the Meeting Glamis has provided to Goldcorp the required notice relating to an Acquisition Proposal, an Acquisition Proposal has been publicly disclosed or announced and the five business day period referred to above has not elapsed, then, subject to applicable laws, at Goldcorp’s request, Glamis must postpone or adjourn the Meeting to a date acceptable to Goldcorp, but not later than 20 days after the scheduled date of the

Meeting. If Goldcorp and Glamis have amended the terms of the Arrangement Agreement as provided above, Glamis must ensure that the details of the amended agreement are communicated to the Glamis Shareholders before the holding of the postponed or adjourned Meeting.
Termination Fee
      The Arrangement Agreement provides that Glamis must pay Goldcorp the $215 million Termination Fee if:

(a)	the Arrangement Agreement is terminated by Goldcorp if an Acquisition Proposal in respect of Glamis has been made or proposed and the Glamis Board has (i) made a Change in Glamis Recommendation or (ii) has failed, after being requested by Goldcorp in writing, to reaffirm its approval or recommendation of the Arrangement as promptly as possible (but in any event within five business days after receipt of the request to do so by Goldcorp) or (iii) has accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement permitted under the Arrangement Agreement) in respect of any Acquisition Proposal;

(b)	a Change in Glamis Recommendation has occurred and Goldcorp has elected to terminate the Arrangement Agreement;

(c)	the Arrangement Agreement is terminated by Goldcorp due to any applicable condition set out in the Arrangement Agreement not being satisfied or waived as a result of the breach by Glamis of its covenants regarding non-solicitation and Superior Proposals as set out in the Arrangement Agreement;

(d)	the Arrangement Agreement is terminated by Goldcorp as a result of Glamis failing to submit the Arrangement for approval to Glamis Shareholders on or before the date that is five business days before the Completion Deadline or failing to solicit proxies in accordance with the provisions of the Arrangement Agreement;

(e)	an Acquisition Proposal has been made to Glamis and made known to the Glamis Shareholders generally or has been made directly to Glamis Shareholders generally or any person has publicly announced an intention to make an Acquisition Proposal (a “Pending Glamis Acquisition Proposal”), which is not publicly withdrawn before the Meeting, and after which the Glamis Shareholders do not approve the Arrangement at the Meeting or the Arrangement Agreement is terminated by either Goldcorp or Glamis as a result of Glamis Shareholders not approving the Arrangement at the Meeting or the Arrangement has not been completed by the Completion Deadline, and Glamis completes an Acquisition Proposal within 12 months following the termination of the Arrangement Agreement;

(f)	the Glamis Board makes a Change in Glamis Recommendation due to a Pending Glamis Acquisition Proposal as described in paragraph (e) above, after which Glamis Shareholders do not approve the Arrangement at the Meeting and the Arrangement Agreement is terminated by either Glamis or Goldcorp as a result of the non-approval of the Arrangement by Glamis Shareholders at the Meeting; or

(g)	Glamis proposes to enter into an agreement with respect to a Superior Proposal in compliance with the terms of the Arrangement Agreement.
      Glamis must pay the Termination Fee to Goldcorp in the circumstances set out in paragraphs (a), (b), (c), (d), (f) and (g) above at the time of the termination of the Arrangement Agreement or within 30 days of such termination, and in the circumstances set forth in paragraph (e) above, within five days following the completion of such an Acquisition Proposal.
Amendment and Termination of the Arrangement Agreement
      The Arrangement Agreement may be amended by mutual written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of Glamis Shareholders and any such amendment may:

(a)	change the time for the performance of any of the obligations or acts of any of the parties;

(b)	waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of any of the parties; and

(d)	waive compliance with or modify any condition contained in the Arrangement Agreement;

provided, however, that after the Meeting the Exchange Ratio may not be amended without the approval of Glamis Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. The Arrangement Agreement and the Plan of Arrangement may be amended in accordance with the Final Order.
      In addition, the Arrangement Agreement provides that at any time before the Meeting: (i) each of Glamis and Goldcorp are entitled to propose to the other modifications to the Arrangement in order to facilitate the tax or other planning objectives of Glamis, Goldcorp and the Glamis Shareholders; and (ii) Glamis is entitled to propose to Goldcorp modifications to the manner in which the Glamis Options, Glamis Restricted Shares and Glamis SARs are to be dealt with pursuant to the Arrangement Agreement or under the Arrangement in order to take into account the tax planning or other objectives of the holders of such securities, provided, in each case, that: (A) any such proposal is not likely to materially prejudice the other party or the Glamis Shareholders, (B) any such proposal would not impede or materially delay the completion of the Arrangement, (C) the party making the proposal has provided notice of such proposal to the other party not less than 15 business days prior to the date of the Meeting, and (D) implementation of the proposal would not result in a transaction that is inconsistent with the fundamental terms of the Arrangement Agreement, including, without limitation, the Exchange Ratio.
      The Arrangement Agreement may be terminated at any time before the Effective Date:

(a)	by mutual written consent;

(b)	if any of the conditions of the Arrangement Agreement for the benefit of the terminating party is not satisfied or waived;

(c)	by Goldcorp if an Acquisition Proposal in respect of Glamis has been made or proposed and the Glamis Board: (i) makes a Change in Glamis Recommendation, or (ii) fails, after being requested by Goldcorp in writing, to reaffirm its approval or recommendation of the Arrangement as promptly as possible (but in any event within five business days after receipt of such written request from Goldcorp), or (iii) accepts, approves, recommends or enters into an agreement (other than a confidentiality agreement that complies with the Arrangement Agreement) in respect of any Acquisition Proposal;

(d)	by Goldcorp or by Glamis if the Meeting is held and completed, but the approval of Glamis Shareholders has not been obtained;

(e)	by Goldcorp or by Glamis if the Arrangement is not completed by the Completion Deadline; provided, however, if the Arrangement has not been completed by such date because the Meeting has not been held due to the fault of Glamis, then Glamis will not be entitled to terminate the Arrangement Agreement;

(f)	by Goldcorp if the Glamis Board makes a Change in Glamis Recommendation; or

(g)	by Glamis if Glamis proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement, provided that Glamis has paid the Termination Fee to Goldcorp.
Amendment and Termination of the Plan of Arrangement
      The Plan of Arrangement may be amended, modified and/or supplemented as follows:

(a)	Goldcorp and Glamis reserve the right to amend, modify or supplement the Plan of Arrangement at any time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Goldcorp and Glamis, (iii) filed with the Court and, if made after the Meeting, approved by the Court, and (iv) communicated to former Glamis Shareholders if and as required by the Court;

(b)	any amendment, modification or supplement to the Plan of Arrangement may be proposed by Glamis at any time before the Meeting, provided that Goldcorp will have consented thereto in writing, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order); and

(c)	any amendment, modification or supplement to the Plan of Arrangement that is approved by the Court following the Meeting will be effective only if (i) it is consented to in writing by each of Goldcorp and Glamis, and (ii) if required by the Court, it is consented to by Glamis Shareholders voting in the manner directed by the Court.
      The Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Arrangement Agreement in accordance with its terms.

Shareholder and Court Approvals
Shareholder Approval of the Arrangement
      The BCBCA requires that Glamis Shareholders approve the Arrangement by passing the Arrangement Resolution by at least two thirds of the votes cast by Glamis Shareholders, in person or by proxy, at the Meeting. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Appendix A to this Circular.
Court Approval of the Arrangement
      The BCBCA requires that the Court approve the Arrangement.
      On September 25, 2006, Glamis obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters and filed a Notice of Hearing of Petition for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Hearing of Petition are attached as Appendix F and G, respectively, to this Circular.
      The Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time), on October 27, 2006, or as soon thereafter as counsel for Glamis may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. Glamis Shareholders who wish to participate in or be represented at the Court hearing should consult their legal advisers as to the necessary requirements.
      At the Court hearing, Glamis Shareholders and creditors of Glamis who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court, the Interim Order and any further order of the Court. Although the authority of the Court is very broad under the BCBCA, Glamis has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective and the Court has been informed that approval, if obtained, will constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to, among other things, Goldcorp Shares and Converted Goldcorp Options to be issued pursuant to the Arrangement as described below under “Securities Laws Considerations — U.S. Securities Laws”. In addition, it is a condition of the Arrangement that the Court determine, before making the Final Order, that the terms and conditions of the exchange of Glamis Shares and Glamis Options contemplated by the Arrangement are fair to Glamis Shareholders and holders of Glamis Options.
      Under the terms of the Interim Order, each Glamis Shareholder will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to file with the Court and serve on Glamis at the address set out below, on or before 12:00 p.m. (Vancouver time) on October 20, 2006, a notice of his, her or its intention to appear (“Appearance Notice”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Appearance Notice and supporting materials must be delivered, within the time specified, to Glamis at the following address:

Lang Michener LLP Barristers and Solicitors Suite 1500, Royal Centre 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia V6E 4N7 Attention: Peter J. Reardon

RIGHTS OF DISSENTING GLAMIS SHAREHOLDERS
      Glamis Shareholders who wish to dissent should take note that strict compliance with the Dissent Procedures is required.
      Every Registered Shareholder is entitled to be paid the fair value of the holder’s Glamis Shares, provided that the holder duly dissents to the Arrangement and the Arrangement becomes effective. Beneficial Shareholders who exercise Dissent Rights must do so through their Intermediary Registered Shareholder. The Dissent Rights are those rights pertaining to the right to dissent from the Arrangement Resolution that are contained in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. A Glamis Shareholder is not entitled to exercise Dissent Rights if the holder votes any Glamis Shares in favour of the Arrangement Resolution.
      The Plan of Arrangement provides that the Glamis Shares (the “Dissenting Shares”) of Registered Shareholders who validly exercise Dissent Rights and who are ultimately entitled to be paid fair value for those shares will be deemed to be transferred to Goldcorp, and that Goldcorp will pay the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution.
      On the Effective Date, Goldcorp will set aside that number of Goldcorp Shares and cash which is attributable under the Arrangement to all Glamis Shares for which Dissent Rights have been exercised. Any dissenting Glamis Shareholder who ultimately is not entitled to be paid the fair value of his, her or its Dissenting Shares in accordance with the Plan of Arrangement will be deemed to have participated in the Arrangement on the same basis as non-dissenting Glamis Shareholders, and Goldcorp will distribute to the Glamis Shareholder the Goldcorp Shares and cash payment that the Glamis Shareholder is entitled to receive pursuant to the terms of the Arrangement. Goldcorp will pay the amount to be paid in respect of Dissenting Shares to each dissenting Glamis Shareholder who is entitled to such payment under the Arrangement. In no case, however, will Glamis, Goldcorp or any other person be required to recognize such persons as holding Glamis Shares at or after the Effective Time.
      A brief summary of the Dissent Procedures is set out below.
      This summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Glamis Shareholder who seeks payment of the fair value of the Glamis Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and the Plan of Arrangement. Sections 237 to 247 of the BCBCA are reproduced in Appendix I to this Circular. The Dissent Procedures must be strictly adhered to and any failure by a Glamis Shareholder to do so may result in the loss of that holder’s Dissent Rights. Accordingly, each Glamis Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult such holder’s legal advisers.
      Written notice of dissent from the Arrangement Resolution must be sent to Glamis by a dissenting Glamis Shareholder at least two days before the Meeting or any date to which the Meeting may be postponed or adjourned. The written notice should be delivered by registered mail to Glamis at the address for notice described below. After the Arrangement Resolution is approved by Glamis Shareholders and within one month after Glamis notifies the dissenting Glamis Shareholder of Glamis’ intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, the dissenting Glamis Shareholder must send to Glamis, a written notice that such holder requires the purchase of all of the Glamis Shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those Glamis Shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Glamis Shareholder on behalf of a beneficial holder) whereupon the dissenting Glamis Shareholder is deemed to have sold and Goldcorp is deemed to have purchased those Glamis Shares.
      Any dissenting Glamis Shareholder who has duly complied with Section 244(1) of the BCBCA, or Glamis, may apply to the Court, and the Court may determine the fair value of the Dissenting Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Glamis to apply to the Court. The dissenting Glamis Shareholder will be entitled to receive the fair value that the Dissenting Shares had immediately before the passing of the Arrangement Resolution.

All notices of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be sent to Glamis at:

Glamis Gold Ltd. Attention: Charles A. Jeannes, Executive Vice President, Administration 5190 Neil Road, Suite 310 Reno, Nevada 89502

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
      In the opinion of Lang Michener LLP, counsel to Glamis, the following fairly summarizes the principal Canadian federal income tax considerations relating to the Arrangement, and to the holding and disposing of Goldcorp Shares acquired on the Arrangement, generally applicable to a Glamis Shareholder who, at all material times for the purposes of the ITA, (a) beneficially owns all Glamis Shares, and will hold all Goldcorp Shares acquired on the Arrangement, as capital property, (b) deals at arm’s length with Glamis and Goldcorp, (c) is not affiliated with Glamis or Goldcorp, and (d) is not a “financial institution” as defined in the ITA (each such Glamis Shareholder in this summary, a “Holder”). A Holder’s Glamis Shares and Goldcorp Shares acquired in the Arrangement generally will be considered to be capital property of the Holder, unless the Holder holds the shares in the course of carrying on a business or acquired the shares in a transaction considered to be an adventure in the nature of trade.
      This summary is based on the current provisions of the ITA, the regulations thereunder (the “Regulations”), and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency (“CRA”), and takes into account all specific proposals to amend the ITA and Regulations (the “Proposed Amendments”) announced by the Minister of Finance (Canada) before the date hereof. It is assumed that all Proposed Amendments will be enacted in their present form, and that there will be no other material change to any applicable law or administrative practice, although no assurances can be given in these respects. Except for the Proposed Amendments or as otherwise expressly set out below, this summary does not take into account or anticipate any change in law, whether by legislative, governmental, regulatory, or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.
      This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and is not to be construed as, legal or tax advice to any particular Holder. Accordingly all Holders, and all other Glamis Shareholders, should consult their own tax advisers regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.
Holders Resident in Canada
      The following portion of this summary applies to a Holder who, at all relevant times is or is deemed to be resident in Canada for purposes of the ITA (a “Resident Holder”). This portion of this summary further assumes that no Resident Holder will, on the exchange of the Resident Holder’s Glamis Shares for Goldcorp Shares and cash pursuant to the Arrangement, be paid an amount of cash that is greater than the adjusted cost base (“ACB”), as determined for the purposes of the ITA, of the Resident Holder’s Glamis Shares immediately before the exchange.
Exchange of Glamis Shares on the Arrangement — No Section 85 Election
      A Resident Holder whose Glamis Shares are exchanged for cash and Goldcorp Shares on the Arrangement, and who does not make a valid election (a “Section 85 Election”) jointly with Goldcorp with respect to the exchange, will be considered to have disposed of those Glamis Shares for proceeds of disposition equal to (a) the cash so received, plus (b) the fair market value at the Effective Time of the Goldcorp Shares so acquired, by the Resident Holder. As a result, the Resident Holder will in general realize a capital gain (capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (are less than) the ACB of the Resident Holder’s Glamis Shares. The cost to the Resident Holder of the Goldcorp Shares acquired on the exchange will equal the fair market value of those shares at the Effective Time and will, for the purpose of determining the ACB of those shares, be averaged with the ACB to the Resident Holder of any other Goldcorp Shares the holder owns at the Effective Time. The general tax treatment of capital gains and losses is discussed below under “Taxation of Capital Gains and Losses”.
Exchange of Glamis Shares on the Arrangement — With a Section 85 Election
      A Resident Holder whose Glamis Shares are exchanged for cash and Goldcorp Shares on the Arrangement and who is an Eligible Holder may make a Section 85 Election jointly with Goldcorp pursuant to section 85 of the ITA and thereby obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes, depending on the Elected Amount (as defined below) and the ACB of the Eligible Holder’s Glamis Shares at the time of the exchange. The Eligible Holder will be required to designate an amount (the “Elected Amount”) in the Section 85 Election that will be deemed to be the proceeds of disposition of the Eligible Holder’s Glamis Shares. The Eligible Holder may, by

designating an appropriate Elected Amount, avoid recognizing a capital gain for the purposes of the ITA on the exchange.

In general, the Elected Amount may not be

(a)	less than the amount of cash received by the Eligible Holder on the exchange,

(b)	less than the lesser of the ACB and fair market value of the Eligible Holder’s Glamis Shares determined immediately before the exchange, nor

(c)	greater than the fair market value of the Glamis Shares at the time of the exchange.
      The tax treatment to an Eligible Holder who makes a valid Section 85 Election jointly with Goldcorp generally will be as follows:

(a)	the Eligible Holder will be deemed to have disposed of the holder’s Glamis Shares for proceeds of disposition equal to the Elected Amount;

(b)	the Eligible Holder will not realize any capital gain or loss if the Elected Amount equals the aggregate of the ACB of the Eligible Holder’s Glamis Shares determined immediately before the exchange and any reasonable costs of disposition;

(c)	the Eligible Holder will realize a capital gain (capital loss) to the extent that the Elected Amount exceeds (is less than) the aggregate of the ACB of the Eligible Holder’s Glamis Shares and any reasonable costs of disposition; and

(d)	the aggregate cost to the Eligible Holder of the Goldcorp Shares acquired on the exchange will equal the amount, if any, by which the Elected Amount exceeds the cash received by the Eligible Holder, and for the purpose of determining the ACB of those shares, will be averaged with the ACB of any other Goldcorp Shares held by the Eligible Holder at that time.
      A tax instruction letter providing instructions on how to complete the Section 85 Election forms and relevant election forms may be obtained from the Depositary by checking the appropriate box on the letter of transmittal that will be sent to Registered Shareholders after the Effective Date and submitting the letter of transmittal in accordance with the procedures set out under “Procedure and Terms for Exchange of Glamis Shares”.
      An Eligible Holder who intends to make a Section 85 Election should indicate that intention by checking the appropriate box in the letter of transmittal and a tax instruction letter, together with the relevant tax election forms, will be sent to the Eligible Holder at or about the time at which the Eligible Holder is sent the cash and Goldcorp Shares to which the Eligible Holder is entitled under the Arrangement.
      To make a Section 85 Election, an Eligible Holder must ensure that two signed copies of the necessary election form are returned in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date, duly completed with the details of the number of Glamis Shares exchanged, the cash and number of Goldcorp Shares received, and the applicable Elected Amount. Subject to the election forms’ complying with the provisions of the ITA (and of any applicable provincial income tax law), one copy of the form will be returned to the Eligible Holder, signed by Goldcorp, for filing by the Eligible Holder with the CRA (or applicable provincial tax authority).
      Under the Arrangement Agreement, Goldcorp will make a Section 85 Election (and any corresponding election under any applicable provincial tax legislation) only with an Eligible Holder, and only at the Elected Amount selected by the Eligible Holder (subject to the limitations set out in the ITA and any applicable provincial tax legislation). Neither Goldcorp nor Glamis will be responsible for the proper completion or filing of any Section 85 Election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Goldcorp has agreed only to execute any properly completed Section 85 Election and to mail the election to the Eligible Holder within 90 days after Goldcorp’s receipt thereof. With the exception of Goldcorp’s execution and mailing of the Section 85 Election, each Eligible Holder will be solely responsible for complying with all applicable requirements relating to the making and filing of the holder’s Section 85 Election. Accordingly, none of Goldcorp, Glamis, and the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to deliver a Section 85 Election in accordance with the procedures set out in the tax instruction letter, nor for the proper completion or filing of any Section 85 Election within the time and in the form prescribed under the ITA (or the corresponding provisions of any applicable provincial tax legislation).
      To avoid late filing penalties, each Eligible Holder who makes a Section 85 Election must ensure that the holder’s election is received by the appropriate revenue authorities on or before the earliest day by which either Goldcorp or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Goldcorp’s 2006 taxation year is scheduled to end on December 31, 2006, but may end earlier as a result of an event such as an amalgamation (for example, if Glamis amalgamates with Goldcorp — See “Post-Arrangement Amalgamation” below). Each Eligible Holder is urged to consult the holder’s own advisers as soon as possible respecting the deadlines applicable to the holder’s particular circumstances. Regardless of such deadlines, Goldcorp must receive the tax election forms of an Eligible Holder in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Date. Because Goldcorp has agreed to execute and return a Section 85 Election to the Eligible Holder making the election within 90 days after Goldcorp’s receiving the election in accordance with the procedures set out in the tax instruction letter, Eligible Holders may be required to forward their tax election forms to Goldcorp earlier than 90 days after the Effective Date in order to avoid late filing penalties.
      Any Eligible Holder who does not ensure that Goldcorp receives the holder’s duly completed Section 85 Election in accordance with the procedures set out in the tax instruction letter within 90 days after the Effective Date cannot be assured of benefiting from the rollover provisions of the ITA (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Section 85 Election should give their immediate attention to this matter, and in particular should consult their own tax advisers without delay. The instructions for requesting a tax instruction letter will be set out in the Letter of Transmittal. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting Section 85 Elections. An Eligible Holder who does not make a valid Section 85 Election may realize a taxable capital gain. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.
Taxation of Capital Gains and Losses
      Generally, a Resident Holder who realizes a capital gain as a result of the Arrangement will be required to include one half of the capital gain (a “taxable capital gain”) in income for its taxation year in which the Effective Date occurs. A Resident Holder who realizes a capital loss as a result of the Arrangement generally will be entitled to deduct one half of the capital loss (an “allowable capital loss”) from taxable capital gains realized in the year and, to the extent not so deductible, from taxable capital gains in any of the three preceding taxation years or any subsequent taxation year.
      A capital loss so realized on the exchange by a Resident Holder that is a corporation may, to the extent and under circumstances specified by the ITA, be reduced by the amount of certain dividends received or deemed to have been received by the corporation on its Glamis Shares (or on shares for which its Glamis Shares are substituted or exchanged). Similar rules may apply to Goldcorp Shares that are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.
      A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the ITA) may be required to pay an additional 6 2/3% refundable tax in respect of any net taxable capital gain that it realizes on disposition of its Glamis Shares on the exchange.
      The cost to a Resident Holder of the Goldcorp Shares acquired by the Resident Holder on the exchange will equal the proceeds of disposition for the Resident Holder’s exchanged Glamis Shares, minus the amount of cash received on the exchange. The Resident Holder will be required to average the cost of Goldcorp Shares so acquired with the ACB of all other Goldcorp Shares, if any, held by the Resident Holder as capital property immediately before the exchange.
Dividends on Goldcorp Shares
      A Resident Holder who is an individual will be required to include in income any dividend received or deemed to be received on the Resident Holder’s Goldcorp Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.
      A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Resident Holder’s Goldcorp Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A “private corporation” (as defined in the ITA) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% on any dividend that it receives or is deemed to receive on its Goldcorp Shares to the extent that the dividend is deductible in computing the corporation’s taxable income. Any such tax generally will be refundable to it at the rate of $1 for every $3 of taxable dividends that it pays on its shares.
Disposition of Goldcorp Shares
      A Resident Holder who disposes or is deemed to dispose of a Goldcorp Share in a taxation year will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition for the Goldcorp Share, net of reasonable costs of disposition, exceed (are exceeded by) the ACB of the Goldcorp Share to the Resident Holder, determined immediately before the disposition. The Resident Holder will be required to include any resulting taxable gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See “Taxation of Capital Gains and Losses” above.
Alternative Minimum Tax on Resident Holders who are Individuals
      A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the ITA.
Dissenting Resident Holders
      A Resident Holder who validly exercises Dissent Rights (a “Resident Dissenter”) and consequently is paid the fair value of the Resident Dissenter’s Glamis Shares by Goldcorp in accordance with the Arrangement will realize a capital gain (capital loss) equal to the amount by which the payment, net of reasonable costs of disposition and (for greater certainty) any interest awarded by the Court, exceeds (is exceeded by) the ACB of the Resident Holder’s Glamis Shares determined immediately before the Effective Time. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See “Taxation of Capital Gains and Losses” above.
      The Resident Dissenter must include in income any interest awarded by the Court to the Resident Dissenter.
Eligibility of Goldcorp Shares for Investment
      Goldcorp Shares will be qualified investments under the ITA for trusts governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, or registered education savings plan at any particular time provided that, at that time, the Goldcorp Shares are listed on a prescribed stock exchange (which includes the TSX) or Goldcorp is a “public corporation” as defined in the ITA.
Holders Not Resident in Canada
      The following portion of this summary applies to Holders whose Glamis Shares are not, and whose Goldcorp Shares acquired on the Arrangement will not be, deemed to be “taxable Canadian property” by any provision of the ITA and who, for the purposes of the ITA, (a) have not been, are not, and will not be or be deemed to be, resident in Canada, and (b) do not and will not use or hold, and are not and will not be deemed to use or hold, Glamis Shares or Goldcorp Shares in connection with carrying on a business in Canada, (in this portion of this summary, a “Non-resident Holder”).
      This portion of this summary further assumes that (a) no Non-resident Holder, nor any person or persons with whom the Non-resident Holder does not deal at arm’s length, will at any time alone or in any combination hold 25% or more of the issued shares in any class of shares of either Glamis or Goldcorp, (b) Glamis Shares will be listed on either or both the TSX and the NYSE at the Effective Time, and (c) Goldcorp Shares will at all times after the Effective Time be listed on one or more stock exchanges that are prescribed for the purposes of the ITA.
      Special rules, which are not discussed in this summary, may apply to a Non-resident Holder that is an insurer carrying on business in Canada and elsewhere.
Exchange of Glamis Shares on the Arrangement
      A Non-resident Holder whose Glamis Shares are exchanged for cash and Goldcorp Shares on the Arrangement will not thereby incur any liability for Canadian income tax.

      The reporting and withholding obligations under section 116 of the ITA will not apply to the exchange.
Dividends on Goldcorp Shares
      A Non-resident Holder on whose Goldcorp Shares a dividend is, or is deemed to be, paid or credited will be required to pay withholding tax equal to 25%, or such lower rate (if any) as may be available under an applicable tax treaty, of the gross amount of the dividend. The rate of withholding tax under the Canada-United States Income Tax Convention (1980) (the “US Treaty”) applicable to a Non-resident Holder who is a resident of the United States for the purposes of the Treaty generally will be, if the Non-resident Holder is a company that holds 10% or more of outstanding Goldcorp Shares, 5%, and in any other case 15%, of the gross amount of the dividend. Goldcorp will be required to withhold the required amount of withholding tax from the dividend, and to remit it to CRA for the account of the Non-resident Holder.
Disposition of Goldcorp Shares
      In general, a Non-resident Holder who disposes of a Goldcorp Share will not thereby incur any liability for Canadian income tax.
      The reporting and withholding obligations under section 116 of the ITA will not apply to any disposition of Goldcorp Shares by a Non-resident Holder.
Dissenting Non-resident Holders
      A Non-resident Holder who validly exercises Dissent Rights (a “Non-resident Dissenter”) and consequently is paid the fair value for the Non-Resident Dissenter’s Glamis Shares by Goldcorp will be considered to realize a capital gain or loss as discussed above under “Holders Resident in Canada — Dissenting Holders”. The Non-resident Dissenter generally will not be subject to liability for Canadian income tax in respect of any capital gain so arising.
      The Non-resident Holder will be required to pay withholding tax on any interest awarded by the Court to the Non-resident Dissenter that is paid or credited to the Non-Resident Dissenter. The amount of withholding tax will equal 25%, or such lower rate (if any) as may be available under an applicable tax treaty, of the gross amount of the interest. The rate of withholding tax applicable to a Non-resident Dissenter who is a resident of the United States for the purposes of the US Treaty generally will be reduced to 10% by the US Treaty. Goldcorp will be required to withhold the required amount of withholding tax from the interest, and to remit it to CRA for the account of the Non-resident Dissenter.
Post-Arrangement Amalgamation
      The Arrangement Agreement provides that Goldcorp will, within 30 days after the Effective Date, cause Glamis to amalgamate with either Goldcorp or a wholly-owned subsidiary of Goldcorp. Neither Resident Holders nor Non-resident Holders should incur any liability for Canadian federal income tax as a result of such amalgamation. The reporting and withholding obligations under section 116 of the ITA will not apply to any disposition of Goldcorp Shares by a Non-resident Holder that may be deemed to occur for the purposes of the ITA on the amalgamation. Eligible Holders should note that an amalgamation of Glamis and Goldcorp (but not of Glamis with a wholly-owned subsidiary of Goldcorp) would trigger a deemed taxation year-end of Goldcorp immediately before the amalgamation, which may accelerate filing deadlines for Section 85 Elections.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
Scope of this Disclosure
      The following discussion is a summary of the anticipated material U.S. federal income tax consequences arising from and relating to the exchange of Glamis Shares for Goldcorp Shares plus Canadian currency pursuant to the Arrangement (the “Exchange”) and the consequent ownership and possible disposition of Goldcorp Shares that are generally applicable to U.S. Holders (as defined below) of Glamis Shares. This summary is limited to Glamis Shareholders who are “United States persons” and hold their Glamis Shares (and will hold Goldcorp Shares following the Exchange) as capital assets within the meaning of the Code (“U.S. Holders”). For purposes of this summary, a “United States person” is: (a) a citizen or individual resident of the United States, (b) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to United States federal income tax regardless of its source, or (d) a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) which has a valid election in effect under applicable Treasury Regulations, as defined below, to be treated as a United States person.
      This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances, or to U.S. Holders that may be subject to special treatment under the Code (including, without limitation, certain financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies, persons holding stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the United States dollar, and persons who may have acquired their Glamis Shares (or who will acquire Goldcorp Shares) through the exercise of employee stock options or otherwise as compensation). This summary also does not address the tax treatment of U.S. Holders that hold their Glamis Shares (or will hold Goldcorp Shares) through a partnership or other pass-through entity, persons subject to the alternative minimum tax, persons who own their Glamis Shares (or will own Goldcorp Shares) other than as a capital asset as defined in the Code, and U.S. Holders who own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding stock of Glamis (or who, following the Exchange, will own, directly, indirectly or constructively, five percent (5%) or more of the total voting power or total value of all of the outstanding stock of Goldcorp). This summary does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of state, local or foreign tax law.
      This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Exchange (other than the integration of the Exchange and the amalgamation of Glamis and either Goldcorp or a wholly-owned subsidiary of Goldcorp (the “Amalgamation”), whether or not any such transactions are undertaken in connection with the Exchange or Amalgamation), including, without limitation, the following: (a) the exercise of any Glamis Option, warrant or other right to acquire Glamis Shares (or, post-transaction, Goldcorp Shares); and (b) the receipt of Converted Goldcorp Options by a holder of Glamis Options.
      This discussion is based on the Code, existing, temporary and currently proposed regulations promulgated under the Code (“Treasury Regulations”), and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Glamis has not requested any ruling from the IRS with respect to the statements made and the conclusions reached in this summary. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.
      EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISER REGARDING THE TAX CONSEQUENCES OF THE EXCHANGE, AND THE CONSEQUENT OWNERSHIP AND POSSIBLE DISPOSITION OF GOLDCORP SHARES, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.
      TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER U.S. TREASURY DEPARTMENT CIRCULAR 230, WE INFORM YOU THAT (a) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED IN THIS INFORMATION CIRCULAR (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR

WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, (b) SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE ARRANGEMENT OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR AND (c) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.
Assumptions Regarding Glamis and Goldcorp
      This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Glamis and Goldcorp, including that neither Goldcorp nor Glamis is, nor at any time has been, and Goldcorp will not be immediately after the Exchange, a “controlled foreign corporation” as defined in Section 957 of the Code (“CFC”). Each of Goldcorp and Glamis believes that it is not and has never been a CFC and Goldcorp does not expect to become a CFC in the future.
      Each of Glamis and Goldcorp believes it did not qualify as a “passive foreign investment company,” as defined in Section 1297 of the Code (“PFIC”), for its most recent fiscal year ended on or prior to the date of the Exchange, will not qualify as a PFIC for its current fiscal year and will not qualify as a PFIC for its taxable year that includes the day after the Effective Date. In addition, Glamis believes that it has never qualified as a PFIC. However, there can be no assurances that unanticipated events will not cause Glamis or Goldcorp to qualify or fail to qualify as a PFIC or that any determination concerning Glamis’ and/or Goldcorp’s past, current or expected PFIC status will not be challenged by the IRS.
      In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.
Particular Circumstance of any Particular U.S. Holder Not Addressed
      This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. Each U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of the Exchange to them in light of their particular circumstances.
Exchange of Glamis Shares for Goldcorp Shares
Reorganization Treatment
      Although there is limited authority on the issue, and thus substantial uncertainty, subject to the following requirements and assumptions, Glamis believes the Exchange and the subsequent Amalgamation should qualify as a reorganization under Section 368(a) of the Code (a “Reorganization”) only if the Exchange and the Amalgamation are treated as interdependent steps of a single, integrated transaction for U.S. federal income tax purposes and all other general rules applicable to reorganizations under the Code are satisfied. If the Exchange were viewed as independent of the Amalgamation for U.S. federal income tax purposes, the Exchange would be a taxable transaction. Although Goldcorp has covenanted that it will cause the Amalgamation to be carried out within thirty days of the Effective Date, there can be no assurance that the IRS would not challenge the treatment of the Exchange and Amalgamation as a single transaction. No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequence of the Exchange has been obtained by Glamis and none will be requested by Glamis. There can be no assurance that the IRS will not challenge the status of the Exchange and Amalgamation as a Reorganization or that the U.S. courts will uphold the status of the Exchange and Amalgamation as a Reorganization in the event of an IRS challenge. Each U.S. Holder should consult its own tax adviser regarding the qualification of the Exchange and Amalgamation as a Reorganization.
      Regardless of whether the Exchange and the Amalgamation qualify as a Reorganization, the Exchange may be treated as a fully taxable exchange under the PFIC rules of Sections 1291-1298 of the Code for U.S. Holders whose Glamis Shares surrendered in the Exchange were held by them in any period that Glamis was a PFIC. See “Impact of PFIC Rules on Certain U.S. Holders” below.
      If the Exchange and the Amalgamation qualify as a Reorganization, and subject to (a) the assumptions, limitations and qualifications referred to herein and (b) the PFIC rules discussed below, the Exchange and Amalgamation will result in the following U.S. federal income tax consequences to U.S. Holders:

1.	a U.S. Holder who receives Goldcorp Shares and Canadian currency in the Exchange will recognize gain to the extent of the lesser of (a) the excess of the fair market value of the Goldcorp Shares and the U.S. dollar value of the Canadian currency on the date of receipt over the adjusted tax basis of the Glamis Shares surrendered, or (b) the U.S. dollar value of the Canadian currency on the date of receipt, but will not recognize loss as a result of the Exchange;

2.	the aggregate basis of the Goldcorp Shares received by a U.S. Holder in the Exchange will be equal to the aggregate basis of the Glamis Shares exchanged therefor increased by the amount of gain recognized and decreased by the U.S. dollar value of the Canadian currency on the date of receipt; and

3.	the holding period of the Goldcorp Shares received by a U.S. Holder will include the holding period of the Glamis Shares exchanged therefor.

The amount of gain recognized by a U.S. Holder may be considered to have the effect of the distribution of a dividend and therefore treated as dividend income to the extent of such U.S. Holder’s ratable share of the undistributed accumulated earnings and profits of Glamis as of the date of the Exchange, with any excess gain treated as gain from the exchange of property. Assuming that neither Glamis nor Goldcorp is classified as a PFIC in 2005 or 2006, the amount of gain treated as dividend income may be “qualified dividend income” subject to a maximum rate of U.S. federal income tax of 15 percent to U.S. Holders that are not corporations if certain holding period and other requirements are met. Gain that is not treated as dividend income will be capital gain which will be treated as long-term capital gain if such U.S. Holder’s holding period for such Glamis Shares is more than one year at the time of the Exchange.
Taxable Exchange Treatment
      Subject to the PFIC rules discussed below, if the Exchange and the Amalgamation fail to qualify as a Reorganization, the Exchange would constitute a taxable disposition of Glamis Shares by U.S. Holders and would result in the following U.S. federal income tax consequences to U.S. Holders:

1.	a U.S. Holder would recognize gain or loss equal to the difference between (i) the fair market value of Goldcorp Shares and the U.S. dollar value of the Canadian currency upon receipt by such U.S. Holder in the Exchange, and (ii) the adjusted tax basis of such U.S. Holder in such Glamis Shares exchanged therefor in the Exchange;

2.	the aggregate basis of Goldcorp Shares received by a U.S. Holder in the Exchange would be equal to the aggregate fair market value of such Goldcorp Shares at the time of receipt; and

3.	the holding period of Goldcorp Shares received by a U.S. Holder in the Exchange would begin on the day after receipt.
      Such gain or loss recognized in the Exchange generally will be capital gain or loss if such Glamis Shares were held as capital assets at the time of the Exchange and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Glamis Shares is more than one year at the time of the Exchange. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of a net capital loss may be carried over to be used in later tax years, subject to applicable deduction limitations, until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than S corporations), an unused net capital loss may generally be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.
Impact of PFIC Rules on Certain U.S. Holders
      If a foreign corporation is a PFIC at any time during a period in which a U.S. Holder holds stock in the corporation, and the foreign corporation was not a “qualified electing fund,” as described below, the U.S. Holder will generally continue to be subject to the rules regarding excess distributions and dispositions of PFIC stock, even if the foreign corporation ceases to be a PFIC, unless certain gain recognition elections are made to “purge” the PFIC taint. However, special rules will apply to a U.S. Holder who has made a mark-to-market election under Section 1296 of the Code with respect to the PFIC stock. For a general discussion of the rules regarding excess distributions and dispositions of PFIC stock, see “Material U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Goldcorp Shares — Passive Foreign Investment Company” below.

      If the U.S. Holder has not made or been deemed to have made a timely election to treat the PFIC as a qualified electing fund for the tax year that is the first year in the U.S. Holder’s holding period for the foreign corporation’s stock, gain (but not loss) will be recognized under Section 1291(f) on an exchange otherwise qualifying for nonrecognition of gain as a Reorganization, to the extent provided in regulations. For a general discussion of the rules regarding excess distributions and dispositions of PFIC stock, see “Material U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Goldcorp Shares — Passive Foreign Investment Company” below. Holders of Glamis Shares should consult with their own tax advisers on the possible recognition of gain under the PFIC rules in the event Glamis qualified as a PFIC in any year in which the Glamis shares surrendered in the Exchange were held by the U.S. Holder.
Dissenting U.S. Holders
      A U.S. Holder who exercises Dissent Rights will recognize gain or loss on the exchange of such U.S. Holder’s Glamis Shares for cash in an amount equal to the difference between (i) the U.S. dollar value on the date of receipt of the Canadian currency received and (ii) such holder’s adjusted tax basis in its Glamis Shares. Subject to the PFIC rules, such gain or loss generally will be capital gain or loss if such shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year at such time. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.
      Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such capital loss may be carried over to be used in later tax years, subject to applicable deduction limitations, until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than S corporations), an unused net capital loss may generally be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.
Currency Gains
      The U.S. dollar value of any Canadian currency received by a U.S. Holder in the Arrangement generally will be based on the rate of exchange on the date of receipt. A subsequent disposition of any Canadian currency received (including its conversion into U.S. currency) generally will give rise to income or loss, treated as ordinary income or loss. U.S. Holders should consult their own tax advisers concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.
Material U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Goldcorp Shares
      The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder arising from and relating to the ownership and disposition of Goldcorp Shares.
Distributions on Goldcorp Shares
          General Taxation of Distributions
      Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Goldcorp Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Goldcorp. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Goldcorp, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Goldcorp Shares and, (b) thereafter, as gain from the sale or exchange of such Goldcorp Shares. (See “Disposition of Goldcorp Shares” below).
          Reduced Tax Rates for Certain Dividends
      For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by Goldcorp generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Goldcorp is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Goldcorp Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”
      Goldcorp generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) Goldcorp is incorporated in a possession of the U.S., (b) Goldcorp is eligible for the benefits of the US Treaty, or (c) the Goldcorp Shares are readily tradable on an established securities market in the U.S. However, even if Goldcorp satisfies one or more of such requirements, Goldcorp will not be treated as a QFC if Goldcorp is a PFIC for the taxable year during which Goldcorp pays a dividend or for the preceding taxable year, or if it is otherwise a PFIC as to the shareholder receiving the distribution. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a PFIC for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.
      As discussed below, Goldcorp does not believe that it was a PFIC for the previous taxable year, and does not expect that it will be a PFIC for the current taxable year. (See “Additional Rules that May Apply to U.S. Holders — Passive Foreign Investment Company” below). However, there can be no assurance that the IRS will not challenge the determination made by Goldcorp concerning its PFIC status or that Goldcorp will not be a PFIC for the current taxable year or any subsequent taxable year. Accordingly, although Goldcorp expects that it may be a QFC for the current taxable year, there can be no assurances that the IRS will not challenge the determination made by Goldcorp concerning its QFC status, that Goldcorp will be a QFC for the current taxable year or for any subsequent taxable year, or that Goldcorp will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.
      If Goldcorp is not a QFC, a dividend paid by Goldcorp to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax adviser regarding the dividend rules.
          Distributions Paid in Foreign Currency
      The amount of a distribution received on the Goldcorp Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).
          Dividends Received Deduction
      Dividends received on the Goldcorp Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax adviser regarding the dividends received deduction.
Disposition of Goldcorp Shares
      A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Goldcorp Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Goldcorp Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Goldcorp Shares are held for more than one year.
      Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit
      A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Goldcorp Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.
      Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Goldcorp Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules. Dividends received on the Goldcorp Shares generally will be treated as “foreign source” and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income” for purposes of applying the foreign tax credit rules. However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax adviser regarding the foreign tax credit rules.
Additional Rules that May Apply to U.S. Holders
      If Goldcorp is a CFC or a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of Goldcorp Shares.
          Controlled Foreign Corporation
      Goldcorp generally will be a CFC if more than 50% of the total voting power or the total value of the outstanding shares of Goldcorp is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of Goldcorp (a “10% Shareholder”).
      If Goldcorp is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of Goldcorp and (b) such 10% Shareholder’s pro rata share of the earnings of Goldcorp invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Goldcorp Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of Goldcorp that are attributable to such Goldcorp Shares. If Goldcorp is both a CFC and a PFIC, Goldcorp generally will be treated as a CFC (and not as a PFIC) with respect to any 10% Shareholder.
      Goldcorp does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that Goldcorp will not be a CFC for the current or any subsequent taxable year.
          Passive Foreign Investment Company
      Goldcorp generally will be a PFIC if, for a taxable year, (a) 75% or more of the gross income of Goldcorp for such taxable year is passive income or (b) on average, 50% or more of the assets held by Goldcorp either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if Goldcorp is not publicly traded and either is a CFC or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

      For purposes of the PFIC income test and asset test described above, if Goldcorp owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, Goldcorp will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Goldcorp from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
      Goldcorp does not believe that it was a PFIC for the previous taxable year and does not expect that it will be a PFIC for the current taxable year. The determination of whether Goldcorp was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether Goldcorp will be a PFIC for the current taxable year and each subsequent taxable year depends on the assets and income of Goldcorp over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Goldcorp concerning its PFIC status or that Goldcorp was not, or will not be, a PFIC for any taxable year.
          Default PFIC Rules Under Section 1291 of the Code
      If Goldcorp is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the ownership and disposition of Goldcorp Shares will depend on whether such U.S. Holder makes an election to treat Goldcorp as a “qualified electing fund” or “QEF” under Section 1295 of the Code or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). See “Impact of PFIC Rules on Certain U.S. Holders.” A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”
      A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Goldcorp Shares and (b) any excess distribution received on the Goldcorp Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Goldcorp Shares, if shorter).
      Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Goldcorp Shares, and any excess distribution received on the Goldcorp Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Goldcorp Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Goldcorp Shares (other than years prior to the first taxable year of Goldcorp beginning after December 31, 1986 for which Goldcorp was a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Goldcorp Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.
      If Goldcorp is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Goldcorp Shares, Goldcorp will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Goldcorp ceases to be a PFIC in one or more subsequent taxable years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Goldcorp Shares were sold on the last day of the last taxable year for which Goldcorp was a PFIC.
      In addition, if Goldcorp is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by Goldcorp of the shares of such other foreign corporation or a distribution received by Goldcorp from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above. To the extent that gain recognized on the actual disposition by a U.S. Holder of Goldcorp Shares or income recognized by a U.S. Holder on an actual distribution received on the Goldcorp Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.
      The PFIC rules are complex, and each U.S. Holder should consult its own tax adviser regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of Goldcorp Shares.
          QEF Election
      The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for the Goldcorp Shares in which Goldcorp is a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year. However, if Goldcorp was a PFIC in a prior year in a U.S. Holder’s holding period for the Goldcorp Shares, then in order to be treated as making a “timely” QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Goldcorp Shares were sold on the qualification date for an amount equal to the fair market value of the Goldcorp Shares on the qualification date. The “qualification date” is the first day of the first taxable year in which Goldcorp was a QEF with respect to such U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.
      A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, Goldcorp ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which Goldcorp is not a PFIC. Accordingly, if Goldcorp becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which Goldcorp qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Goldcorp Shares. Accordingly, if such U.S. Holder reacquires an interest in Goldcorp, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which Goldcorp is a PFIC.
      A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. For example, a U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Goldcorp Shares.
      However, for each taxable year in which Goldcorp is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Goldcorp, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Goldcorp, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which Goldcorp is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Goldcorp. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such undistributed amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.
      A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from Goldcorp to the extent that such distribution represents “earnings and profits” of Goldcorp that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Goldcorp Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.
      U.S. Holders should be aware that there can be no assurance that Goldcorp will satisfy record keeping requirements that apply to a QEF, or that Goldcorp will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that Goldcorp is a PFIC and a U.S. Holder wishes to make a QEF Election. Each U.S. Holder should consult its own tax adviser regarding the availability of, and procedure for making, a QEF Election.

          Mark-to-Market Election
      A U.S. Holder may make a Mark-to-Market Election only if the Goldcorp Shares are marketable stock. The Goldcorp Shares generally will be “marketable stock” if the Goldcorp Shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the Goldcorp Shares are traded on such a qualified exchange or other market, the Goldcorp Shares generally will be “regularly traded” for any calendar year during which the Goldcorp Shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.
      A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Goldcorp Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax adviser regarding the availability of, and procedure for making, a Mark-to-Market Election.
      A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Goldcorp Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Goldcorp Shares as well as to certain amounts that would be subject to the mark-to-market rules but for Section 1291.
      A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which Goldcorp is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Goldcorp Shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Goldcorp Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Goldcorp Shares over (ii) the fair market value of such Goldcorp Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.
      A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Goldcorp Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Goldcorp Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).
          Other PFIC Rules
      Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Goldcorp Shares that would otherwise be tax-deferred (such as gifts and exchanges pursuant to tax-deferred reorganizations under Section 368 of the Code). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Goldcorp Shares are transferred.
      Certain additional adverse rules may apply with respect to a U.S. Holder if Goldcorp is a PFIC. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Goldcorp Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Goldcorp Shares.
      The PFIC rules are complex, and each U.S. Holder should consult its own tax adviser regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership and disposition of Goldcorp Shares.

U.S. Backup Withholding Tax
      United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate U.S. Holders. Information reporting generally will apply to payments of distributions on, and to proceeds from the sale or disposition of, the Goldcorp Shares or Glamis Shares, by a payor within the United States to a U.S. Holder, unless such U.S. Holder is an exempt recipient, including a corporation, or provides an appropriate certification.
      A payor within the United States will be required to withhold tax (currently at a rate of 28%) from any payments of distributions on, or proceeds from the sale or disposition of Goldcorp Shares or Glamis Shares, within the United States to a U.S. Holder (unless such U.S. Holder is an exempt recipient) that fails to furnish a correct taxpayer identification number on IRS Form W-9 or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. A U.S. Holder will be allowed a refund or a credit equal to any amounts withheld under the United States backup withholding tax against such U.S. Holder’s United States federal income tax liability, provided the U.S. Holder furnishes the required information to the IRS.
No Ruling or Legal Opinion
      No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Exchange and Amalgamation or any other matter discussed herein has been obtained by Glamis and none will be requested by Glamis. This summary is not binding on the IRS and the IRS is not precluded from taking a different position or positions. U.S. Holders should be aware that some of the U.S. federal income tax consequences of the Exchange and Amalgamation are governed by provisions of the Code as to which there are no final Treasury Regulations and little or no judicial or administrative guidance.
      THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.
SECURITIES LAWS CONSIDERATIONS
      The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby.
Canadian Securities Laws
      Each Glamis Shareholder is urged to consult the holder’s professional advisers to determine the Canadian conditions and restrictions applicable to trades in Goldcorp Shares.
Status under Canadian Securities Laws
      Glamis is a reporting issuer (or the equivalent) in each province of Canada. Glamis Shares currently trade on the TSX and the NYSE. After the Arrangement, Glamis Shares will be delisted from the TSX and the NYSE, and Goldcorp will apply to the applicable Canadian securities regulators to have Glamis classified as a non-reporting issuer. Goldcorp is a reporting issuer (or the equivalent) in each province and territory of Canada. Goldcorp Shares are listed on the TSX and the NYSE. It is a condition of the Arrangement that the Goldcorp Shares issued pursuant to the Arrangement and which are reserved for issue upon exercise of the Converted Goldcorp Options be listed on the TSX and the NYSE.
Issue and Resale of Goldcorp Shares Under Canadian Securities Acts
      The issue of Goldcorp Shares and Converted Goldcorp Options pursuant to the Arrangement and the issue of Goldcorp Shares on exercise of Converted Goldcorp Options will constitute distributions of securities, which are exempt from the registration and prospectus requirements of the Canadian Securities Acts. Goldcorp Shares may be resold in each province and territory of Canada, provided (i) the trade is not a “control distribution” as defined National Instrument 45-102, (ii) no unusual effort is made to prepare the market or create a demand for those securities, (iii) no extraordinary commission or consideration is paid in respect of that sale, and (iv) if the selling security holder is an insider or officer of Goldcorp, the insider or officer has no reasonable grounds to believe that Goldcorp is in default of securities legislation.

U.S. Securities Laws
Status Under U.S. Securities Laws
      Each of Goldcorp and Glamis is a “foreign private issuer” as defined under the U.S. Exchange Act. Glamis Shares are listed for trading on the NYSE and as such Glamis is subject to the periodic reporting requirements under Section 13(a) of the U.S. Exchange Act. Goldcorp Shares are listed for trading on the NYSE and as such Goldcorp is subject to the periodic reporting requirements under Section 13(a) of the U.S. Exchange Act.
Issue and Resale of Goldcorp Shares Under U.S. Securities Laws
      The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to Glamis Shareholders in the United States (“U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal advisers to ensure that the resale of Goldcorp Shares issued to them under the Arrangement complies with applicable securities legislation. Further information applicable to U.S. Shareholders is disclosed under “Note to United States Shareholders”.
      The issue of Goldcorp Shares, and the subsequent resale of these shares held by U.S. Shareholders, will be subject to U.S. securities laws, including the U.S. Securities Act.
      The following discussion does not address the Canadian Securities Acts that will apply to the issue of the Goldcorp Shares to U.S. Shareholders within Canada. U.S. Shareholders who resell Goldcorp Shares in Canada must comply with Canadian Securities Acts, as outlined above.
Exemption from the Registration Requirements of the U.S. Securities Act
      The Goldcorp Shares and Converted Goldcorp Options to be issued by Goldcorp pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and such issue will be effected in reliance on the Section 3(a)(10) Exemption and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside, subject to certain notice requirements. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order, if granted, constitutes a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Goldcorp Shares and Converted Goldcorp Options issued in connection with the Arrangement.
Resales of Goldcorp Shares within the United States after the Completion of the Arrangement
      The following discussion is limited to the resale of Goldcorp Shares within the United States. U.S. Shareholders may also resell their shares in limited circumstances outside of the United States in accordance with Regulation S. The availability of Regulation S for non-United States resales is discussed below under “Resales of Securities Pursuant to Regulation S”.
      The manner in which a U.S. Shareholder may resell Goldcorp Shares issued to the shareholder on completion of the Arrangement within the United States will depend on whether the U.S. Shareholder is an “affiliate” of Goldcorp or Glamis before the completion of the Arrangement and whether the U.S. Shareholder is an “affiliate” of Goldcorp after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”. The resale rules applicable to U.S. Shareholders are summarized below.
Non-Affiliates Before and After the Arrangement
      U.S. Shareholders who are not affiliates of Glamis or Goldcorp before the Arrangement and who will not be affiliates of Goldcorp after the Arrangement may resell the Goldcorp Shares issued to them upon closing of the Arrangement in the United States without restriction under the U.S. Securities Act.

Affiliates Before the Arrangement and Non-Affiliates After the Arrangement
      U.S. Shareholders who are affiliates of Glamis or Goldcorp before the Arrangement but will not be affiliates of Goldcorp after the Arrangement, and who hold their Goldcorp Shares for one year after the Effective Date, may resell their Goldcorp Shares without regard to the volume and manner of sale limitations set forth in Rule 144 of the U.S. Securities Act, subject to the availability of certain public information about Goldcorp. U.S. Shareholders who are affiliates of Goldcorp before the Effective Date who hold their Goldcorp Shares for a period of two years after the Effective Date may resell such shares freely, provided that such persons have not been an affiliate of Goldcorp during the three-month period preceding the resale.

Affiliates Before the Arrangement and Affiliates After the Arrangement
      U.S. Shareholders who are affiliates of Glamis or Goldcorp before the Arrangement and who will be affiliates of Goldcorp after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to Goldcorp Shares issued under the Arrangement. These affiliates may not resell their Goldcorp Shares within the United States unless such shares are registered under the U.S. Securities Act, or an exemption from registration is available, such as the exemption contained in Rule 145(d) promulgated under the U.S. Securities Act. In general, under Rule 145(d), these affiliates will be entitled to resell in the United States, during any three-month period, that number of Goldcorp Shares that does not exceed the greater of one percent of the then outstanding securities of such class and the average weekly trading volume of such securities on the NYSE during the four weeks preceding the date of sale, subject to certain restrictions contained in Rule 144 under the U.S. Securities Act as to manner of sale, notice requirements, aggregation rules and the availability of certain public information about Goldcorp.

Resales of Securities Pursuant to Regulation S
      U.S. Shareholders who receive Goldcorp Shares under the Arrangement may, under the U.S. Securities Act, resell their Goldcorp Shares in an “offshore transaction” in accordance with Regulation S, provided the conditions imposed thereunder for offshore resales are satisfied. An “offshore transaction” includes a transaction executed using the facilities of a designated offshore securities exchange, such as the TSX, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller’s behalf knows the transaction has been pre-arranged with a buyer in the United States.
      The availability of the Regulation S “offshore resale” exemption depends in part on whether the U.S. Shareholder is an “affiliate” of Goldcorp upon completion of the Arrangement. See the discussion above of “affiliate” under “Resale of Goldcorp Shares within the United States after the Completion of the Arrangement”. The resale rules applicable to the U.S. Shareholders of Goldcorp are summarized below.
      A U.S. Shareholder who is not an affiliate, or who is an affiliate solely by virtue of being an officer or director, of Goldcorp after completion of the Arrangement may resell his or her Goldcorp Shares in “offshore transactions” provided (a) neither the U.S. Shareholder, an affiliate nor any person acting on their behalf engages in “directed selling efforts” in the United States, and (b) in the case of an officer or director of Goldcorp, no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Under Regulation S, “directed selling efforts” are defined as “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction.
      Additional restrictions apply to a U.S. Shareholder who will be an affiliate of Goldcorp other than by virtue of his or her status as an officer or director of Goldcorp.

Exercise of Converted Goldcorp Options to be Issued in Exchange for the Glamis Options
      Under and as provided in the Arrangement Agreement, Goldcorp will issue Converted Goldcorp Options on the basis set forth in the Arrangement Agreement. Goldcorp Shares issuable on exercise of Converted Goldcorp Options have not been registered under the U.S. Securities Act. As a result, the Converted Goldcorp Options may not be exercised by or on behalf of a person in the United States, and the Goldcorp Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such Goldcorp Shares have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. Pursuant to the Arrangement Agreement, Goldcorp has agreed to file a registration statement on Form S-8 promptly following the Effective Date for the purpose of registering under the U.S. Securities Act such Goldcorp Shares issuable upon exercise of the Converted Goldcorp Options.
INFORMATION CONCERNING GOLDCORP
      The following information is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Goldcorp. See “Information Concerning Glamis” and “The Combined Company After the Arrangement” in this Circular for current and pro forma, business, financial and share capital information relating to Glamis and the Combined Company, respectively.
Incorporation
      Goldcorp is a corporation governed by the OBCA.
      Goldcorp’s head office is located at 666 Burrard Street, Suite 3400, Park Place, Vancouver, British Columbia, V6C 2X8 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.
Principal Subsidiaries
      The following chart illustrates the principal subsidiaries of Goldcorp, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned or over which control or direction is exercised by Goldcorp, as well as the mineral properties held by Goldcorp directly or indirectly through such subsidiaries:

GOLDCORP INC.
(Ontario)
100%
Wharf Resources Ltd. (Ontario)
100%
Wharf Resources (U.S.A.) Inc. (Colorado)
Wharf Mine in the United States
Red Lake Mine in Canada
100%
Luismin, S.A. de C.V. (Mexico)
100%
Desarrollos Mineros San Luis, S.A. de C.V. (Mexico)
San Dimas and Nukay Mines and Los Filos and El Limón Projects in Mexico
100%
Compañia Minera Peña de Bernal, S.A. de C.V. (Mexico)
San Martin Mine in Mexico
100%
Goldcorp Asia Pacific Pty Limited (Australia)
100%
Peak Gold Mines Pty Ltd. (Australia)
Peak Mine in Australia
100%
Goldcorp (Cayman Islands) Ltd. (Cayman Islands)
50%
100%
Goldcorp Cayman Pampas Ltd. (Cayman Islands)
50%
Cayman Pampas Ltd. (Cayman Islands)
50%
Musto Explorations (Bermuda) Ltd. (Bermuda)
50%
Minera Alumbrera Ltd. (Antigua)
Alumbrera Mine in Argentina
100%
Mineração Pedra Branca do Amapari Ltda. (Brazil)
Amapari Mine in Brazil
100%
Goldcorp Trading (Caymans) Ltd. (Cayman Islands)
57%
Silver Wheaton Corp. (Ontario)
100%
Silver Wheaton (Caymans) Ltd.
100%
Les Mines Opinaca Ltée (Canada)
Éléonore Project in Canada
100%
Goldcorp Canada Ltd. (Canada)
Porcupine Mine, Musselwhite Mine and Campbell Mine in Canada
100%
Goldcorp Barbados Inc. (Barbados)
100%
Goldcorp Latin America (Barbados) Limited (Barbados)
100%
Goldcorp MDO Cayman Limited (Cayman Islands)
50%
Compania Minera Mantos de Oro (Chile)
La Coipa Mine in Chile
100%
Goldcorp Aureus Inc. (Barbados)
40%
Dominicana Holding Inc. (Barbados)
100%
Dominicana Corporation (Barbados)
Pueblo Viejo Project in the Dominican Republic

Overview of Business
      Goldcorp is engaged in the acquisition, exploration, development and operation of precious metal properties. The principal products and sources of cash flow for Goldcorp are derived from the sale of gold, silver and copper. Goldcorp’s primary properties consist of a 100% interest in the Red Lake gold mine comprised of the “Red Lake Complex” and the “Campbell Complex”, in Ontario, Canada (the “Red Lake Mines”), one of the highest-grade gold deposits in the world, a 37.5% interest in the Alumbrera gold-copper mine (the “Alumbrera Mine”) in Argentina, a 100% interest in the San Dimas, San Martin and Nukay gold-silver mines (each, the “San Dimas Mines”, the “San Martin Mine” and the “Nukay Mine”, respectively) in Mexico, a 100% interest in the Peak gold mine (the “Peak Mine”) in Australia, a 51% interest in the Porcupine gold mine (the “Porcupine Mine”) in Ontario, Canada, a 68% interest in the Musselwhite gold mine (the “Musselwhite Mine”) in Ontario, Canada, a 50% interest in the La Coipa gold-silver mine (the “La Coipa Mine”) in Chile, a 100% interest in the Amapari gold mine (the “Amapari Mine”) in Brazil, a 100% interest in the Éléonore gold project in Québec, Canada, a 100% interest in the Los Filos gold development-stage project (the “Los Filos Project”) in Mexico and a 40% interest in the Pueblo Viejo gold development project (the “Pueblo Viejo Project”) in the Dominican Republic. Goldcorp also produces gold at the Wharf mine (the “Wharf Mine”) in South Dakota, United States.
      Goldcorp also owns approximately 57% of TSX-listed Silver Wheaton Corp. (“Silver Wheaton”), a mining company that derives 100% of its revenue from silver production.
Summary of Mineral Reserve and Resource Estimates
Mineral Reserve Estimates
      The following table sets forth the estimated Ore Reserves/ Mineral Reserves for the Red Lake Mines, the Alumbrera Mine, the San Dimas Mines, the San Martin Mine, the Nukay Mine, the Los Filos Project, the Peak Mine, the Wharf Mine, the Amapari Mine, the Musselwhite Mine, the Porcupine Mine, the La Coipa Mine and the Pueblo Viejo Project, as of December 31, 2005, except for the Alumbrera Mine, which is reported as of June 30, 2006:
Proved/ Proven and Probable Ore/ Mineral Reserves(1)(15)

			Grade			Contained Metal

Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper

			(grams per	(grams per		(ounces)	(ounces)	(pounds)
		(000s)	tonne)	tonne)	(%)	(000s)	(000s)	(000s)
Red Lake Mines(2)(3)	Proven	2,150	34.13	—	—	2,360	—	—
	Probable	6,190	20.15	—	—	4,010	—	—
	Proven + Probable	8,340	23.75	—	—	6,370	—	—
Alumbrera Mine(4) (Goldcorp’s 37.5% interest)	Proved	142,500	0.49	—	0.45	2,250	—	1,414,000
	Probable	9,000	0.43	—	0.42	120	—	83,000
	Proved + Probable	151,500	0.49	—	0.45	2,370	—	1,497,000
Luismin(5) — San Dimas Mines	Proven	1,420	7.04	447	—	320	20,400	—
	Probable	1,830	5.23	401	—	310	23,600	—
	Proven + Probable	3,250	6.02	421	—	630	44,000	—
Luismin(5) — San Martin Mine with San Pedrito	Proven	310	3.36	47	—	30	500	—
	Probable	580	4.43	46	—	80	900	—
	Proven + Probable	900	4.05	47	—	120	1,300	—
Luismin(6) — Nukay Mine	Proven	750	6.27	—	—	150	—	—
	Probable	980	5.68	—	—	180	—	—
	Proven + Probable	1,730	5.94	—	—	330	—	—
Luismin(7) — Los Filos Project with Bermejal	Proven	25,160	0.88	—	—	710	—	—
	Probable	177,480	0.66	—	—	3,790	—	—
	Proven + Probable	202,650	0.69	—	—	4,500	—	—
Peak Mine(8)	Proved	920	5.67	—	0.72	170	—	15,000
	Probable	1,150	6.01	—	0.70	220	—	18,000
	Proved + Probable	2,060	5.86	—	0.71	390	—	32,000

			Grade			Contained Metal

Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper

			(grams per	(grams per		(ounces)	(ounces)	(pounds)
		(000s)	tonne)	tonne)	(%)	(000s)	(000s)	(000s)
	Proven	3,730	1.13	—	—	140	—	—
Wharf Mine(9)	Probable	70	0.69	—	—	0	—	—
	Proven + Probable	3,810	1.12	—	—	140	—	—
	Proved	5,830	2.13	—	—	400	—	—
Amapari Mine(10)	Probable	11,380	2.58	—	—	950	—	—
	Proved + Probable	17,210	2.43	—	—	1,340	—	—
	Proven	3,940	5.49	—	—	700	—	—
Musselwhite Mine(11) (Goldcorp’s 68% interest)	Probable	3,590	5.87	—	—	680	—	—
	Proven + Probable	7,520	5.67	—	—	1,370	—	—
	Proven	11,130	1.33	—	—	480	—	—
Porcupine Mine(12) (Goldcorp’s 51% interest)	Probable	21,080	1.84	—	—	1,250	—	—
	Proven + Probable	32,210	1.66	—	—	1,720	—	—
	Proven	5,550	1.57	79	—	280	14,100	—
La Coipa Mine(13) (Goldcorp’s 50% interest)	Probable	2,920	1.25	110	—	120	10,300	—
	Proven + Probable	8,470	1.46	90	—	400	24,400	—
	Proven	38,360	3.28	—	—	4,050	—	—
Pueblo Viejo Project(14) (Goldcorp’s 40% interest)	Probable	13,520	3.04	—	—	1,320	—	—
	Proven + Probable	51,880	3.22	—	—	5,370	—	—
	Proved/Proven					12,010	34,900	1,428,000
Total	Probable					13,030	34,800	101,000
	Proved/Proven + Probable					25,040	69,700	1,529,000

(1)	All Mineral Reserves have been calculated in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.

(2)	The Mineral Reserves for the Red Lake Complex have been estimated by Stephen McGibbon, P. Geo., Red Lake Exploration Manager of Goldcorp, who is a qualified person under NI 43-101 and audited by Watts, Griffis and McOuat Limited (“WGM”). The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Red Lake Mine, Ontario — Mineral Reserve and Mineral Resource Estimates” in the Goldcorp Renewal Annual Information Form for the year ended December 31, 2005 (in these Notes “Goldcorp AIF”) for further details.

(3)	The Mineral Reserves for the Campbell Complex have been estimated by Stephane Blais, Chief Engineer, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards.

(4)	The Ore Reserves for the Alumbrera Mine have been estimated by Luis Rivera, MAusIMM at Minera Alumbrera Limited who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. See “Description of the Business — Alumbrera Mine, Argentina — Ore Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(5)	The Mineral Reserves for the San Dimas Mines and the San Martin Mine have been estimated by Reynaldo Rivera, MAusIMM at Luismin who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(6)	The Mineral Reserves for the Nukay Mine have been estimated by Reynaldo Rivera, MAusIMM at Luismin and Gary Giroux, P.Eng., at Micon International Limited (“Micon”) who are each qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(7)	The Mineral Reserves for the Los Filos Project have been estimated by Michael G. Hester, FAusIMM of Independent Mining Consultants, Inc. (“IMC”) who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See Snowden Mining Industry Consultants’ (“Snowden”) “Technical Report NI 43-101F1 Los Filos Project, Mexico” dated March 31, 2006 available on www.sedar.com for further details.

(8)	The Ore Reserves for the Peak Mine have been estimated by Joe Ranford, MAusIMM at Peak Gold Mines Pty Ltd. who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. See “Description of the Business — Peak Mine, Australia — Ore Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(9)	The Mineral Reserves for the Wharf Mine have been estimated by Ken Nelson, Wharf Geological Engineer of Goldcorp, and audited by Randy V.J. Smallwood, P.Eng., of Goldcorp, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Description of the Business — Wharf Mine, South Dakota — Mineral Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(10)	The Ore Reserves for the Amapari Mine have been estimated by Rodrigo Mello, MAusIMM at Mineração Pedra Branca do Amapari Ltda. who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. See “Description of the Business — Amapari Project, Brazil — Ore Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(11)	The Mineral Reserves for the Musselwhite Mine have been estimated by Robert MacDonald, Chief Mine Engineer, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards.

(12)	The Mineral Reserves for the Porcupine Mine have been estimated by Stephen Taylor, Senior Mine Engineer, Peter Andrews, Senior Project Engineer, Jason Floyd, Senior Mine Engineer, and Imola Gotz, Senior Project Engineer, who are each qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards.

(13)	The Mineral Reserves for the La Coipa Mine have been estimated by Andres Guaringa Vasquez, Mine Engineer, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards.

(14)	The Mineral Reserves for the Pueblo Viejo Project have been estimated by Peter Nahan, Senior Evaluation Engineer, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards.

(15)	Numbers may not add up due to rounding.
Mineral Resource Estimates
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
      This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
      The following table sets forth the estimated Mineral Resources for the Red Lake Mines, the Alumbrera Mine, the San Dimas Mines, the San Martin Mine, the Nukay Mine, the Los Filos Project, the Peak Mine, the Amapari Mine, the El Limón Project, the Musselwhite Mine, the Porcupine Mine, the La Coipa Mine and the Pueblo Viejo Project, as of December 31, 2005, except for the Alumbrera Mine, which is reported as of June 30, 2006:
Measured, Indicated and Inferred Resources(1)(15)(16)
(excluding Proved/ Proven and Probable Mineral Reserves)

			Grade			Contained Metal

Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper

			(grams per	(grams per		(ounces)	(ounces)	(pounds)
		(000s)	tonne)	tonne)	(%)	(000s)	(000s)	(000s)
Red Lake Mines(2)(3)	Measured	2,370	11.60	—	—	880	—	—
	Indicated	6,300	9.26	—	—	1,880	—	—

	Measured + Indicated	8,670	9.90	—	—	2,760	—	—

	Inferred	10,140	14.28	—	—	4,650	—	—
Alumbrera Mine(4) (Goldcorp’s 37.5% interest)	Measured	7,500	0.36	—	0.37	90	—	61,000
	Indicated	1,500	0.40	—	0.40	20	—	13,000

	Measured + Indicated	9,000	0.37	—	0.38	110	—	74,000

	Inferred	—	—	—	—	—	—	—
Luismin(5) — San Dimas Mines	Measured	—	—	—	—	—	—	—
	Indicated	—	—	—	—	—	—	—
	Measured + Indicated	—	—	—	—	—	—	—
	Inferred	17,270	3.17	321	—	1,760	178,100	—

			Grade			Contained Metal

Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper

			(grams per	(grams per		(ounces)	(ounces)	(pounds)
		(000s)	tonne)	tonne)	(%)	(000s)	(000s)	(000s)
Luismin(5) — San Martin Mine with San Pedrito	Measured	20	0.73	204	—	0	200	—
	Indicated	200	0.87	234	—	10	1,500	—

	Measured + Indicated	220	0.86	231	—	10	1,700	—

	Inferred	2,870	2.81	111	—	260	10,300	—
Luismin(6) — Nukay Mine	Measured	—	—	—	—	—	—	—
	Indicated	7,170	3.02	—	—	700	—	—

	Measured + Indicated	7,170	3.02	—	—	700	—	—

	Inferred	8,510	4.03	—	—	1,100	—	—
Luismin(7) — Los Filos Project with Bermejal	Measured	3,220	0.78	—	—	80	—	—
	Indicated	12,960	0.68	—	—	280	—	—

	Measured + Indicated	16,180	0.70	—	—	360	—	—

	Inferred	10,920	0.49	—	—	170	—	—
Peak Mine(8)	Measured	810	4.33	—	1.00	110	—	18,000
	Indicated	1,020	5.24	—	1.15	170	—	26,000

	Measured + Indicated	1,820	4.84	—	1.09	280	—	44,000

	Inferred	1,990	10.20	—	0.45	650	—	20,000
Amapari Mine(9)	Measured	1,550	1.50	—	—	80	—	—
	Indicated	1,830	1.73	—	—	100	—	—

	Measured + Indicated	3,380	1.63	—	—	180	—	—

	Inferred	6,130	5.09	—	—	1,000	—	—
El Limón Project(10) (Goldcorp’s 21.2% interest)	Measured	—	—	—	—	—	—	—
	Indicated	—	—	—	—	—	—	—
	Measured + Indicated	—	—	—	—	—	—	—
	Inferred	6,500	3.27	—	—	680	—	—
Musselwhite Mine(11) (Goldcorp’s 68% interest)	Measured	1,280	4.26	—	—	180	—	—
	Indicated	580	6.00	—	—	110	—	—

	Measured + Indicated	1,870	4.80	—	—	290	—	—

	Inferred	3,580	6.52	—	—	750	—	—
Porcupine Mine(12) (Goldcorp’s 51% interest)	Measured	1,120	3.67	—	—	130	—	—
	Indicated	8,580	2.52	—	—	690	—	—

	Measured + Indicated	9,700	2.65	—	—	830	—	—

	Inferred	11,570	2.53	—	—	940	—	—
La Coipa Mine(13) (Goldcorp’s 50% interest)	Measured	6,790	0.88	37	—	190	8,200	—
	Indicated	1,850	0.92	61	—	60	3,600	—

	Measured + Indicated	8,640	0.89	43	—	250	11,800	—

	Inferred	160	0.80	121	—	0	600	—
Pueblo Viejo Project (14) — Gold (Goldcorp’s 40% interest)	Measured	8,720	2.20	—	—	620	—	—
	Indicated	5,030	2.38		—	390	—	—

	Measured + Indicated	13,750	2.27	—	—	1,000	—	—

	Inferred	900	2.72	—	—	80	—	—

			Grade			Contained Metal

Deposit	Category	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper

			(grams per	(grams per		(ounces)	(ounces)	(pounds)
		(000s)	tonne)	tonne)	(%)	(000s)	(000s)	(000s)
Pueblo Viejo Project (14) — Silver (Goldcorp’s 40% interest)	Measured	51,640	—	18	—	—	29,200	—
	Indicated Measured + Indicated	13,990 65,630	— —	13 17	— —	— —	5,900 35,100	— —
	Inferred	900	—	13	—	—	400	—
	Measured					2,360	37,600	79,000
Total	Indicated					4,400	11,000	39,000
	Measured + Indicated					6,750	48,600	118,000
	Inferred					12,060	189,400	20,000

(1)	All Mineral Resources have been calculated in accordance with the CIM Standards or the JORC Code.

(2)	The Mineral Resources for the Red Lake Complex have been estimated by Stephen McGibbon, P.Geo., Red Lake Exploration Manager of Goldcorp, who is a qualified person under NI 43-101 and audited by WGM. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Red Lake Mine, Ontario — Mineral Reserve and Mineral Resource Estimates” in the Goldcorp Renewal Annual Information Form for the year ended December 31, 2005 (in these Notes “Goldcorp AIF”) for further details.

(3)	The Mineral Resources for the Campbell Complex have been estimated by Anthony Stechishen, Senior Resource Geologist, who is a qualified person under NI 43-101. The Mineral Reserves are classified as measured, indicated and inferred and are based on the CIM Standards.

(4)	The Mineral Resources for the Alumbrera Mine have been estimated by Luis Rivera, MAusIMM at Minera Alumbrera Limited who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as measured and indicated, and are based on the JORC Code. See “Description of the Business — Alumbrera Mine, Argentina — Ore Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(5)	The Mineral Resources for the San Dimas Mines and the San Martin Mine set have been estimated by Reynaldo Rivera, MAusIMM at Luismin who is a qualified person under NI 43-101. The Mineral Resources are classified as inferred, and are based on the CIM Standards. See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(6)	The Mineral Resources for the Nukay Mine have been estimated by Reynaldo Rivera, MAusIMM at Luismin and Gary Giroux, P.Eng., at Micon who are each qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Description of the Business — Luismin Mines, Mexico — Mineral Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(7)	The Mineral Resources for the Los Filos Project have been estimated by Andrew F. Ross, M.Sc, P.Geo. of Snowden who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See Snowden’s “Technical Report NI 43-101F1 Los Filos Project, Mexico” dated March 31, 2006 available on www.sedar.com for further details.

(8)	The Mineral Resources for the Peak Mine have been estimated by Rex Berthelsen, MAusIMM at Peak Gold Mines Pty Ltd. who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code. See “Description of the Business — Peak Mine, Australia — Ore Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(9)	The Mineral Resources for the Amapari Mine have been estimated by Rodrigo Mello, MAusIMM at Mineração Pedra Branca do Amapari Ltda. who is a qualified person under NI 43-101 and a competent person under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code. See “Description of the Business — Amapari Project, Brazil — Ore Reserve and Mineral Resource Estimates” in the Goldcorp AIF for further details.

(10)	The Mineral Resources for the El Limón deposits have been estimated by James N. Grey, P.Geo. and Al N. Samis, P.Geo., both at Teck Cominco Ltd. who are each qualified persons under NI 43-101. The Mineral Resources are classified as inferred, and are based on the CIM Standards.

(11)	The Mineral Resources for the Musselwhite Mine have been estimated by Andrew Cheatle, Chief Geologist, who is a qualified person under NI 43-101. The Mineral Reserves are classified as measured, indicated and inferred and are based on the CIM Standards.

(12)	The Mineral Resources for the Porcupine Mine have been estimated by Alastair Still, Technical Services Manager, and Stephen Price, Chief Geologist, who are each qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred and are based on the CIM Standards.

(13)	The Mineral Resources for the La Coipa Mine have been estimated by Andres Guaringa Vasquez, Mine Engineer, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred and are based on the CIM Standards.

(14)	The Mineral Resources for the Pueblo Viejo Project have been estimated by Chris Keech, Senior Geologist/ Geostatistician, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred and are based on the CIM Standards.

(15)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(16)	Numbers may not add up due to rounding.

Recent Developments
SEC Comment Letters on 2005 Form 40-F
      On June 16, 2006, Goldcorp received a comment letter from the SEC concerning the Form 40-F of Goldcorp for the year ended December 31, 2005. On August 4, 2006, Goldcorp filed a response to the initial comment letter of the SEC. On August 24, 2006, Goldcorp received a second comment letter from the SEC and is in the process of responding to the comments in the second comment letter. At this time, Goldcorp is unable to determine whether the SEC comments will cause Goldcorp to amend or restate its historical consolidated financial statements.
Appointment of New Directors and Officers
      Bev Briscoe was elected as a new director to the Goldcorp Board at the annual and special meeting of Goldcorp’s shareholders held on April 19, 2006. In June 2006, Goldcorp announced the appointment of Peter Dey to the Goldcorp Board. Ms. Briscoe has extensive industry experience and was, until recently, President of her own transportation services company, Hiway Refrigeration Ltd. Mr. Dey is an experienced corporate director and is Chairman of Paradigm Capital Inc., an independent investment dealer, and Chairman of Addax Petroleum Corporation. He has significant directorship experience.
      Effective April 19, 2006, Lindsay Hall was appointed as Chief Financial Officer of Goldcorp to replace Peter Barnes, and effective May 12, 2006 in connection with the acquisition of Placer Dome (CLA) Limited (“Placer CLA”), Steve Reid was appointed as Executive Vice President, Canada and USA of Goldcorp.
Warrant Transaction
      In June 2006, Goldcorp received proceeds of more than $450 million upon the early exercise of five series of listed common share purchase warrants. These proceeds were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer CLA.
Barrick-Placer Dome Transaction
      On May 12, 2006, Goldcorp acquired all of the issued and outstanding shares of Placer CLA from Barrick Gold Corporation (“Barrick”) for a purchase price of approximately $1.6 billion. The assets acquired by Goldcorp included a 100% interest in the Campbell Complex, a 50% interest in the La Coipa Mine, a 40% interest in the Pueblo Viejo Project, a 51% interest in the Porcupine Mine and a 68% interest in the Musselwhite Mine. Goldcorp used a portion of its current cash balances and existing credit facilities to fund the acquisition.
      Goldcorp is in the process of integrating the Campbell Complex and the Red Lake Complex, which are adjacent operations in northern Ontario, Canada, into a single operation.
      See “Pueblo Viejo Project” below for further details on the Pueblo Viejo Project and “Red Lake Mines” below for further details on the Red Lake Complex and the Campbell Complex.
      The Musselwhite Mine, located in northwestern Ontario, is principally an underground gold mine and associated processing plant. Goldcorp is the operator of the mine. Kinross Gold Corporation (“Kinross”) holds a 32% interest in Musselwhite. In 2005, Placer Dome’s share of production at Musselwhite totaled approximately 170,436 ounces of gold.
      The Porcupine joint venture was formed in 2002 to combine the assets of Placer Dome and Kinross in Timmins in northeastern Ontario. Goldcorp holds a 51% interest in the Porcupine Mine with Kinross holding the remaining 49% interest. The Porcupine Mine assets include the Dome open pit mine and mill, the Hoyle Pond mine, Bell Creek mill, Pamour open pit mine and a large land package in the Timmins camp. In 2005, all ore was processed through the Dome mill for total gold production of 374,355 ounces. Ore production from the Porcupine Mine came from the Dome open pit and stockpile, the Pamour open pit and stockpiles and the Hoyle Pond underground operation.
      The La Coipa Mine is located in northern Chile, approximately 1,000 kilometres north of Santiago. Compañia Minera Mantos de Oro, a Chilean company, operates the mine which consists of a series of open pits containing low grade gold and silver ore and a processing facility. Goldcorp and Kinross each hold a 50% interest in the La Coipa Mine. In 2005, mine production at La Coipa was 168,293 ounces of gold and 5,094,583 ounces of silver.

Acquisition of Éléonore Gold Project
      On March 31, 2006, Goldcorp acquired the Éléonore gold project in the James Bay region of Québec from Virginia Gold Mines Inc. pursuant to a plan of arrangement. Goldcorp is continuing aggressive exploration and development on the Éléonore property, with resource and scoping studies being initiated throughout 2006. Since its discovery in 2004, 212 drill holes were completed on the property. More than 70% of these holes reported assays greater than 10 grams of gold per tonne and the principal Roberto deposit remains open both along strike and depth.
Amendment to the Silver Purchase Agreement
      On February 13, 2006, Goldcorp and Silver Wheaton announced that they had agreed to amend their existing silver purchase agreement in connection with an increase in Goldcorp’s investment in exploration and development at its San Dimas mine in Mexico in order to increase ore production (gold and silver) at the mine by approximately 35% by 2009.
      Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007). Further, Luismin is required to deliver a minimum of 120 million ounces of silver over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.
      On March 30, 2006, Goldcorp and Silver Wheaton amended the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, representing approximately 9.8% of the then outstanding shares of Silver Wheaton, and a $20 million one year non-interest bearing promissory note, increasing Goldcorp’s ownership to approximately 62% (subsequently reduced to 57% as a result of Silver Wheaton’s equity financing completed on April 20, 2006), or 126 million common shares of Silver Wheaton.
Silver Wheaton-Glencore Transaction
      On March 24, 2006, Silver Wheaton completed an agreement to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG (“Glencore”), equivalent to the production from Glencore’s Yauliyacu mining operations in Peru. Silver Wheaton paid an upfront payment of $285 million, comprised of $245 million in cash and $40 million of debt to Glencore (the debt has since been repaid), and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years).
      Yauliyacu is a silver-lead-zinc mine located in central Peru which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract. If that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.
      During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine currently owned by Glencore. In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.
Los Filos Feasibility Study
      On April 20, 2006, Goldcorp announced the completion of an updated feasibility study on the Los Filos Project. A technical report for the Los Filos Project was originally completed in 2005. A revised technical report based on a new feasibility report dated March 31, 2006 was prepared by Snowden. The updated study expands the original feasibility study to include the adjacent and subsequently acquired Bermejal deposit.
      Construction of the Los Filos Project is well-advanced and expected to be completed by the end of 2006 with commercial production planned to start in the second quarter of 2007. Commercial production for 2007 is expected to be 200,000 ounces of gold, increasing to 350,000 ounces in 2008.
      The Los Filos Project will be developed as a twin open pit-heap leach operation, with two different methods of ore processing. Higher-grade ore from within the Los Filos deposit will be crushed to 19 millimetres and agglomerated before being conveyor stacked and heap leached. Lower-grade ore from Los Filos and El Bermejal deposits will be hauled from the open pit directly to the leach pad to be bulk heap leached. The recovered solution will be treated to produce a final gold doré product on site.
      Extensive metallurgical testing has been completed indicating average recovery of 72% with crush/leach ore and 59% for direct dumped ore. Over 37% or 1.05 million ounces of recovered gold will come from the crush/leach ore.
      Exploration drilling is continuing on pit extensions and in particular high grade ore areas. The skarn peripherals have returned encouraging drill intersections that can be economically serviced from underground and possibly open pit. The strategic aim of the project is to continue developing further ore volume and higher grade ore from Los Filos, El Bermejal, and the neighbouring Nukay district that will justify a new conventional milling operation in parallel with the heap leaching operation.
      Production and economic statistics for the life of mine are summarized as follows:

•	Life of Mine Ore Production	203 million tonnes
•	Crushing Plant Throughput	4 million tonnes/year
•	Run of Mine Leach Rate	20 million tonnes/year
•	Mining Strip Ratio	1.5 to 1
•	Crush/ Leach Ore Grade	1.50 grams gold/tonne
•	Run of Mine Leach Ore Grade	0.55 grams gold/tonne
•	Total Mine Grade	0.69 grams gold/tonne
•	Average Heap Leach Recoveries
	• Crush Leach	72%
	• Run of Mine Leach	59%
•	Average Annual Gold Production	315,000 ounces/year
•	Total Gold Production	2.84 million ounces
•	Capital Cost	$187 million
•	Pre-Production Capital	$45 million
•	Cash Operating Cost	$250/ounce of gold
Pueblo Viejo Project
      The following description of the Pueblo Viejo Project has largely been summarized from the Pueblo Viejo technical report (the “Pueblo Viejo Technical Report”) entitled “Pueblo Viejo Project, Province of Sanchez Ramirez, Dominican Republic, 43-101 Technical Report and Qualified Person’s Review” dated October 26, 2005, which was prepared for Placer Dome by the following qualified persons at AMEC: Susan F. Lomas, P.Geo., Lynton S. Gormely, Ph.D, P.Eng., Ted Eggleston, Ph.D., P.Geo., and Tracy E. Barnes, P.E. which has since been re-addressed to Goldcorp. Readers should consult the Pueblo Viejo Technical Report to obtain further particulars regarding the Pueblo Viejo Project which is available for review on the SEDAR website located at www.sedar.com under Goldcorp’s profile.
Property Description and Location
      Pueblo Viejo is located in the central part of the Dominican Republic on the Caribbean island of Hispanola in the province of Sanchez Ramirez and covers an area of 3,200 hectares. The project is 15 kilometres west of the provincial capital of Cotui and approximately 95 kilometres northwest of the national capital of Santo Domingo. The main port facility in the Dominican Republic is Haina in Santo Domingo. Other port facilities are located at Puerto Plata, Boca Chica, and San Pedro de Macoris. Access to Pueblo Viejo from Santo Domingo is by a four-lane paved highway, which is the main access road between Santo Domingo and the second largest city, Santiago. This highway connects to a single-lane secondary highway, which passes through Piedra Blanca. Pueblo Viejo is 22 kilometres from Piedra Blanca.
      In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo sulphide deposits. On July 2, 2001, Placer Dome Dominicana Corporation (“PDDC”) won the bid, and the parties signed a Letter of Intent on August 4, 2001. The effective date of the Special Lease Agreement (the “SLA”) for Pueblo Viejo is July 29, 2003. The SLA contains the following terms:

•	The SLA will extend for 25 years following notice by PDDC to the Dominican Republic that PDDC has determined to develop a mine at Pueblo Viejo, with one extension at the mutual agreement of the parties, allowing a possible term of 75 years;

•	PDDC may exploit the Los Quernados Limestone Deposit and all other limestone deposits within Pueblo Viejo at no additional charge;

•	The Dominican Republic will acquire and lease to PDDC the lands and mineral rights necessary for permanent disposal of tailings and waste;

•	The Dominican Republic will mitigate all historical environmental matters, except those conditions within areas designated for development by PDDC;

•	The Dominican Republic will relocate at its sole cost and in accordance with World Bank standards those persons dwelling in the Los Cacaos area;

•	The Dominican Republic State will provide a permanent reliable water source necessary to conduct the operations at no extra charge to PDDC; and

•	PDDC will make net royalty payments to the Dominican State of 3.2% of net receipts of sales, make a net profits interest payment (with a rate that varies with the price of gold) after PDDC has recaptured its initial and ongoing investments and pay income tax under a stabilized tax regime.
      PDDC commissioned a number of consultants to collect background baseline information on the existing biophysical and human environments from 2002 through 2004. Key findings indicated significant historical environmental impact, particularly with respect to acid rock drainage and metals leaching, which has degraded water quality in the Arroyo Margajita in particular and in the Rio Maguaca to a lesser extent. Water management infrastructure was found to be in poor condition and contributing to aquatic impacts. There were large amounts of hazardous wastes on the mine site which remain. Pit walls, waste rock dumps, and stockpiles continue to erode, depositing sediments behind dams and water control structures. Stability of the Mejita and Las Lagunas dams was identified as a key issue. Under the concession agreement signed between PDDC and the Dominican Republic government, existing liabilities are the responsibility of the Dominican Republic government. AMEC considers PDDC’s assessment of risks, liabilities, and costs associated with construction and operation of the Pueblo Viejo mine to have been conducted thoroughly. While more work remains, the information assembled to date represents a sound basis for further study. Environmental risks and liabilities centre on possible dam failure of the two existing dams which are government responsibilities.
History
      Pueblo Viejo has a long history of exploration, development and production. Pueblo Viejo was discovered by the Dominican Republic government in 1950 during a regional geological mapping program. Small-scale production was unsuccessfully attempted in subsequent years. Rosario Resources Corporation (“Rosario”) optioned the property in 1969 and produced oxide ore from open pits from 1975 until 1991. Starting in 1986, Rosario examined options for treating refractory mineralization as oxide reserves diminished. Rosario rejected the available options as not being environmentally feasible and instead built a CIL plant and new tailings facilities to process transitional oxide-sulphide ores. Production continued at reduced rates until 1999.
      In its 24 years in production, Pueblo Viejo produced a total of 5.3 million ounces of gold and 24.4 million ounces of silver. Starting in 1996, Rosario and the Dominican Republic invited bidders to participate in development of sulphide mineralization. GENEL JV (“GENEL”), Mount Isa Mines (“MIM”) and Newmont Mining Corporation each carried out technical work, including drilling, resource estimation metallurgy and economic assessments, in preparation of bids, but none concluded an agreement with the government.
      Placer Dome carried out additional studies beginning in 2002 which resulted in an internal feasibility study in 2005. Work included 3,039 metres of core drilling in 18 holes during 2002 and 15,424 metres of core drilling in 111 holes during 2004, revision of resource estimates, new mine designs and reserve estimates, metallurgy and process studies, capital and operating costs estimates and financial analyses. Placer Dome announced in September 2005 that it would develop the Pueblo Viejo project.
Geological Setting and Mineralization
      Mineralization at Pueblo Viejo occurs within the Lower Cretaceous Los Ranches Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic. The Pueblo Viejo portion of the Los Ranches Formation, the most important ore host, fills a restricted sedimentary basin measuring approximately three kilometres north-south by two kilometres east-west. Formation of the basin is interpreted to be either rift derived or a maar-diatreme complex that cut through lower members of the Los Ranchos Formation.
      The Moore deposit is located at the eastern margin of the Pueblo Viejo Member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastic rocks.
      The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows.
      The Moore and Monte Negro deposits are the largest of several high sulphidation gold deposits in the district. Mineralized structures at Pueblo Viejo are both sub-horizontal and sub-vertical. The deposits occupy funnel-shaped envelopes of advanced argillic alteration characterized by the presence of silica, pyrophyllite, pyrite, kaolinite, and alunite. Gold primarily occurs as solid solution and colloidal-sized microinclusions within the crystal structure of pyrite and less commonly as micron-sized grains of native gold, electrum, sylvanite, and aurostibite.
Drilling and Verification of Data
      Drilling campaigns have been conducted by most of the participating companies in the project over the years, including Rosario, GENEL, MIM, and PDDC. Resource estimates are supported with results from 573 reverse circulation and core drill holes (349 drill holes for Moore deposit, 224 drill holes for Monte Negro deposit) totalling 80,261 metres.
      Approximately 65% of the drill holes used in the 2005 PDDC resource estimate were drilled vertically, with the remainder being inclined to intercept both vertical and subhorizontal structures.
      Rosario employed core, reverse circulation, and rotary percussion drilling methods during its exploration and development phases. Logged information was recorded on paper and later manually entered into an electronic database. AMEC verified 2.5% of the data generated by this program against original documents that could be recovered. Remaining holes were validated using nearest-pair comparisons with PDDC drill holes. PDDC paired assays from PDDC and GENEL drilling with assays from Rosario drilling using different search radii and then prepared QQ plots to show assay grade distributions for each. A nearest-pair analysis was necessary because most Rosario holes are vertical and nearly all GENEL, MIM and PDDC holes are inclined. Rosario drilling is generally reliable but represents a risk to the project where projected high-grade material may be lower than anticipated. Core recovery for Rosario drilling was poor, being about 50% in areas of mineralization and silicification. This resulted in globally offsetting positive and negative biases but these biases may vary significantly by recovery class. Loss of fines in sampling negatively affected zinc values.
      In 1996, GENEL drilled 20 holes at the Pueblo Viejo project site, 11 in the Moore deposit and nine in the Monte Negro deposit. All holes were drilled at an angle. AMEC verified the data generated by this program against original documents.
      In late 1996 and into 1997, MIM drilled 31 holes, 15 at the Moore deposit and 16 at the Monte Negro deposit. Five holes were vertical and 26 were drilled at an angle. Original records are not available for this drilling campaign, therefore these holes were demonstrated to be reliable by comparing them to PDDC and GENEL holes in a nearest-pair analysis and inspections of sections with PDDC and GENEL drill holes.
      PDDC completed 3,039 metres of diamond drilling in 18 holes during the months of October and November 2002 and 15,424 metres in 111 drill holes in 2004. All but one of these holes were angle holes. This drill program largely confirmed the location and tenor of mineralization at Pueblo Viejo. Fluor Corporation undertook a study of twinned drill holes as part of its 1986 feasibility study. The results showed some differences between some of the drill holes. Fluor Corporation’s comments about the twin holes results state that the analysis of gold, silver, zinc, carbon and sulphur assays showed no significant overall bias except for carbon and zinc. Carbon assays were consistently lower by 7% and zinc assays lower on average by 36% than in the original hole. PDDC reviewed 20 twinned and closely spaced drill holes and compared the gold grades. The results of this analysis show good agreement between different drilling methods — rotary, reverse circulation, and core — when the holes are closely spaced.
Sampling Method and Approach
      Information about sampling strategies used by the Rosario, GENEL, and MIM companies is not available. Rosario samples were prepared and assayed by Rosario personnel at the mine site laboratory. AMEC does not know where the

GENEL and MIM samples were processed and assayed, but previous reviewers for this project have stated that the samples were processed at the mine site lab.
      PDDC core logging and splitting met industry standard practices for this type of deposit and was performed by PDDC personnel. Sample splits were sent to a commercial laboratory with the remaining half retained for reference.
Sample Preparation, Analyses and Security
      Minimal assay QA/QC procedures were practiced in Rosario drilling, which was common for this period. PDDC validated historical drilling by Rosario by performing nearest-pair twin analyses with PDDC core holes, by comparing resource estimates with and without PDDC holes and by performing conditional simulation studies.
      QA/QC procedures have varied significantly during the history of work at Pueblo Viejo. The Rosario work consisted of two batches of check assays sent to a second laboratory, which AMEC considers substandard. GENEL QA/QC involved insertion of standard samples and analysis of pulp duplicate samples and is considered by AMEC to be adequate. MIM sample data lack any QA/QC validation. MIM holes were validated by comparing these to nearby PDDC and GENEL holes.
      QA/QC by PDDC relied on two standards and check assaying and is substandard relative to current industry practices, but is generally acceptable to AMEC. No duplicate samples were analyzed, and the check analysis program included no certified reference materials or blank samples. AMEC recommends that, in addition to check assaying, future QA/QC programs include field duplicate samples, crusher duplicate samples, pulp duplicate samples, blind duplicate samples, standard samples, and blank samples.
Mineral Processing and Metallurgical Testing
      Gold recoveries predicted from testing prior to PDDC’s involvement were in the range of 80% to 84%. Each of the concepts that were capable of yielding gold recovery in this range involved expensive destruction of the sulphide minerals, either by roasting or oxidative leaching, while rejecting 16% to 20% of the gold.
      After investigating a number of alternatives, PDDC has selected a fairly straightforward process based on pressure oxidation of the whole ore followed by carbon-in-leach cyanidation for recovery of the gold and silver. Autoclaving of the whole ore entails greater capital and operating costs than treating a concentrate, but the increment in operating cost is limited because of its dependence more on sulphur throughput rather than tonnage throughput. The increment in gold recovery with whole ore pressure oxidation is significant: gold recoveries are projected to vary with ore type from 88.7% to 94%. These projections are supported by an extensive test program completed at SGS Lakefield Research Limited in Peterborough, including a 10-day continuous autoclave and cyanidation pilot-plant campaign, which reported 93.7% overall extraction.
      The extent of testing and pilot plant operation that underpins the feasibility study is appropriate for this level of project evaluation. The extent of investigation into metallurgical variability and the level of testing undertaken give AMEC a high level of confidence that the predicted recoveries for the various ore types will be very close to what would be experienced if the selected flowsheet were constructed.
Mineral Reserve and Resource Estimates
      The following tables set forth the estimated Mineral Reserves and Mineral Resources for Goldcorp’s 40% interest in the Pueblo Viejo Project, as of December 31, 2005:
Proven and Probable Mineral Reserves(1)(2)

Category	Tonnes	Gold Grade	Contained Gold

	(000s)	(grams per tonne)	(000s ounces)
Proven	38,360	3.28	4,050
Probable	13,520	3.04	1,320
Proven and Probable	51,880	3.22	5,370

(1)	The Mineral Reserves for the Pueblo Viejo Project have been estimated by Peter Nahan, Senior Evaluation Engineer, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards. Mineral Reserves are contained within an open pit design using a life-of-mine average cut-off grade of 1.7 grams per tonne and a gold price of $375 per ounce. Mineral Reserves within this pit are tabulated as blocks with a positive value at a $400 per ounce gold price.

(2)	Numbers may not add up due to rounding.

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)
(excluding Proven and Probable Mineral Reserves)

		Gold	Contained
Category	Tonnes	Grade	Gold

		(grams per	(000s
Gold	(000s)	tonne)	ounces)
Measured	8,720	2.20	620
Indicated	5,030	2.38	390
Measured and Indicated	13,750	2.27	1,000
Inferred	900	2.72	80

		Silver	Contained
	Tonnes	Grade	Silver

		(grams per	(000s
Silver	(000s)	tonne)	ounces)
Measured	51,640	18	29,200
Indicated	13,990	13	5,900
Measured and Indicated	65,630	17	35,100
Inferred	900	13	400

(1)	The Mineral Resources for the Pueblo Viejo Project have been estimated by Chris Keech, Senior Geologist / Geostatistician, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred and are based on the CIM Standards. Mineral Resources are contained within a pit design using an average cut-off grade of 1.5 grams per tonne and a gold price of $450 per ounce.

(2)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(3)	Numbers may not add up due to rounding.
Mining Operations
      Gold ore will be mined by conventional open pit methods from two pits. Total mine life is anticipated to be 20 years. In the initial six years of operation, the mine is expected to produce an average of 800,000 ounces of gold per year. The ore is refractory and will be treated at a rate of 15,000 tonnes per day by whole ore pressure oxidation, followed by CIL cyanide leach.
      Placer Dome Technical Services (“PDTS”) has completed a number of studies investigating the Pueblo Viejo Project, including a feasibility study concluded in July 2005. These investigations have evaluated various throughput options and mining cutoff grade strategies. PDTS has shown that modestly positive economics can be achieved for the project. PDTS has shown that for a positive outcome for the project to achieved, the following are necessary:

•	A minimum throughput rate of 15,000 tonnes per day must be achieved.

•	An aggressive cutoff grade strategy must be implemented to process the highest grade ore early in the mine life with lower grade ore stockpiled for processing later in the mine life. PDTS has demonstrated that this should be achievable.

•	Proper blending of the ore will be necessary to maximize the utilization of the process facility and achieve required gold production. PDTS has demonstrated that the blending should be achievable.
      The envisioned mining operations consists of mining from two open pits: Moore and Monte Negro; and from three limestone quarries: Plant, Las Lagunas, and Los Quemados. The mines will follow a conventional drill-blast-load-haul mining sequence. Mining operations (equipment and manpower) will be interchangeable between the mines and quarries. The ore from the mines will be hauled to a crusher near the plant site or to the low-grade stockpile. The waste from the mines will be hauled to the El Llagal tailings facility. It is anticipated that all of the waste mined will be acid generating. Therefore, all of the potential acid drainage will be contained within the tailings facility. The limestone will be mined and used as road construction material, rock for the construction of the El Llagal tailings dam, and for processing and water management operations. The process will require high quality limestone for the production of lime.
      The ore reserve was developed using only the measured and indicated portion of the resource model. Mining limits, mine and quarry production schedules, mine operating costs, mining equipment requirements, mining capital, and mine sustaining costs were developed by PDTS based on first principles and experience with their other operating properties. The mine production schedule uses a staged mine development. The high-grade ore will be processed immediately as it is mined while the low-grade ore will be stockpiled and processed after the mine is exhausted. Gold cutoff grades vary by mining stage and were selected to optimize gold production given the ore tonnage and sulphur constraints in the plant. AMEC has reviewed the mine designs and mine plans. AMEC believes that the designs and plans are suitable and generally achievable as planned.
Red Lake Mines
Overview
      In May 2006, Goldcorp acquired Placer Dome’s Canadian operations, which included the Campbell Complex. The Red Lake Mines now consist of two operating complexes: the Red Lake Complex and the Campbell Complex, both located in the Municipality of Red Lake in northwestern Ontario, 175 kilometres north of the Trans Canada Highway. The Red Lake Complex is Canada’s largest gold mine, producing more than 600,000 ounces a year. It is also one of the world’s highest grade and lowest cost gold mines. The Campbell Complex has been in continuous operations since 1949, producing over 11 million ounces of gold and produces approximately 200,000 ounces per year.
      Following the discovery of a high grade ore zone and subsequent expansion of mine facilities, the Red Lake Complex was revitalized and achieved full production in January 2001. Mining is carried out using underground cut and fill techniques allowing maximum ore extraction and minimal dilution. The high grade, narrow vein system is being mined at the rate of 635 tonnes per day with an average grade of over 68 grams per tonne. The high grade mineralization and complex geometry of the ore body require operating under unique circumstances. Various mining cut and fill methods are currently in use.
      The implementation of innovative mining techniques, as well as improvements and refinements to other areas of the operation, has been key to the success of the Red Lake Complex over the last four years. Goldcorp has implemented the use of new virtual reality technology for mine design and planning purposes, and has recently built a state-of-the-art virtual reality studio on-site. Goldcorp is also building a new 1,950 metre deep shaft, expected to be ready in 2007, which will increase hoisting capacity, reduce time to access the workplaces and provide significant cost savings.
      In December 2005, Placer Dome announced that exploration drilling confirmed the extension of Goldcorp’s Red Lake property High Grade Zone (“HGZ”) onto the Campbell Complex property. Targeted drilling intersected the HGZ and a secondary wedge hole targeting the Hanging Wall 5 zone, the most prolific mineralized zone within the HGZ, is in progress.
Mineral Reserve and Mineral Resource Estimates
      The following tables set forth the estimated Mineral Reserves and Mineral Resources for the Red Lake Mines, as of December 31, 2005:
Proven and Probable Mineral Reserves(1)(2)(3)

Category	Tonnes	Gold Grade	Contained Gold

	(000s)	(grams per tonne)	(000s ounces)
Proven	2,150	34.13	2,360
Probable	6,190	20.15	4,010

Proven + Probable	8,340	23.75	6,370

(1)	The Mineral Reserves for the Red Lake Complex have been estimated by Stephen McGibbon, P. Geo., Red Lake Exploration Manager of Goldcorp, who is a qualified person under NI 43-101, and audited by WGM. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards. Cut-off grade of 0.4 ounces of gold per ton (12.88 grams of gold per tonne) over a minimum mining width of 4 to 6 feet; values are calculated at a price of $400 per ounce of gold.

(2)	The Mineral Reserves for the Campbell Complex have been estimated by Stephane Blais, Chief Engineer, who is a qualified person under NI 43-101. The Mineral Reserves are classified as proven and probable and are based on the CIM Standards. Cut-off grade of 0.25 ounces of gold per ton (8.05 grams of gold per tonne) over a minimum mining width of 10 feet; calculated at a price of $400 per ounce of gold.

(3)	Numbers may not add up due to rounding.

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4)
(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Gold Grade	Contained Gold

		(grams per	(000s ounces)
	(000s)	tonne)
Measured	2,370	11.60	880
Indicated	6,300	9.26	1,880

Measured + Indicated	8,670	9.90	2,760
Inferred	10,140	14.28	4,650

(1)	The Mineral Resources for the Red Lake Complex have been estimated by Stephen McGibbon, P. Geo., Red Lake Exploration Manager of Goldcorp, who is a qualified person under NI 43-101, and audited by WGM. The Mineral Resources are classified as measured, indicated and inferred and are based on the CIM Standards. Cut-off grade of 0.4 ounces of gold per ton (12.88 grams of gold per tonne), and are based on a gold price of $450 per ounce.

(2)	The Mineral Resources for the Campbell Complex have been estimated by Anthony Stechishen, Senior Resource Geologist, a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred and are based on the CIM Standards. Cut-off grade of 0.1 ounces of gold per ton (3.22 grams of gold per tonne), and are based on a gold price of $450 per ounce.

(3)	Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability.

(4)	Numbers may not add up due to rounding.
     Mineral Reserves and Mineral Resources at the Red Lake Complex are calculated with cut-off grades by geologists using polygonal long sections and spreadsheet based mine schedule simulation, whereas, at the Campbell Complex they are calculated by an engineering group that builds a physical 3-D mine plan around the block model using a planning scheduler in space and time.
Production Figures, Cash Costs and Production Costs
      The following table sets forth the production figures, cash costs and total production costs for each of the Red Lake Complex and the Campbell Complex for each of the years ended 2005, 2004 and 2003:

	Year Ended	Production	Cash Cost(1)	Production Cost(1)
Complex	December 31	(ounces)	($)	($)

Red Lake	2005	616,414	93	131
	2004	551,866	92	128
	2003	532,038	80	111
Campbell	2005	209,200	312	357
	2004	209,045	276	344
	2003	197,114	202	264

(1)	Goldcorp reports total cash costs and production costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-Canadian GAAP financial measure. Goldcorp follows the recommendations of the Gold Institute Standard. Goldcorp believes that, in addition to conventional measures prepared in accordance with Canadian GAAP, certain investors use this information to evaluate Goldcorp’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Placer Dome reported total cash costs and production costs on a production basis consistent with the Gold Institute Standard.
Mining Operations
      The Campbell Complex uses 70% to 80% longhole stoping mining methods, resulting in dilution ranging from 100% to 200%. Mining costs at the Campbell Complex are approximately $50 per ton ($55.10 per tonne), but extensive capital development is required to set-up the longhole mining complex.
      On the other hand, the Red Lake Complex uses predominantly underhand cut and fill mining methods. Mining costs at the Red Lake Complex are $65 to $70 per ton ($71.63 to $77.14 per tonne) with a tighter control on the dilution, estimated at an average of 43%.
      Completion of the No. 3 Shaft at the Red Lake Complex and the mill upgrade project is expected to be completed by the end of 2007 at a total capital cost of approximately Cdn.$247 million, providing incremental hoisting capacity of 6,000 tons per day and milling upgrade to approximately 1,250 tons per day.
      The inter-mine connection between the Red Lake Complex’s 34 level and the Campbell Complex’s 36 level was completed in the summer of 2006, allowing the transfer of the Red Lake Complex’s upper mine longhole ore across to

Campbell’s Reid Shaft loading pocket to be hoisted to surface. Campbell’s Reid Shaft has spare hoisting capacity, and the moderately lower grade Red Lake muck at 0.5 to 0.8 ounces of gold per ton would not displace the higher grade ore hoisted up the Red Lake system which currently operates at full capacity at a much higher head grade.
Processing
      The Campbell Complex processing costs are roughly $23 per ton ($25.35 per tonne), including gravity recovered gold in Knelson Concentrators and cyanide leach CIP, electro-winning and pressure oxidation autoclave recovery techniques for sulfide-rich slurries at a permitted capacity of 1,850 tons per day, but currently operating well under this capacity at approximately 1,450 tons per day, with head grade of approximately 0.35 ounces of gold per ton and recoveries of 96%.
      The Red Lake Complex is operating at 775 tons per day at a processing cost of $35 per ton ($38.57 per tonne), head grade of about 2 ounces of gold per ton, and recoveries of 95% to 96%, with a permitted capacity of 850 tons per day with conventional gravity recoverable gold and cyanide leach CIP methods.
Environmental
      The Red Lake Mines are in compliance in all material respects with applicable provincial and federal environmental requirements. The Red Lake Complex has tailings management facilities consisting of a primary treatment pond, a secondary treatment pond and Balmer Lake, which, since the 1940s, has been used as a tertiary polishing pond by the Red Lake Complex as well as the Campbell Complex. Both the Red Lake Complex and the Campbell Complex have shared a common effluent discharge point, known as “L2”, to Balmer Creek which is downstream from Balmer Lake. The discharge point has been regulated under a Ministry of the Environment (Ontario) Certificate of Approval.
      With the mine production expansion plans in the near future, planning has begun for an additional water treatment area which will incorporate sound mine waste management practices, as well as a new effluent treatment facility.
      The current tailings management system utilises two separate tailings management areas, the Red Lake Complex facility currently has capacity until 2010 (including allowance for the process expansion), while the Campbell Complex facility currently has capacity until 2015. These capacities have been achieved through numerous incremental raises in the past. For an expenditure of approximately $5 million, it is expected that capacity for the combined operation for 20 years can be achieved.
Integration of Red Lake and Campbell Complexes
      Goldcorp believes that the integration of the Red Lake and Campbell Complexes will significantly increase the life of mine (see (a) below) based on the blending of footwall sulphide ores with the HGZ, the improved economies of scale achieved through continued optimization of current and planned infrastructure, and the combined exploration potential of the two operations.
      The integration of the Red Lake and Campbell Complexes has progressed and is showing positive results. Under one combined management team comprised of employees of both operations, the two operations have been joined by road, telecommunication and computer links. Operating systems have been standardized and policies and procedures are being integrated using best practices from each operation. Any costs associated with these activities have not been significant and are already accounted for within regularly reported operating costs.
      Some synergies have already been recognized with a reduction of approximately $10 million per year through a reduction of about 100 personnel following the integration. The first underground connection between the two mining operations has been established with the Red Lake Complex ore being transferred across to the Campbell Complex to take advantage of the spare capacity which was available in Campbell’s Reid Shaft and in the Campbell Complex processing facility. This is expected to add up to 450 tons per day in output while allowing additional focus on the development activities surrounding the new No. 3 Shaft which is nearing its target depth.
      Numerous new exploration targets have become available as a result of the integration of the geologic models from the two mines and from the abolition of the internal property boundary. The connection of the underground workings at an early stage has provided staging points for early exploration of these areas. Advanced interpretation of the overall ore body situation is being pursued aggressively to generate more exploration targets. Current high priority exploration targets include the following: (i) the HGZ and associated footwall sulphides, (ii) the Deep Campbell zone,

(iii) the numerous ‘Party Wall’ (or internal property boundary) opportunities, (iv) the Upper Red Lake Sulphides, and (v) surface, bulk mining opportunities.
      It is expected that numerous on-going operating synergies will continue to be recognized as operating practices continue to be optimized, items purchased are made common and the integrated skills of the combined workforce are applied. In the primary areas of the operation, the following effects are anticipated:

(a)	Mineral Reserves and Mineral Resources: From a current Mineral Reserves and Mineral Resources position of 6.37 million ounces of gold and 2.76 million ounces of gold, respectively, these numbers are expected to grow as the new target areas are investigated and exploration development is established to provide drilling platforms to target those areas. Note that no drilling has been carried out on the HGZ since the Wheaton merger in April 2005 when focus was placed on supporting the new shaft development.

The HGZ is currently being developed at a depth of 5,960 feet (41 level), Mineral Reserves on the zone are calculated to 6,800 feet (47 level) and the zone was intersected (in December 2005) at a depth of 8,300 feet (57 level).

(b)	Production: It is expected that annual gold production will be increased to around one million ounces of gold over the next few years as the benefits of increased capacities (hoisting and processing) are recognized and the added flexibility of the priority on development is realized.

(c)	Cash and Operating Costs: Cash costs(1) should range between $140 and $170 per ounce. Milling costs of approximately $27 per ton ($29.75 per tonne) and mining costs less than $65 per ton ($71.63 per tonne) are anticipated.

(d)	Capital Expenditure: A one-off expenditure of approximately $60 million is expected during 2007 to complete the expansion project. In addition, over the next several years, approximately $20 million per year is expected to provide an increase in the amount of mining development work, ahead of mining and exploration activities. Routine sustaining capital is projected at approximately $10 million annually and the exploration budget is expected to remain at approximately $20 million per year.
Integration Costs
      Extraordinary costs associated with the integration have not been significant and are not expected to be in the future. Costs in this area primarily relate to items such as training, software integration, computer networking, standardization and alignment of personnel benefits and an internal road to connect the two complexes.
      For further information on the Red Lake Complex, see “Description of the Business — Red Lake Mine, Ontario” in the Goldcorp Annual Information Form for the year ended December 31, 2005 which can be accessed on SEDAR under Goldcorp’s profile. For further information on the Campbell Complex, see Placer Dome’s press release dated February 20, 2006 announcing Placer Dome’s 2005 fourth quarter results which can be accessed on SEDAR under Placer Dome’s profile. Goldcorp and Glamis are obtaining appropriate exemptive relief from the relevant securities regulatory authorities with respect to the requirement to file a current technical report for the Red Lake Mines, provided that Goldcorp files a report within 45 days after the date this Circular is filed on SEDAR.
Description of Share Capital
      The authorized share capital of Goldcorp consists of an unlimited number of common shares. As at September 25, 2006, 418,440,849 Goldcorp Shares were issued and outstanding. Holders of Goldcorp Shares are entitled to receive notice of any meetings of shareholders of Goldcorp, to attend and to cast one vote per Goldcorp Share at all such meetings. Holders of Goldcorp Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Goldcorp Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Goldcorp Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Goldcorp’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or wind up of Goldcorp are entitled to receive on a pro-rata basis the net assets of Goldcorp after payments of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of the Goldcorp Shares with respect to dividends or liquidation. The Goldcorp Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

(1)	Goldcorp reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-Canadian GAAP financial measure. Goldcorp follows the recommendations of the Gold Institute standard. Goldcorp believes that, in addition to conventional measures prepared in accordance with Canadian GAAP, certain investors use this information to evaluate Goldcorp’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.
Consolidated Capitalization
      The following table sets forth Goldcorp’s consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of Goldcorp since June 30, 2006, the date of Goldcorp’s most recently filed financial statements, including reflecting consolidated capitalization on an adjusted basis to give effect to the Arrangement. The table should be read in conjunction with the unaudited consolidated financial statements of Goldcorp for the six months ended June 30, 2006, including the notes thereto, contained in Appendix J to this Circular and the Goldcorp management’s discussion and analysis for the six months ended June 30, 2006 incorporated by reference in this Circular, as well as the unaudited pro forma condensed consolidated financial statements of Goldcorp as at June 30, 2006 contained in Appendix B to this Circular.

		As at June 30, 2006
		After Giving Effect to
	As at June 30, 2006	the Arrangement

	($ in thousands)
Long-term debt	$850,000	$930,000
Non-controlling interests	253,900	253,900
Shareholder’s Equity
Capital stock	3,571,200	11,788,000
Cumulative translation adjustment	101,900	101,900
Retained earnings	468,100	468,100

Total Shareholders’ Equity	4,141,200	12,358,000

Total Capitalization	$5,245,100	$13,541,900

Transfer Agent and Registrar
      The transfer agent and registrar for the Goldcorp Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Goldcorp Shares in the United States is Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.
Available Information
      Goldcorp files reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.
      Goldcorp is subject to the reporting requirements of the U.S. Exchange Act, and in accordance therewith files periodic reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements differ from those of the United States. Goldcorp is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by Goldcorp with the SEC may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC’s Public Reference Room located at 1580, 100 F. Street NE, Washington, D.C. 20549 and are available for viewing at the SEC website at www.sec.gov. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov. Such reports and other information concerning Goldcorp may also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, N.Y. 10005.
Trading Price and Volume
      The Goldcorp Shares are listed and posted for trading on the TSX under the symbol “G” and on the NYSE under the symbol “GG”. The following tables sets forth information relating to the trading of the Goldcorp Shares on the TSX and on the NYSE for the months indicated.

TSX

	High	Low
Month	(Cdn.$)	(Cdn.$)	Volume

January 2005	18.14	16.31	27,325,023
February 2005	17.89	16.26	44,929,561
March 2005	18.67	16.51	50,207,206
April 2005	17.48	15.11	27,124,454
May 2005	17.27	15.30	34,264,947
June 2005	19.77	17.04	45,008,935
July 2005	19.93	18.33	24,007,992
August 2005	22.18	19.83	36,720,253
September 2005	24.75	21.81	55,555,015
October 2005	24.73	20.57	59,707,223
November 2005	25.57	22.85	37,314,845
December 2005	26.58	22.45	49,680,845
January 2006	31.99	26.61	54,880,856
February 2006	31.95	26.89	47,111,376
March 2006	35.08	28.79	58,632,908
April 2006	39.25	33.19	42,314,707
May 2006	45.99	32.02	73,513,455
June 2006	34.10	26.75	77,591,719
July 2006	35.66	30.03	46,915,955
August 2006	35.36	30.42	65,471,336
September 2006 (to September 25)	31.89	24.17	100,572,804
      The price of the Goldcorp Shares as reported by the TSX at the close of business on August 30, 2006, the last trading day immediately before the announcement of the Arrangement, was Cdn.$33.77.
      The price of the Goldcorp Shares as reported by the TSX at the close of business on September 25, 2006 was Cdn.$24.61.

NYSE

	High	Low
Month	($)	($)	Volume

January 2005	14.84	12.90	22,422,700
February 2005	14.43	13.11	30,234,900
March 2005	15.51	13.26	28,353,300
April 2005	14.39	12.65	18,116,600
May 2005	13.97	12.04	21,466,100
June 2005	16.09	13.58	25,249,000
July 2005	16.28	15.01	19,840,000
August 2005	18.60	16.24	29,619,100
September 2005	21.06	18.35	44,235,100
October 2005	20.59	17.49	40,005,100
November 2005	21.85	19.22	31,977,700
December 2005	22.78	19.10	40,708,200
January 2006	27.99	23.06	42,393,000
February 2006	27.87	23.29	38,424,900
March 2006	30.24	24.74	57,596,800
April 2006	35.14	28.81	46,474,700
May 2006	41.66	28.40	115,069,200
June 2006	30.97	24.07	89,010,500
July 2006	31.59	26.27	56,117,900
August 2006	31.59	27.45	58,038,700
September 2006 (to September 25)	28.80	21.64	66,231,200
      The price of the Goldcorp Shares as reported by the NYSE at the close of business on August 30, 2006, the last trading day immediately before the announcement of the Arrangement, was $30.47.
      The price of the Goldcorp Shares as reported by the NYSE at the close of business on September 25, 2006 was $21.98.
Interest of Experts
      The following individuals are the qualified persons as defined by NI 43-101 in connection with the Mineral Reserve and Mineral Resource estimates contained in the Renewal Annual Information of Goldcorp Form for the year ended December 31, 2005, which is incorporated by reference in this Circular:

1.	Stephen McGibbon, P.Geo., at the Red Lake Complex is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Red Lake Complex.

2.	Reynaldo Rivera MAusIMM, at Luismin, S.A. de C.V. is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the San Dimas Mines and the San Martin Mine.

3.	Reynaldo Rivera, MAusIMM, at Luismin, S.A. de C.V. and Gary Giroux, P.Eng., at Micon International Limited (“Micon”) are the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates for the Nukay Mine.

4.	James N. Grey, P. Geo., and Al Samis, P.Geo., at Teck Cominco Ltd. are the qualified persons responsible for the Mineral Resource estimate for the El Limón Project.

5.	Luis Rivera, MAusIMM, at Minera Alumbrera Ltd. is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Alumbrera Mine.

6.	Joe Ranford, MAusIMM, at Peak Gold Mines Pty Ltd. is the qualified person responsible for the Mineral Reserve estimate for the Peak Mine.

7.	Rex Berthelsen, MAusIMM, at Peak Gold Mines Pty Ltd. is the qualified person responsible for the Mineral Resource estimate for the Peak Mine.

8.	Rodrigo Mello, MAusIMM, at Mineração Pedra Branca do Amapari Ltda. is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the Amapari Mine.

9.	Randy V.J. Smallwood, P.Eng., at Goldcorp is the qualified person responsible for the Mineral Reserve estimates for the Wharf Mine.

10.	Michael G. Hester, FAusIMM of IMC is the qualified person responsible for the Mineral Reserve estimate for the Los Filos Project.

11.	Andrew F. Ross, M.Sc, P.Geo. of Snowden is the qualified person responsible for the Mineral Resource estimate for the Los Filos Project.

12.	Stephen Blais, Chief Engineer, is the qualified person responsible for the Mineral Reserve estimate for the Campbell Complex.

13.	Anthony Stechishen, Senior Resource Geologist, is the qualified person responsible for the Mineral Resource estimate for the Campbell Complex.

14.	Robert MacDonald, Chief Mine Engineer, is the qualified person responsible for the Mineral Reserve estimate for the Musselwhite Mine.

15.	Andrew Cheatle, Chief Geologist, is the qualified person responsible for the Mineral Resource estimate for the Musselwhite Mine.

16.	Stephen Taylor, Senior Mine Engineer, Peter Andrews, Senior Project Engineer, Jason Floyd, Senior Mine Engineer, and Imola Gotz, Senior Project Engineer, are the qualified persons responsible for the Mineral Reserve estimate for the Porcupine Mine.

17.	Alastair Still, Technical Services Manager, and Stephen Price, Chief Geologist, are the qualified persons responsible for the Mineral Resource estimate for the Porcupine Mine.

18.	Andres Guaringa Vasquez, Mine Engineer, is the qualified person responsible for the Mineral Reserve and Mineral Resource estimates for the La Coipa Mine.

19.	Peter Nahan, Senior Evaluation Engineer, is the qualified person responsible for the Mineral Reserve estimate for the Pueblo Viejo Project.

20.	Chris Keech, Senior Geologist / Geostatistician, is the qualified person responsible for the Mineral Resource estimate for the Pueblo Viejo Project.
      The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Goldcorp’s mineral projects contained in this Circular and in the Renewal Annual Information Form of Goldcorp for the year ended December 31, 2005 has been derived:

1.	Alumbrera Mine and Peak Mine — Harry Burgess, P.Eng., B. Terrence Hennessey, P.Geo., and David T. Wells, C.Eng., all of Micon, prepared a NI 43-101 report for Wheaton River Minerals Ltd. (“Wheaton”) entitled “Technical Report on Mining and Processing Assets of Peak Gold Mines, in New South Wales, Australia and Minera Alumbrera Ltd, in Argentina” dated January 2003.

2.	Luismin Mines — Velasquez Spring, P.Eng., Senior Geologist at WGM, and G. Ross MacFarlane, P.Eng., Senior Associate Operations Engineer at WGM, prepared a NI 43-101 report for Wheaton entitled “An audit of the Mineral Reserves/ Resources Tayoltita, Santa Rita, San Antonio, and San Martin Mines as of December 31, 2004 for Wheaton River Minerals Ltd.” dated March 9, 2005.

3.	Los Filos Project — P. John Barton, B.Sc (Eng), ARSM, MAusIMM, Andrew F. Ross, M.Sc, P. Geo, both of Snowden, Michael G. Hester of IMC, Daniel W. Kappes of Kappes Cassiday & Associates (“Kappes”) and John F. Lupo, Ph.D, P.E. of Golder Associates (“Golder”), prepared a NI 43-101 report for Goldcorp entitled “Technical Report NI 43-101F1 Los Filos Project, Mexico” dated March, 2006.

4.	Amapari Mine — Harry Burgess, P.Eng., D. W. Hooley, BSc(Eng.), and Kenneth A. Grace, P.Eng., all of Micon, prepared a NI 43-101 report for Wheaton entitled “Review of the Amapari Mine Amapa State, Brazil” dated November 2003.

5.	Pueblo Viejo Project — Susan F. Lomas, P.Geo, Lynton S. Gormely, Ph.D., P.Eng, Ted Eggleston, Ph.D., P.Geo, all of AMEC and Tracy E. Barnes, P.E. of Barnes Engineering Services, Inc. (“Barnes”) prepared a NI 43-101 report for Placer Dome entitled “Pueblo Viejo Project, Province of Sanchez Ramirez, Dominican Republic: 43-101 Technical Report and Qualified Person’s Review” dated October 26, 2005 which has since been re-addressed to Goldcorp.

      Each of such reports are available on SEDAR at www.sedar.com and a summary of such reports, except for the Los Filos and Pueblo Viejo technical reports, is contained in the Renewal Annual Information Form of Goldcorp for the year ended December 31, 2005 under “Description of the Business — Technical Information”.
      None of Micon, WGM, nor Messrs. Burgess, Hennessey, Wells, Giroux, Hooley, Grace, Spring or MacFarlane, held any securities of Wheaton or of any associate or affiliate of Wheaton when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities of Wheaton or of any associate or affiliate of Wheaton in connection with the preparation of such reports.
      None of Barnes nor Messrs. Lomas, Eggleston, Barnes or Gormely held any securities of Placer Dome or of any associate or affiliate of Placer Dome when they prepared the Pueblo Viejo Technical Report or following the preparation of such report nor did they receive any direct or indirect interest in any securities of Placer Dome or of any associate or affiliate of Placer Dome in connection with the preparation of such report.
      None of Micon, WGM, Snowden, Barnes, Golder, Kappes, its directors, officers or employees, nor Messrs. Burgess, Hennessey, Wells, Giroux, Hooley, Grace, Spring, MacFarlane, Barton, Ross, Hester, Lupo, Kappes, Lomas, Gormely, Eggleston or Barnes is currently expected to be elected, appointed or employed as a director, officer or employee of the Goldcorp or of any associate or affiliate of Goldcorp.
      The audited consolidated financial statements of Goldcorp as at December 31, 2005 and 2004 and for the years then ended included in this Circular, have been so included upon the report of Deloitte & Touche LLP, independent chartered accountants with respect to 2005 and upon the report of KPMG LLP with respect to 2004, and upon the authority of such said firms as experts in accounting and auditing. Deloitte & Touche LLP is independent of Goldcorp within the meaning of the applicable rules of professional conduct in Canada. KPMG LLP was independent of Goldcorp within the meaning of the applicable rules of professional conduct in Canada upon the date of their audit report, February 7, 2005.
Risk Factors
      The operations of Goldcorp are subject to risks due to the nature of its business, which is the acquisition, exploration, development and operation of precious metals properties. An investment in Goldcorp Shares involves significant risks, which should be carefully considered by prospective investors before acquiring Goldcorp Shares. In addition to information set out elsewhere, or incorporated by reference, in this Circular, Glamis Shareholders should carefully consider the risk factors set forth in the Renewal Annual Information Form of Goldcorp for the year ended December 31, 2005 that is incorporated by reference in this Circular. Such risk factors could materially affect the future operating results of Goldcorp and the Combined Company and could cause actual events to differ materially from those described in forward-looking statements relating to Goldcorp and the Combined Company.
THE COMBINED COMPANY AFTER THE ARRANGEMENT
General
      On completion of the Arrangement, Goldcorp as the Combined Company will continue to be a corporation incorporated under and governed by the laws of the Province of Ontario. After the Effective Date, Goldcorp will own all of the common shares of Glamis.
      The business and operations of Glamis will be managed and operated as subsidiaries of Goldcorp. Goldcorp expects that the business operations of Goldcorp and Glamis will be consolidated and the principal executive office of the Combined Company will be located at Suite 3400, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 (telephone number 604-696-3000).
      On completion of the Arrangement, the Combined Company’s primary properties will consist of the following:

•	a 100% interest in the Red Lake Mines (currently held by Goldcorp);

•	a 37.5% interest in the Alumbrera Mine (currently held by Goldcorp);

•	a 100% interest in the San Dimas Mines, the San Martin Mine and the Nukay Mine (currently held by Goldcorp);

•	a 100% interest in the Peak Mine (currently held by Goldcorp);

•	a 51% interest in the Porcupine Mine (currently held by Goldcorp);

•	a 68% interest in the Musselwhite Mine (currently held by Goldcorp);

•	a 50% interest in the La Coipa Mine (currently held by Goldcorp);

•	a 100% interest in the Amapari Mine (currently held by Goldcorp);

•	a 100% interest in the Éléonore gold project in Québec, Canada (currently held by Goldcorp);

•	a 100% interest in the Los Filos Project (currently held by Goldcorp);

•	a 40% interest in the Pueblo Viejo Project (currently held by Goldcorp);

•	a 100% interest in the Wharf Mine (currently held by Goldcorp);

•	a 100% interest in the El Sauzal gold mine in Mexico (currently held by Glamis);

•	a 100% interest in the San Martin gold mine in Central Honduras (currently held by Glamis);

•	a 66 2/3% interest in the Marigold gold mine in Nevada, United States (currently held by Glamis);

•	a 100% interest in the Marlin gold-silver mine in Guatemala (currently held by Glamis); and

•	a 100% interest in the Peñasquito Project (currently held by Glamis).
      For the purposes of NI 43-101, the material mineral properties of the Combined Company will be the following:

•	the Peñasquito Project;

•	Glamis’ Marlin mine;

•	the Pueblo Viejo Project;

•	the Red Lake Mines;

•	the Alumbrera Mine;

•	the San Dimas Mines; and

•	the Los Filos Project.
      Current technical reports for the above-mentioned material mineral properties, other than the Red Lake Mines, as required under NI 43-101, are filed on SEDAR. See “Information Concerning Goldcorp — Red Lake Mines” for certain information concerning the Red Lake Mines. Goldcorp and Glamis are obtaining appropriate exemptive relief from the relevant securities regulatory authorities with respect to the requirement to file a current technical report for the Red Lake Mines, provided that Goldcorp files a report within 45 days after the date this Circular is filed on SEDAR.
Organization Chart
      The following chart shows the corporate relationship between Goldcorp and Glamis following the completion of the Arrangement:
Directors and Officers
      Goldcorp has agreed under the Arrangement Agreement to use its reasonable best efforts to ensure that, as of the Effective Time, the board of directors of the Combined Company will consist of ten directors, six of whom will be nominees of Goldcorp, and four of whom will be nominees of Glamis. Ian Telfer (current President and CEO of Goldcorp) will be Chairman of the board of directors of the Combined Company, Kevin McArthur (current President and CEO of Glamis) will be President and CEO of the Combined Company, Charles Jeannes (current Executive Vice President, Administration of Glamis) will be appointed as an Executive Vice President of the Combined Company, Charles Ronkos (current Vice President, Exploration of Glamis) will be appointed Vice President, Exploration of the

Combined Company and the current officers of Goldcorp, other than Mr. Telfer, are expected to continue to hold their current positions with Goldcorp in the Combined Company. See Goldcorp’s management information circular dated March 20, 2006 for its most recent annual and special meeting of shareholders and Goldcorp’s Renewal Annual Information Form that are incorporated herein by reference for information concerning the current directors and officers of Goldcorp.
Capital Structure
      The authorized capital of Goldcorp following the Arrangement will continue to consist of an unlimited number of Goldcorp Shares.
Goldcorp Shares
      There are no limitations contained in the articles or by-laws of Goldcorp on the ability of a person who is not a Canadian resident to hold Goldcorp Shares or exercise the voting rights associated with Goldcorp Shares.
      Dividends. Holders of Goldcorp Shares are entitled to receive dividends when, as and if declared by the Goldcorp Board out of funds legally available therefor. The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or after the payment of the dividend would be, unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.
      Liquidation. On dissolution, liquidation or winding up of Goldcorp, holders of Goldcorp Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Goldcorp’s indebtedness.
      Voting. Goldcorp Shareholders are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.
Post-Arrangement Shareholdings
      Immediately after completion of the Arrangement, assuming that no Glamis Shareholder exercises Dissent Rights, Glamis Shareholders should own approximately 40%, and Goldcorp Shareholders should own approximately 60%, of Goldcorp. Goldcorp will own 100% of Glamis.
Post-Arrangement Goldcorp Options and Warrants
      Based on information at September 25, 2006, immediately after the Arrangement, Goldcorp will have outstanding Goldcorp Options and warrants providing for the acquisition of an aggregate of 25,560,481 Goldcorp Shares, at prices ranging from Cdn.$2.05 to Cdn.$45.75, including 5,169,605 Goldcorp Shares for issue under the Converted Goldcorp Options, at prices ranging from Cdn.$4.37 to Cdn.$25.74.
Dividends
      Goldcorp is expected to continue its policy of paying regular dividends on Goldcorp Shares.
Auditors
      Deloitte & Touche LLP, the current auditors of Goldcorp, are expected to continue as the auditors of Goldcorp following the Effective Date.
Transfer Agent and Registrar
      The transfer agent and registrar for the Goldcorp Shares in Canada is, and is expected after the Arrangement to remain, CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario in Canada. The co-transfer agent and registrar for the Goldcorp Shares in the United States is, and is expected after the Arrangement to remain, Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey.
Post-Arrangement Reorganization
      Under the Arrangement Agreement, Goldcorp has agreed to cause Glamis, within 30 days after the Effective Date, to amalgamate with either Goldcorp or a wholly-owned subsidiary of Goldcorp.

INFORMATION CONCERNING GLAMIS
      The following information is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Glamis. See “Information Concerning Goldcorp” and “The Combined Company After the Arrangement” in this Circular for current and pro forma business, financial and share capital information relating to Goldcorp and the Combined Company, respectively.
Risk Factors
      Glamis Shareholders should carefully consider the risk factors set forth in Glamis’ Annual Information Form for the year ended December 31, 2005, which is incorporated by reference in this Circular, as well as the risk factors associated with the Arrangement described under “Risk Factors”.
History and Current Operations
      Glamis was incorporated under the laws of British Columbia, Canada on September 14, 1972 under the name Renniks Resources Ltd. (N.P.L.). Since incorporation, Glamis has undergone several capital reorganizations and on December 12, 1977 its name was changed to Glamis Gold Ltd.
      Glamis’ principal and executive offices are located at 5190 Neil Road, Suite 310, Reno, Nevada, USA 89502, and its registered and records offices are located at 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7.
      Glamis’ operations are conducted by its subsidiaries, which are shown on the following organizational chart.

Glamis Gold Ltd. (B.C.)
100%
99%
100%
100%
100%
100%
100%
100% (as to all, except where noted otherwise)
Glamis Gold Inc. (Nevada)
Peridot S.A. de C.V. (Guatemala)
1%
Mexicana Resources (B.C.)
Glamis de Mexico S.A. de C.V. (Mexico)
Glamis Holdings (Cayman) Ltd. (Cayman Islands)
International Mineral Finance Corp. (Barbados)
Minas de la Alta Pimeria S.A. de C.V. (Mexico)
Western Silver Corporation (B.C.)
100%
Glamis Rand Mining Company (Nevada)
100%
Glamis Imperial Corp. (Nevada)
100%
Glamis Exploration Inc. (Nevada)
100%
Glamis Marigold Mining Company (Nevada)
66 2/3%
Roby Exploration Company dba Marigold Mining Company (Nevada)
100%
US Mineral Company Inc. (Delaware)
40%
Dee Joint Venture
1%
Glamis Exploracion S.A. de C.V. (Mexico)
99%
1%
Glamis Metales S.A. de C.V. (Mexico)
99%
1%
Servicios Administrativos Y Profesionales Glamis S.A. de C.V. (Mexico)
99%
1%
Servicios San Xavier S.A. de C.V. (Mexico)
99%
1%
Servicios Profesionales de Zacatecas (Mexico)
99%
1%
Semineros de Zacatecas (Mexico)
99%
100%
Glamis Guatemala Holdings Ltd. (Cayman Islands)
100%
Glamis Honduras Holdings Ltd. (Cayman Islands)
100%
Glamis MEG Holdings Ltd. (Cayman Islands)
90.9%
Entre Mares de Guatemala S.A. de C.V. (Guatemala)
9.1%
90.9%
Minerales Entre Mares de Honduras S.A. (Honduras)
9.1%
99%
Montana Exploradora de Guatemala S.A. (Guatemala)
1%
Western Copper International Ltd. (BVI)
WCI (Peñasquito) Limited (BVI)
WCI (Geronimo) Limited (BVI)
Minera Peñasquito S.A. de C.V. (Mexico)
WCI Jeronimo Mexico, S.A. de C.V. (Mexico)
WCI (Nicolas) Limited (BVI)
WCI (Faja de Plata) Limited (BVI)
Minera Western Copper, S.A. de C.V. (Mexico)
35%
Minera Tama, S.A. de C.V.
Minas de San Nicolas, S.A. de C.V.
Minera Faja de Plata, S.A. de C.V. (Mexico)
KEY
Operating Corporation
Holding Corporation

Gold and Silver Reserves
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
      This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
      As at December 31, 2005, Glamis reported total proven and probable mineral reserves containing approximately 5.7 million ounces of gold and 42 million ounces of silver. In addition, the Peñasquito Project has total proven and probable mineral reserves as reported in the Peñasquito Feasibility Study of approximately 10 million ounces of gold and 575 million ounces of silver.
Recent Developments
Gold and Silver Production
      Glamis produced 434,010 ounces of gold and 252,789 ounces of silver in the year ended December 31, 2005 and 286,418 ounces of gold and 697,807 ounces of silver in the six months ended June 30, 2006. Glamis expects to produce approximately 611,000 ounces of gold in 2006, slightly below its 620,000 ounce forecast. Glamis continues to expect total cash costs per ounce of gold produced to average approximately $190, consistent with its previous guidance. The shortfall in production is due to the fact that the Marlin mine in Guatemala has not yet reached full-scale operations as scheduled and is expected to produce 170,000 ounces in 2006 as compared to its 2006 production target of 215,000 ounces of gold. Most of this deficit has been made up with additional production from the El Sauzal mine in Mexico. Marlin has experienced normal course start-up issues including mechanical problems with the SAG mill and leach tanks which have now been addressed. The commencement of the rainy season has resulted in ore feeding issues at the crusher facility, as wet, sticky ore hangs up in the chutes and feeder mechanism. Glamis believes that the system requires modification and Glamis is in the final stages of considering various alternatives with the goal of commencing retrofitting the system later this year. As this is a mechanical issue rather than a problem with the reserves or metallurgical recoveries, gold production should not be reduced over the life of the mine.
Peñasquito Project, Mexico
          Acquisition
      Glamis acquired the Peñasquito Project through the acquisition of Western Silver on May 3, 2006 through a plan of arrangement carried out under the BCBCA. Pursuant to the plan of arrangement, each common share of Western Silver was exchanged for 0.688 of a Glamis Share and one common share of Western Copper Corporation (“Western Copper”), a new exploration company formed by Western Silver. In addition, Western Silver transferred to Western Copper approximately Cdn.$37 million in cash and an early stage Mexican mineral exploration property. Glamis retains a right to acquire 2,562,979 common shares of Western Copper at Cdn.$3.50 per share through a two-year share purchase warrant, which represented approximately 5% of the fully diluted issued shares of Western Copper at the time of closing. Western Silver was principally engaged in the exploration for precious metals in Mexico. Glamis issued approximately 33.88 million Glamis Shares under the terms of the plan of arrangement and issued 1,385,055 share purchase options to the holders of Western Silver share purchase options, exercisable at prices between Cdn.$0.17 and Cdn.$13.62 per share, in exchange for their existing Western Silver share purchase options. Glamis’ acquisition and transaction costs for the transaction were approximately $12 million. The acquisition of Western Silver has been accounted for using the purchase method. See the Business Acquisition Report relating to the acquisition of Western Silver, which is incorporated herein by reference and filed on SEDAR, for pro forma financial information related to the acquisition.
      The Peñasquito Feasibility Study, which was prepared by M3 Engineering & Technology Corp. (“M3”), describes the technical and economic aspects of placing the Peñasquito Project into production, initially at a processing rate of 50,000 metric tons per day and ultimately at the processing rate of 100,000 metric tons per day. The ore body associated with the Peñasquito Project is polymetallic with the precious metals of silver and gold providing over one-half the revenue and the base metals of lead and zinc providing the remainder.
      The Peñasquito Feasibility Study sets forth conclusions and recommendations, based on M3’s experience and professional opinion, which result from its analysis of work and data collected. The following Glamis personnel and other professionals participated in the preparation of the Peñasquito Feasibility Study, each being a “Qualified Person” as defined in NI 43-101:

Responsibility	Qualified Person	Registration	Company

Resource Modeling, Mine Planning, Reserves and Geology	James S. Voorhees	P.Eng.	Glamis
Metallurgical Testing	Jerry Hanks	P.Eng.	Independent
Flow Sheets	Tom Drielick	P.Eng.	M3
Pit Geotechnical	Tom Wythes	P.Eng.	Golder Associates Inc.
Process Plant and Costing	Conrad Huss	P.Eng.	M3
Foundation Design	Michael Pegnam	P.Eng.	Golder Associates Inc.
Tailings	Jim Johnson	P.Eng.	Golder Associates Inc.
      Information in this section of the Circular of an economic, scientific or technical nature in respect of the Peñasquito Project is based upon the Peñasquito Feasibility Study and has been prepared with the consent of the authors of the report. The Peñasquito Feasibility Study may be viewed on SEDAR at www.sedar.com and on Glamis’ website at www.glamis.com.

Property Description, Location and Accessibility
      Glamis, through its wholly owned Mexican subsidiary, Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”) owns 100% of the mineral rights to a large area covering approximately 39,000 hectares located in the north-eastern portion of the State of Zacatecas in north-central Mexico (the “Peñasquito Property”). The closest major town is Concepción del Oro which lies approximately 27 kilometres west of the Peñasquito Property on Mexican highway 54, a well maintained, paved highway which links the major cities of Zacatecas (in the state of Zacatecas), approximately 250 kilometres to the southwest with Saltillo (in the state of Coahuila) approximately 125 kilometres to the northeast.
      Investigations on the Peñasquito Property have identified several major sulphide mineralization zones with significant values of silver, gold, zinc and lead. The Peñasquito Feasibility Study considers the economic development of two zones, the Peñasco (the “Peñasco Zone”) and the Chile Colorado (the “Chile Colorado Zone”), which have been the subject of most of the geological and metallurgical investigations to date (collectively the “Peñasquito Project”). Preliminary resource investigation has been performed on two additional zones, Azul Breccia and El Sotol, but no development plan has yet been evaluated for these zones. In addition to the sulphide mineralization, the Peñasco Zone and the Chile Colorado Zone also have substantial oxide ore and mixed ore (oxide/sulphide transition material) caps which contain recoverable gold and silver. The gold and silver recovered from the oxide and mixed ores have been included in the Peñasquito Project economic evaluation.
      The following table lists the mineral claims associated with the development of the Peñasquito Project. This table is not a complete list of Minera Peñasquito’s mineral interests associated with the Peñasquito Property.
List of Pertinent Claims — Peñasquito Project

				AREA	DATE
CLAIM	TYPE	TITLE	FILE NO.	HECTARES	ISSUED	EXP. DATE

EL PEÑASQUITO	EXPLOIT.	196289	43/885	2.000	1993-07-16	2011-07-11
LA PEÑA	EXPLOIT.	203264	07/1.3/547	58.000	1996-06-28	2046-06-27
LAS PEÑAS	EXPLOIT.	212290	8/1.3/00983	40.000	2000-09-29	2050-09-28
ALFA	EXPLOIT.	201997	7/1.3/485	1100.000	1995-10-11	2045-10-10
BETA	EXPLOIT.	211970	8/1.3/01137	2054.761	2000-08-18	2050-08-17
SEGUNDA RED. CONCHA	EXPLOR.	218920	8/2/00018	23304.691	2000-11-07	2006-11-06
MAZAPIL 3 F. I	EXPLOR.	217001	007/13852	1950.702	2002-06-14	2008-06-13
MAZAPIL 10	EXPLOR.	223327	93/26975	1073.555	2004-10-02	2010-10-01

      A 2% net smelter return royalty is owed to Kennecott Canada Explorations Inc. (“Kennecott”) on production from the Peñasquito Project.
      There is no previous mine development of any form in the immediate area of the Peñasco Zone and the Chile Colorado Zone and as such no environmental liabilities are attached to the Peñasquito Project. All drill sites are cleaned and rehabilitated on an ongoing basis.
      Minera Peñasquito currently holds valid exploration permits for the drill work being performed on the Peñasquito Project. The development of the Peñasquito Project as a mine will require additional permits from state and federal authorities in Mexico as follows:
Key Permits Required for the 50,000 MTPD Plant at the Peñasquito Project(6)

REQUIRED
PERMIT	MINING STAGE	AGENCY

Environmental Impact Manifest-mine(1)	Construction/operation/ abandonment	SEMARNAT- Federal Offices Mexico DF)
Land use change study-mine(1)	Construction/operation	SEMARNAT- DGGFS(2)-Federal offices.
Risk analysis study-mine(1)	Construction/operation	SEMARNAT-(Mexico City office)
Environmental Impact Manifest-power line (1)	Construction/operation/ abandonment	SEMARNAT-State offices
Land use change study-power line(1)	Construction/operation	SEMARNAT-DGGFS(2)-State offices.
Land use license(1)	Construction	Mazapil municipality
Explosive handling and storage permits	Construction/-operation	SEDENA(3) (Also requires state and local approvals)
Archaeological release letter(1)	Construction	INAH(4) (State offices)
Water use concession title	Construction/operation	CNA(5) (State offices)
Water discharge permit	Operation	CNA (State offices)
Unique license	Operation	SEMARNAT-State offices
Accident prevention plan	Operation	SEMARNAT-State offices

Note:

(1)	Mandatory to start construction activities.

(2)	DGGFS (General Department of Permitting for Forestry and Soils).

(3)	SEDENA (National Secretary of Defense).

(4)	INAH (National Institute of Anthropology and History).

(5)	CNA (National Water Commission).

(6)	Amendments to these permits will be required for a 100,000 MTPD plant.

Physiography, Climate and Infrastructure

Physiography
      The Peñasquito Project area lies within a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills. Vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the Peñasquito Project is approximately 1900 metres above sea level. There is adequate space for development of the proposed process facilities and the tailings and waste areas.

Climate
      The climate in the area of the Peñasquito Project is generally dry with precipitation being limited for the most part to a rainy season of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and 0 degrees Celsius to 15 degrees Celsius in the winter.

Access and Infrastructure
      An adequate network of road and rail services exists in the region to support the Peñasquito Project. Road access to the Peñasquito Project is presently gained west out of Concepción del Oro. The road is very steep immediately west of Concepción del Oro with numerous tight switch-backs. It is either paved or cobbled and maintained to approximately 6 kilometres from the Peñasquito Project, where the road becomes a well-maintained gravel road. The Chile Colorado Zone is within two kilometres of this main road and the Peñasco Zone lies adjacent to the road. There is one railhead approximately 100 kilometres to the west.
      A new road is being constructed by the State of Zacatecas from just east of the Peñasquito Project to Highway 54 approximately 25 kilometres south of Concepción del Oro. This road will provide good access to the Peñasquito Property. The road is approximately 70% complete with about 2.5 kilometres yet to be completed over a mountain pass. Construction of the road has been halted for lack of government funds. The final portion of the road must be completed before the start of construction at the Peñasquito Project and it is anticipated that Glamis will need to fund approximately $2 million of construction costs. Use of this new road will eliminate the rather steep switchback sections of the current cobblestone road just west of Concepción del Oro and the town of Concepción del Oro itself.
      Negotiations for a high voltage power line right-of-way are in progress.
      Given the mining experience in the area and the high unemployment rate, there is expected to be an adequate pool of mining personnel available.
      There is adequate space for development of the process facilities and the tailings and waste areas. The tailings disposal will be constructed as a four-sided containment area using mine waste for a starter dam and tailings for raising the embankment. In general, this is a very favourable site for development.

Surface Rights
      Surface rights covering the Peñasquito Project are held by one private individual and three Ejidos. Minera Peñasquito is currently in negotiations to finalize surface rights to the land required for the project. Signatures indicating agreement to the granting of access to Minera Peñasquito have been obtained from the Ejidos and the private owner.
      An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Negotiations with individual members of the Ejido regarding their specific parcels are in progress at this time. Relations with the Ejidos remain positive.

Water
      A study has been conducted to confirm adequate water capacity for the Peñasquito Project and a report was submitted to the applicable Mexican authorities on December 15, 2004. Typically, the multi-department review takes between 8 to 12 months. Upon completion of the review, the report and associated findings are published in the official Diary of the Federation. A letter of intent was prepared for a concession to pump up to 10 million cubic metres of water per year to be used for the Peñasquito Project. This letter was submitted in April 2005. The Mexican authorities have given a preliminary indication that they will permit an allocation of 5 million cubic metres of water per year for the Peñasquito Project. Additional drilling is ongoing to support an application for the remaining 5 million cubic metres of water per year needed to support the production at the Peñasquito Project.

History
      The region in which the Peñasquito Property is located has a strong tradition of mining going back to the mid 1500s when silver mining first started in the region and the city of Zacatecas was founded. Up until the 19th century, 20% of all silver mined in the world was reportedly mined from the region surrounding the City of Zacatecas. Mining remains active in the State of Zacatecas.
      Some limited exploration of the Peñasquito Project area was carried out during the 1950s, however, it was not until 1994 when Kennecott initiated a comprehensive exploration program in the project area that the size and potential of the mineralized system were recognized.
      Western Silver, now a wholly-owned subsidiary of Glamis, acquired 100% of the Peñasquito Project from Kennecott in March 1998.

      On August 24, 2000, Western Silver optioned the Peñasquito Property to Mauricio Hochschild & Cia Ltda., (“Hochschild”), a Peruvian company. During the fourth quarter of 2000, Hochschild completed a 14 hole, 4,601 metre drill program, with 11 holes drilled in the Chile Colorado Zone and adjacent area. However, Hochschild returned the property to Western Silver after spending more than $1 million on drilling and land payments.
      In 2002, Western Silver began actively drilling the Peñasquito Property and continued to do so up until May of 2006 when Glamis acquired Western Silver. Exploration drilling has recently focused on the Peñasco Zone.

Geological Setting
      The local geology is dominated almost entirely by the rocks of the Mexico Geosyncline, a 2.5-kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods and consisting of a 2,000-metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1,200-metre thick limestone sequence.
      A large granodiorite stock is believed to underlie the entire area and the sediments of the Mexico Geosyncline are cut by numerous intrusive dykes, sills and stocks of intermediate to felsic composition.
      Both the sediments of the Mexico Geosyncline and the granodiorite are believed to have been intruded along the western and southern margins of the granodiorite by one or two quartz-feldspar porphyry stocks. The porphyry stocks did not reach surface but are at depth. They are represented at the bedrock surface by two hydrothermal diatreme breccia pipes, the Azul Breccia Pipe and the Outcrop Breccia Pipe. There is a single outcrop of silicified breccia of the Outcrop Breccia Pipe which is associated with the Peñasco Zone. It is the only outcrop on the property.
      Both breccia pipes are believed to have erupted and breached the surface. Their eruption craters and ejecta aprons have since been eroded away, and the current bedrock surface at the Peñasquito Property is estimated to be on the order of 50-75 metres below the paleo-eruption surface. Both of the breccia pipes sit within a hydrothermal alteration shell of propylitic alteration that has largely been overprinted by weak phyllic alteration that intensifies at depth.

Mineralization
      Sulphide mineralization occurs in the Chile Colorado Zone and the Peñasco Zone that are hosted in the Outcrop Breccia Pipe and it occurs in association with other breccias located on the property.
      The Peñasco Zone is in the east half of the Outcrop Breccia Pipe directly above the projected throat of the breccia pipe. In plain view, the Peñasco Zone is ovoid in shape, is at least 500 metres wide in an east-west direction and is 1000 metres long in a north-south direction. It has formed around a complex series of small quartz-porphyry stocks and dikes with some felsite dikes. It is composed of disseminations and veinlets of medium to coarse-grained sphalerite-galena-argentite, other unidentified silver sulfosalts, minor tetrahedrite-polybasite and common gangue of calcite-rhodochrosite-quartz-fluorite.
      The intrusive rocks themselves are also often mineralized. Mineralization also extends upwards along the north and south contacts of the Outcrop Breccia Pipe. At the south contract, it extends upwards in the mixed clast breccia adjacent to the northwest faults that cut the breccia pipe.
      The most common mineral host is the intrusive hydrothermal breccia. This breccia is the dominant rock below the 1,600-metre level. It also is widely distributed as a halo around the porphyry stocks and dikes. The porphyry often appears to brecciate into the intrusive hydrothermal breccia as it passes upwards. Mineralization is present in the upper mixed clast breccia along the south contact, the quartz-feldspar porphyry intrusive breccia and, to a lesser extent, the quartz-porphyry dikes. The felsite dikes are at times also good mineral hosts.
      The mineralization of the Chile Colorado Zone normally occurs as both veining and narrow fracture filling, hosted in weakly silicified sandstone, siltstone or shale. The mineralization has been interpreted to represent stockworks, localized by a north-south trending fracture zone.
      Sphalerite and galena associated with carbonate and pyrite occur as massive veins. Pyrite, sphalerite and galena have also been observed as discrete crystals and disseminations within sandstone units. Late state carbonates and pyrite fracture fillings occur throughout the sediments.

Exploration
      Kennecott completed numerous air and ground based geophysical surveys on the Peñasquito claim groups between 1994 and 1997. The aeromagnetic survey of the region defined an 8 kilometres by 4 kilometres, north-south trending magnetic high centered roughly on the Outcrop Breccia. Drilling during 1996 resulted in the discovery of the Chile Colorado Zone.
      Kennecott completed an extensive rapid air blast (“RAB”) drilling campaign across much of the Peñasquito Project area after the discovery of the Chile Colorado Zone. This program, designed to systematically test the entire project area, consisted of 250 holes. The holes penetrated the extensive overburden cover and collected chip samples from anomalies, which had been discovered during the numerous geophysical surveys as well as outlining other, previously unknown anomalies. Twenty-eight of the RAB holes in this campaign by Kennecott were drilled within and immediately adjacent to the Peñasco Zone. The geochemical survey results indicated that further exploration was warranted in this area. Exploration drilling results have subsequently confirmed significant mineralization in the Peñasco Zone.
      During 1998 Western Silver completed nine core holes (3,185 metres) and 13.4 line kilometres of geophysical surveying. Most of the work was focused on the Chile Colorado Zone and the adjacent area. In 2004, Western Silver initiated additional geophysical surveys that extended coverage on the older lines, and extended coverage to the east of the pre-existing coverage. The geophysical database for the Peñasquito Project area now provides a detailed electric cross-section that images changes in geology, and appears to identify specific targets of interest.

Drilling
      The Peñasquito Property has been drilled by different operators over several campaigns and phases beginning in 1995. Drilling has focused on the exploration of three principal areas: the Chile Colorado Zone, the Azul Zone (Azul Breccia, Azul NE and Luna Azul) and the Peñasco Zone, including El Sotol adjacent to the Peñasco Zone. Work is presently concentrated on both in-fill and step-out exploration drilling of the Peñasco Zone.
      The following table summarizes drilling performed and assayed to date on the Peñasquito Property. This data has been used in the preparation of the resource estimates used in the Peñasquito Feasibility Study. Additional extensive drilling is ongoing.
Summary of Project Drilling at the Peñasquito Project — Through June 30, 2006

	Number of	Metres of	Average Hole
Calendar Year	Drill Holes	Drilling(1)	Length (metres)

1994-1997 Drilling (Kennecott)	71	23,929	337
1998 Drilling (Western Silver)	9	3,185	354
2000 Drilling (Hochschild)	14	4,601	329
2002 Drilling (Western Silver)	45	19,795	440
2003 Drilling (Western Silver)	99	26,695	270
2004 Drilling (Western Silver)	120	57,051	475
2005 Drilling (Western Silver)	138	91,220	661
2006 Drilling to June 30 (Western Silver and Glamis)	32	22,944	717
Drilling Total	528	249,420	473

Note:

(1)	15,135 metres are reverse circulation drilling; the balance is diamond core.

Sampling, Analysis, Security and Data Verification
      Due to the alluvial cover, the vast majority of resource sampling at the Peñasquito Project has been done using either reverse circulation or diamond core drilling. All drilling in 2004 and most other drilling has been primarily large size core drilling, but narrower diameter core was used at depth in the longer holes.
      Minera Peñasquito has sampled drill holes from bedrock to final depth. The standard sample interval is 2.0 metres. Some samples are limited to geological boundaries and are less than 2.0 metres in length. A senior geologist examined the core, defined the primary sample contacts, and designated the axis along which to cut the core. Special attention in veined areas was taken to ensure representative splits were made perpendicular and not parallel to veins.
      Geological logging is very detailed and follows the geological legend on a regional scale. Once the core was measured, marked, photographed, and logged geotechnically and geologically, the core boxes were brought to the diamond saw cutting stations. The core was sawed in half. One-half of every sample was placed into a heavy plastic bag that the splitter’s helper had previously marked with the drill hole and sample number and the sample tag was inserted into the plastic bag. Standard Reference Material samples and blanks were inserted into the sample stream going to the assay laboratory in a documented sequence on a frequency of approximately 1 in 20 samples.
      A Minera Peñasquito truck transported the sacks to the ALS Chemex Laboratories (“ALS”) in Guadalajara, Mexico approximately once per week, where the samples were prepped and pulped. Pulps were then sent to ALS in Vancouver, British Columbia where they were assayed and checked. Almost all of the drilled intervals are assayed for gold, silver, lead and zinc. At present ALS is Minera Peñasquito’s primary assay lab. Check samples were also sent to Acme Laboratories of Vancouver. Both ALS and Acme are ISO9002-certified laboratories and both use industry standard sample preparation procedures.
      The sample preparation procedures on site before shipment to the laboratory have been independently reviewed and deemed secure and adequate. An independent sampling, preparation and assaying audit has not been performed.
      QA/QC procedures employed by Minera Peñasquito have been independently reviewed by Independent Mining Consultants, Inc. and no significant concerns were noted.
      Based on a review of Minera Peñasquito’s sample preparation, analysis, security, and QA/ QC procedures to date with respect to database verification, the database used for the resource estimates is deemed in the Peñasquito Feasibility Study to be accurately compiled and maintained, and is suitable for use in mineral resource estimation. Approximately 90% of the data base assays were run on Minera Peñasquito samples.
      The Peñasquito Feasibility Study states that no significant problems were identified during reviews of the drilling data, that the holes appear to have been properly located and downhole-surveyed and to have recovered an adequate sample (core recovery during the later Minera Peñasquito campaigns averaged 97.8%).
      Several thousand gold, silver, lead and zinc check assays run by a check laboratory (usually Acme) on pulps prepared by the primary laboratory that ran the data base assays (usually Chemex) are available for the Kennecott campaign and for Minera Peñasquito Drilling Phases 1, 2, 3, 5, 6, 7, 8, 9, 10 and 11. These assays act as a check on the analytical procedures used by the primary lab. A few hundred gold, silver, lead and zinc assays run by a check lab (Acme, M3/ Hazen Research or Davis Metallurgical Laboratories) on fresh pulps prepared by the check lab are available for Minera Peñasquito Drilling Phases 1, 2, 3, 7, 8, 9, 10, 11, 12, 13, and 14. These assays act as a check on both the analytical and the sample preparation procedures used by the primary lab. No check assays are available for the Hochschild, 1998 and Minera Peñasquito Phase 4 campaigns, and as of the time of writing the Peñasquito Feasibility Study, check assaying for Minera Peñasquito Phases 15, 16, and 17 was in progress.
      The Peñasquito Feasibility Study states that the check assay comparisons show generally acceptable overall agreement between the primary and check labs for all of the campaigns/phases for which check assays are available. Standard and blank assaying results also appear to be generally acceptable. It is reported in the Peñasquito Feasibility Study that there are indications that some of the data base silver assays run by Chemex during the later Minera Peñasquito phases may be biased 5-15% low as a result of analytical factors, but this bias cannot presently be confirmed, and the errors introduced into net smelter return value estimates would be minimal even if it did exist.
      The check assay data was supplemented by performing numerous paired comparisons of grades from different drilling and assaying campaigns, including those for which no check assays are available. The results show no evidence to indicate that any of the Minera Peñasquito and Kennecott data base assays are affected by large analytical or sample preparation biases. However, they do suggest that the Hochschild grades are quite heavily high-biased relative to the Kennecott and Minera Peñasquito grades for gold, silver, and zinc. No Hochschild samples were available for re-assay, so the precautionary decision was taken not to use the Hochschild assays when estimating grades in the resource model. The paired-comparison reviews did not detect any biases between core and reverse circulation drilling. (About 10% of the exploration drilling is reverse circulation.)

Mineral Reserve and Mineral Resource Estimates
      The following tables set forth the estimated Mineral Reserves and Mineral Resources of the Peñasquito Project as set out in the Peñasquito Feasibility Study.
Proven and Probable Mineral Reserves(1)(2)(7)

	Ore	Gold		Silver		Lead	Lead	Zinc	Zinc
Proven Category	Tonnes	Grade	Gold	Grade	Silver	Grade	Tonnes	Grade	Tonnes

			Ounces		Ounces
	(Millions)	(gpt)	(000s)	(gpt)	(000s)	(%)	(Millions)	(%)	(Millions)

Peñasco Pit Oxide	51.6	0.28	471	25.4	42,136
Peñasco Pit Sulfide	221.2	0.67	4,733	32.2	228,967	0.35	0.8	0.77	1.7

Chile Colorado Pit Oxide	16.7	0.22	120	20.3	10,878
Chile Colorado Pit Sulfide	46.7	0.29	442	50.9	76,372	0.56	0.3	0.97	0.5

Combined Pits Oxide Proven Reserves	68.2	0.27	591	24.2	53,014
Combined Pits Sulfide Proven Reserves	267.9	0.60	5,175	35.4	305,339

Combined Pits Proven Reserves	336.2	0.53	5,766	33.2	358,353	0.38	1.0	0.81	2.2

Probable Category

Peñasco Pit Oxide	16.6	0.35	186	23.4	12,465
Peñasco Pit Sulfide	207.3	0.60	3,999	30.2	201,405	0.31	0.6	0.70	1.5

Chile Colorado Pit Oxide	2.2	0.22	16	14.7	1,060
Chile Colorado Pit Sulfide	1.7	0.25	14	28.9	1,578	0.34	0.0	0.65	0.0

Combined Pits Oxide Probable Reserves	18.8	0.33	202	22.4	13,525
Combined Pits Sulfide Probable Reserves	209.0	0.60	4,013	30.2	202,983

Combined Pits Probable Reserves	227.8	0.58	4,215	29.6	216,508	0.31	0.6	0.70	1.5

Proven + Probable Totals

Peñasco Pit Oxide	68.2	0.30	657	24.9	54,601
Peñasco Pit Sulfide	428.5	0.63	8,732	31.2	430,372	0.33	1.4	0.74	3.2

Chile Colorado Pit Oxide	18.9	0.22	136	19.6	11,938
Chile Colorado Pit Sulfide	48.4	0.29	456	50.1	77,950	0.55	0.3	0.96	0.5

Combined Pits Oxide P+ P Reserves	87.1	0.28	793	23.8	66,539
Combined Pits Sulfide P+ P Reserves	476.9	0.60	9,188	33.2	508,322

Combined Pits P+ P Reserves	564.0	0.55	9,981	31.7	574,861	0.35	1.7	0.76	3.6

      In addition to the Proven and Probable Mineral Reserves described above, Glamis has delineated certain other Measured, Indicated and Inferred Mineral Resources for the Peñasquito Project. Measured, Indicated and Inferred Mineral Resources have not been included in the Proven and Probable Mineral Reserve estimates because even though enough drilling has been performed to indicate a sufficient amount and grade to warrant further exploration or development expenditures, these resources have not been subjected to an economic feasibility analysis and therefore do not qualify as proven and probable mineral reserves. The Measured, Indicated and Inferred Mineral Resources for the Peñasquito Project are not yet known to contain commercially mineable ore bodies and cannot be considered such unless and until further drilling and metallurgical work have been conducted and economic and technical feasibility factors have been examined and favourably determined.

Measured, Indicated and Inferred Mineral Resources

		Gold		Silver		Lead	Lead	Zinc	Zinc
Measured Category(3), (4)	Tonnes	Grade	Gold	Grade	Silver	Grade	Tonnes	Grade	Tonnes

			Ounces		Ounces
	(Millions)	(gpt)	(000s)	(gpt)	(000s)	(%)	(Millions)	(%)	(Millions)

Peñasco Oxide	53.9	0.28	480	24.9	43,101
Peñasco Sulfide	242.6	0.65	5,095	31.1	242,693	0.33	0.8	0.74	1.8

Chile Colorado Oxide	30.4	0.18	176	17.3	16,950
Chile Colorado Sulfide	139.6	0.28	1,258	35.6	159,592	0.37	0.5	0.80	1.1

Combined Oxide Measured	84.3	0.24	656	22.2	60,051
Combined Sulfide Measured	382.3	0.52	6,353	32.7	402,285

Combined Measured Resources	466.6	0.47	7,009	30.8	462,336	0.34	1.3	0.76	2.9

Indicated Category(3), (4)

Peñasco Oxide	20.8	0.31	208	21.8	14,569
Peñasco Sulfide	263.3	0.58	4,941	29.2	246,957	0.29	0.8	0.67	1.8

Chile Colorado Oxide	19.1	0.14	89	17.5	10,776
Chile Colorado Sulfide	102.7	0.16	517	26.4	87,233	0.32	0.3	0.64	0.7

Combined Oxide Indicated	39.9	0.23	297	19.7	25,345
Combined Sulfide Indicated	366.0	0.46	5,458	28.4	334,190

Combined Indicated Resources	405.9	0.44	5,755	27.5	359,535	0.30	1.1	0.66	2.4

Inferred Category(5), (6)

Peñasco Oxide Resource	22.9	0.14	101	10.7	7,900
Peñasco Sulfide Resource	1,041.7	0.28	9,365	14.5	485,522	0.13	1.4	0.38	4.0

Chile Colorado Oxide Resource	149.1	0.06	287	5.0	23,793
Chile Colorado Sulfide Resource	1,362.9	0.10	4,514	8.3	364,539	0.08	1.0	0.23	3.1

Combined Oxide Inferred Resources	172.0	0.07	388	5.7	31,693

Combined Sulfide Inferred Resources	2,404.6	0.18	13,879	11.0	850,061

Combined Inferred Resources	2,576.6	0.17	14,267	10.6	881,754	0.10	2.4	0.29	7.1

Notes:

(1)	The terms Mineral Resource and Reserves as used herein conform to the definitions contained in NI 43-101 which adopts the CIM Standards. These resource and reserves estimates have been prepared under the supervision of James S. Voorhees, Executive Vice President and Chief Operating Officer of Glamis, who is a Qualified Person as defined in NI 43-101.

(2)	Mineral Reserves have been calculated using assumed long-term metals prices as follows: Gold — $450 per ounce; Silver — $7.00 per ounce; Zinc — $0.60 per pound; and Lead — $0.30 per pound. Mineral Resources have been calculated using assumed long-term metals prices as follows: Gold — $650 per ounce; Silver — $10.00 per ounce; Zinc — $0.86 per pound; and Lead — $0.43 per pound.

(3)	Measured and Indicated (“M&I”) Resources are defined as being inside an optimized floating cone geometry that was developed using the Mineral Resource metal prices set forth above and all classifications of material. This defines a resource that has the potential of being mined by open pit methods and is not the total block model contained mineralization. In the Peñasco Zone, Measured Resources are defined as any block within the reasonably foreseeable open pit that is within 35 metres of two or more drill holes. In the Peñasco Zone, Indicated Resources are defined as any block within the reasonably foreseeable open pit not defined as Measured that is within 70 metres of two or more drill holes. In the Chile Colorado Zone, Measured Resources are defined as any block within the reasonably foreseeable open pit that has five or more holes within 135 metres of the block with the closest hole no more than 50 metres distance. In the Chile Colorado Zone, Indicated Resources are defined as any block within the reasonably foreseeable open pit not defined as Measured that has two or more holes within 135 metres of the block with the closest hole no more than 70 metres distance.

(4)	The M&I Resources have been calculated using net smelter return (“NSR”) cut-off grades and assuming the long-term Mineral Resource metals prices set forth above. For oxide M&I resources, an NSR cut-off grade of $1.30 was applied. For sulfide M&I Resources, an NSR cut-off grade of $3.60 was applied.

(5)	In the Peñasco Zone, Inferred Resources are defined as any block within the computer model not defined as Measured or Indicated that is located within a manually defined mineralized grade domain. The grade domain was developed using geologic interpretation of drill hole assays, lithology and alteration data. In the Chile Colorado Zone, Inferred Resources are defined as any block within the computer model not defined as Measured or Indicated that is located within 135 metres of a drill hole.

(6)	The Inferred Resources have been stated using NSR cutoff grades and assuming the long-term Mineral Resource metals prices set forth above. For oxide Inferred Resources, an NSR cutoff grade of $0.70 was applied and for sulfide Inferred Resources, an NSR cutoff grade of $1.60 was applied, with both cutoff grades being based on reserve metal prices.

(7)	Mineral Reserves are a subset of Measured and Indicated Mineral Resources.

Proposed Mining Operations

Mine Plan
      The mine plan for the Peñasquito Project provides for sulphide ore to be processed by a mill — flotation plant that will produce two concentrates for sale: a lead concentrate and a zinc concentrate. The mine plan provides for oxide and mixed ores to be processed by a heap leaching facility that will produce a silver and gold doré.
      The mine plan provides for a combined production schedule for both sulphide and oxide ores from both the Peñasco and Chile Colorado Zones. The start of mining operations is expected to begin in calendar year 2008, and is taken as Year 0 in the mining schedule. It is planned that half way through Year 1, sufficient sulphide ore will be available such that the mill operation can begin under a 6-month startup and commissioning mode. Commercial mill production is scheduled to begin in Year 2 and is planned to continue through Year 3 at an annual mining rate of 18.2 million tonnes of sulphide ore per year. Starting in Year 4, it is planned that production of sulphide mill ore will increase to a rate of 36.5 million tonnes per year. The mine plan provides for the total material mined per year to increase over the first 5 years to peak at 179.0 million tonnes per year (511,430 tonnes per day).
      The current ore reserves are 476.9 million tonnes of sulphide ore, 87.1 million tones of leach ore with a life of mine waste to ore ratio of 2.76:1. Commercial sulphide production is scheduled for 17 years.

Environmental Considerations
      The Peñasquito Project is located in a rural area of mining tradition. The site is not within protected natural areas, and the mining work is not considered a risk to the environmental system integrity since all plans take into account the required environmental control measures for the flora and fauna species identified on the site.
      Drainage and the site soils will also be impacted, but the site impact will be lessened by mitigation and control measures to be implemented in the different project phases.
      It is believed that there are no reasons for the mining project to be delayed on environmental impact grounds because the ideal conditions are in place to comply with the present Mexican environmental codes.

Metallurgical Testing
      Metallurgical test work initiated since the completion of a pre-feasibility study in 2004 includes comminution testing, flotation testing, modal analyses, and gravity testing, all for the sulphide process. For the oxide process, bottle roll and column leach tests have been performed. Additional work is in progress for both the sulphide and oxide mineralization. Samples from both the Chile Colorado and the Peñasco Zones are being tested. Most of the work now in progress and planned for the near future utilizes metallurgical diamond drill hole (“DDH”) samples produced in late 2004 and early 2005. A program consisting of 13 DDHs was completed in February 2005. The program produced approximately 3,400 metres of PQ (83 millimetres) and 600 metres of HQ (64 millimetres diameter) core. The core from the sulphide zone was shrink-wrapped to prevent oxidation. Crushed sulphide samples are also being stored in freezers until they can be tested. Additionally, bulk samples for run-of-mine testing of the oxide ore were extracted from four hand-dug wells in the Peñasco Zone.

Economics
      The following are the current projected economic parameters for the Peñasquito Project as set out in the Peñasquito Feasibility Study:

Mine life (years)	17
Mill throughput (tonnes per day)	100,000 (50,000 initial)
Initial capital cost (millions)	$882
Sustaining capital (millions)	$327
Average Annual Payable Metal:
Gold (troy ounces)	387,500
Silver (troy ounces)	22,846,000
Lead (tonnes)	71,125
Zinc (tonnes)	137,400
Total production as gold equivalent (troy ounces):	1,339,300 (for scale comparison only)
Unit operating costs:
Mining cost per total tonne	$0.81
Milling cost per ore tonne	$2.98
G&A cost per ore tonne	$0.22
Average total cash costs per unit
(lead as by-product):
Gold (per ounce)	$125
Silver (per ounce)	$4.91
Zinc (per pound)	$0.44
Total cash cost per ounce gold production (utilizing all other metals as by-products)	$(378)

Metals price assumptions:	Base case	Low Case	High Case

Gold (per ounce)	$532.74	$450	$650
Silver (per ounce)	$8.84	$7.00	$10.00
Zinc (per pound)	$0.787	$0.60	$0.86
Lead (per pound)	$0.424	$0.30	$0.43
Project IRR (after tax)	18.7%	10.2%	23.4%
After Tax NPV 0% Discount (millions)	$3,256	$1,560	$4,334
After Tax NPV 5% Discount (millions)	$1,521	$514	$2,161
Payback (years)	5.6	7.6	4.8
      Optimization and detailed design for the Peñasquito Project is continuing and certain of the project parameters may change as such work progresses. No smelting, refining or transportation contracts have yet been entered into, nor have any discussions in respect of such been initiated. Total cash cost of production is not a Canadian GAAP number. Glamis estimates total cash cost of production in accordance with the Gold Institute Production Cost Standard. Total cash cost of production consists of all direct mining and processing costs, refining and transportation costs, royalties and production taxes.
Description of Share Capital
      The authorized share capital of Glamis consists of an unlimited number of Glamis Shares, of which 167,240,151 were issued and outstanding as at September 25, 2006, and 5,000,000 preferred shares having a par value of Cdn.$10 each, issuable in series, of which none are issued.
      Glamis Shareholders are, as such, entitled to receive notice of any meeting of Glamis Shareholders and to attend and vote thereat, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each Glamis Share entitles its holder to one vote at meetings at which they are entitled to attend and vote. The holders of Glamis Shares are entitled to receive on a pro rata basis such dividends as the Glamis Board may declare out of funds legally available therefor. On the dissolution, liquidation, winding-up or other distribution of the assets of Glamis, Glamis Shareholders are entitled to receive on a pro rata basis all of the assets of Glamis remaining after payment of all of Glamis’ liabilities and subject to the prior rights attached to the preferred shares of Glamis to receive a return of capital and unpaid dividends. The Glamis Shares carry no pre-emptive or conversion rights.
      The Glamis Board may issue preferred shares from time to time in one or more series with each series to consist of such number of preferred shares as may be determined by the Glamis Board. Before the issue of a series of preferred shares, the Glamis Board may at its sole discretion determine the designation, rights, privileges, restrictions and conditions attaching to the series of preferred shares.
Shareholder Rights Plan
      Rights to purchase Glamis Shares have been issued to Glamis Shareholders under the Glamis Rights Plan. One right is attached to each Glamis Share. Each right entitles a Glamis Shareholder, on the occurrence of certain specified events and within certain limitations, to purchase one Glamis Share at an exercise price of Cdn.$100 (the “Exercise Price”), subject to adjustment and certain anti-dilution provisions. In certain events (including when a person or group becomes the beneficial owner of 20% or more of any class of voting shares of Glamis without complying with the “permitted bid” provisions of the rights agreement or without the approval of the Glamis Board), exercise of the rights would entitle the holders of the rights (other than the acquiring person or group) to acquire that number of Glamis Shares having an aggregate market price on the date of the event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire control of Glamis. The rights, which expire in 2009 (unless extended as provided in the rights agreement), may be redeemed at a price of Cdn.$0.00001 per right at any time until a person or group has acquired 20% of the Glamis Shares, except as otherwise provided in the rights agreement. The rights agreement may have certain anti-takeover effects.
      As required by the Arrangement Agreement, the Glamis Board has postponed the Separation Time (as defined in the Glamis Rights Plan) in respect of the Arrangement.
      Accordingly, no rights are currently exercisable under the Glamis Rights Plan or will become exercisable prior to the Effective Time in connection with the Arrangement.
Changes in Share Capital
      From December 31, 2005 to September 25, 2006, Glamis issued a total of 35,321,348 Glamis Shares pursuant to the exercise of Glamis Options, the acquisition of Western Silver and the grant of awards under the Glamis Equity Plan. As at September 25, 2006, Glamis had outstanding Glamis Options to purchase up to 3,058,938 Glamis Shares at prices ranging from Cdn.$7.38 to Cdn.$45.23.

Trading Price and Volume
      The Glamis Shares are listed and posted for trading on the TSX and the NYSE under the symbol “GLG”. The following tables set forth information relating to the trading of the Glamis Shares on the TSX and on the NYSE for the months indicated (Source: Bloomberg):
TSX

	Sales Price

2005	Low	High	Volume

	(Cdn.$)
January	18.92	20.87	17,231,780
February	19.36	22.36	19,416,350
March	18.10	21.69	8,026,382
April	16.88	19.23	7,394,626
May	16.28	18.65	6,213,837
June	17.76	21.49	11,707,741
July	19.55	22.12	6,646,018
August	21.33	24.21	7,839,743
September	22.97	26.50	10,314,468
October	22.35	26.02	12,049,240
November	24.01	28.19	15,151,562
December	25.88	32.42	13,044,518
2006
January	32.31	37.40	15,305,463
February	30.80	37.19	32,142,116
March	29.25	38.50	25,658,981
April	38.22	44.51	20,135,502
May	35.25	48.40	36,438,486
June	32.97	43.40	25,712,020
July	37.41	44.30	12,702,350
August	39.07	52.50	28,137,529
September (to September 25)	40.43	53.05	37,957,131
      The price of the Glamis Shares as reported by the TSX at the close of business on August 30, 2006, the last trading day immediately before the announcement of the Arrangement, was Cdn.$43.02. The price of the Glamis Shares as reported by the TSX at the close of business on September 25, 2006 was Cdn.$41.19.

NYSE

	Sales Price

2005	Low	High	Volume

	($)
January	15.35	17.09	17,818,900
February	15.60	18.15	24,900,300
March	15.10	17.98	13,539,300
April	13.46	15.60	12,688,400
May	12.82	14.97	10,783,500
June	14.19	17.50	13,136,200
July	16.00	17.97	11,366,300
August	17.35	20.22	16,870,800
September	19.28	22.65	21,067,100
October	18.99	22.32	23,035,800
November	20.42	23.73	21,851,700
December	22.22	27.82	28,471,000
2006
January	27.95	32.74	26,894,900
February	26.85	32.49	30,218,200
March	25.37	32.97	36,127,700
April	32.88	39.49	34,058,300
May	31.25	43.84	65,183,900
June	29.80	39.46	53,825,200
July	32.72	39.86	32,801,700
August	34.66	48.07	44,561,900
September (to September 25)	36.20	47.97	49,226,300
      The price of the Glamis Shares as reported by the NYSE at the close of business on August 30, 2006, the last trading day immediately before the announcement of the Arrangement, was $38.86. The price of the Glamis Shares as reported by the NYSE at the close of business on September 25, 2006 was $36.84.
Transfer Agent and Registrar
      The registrar and transfer agent for the Glamis Shares is Computershare at its principal office in Vancouver, British Columbia.
Available Information
      Glamis files reports and other information with Canadian provincial securities commissions. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.
      Glamis is subject to the reporting requirements of the U.S. Exchange Act, and in accordance therewith files periodic reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements differ from those of the United States. Glamis is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by Glamis with the SEC may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC’s Public Reference Room located at 100 F. Street NE, Washington, D.C. 20549 and are available for viewing at the SEC website at www.sec.gov. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov. Such reports and other information concerning Glamis may also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, N.Y. 10005.

Experts
      The audited consolidated financial statements of Glamis as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, incorporated by reference in this Circular, have been so incorporated in reliance upon the report of KPMG llp, independent chartered accountants, and upon the authority of such firm as experts in accounting and auditing. KPMG llp is independent within the meaning of the applicable rules of professional conduct in Canada.
      The audited consolidated financial statements of Western Silver as at September 30, 2005 and 2004 and for each of the years in the three-year period ended September 30, 2005, included in the business acquisition report of Glamis dated July 14, 2006 relating to the acquisition of Western Silver which is incorporated by reference in this Circular, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent chartered accountants, and upon the authority of such firm as experts in accounting and auditing. PricewaterhouseCoopers LLP is independent within the meaning of the applicable rules of professional conduct in Canada.
      The Proven and Probable Mineral Reserves and the Mineral Resources of Glamis as at December 31, 2005, 2004, and 2003 included in Glamis’ Annual Information Form for the year ended December 31, 2005, which is incorporated herein by reference, were determined by employees of Glamis under the supervision of James S. Voorhees, P. Eng., Chief Operating Officer of Glamis, given on his authority as an expert in mining, engineering and geology. Mr. Voorhees is a “Qualified Person” within the meaning of NI 43-101. The Proven and Probable Mineral Reserves as reported in Glamis’ Annual Information Form were audited by Mine Development Associates, Inc., an entity that is not affiliated with Glamis.
      The Proven and Probable Mineral Reserves and the Mineral Resources disclosed in the Peñasquito Feasibility Study, on which information in this Circular is based, were determined by employees of Glamis under the direct supervision of Mr. Voorhees.
      Each of the above named experts has advised Glamis that they beneficially own, directly or indirectly, less than 1% of the outstanding Glamis Shares, and as a group they own less than 1% of the issued Glamis Shares.
LEGAL MATTERS
      Certain legal matters relating to the Arrangement and to the Goldcorp Shares to be distributed pursuant to the Arrangement will be reviewed on behalf of Glamis by Lang Michener LLP, Vancouver, British Columbia and certain U.S. legal matters relating to the Arrangement will be reviewed on behalf of Glamis by Neal, Gerber & Eisenberg LLP, Chicago, Illinois. As of the date hereof, the partners and associates of Lang Michener LLP and Neal, Gerber & Eisenberg LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued Glamis Shares.
DIRECTORS’ APPROVAL
      The contents and the sending of the Notice of Meeting and this Circular have been approved by the Glamis Board.
DATED: September 25, 2006
ON BEHALF OF
THE BOARD OF DIRECTORS OF
GLAMIS GOLD LTD.

(signed)	C. Kevin McArthur President and Chief Executive Officer

CONSENT OF KPMG LLP
      We have read the Notice and Information Circular (the “Circular”) of Glamis Gold Ltd. (the “Company”) dated September 25, 2006 relating to the special meeting of shareholders of the Company to approve the Arrangement between the Company and Goldcorp Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2005. Our report is dated February 3, 2006, except as to note 16 which is as of February 24, 2006.
Signed “KPMG LLP”
Chartered Accountants
Vancouver, Canada
September 25, 2006

CONSENT OF PRICEWATERHOUSECOOPERS LLP
      We have read the Notice and Information Circular (the “Circular”) of Glamis Gold Ltd. (the “Company”) dated September 25, 2006 relating to the special meeting of shareholders of the Company to approve the Arrangement between the Company and Goldcorp Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Western Silver Corporation on the balance sheets of Western Silver Corporation as at September 30, 2005 and 2004 and the statements of loss and deficit, cash flows and shareholders’ equity for each of the years in the three-year period ended September 30, 2005. Our report is dated November 14, 2005.
Signed “PricewaterhouseCoopers LLP”
Chartered Accountants
Vancouver, Canada
September 25, 2006

CONSENT OF DELOITTE & TOUCHE LLP
      We have read the Notice and Information Circular (the “Circular”) of Glamis Gold Ltd. (the “Company”) dated September 25, 2006 relating to the special meeting of shareholders of the Company to approve the Arrangement between the Company and Goldcorp Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the inclusion in the above-mentioned Circular of our report to the directors of Goldcorp Inc. on the consolidated balance sheet of Goldcorp Inc. as at December 31, 2005 and the consolidated statements of earnings, shareholders’ equity and cash flows for the year then ended. Our report is dated March 3, 2006 (except for Note 19 which is as of September 25, 2006).
Signed “Deloitte & Touche LLP”
Chartered Accountants
Vancouver, Canada
September 25, 2006

CONSENT OF KPMG LLP
      We have read the Notice and Information Circular (the “Circular”) of Glamis Gold Ltd. (the “Company”) dated September 25, 2006 relating to the special meeting of shareholders of the Company to approve the Arrangement between the Company and Goldcorp Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the inclusion in the above-mentioned Circular of our report to the directors of Goldcorp Inc. on the consolidated balance sheet of Goldcorp Inc. as at December 31, 2004 and the consolidated statements of earnings, shareholders’ equity and cash flows for the year then ended. Our report is dated February 7, 2005.
Signed “KPMG LLP”
Chartered Accountants
Toronto, Canada
September 25, 2006

CONSENT OF ERNST & YOUNG LLP
      We have read the Notice and Information Circular (the “Circular”) of Glamis Gold Ltd. (the “Company”) dated September 25, 2006 relating to the special meeting of shareholders of the Company to approve the Arrangement between the Company and Goldcorp Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned Circular of our report to the Directors of Placer Dome (CLA) Limited (“Placer Dome”) on the combined balance sheets of the Placer Dome Operations to be Acquired by Goldcorp Inc. as at December 31, 2005 and 2004 and the combined statements of earnings (loss) and Placer Dome’s net investment and cash flows for each of the years then ended. Our report is dated February 13, 2006.
Signed “Ernst & Young LLP”
Chartered Accountants
Vancouver, Canada
September 25, 2006

APPENDIX A
ARRANGEMENT RESOLUTION
      RESOLVED as a special resolution that:

1.	the Arrangement under Section 288 of the Business Corporations Act (British Columbia) set forth in the Plan of Arrangement attached as Appendix C to the Information Circular of Glamis Gold Ltd. (“Glamis”) accompanying the Notice of Meeting is authorized and approved;

2.	the board of directors of Glamis, without further notice to or approval of the shareholders of Glamis, may, in accordance with the terms of the Arrangement, elect not to proceed with the Arrangement or otherwise give effect to the special resolution, at any time prior to the Arrangement becoming effective; and

3.	any one or more of the director and officers of Glamis be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Glamis or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution.

A-1

APPENDIX B
PRO FORMA FINANCIAL STATEMENTS OF THE COMBINED COMPANY
Compilation Report
To the Directors of
Goldcorp Inc.
We have read the accompanying unaudited pro forma condensed consolidated financial statements of Goldcorp Inc. (the “Company”) as at June 30, 2006 and for the six months ended June 30, 2006 and the year ended December 31, 2005, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Goldcorp Inc.” to the interim unaudited consolidated financial statements of the Company for the six months ended June 30, 2006 and the audited consolidated financial statements of the Company for the year ended December 31, 2005 and found them to be in agreement.

2.	Compared the figures in the columns captioned “Glamis Gold Ltd.” to the interim unaudited consolidated financial statements of Glamis Gold Ltd. for the six months ended June 30, 2006 and the audited consolidated financial statements of Glamis Gold Ltd. for the year ended December 31, 2005 and found them to be in agreement.

3.	Compared the figures in the columns captioned “Placer Dome Operations and projects” to Schedule I and compared the figures in Schedule I to the unaudited results of operations of the Operations to be Acquired by Goldcorp Inc. for the period from April 1, 2006 to May 12, 2006, the interim unaudited combined financial statements of the Operations to be Acquired by Goldcorp Inc. for the three month period ended March 31, 2006 and the audited combined financial statements of the Operations to be Acquired by Goldcorp Inc. for the year ended December 31, 2005, and found them to be in agreement.

4.	Compared the figures in the columns captioned “Western Silver Corporation” to Schedules II and III, where applicable, and compared the figures in Schedule II to the unaudited results of operations of Western Silver Corporation for the period from April 1, 2006 to May 3, 2006, the interim unaudited consolidated financial statements of Western Silver Corporation for the three month period ended March 31, 2006 converted to U.S. dollars based on the Canadian/ U.S. dollar average exchange rate for the three months ended March 31, 2006, and compared the figures in Schedule III to the audited consolidated financial statements of Western Silver Corporation for the year ended September 30, 2005 and the interim unaudited consolidated financial statements of Western Silver Corporation for the three month periods ended December 31, 2005 and 2004 converted to U.S. dollars based on the Canadian/ U.S. dollar average exchange rate for the year ended December 31, 2005 and found them to be in agreement.

5.	Compared the figures in the column captioned “Wheaton River Minerals” to the unaudited results of operations of Wheaton River Minerals Ltd. for the period from January 1, 2005 to February 14, 2005 and found them to be in agreement.

6.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated condensed financial statements comply as to form in all material respects with the published requirements of the Canadian Securities Legislation.

The officials:

(a)	described to us the basis for determination of the pro forma adjustments; and

(b)	stated that the pro forma consolidated condensed financial statements comply as to form in all material respects with the published requirements of the Canadian Securities Legislation.

7.	Read the notes to the pro forma consolidated condensed financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8.	Recalculated, where applicable, the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Goldcorp Inc.”, “Glamis Gold Ltd.”, “Placer Dome Operations and projects”, “Western Silver Corporation” and “Wheaton River Minerals” as at June 30, 2006 and for the six months ended June 30, 2006 and the year ended December 31, 2005 and found the amounts in the column captioned “Pro forma consolidated” to be arithmetically correct.
      A pro forma financial statement is based on management’s assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated statements of operations, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
Signed “Deloitte & Touche LLP”
Chartered Accountants
Vancouver, British Columbia
September 25, 2006

GOLDCORP INC.
Pro Forma Condensed Consolidated Balance Sheet
June 30, 2006
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)

		Glamis	Note	Pro forma	Pro forma
	Goldcorp Inc.	Gold Ltd.	4	adjustments	consolidated

ASSETS
Cash and cash equivalents	$264.6	$70.3		$—	$334.9
Marketable securities	8.2	—		—	8.2
Accounts receivable	150.7	2.6		—	153.3
Inventories and stockpiled ore	121.4	35.5		—	156.9
Future income and mining taxes	19.3	—		—	19.3
Income and mining taxes receivable	2.9	—		—	2.9
Other	18.5	1.6		—	20.1

	585.6	110.0		—	695.6
Mining interests	5,159.6	2,062.0		—	7,221.6
Silver contracts	355.0	—		—	355.0
Goodwill	689.6	—		—	689.6
Long-term investments	90.5	—		—	90.5
Stockpiled ore	66.0	—		—	66.0
Other	23.2	27.7		—	50.9
Unallocated purchase price	—	—	(a)	6,652.2	6,652.2

	$6,969.5	$2,199.7		$6,652.2	$15,821.4

LIABILITIES
Accounts payable and accrued liabilities	$175.8	$25.3	(a)	$20.0	$221.1
Income and mining taxes payable	86.7	9.1		—	95.8
Current portion of reclamation and closure cost obligations	—	0.8		—	0.8
Current portion of long-term debt	100.0	7.5		—	107.5
Current portion of derivative instrument liability	6.5	—		—	6.5

	369.0	42.7		20.0	431.7
Derivative instrument liability	5.3	—		—	5.3
Future income and mining taxes	1,303.8	485.2		—	1,789.0
Long-term debt	750.0	72.5		—	822.5
Reclamation and closure cost obligations	138.1	14.7		—	152.8
Future employee benefits and other	8.2	—		—	8.2

	2,574.4	615.1		20.0	3,209.5

Non-controlling interests	253.9	—		—	253.9

SHAREHOLDERS’ EQUITY
Capital stock	3,571.2	1,539.2	(a)	6,677.6	11,788.0
Cumulative translation adjustment	101.9	—		—	101.9
Retained earnings	468.1	45.4	(a)	(45.4)	468.1

	4,141.2	1,584.6		6,632.2	12,358.0

	$6,969.5	$2,199.7		6,652.2	$15,821.4

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC.
Pro Forma Condensed Consolidated Statement of Operations
Six months ended June 30, 2006
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)

			Placer Dome
		Glamis	Operations and	Western Silver		Pro forma	Pro forma
	Goldcorp Inc.	Gold Ltd.	projects	Corporation	Note 4	adjustments	consolidated

			(Period from	(Period from
			January 1, 2006	January 1, 2006
			to May 12, 2006)	to May 3, 2006)
			(Schedule I)	(Schedule II)
			(Note 3 (b))	(Note 3 (c))
REVENUES	$777.7	$176.4	$130.4	$—		$—	$1,084.5

Operating expenses	260.1	62.4	86.0	—		—	408.5
Depreciation and depletion	118.9	39.1	16.8	—	(b)	16.6	191.4

Earnings from mine operations	398.7	74.9	27.6	—		(16.6)	484.6
Corporate administration	19.2	6.5	1.2	2.2		—	29.1
Resource development, technology and other	—	—	3.5	—		—	3.5
Exploration	10.2	9.3	8.8	0.3		—	28.6

Earnings from operations	369.3	59.1	14.1	(2.5)		(16.6)	423.4
OTHER INCOME (EXPENSES)
Interest and other	(2.3)	(1.8)	(34.9)	0.6	(c),(h)	(16.5)	(54.9)
Stock-based compensation expense	(9.2)	(3.1)	—	(0.2)	(g)	(0.2)	(12.7)
Non-hedge derivative loss	(11.8)	—	—	—		—	(11.8)
Dilution gain	61.1	—	—	—		—	61.1

	37.8	(4.9)	(34.9)	0.4		(16.7)	(18.3)

Earnings (loss) before taxes and non-controlling interests	407.1	54.2	(20.8)	(2.1)		(33.3)	405.1
Income and mining taxes	(108.1)	(7.0)	(55.8)	—	(e)	13.0	(157.9)

Earnings (loss) before non-controlling interests	299.0	47.2	(76.6)	(2.1)		(20.3)	247.2
Non-controlling interests	(16.2)	—	—	—		—	(16.2)

Net earnings (loss)	$282.8	$47.2	$(76.6)	$(2.1)		$(20.3)	$231.0

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC.
Pro Forma Condensed Consolidated Statement of Operations
Year ended December 31, 2005
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)

			Placer
			Dome	Western
		Glamis	Operations	Silver	Wheaton River		Pro forma	Pro forma
	Goldcorp Inc.	Gold Ltd.	and projects	Corporation	Minerals	Note 4	adjustments	consolidated

				(Schedule III)	(Period from
					January 1, 2005 to
					February 14, 2005)
					(Note 3 (d))
REVENUES	$896.4	$202.6	$310.8	$—	$56.2		$—	$1,466.0

Operating expenses	304.0	87.7	220.0	—	21.7		—	633.4
Depreciation and depletion	135.3	51.1	44.6	—	6.6	(b)	51.0	288.6

Earnings from mine operations	457.1	63.8	46.2	—	27.9		(51.0)	544.0
Corporate administration	29.9	13.0	4.4	3.2	2.3		—	52.8
Resource development, technology and other	—	—	23.5	—	—		—	23.5
Exploration	8.0	9.5	22.0	0.8	0.4	(f)	11.6	52.3

Earnings (loss) from operations	419.2	41.3	(3.7)	(4.0)	25.2		(62.6)	415.4
OTHER INCOME (EXPENSE)
Interest and other	19.9	(0.3)	(1.7)	(0.2)	0.4	(c),(h)	(43.7)	(25.6)
Stock-based compensation expense	(13.9)	(3.9)	—	(1.2)	(0.2)	(g)	(1.2)	(20.4)
Dilution gain	18.7	—	—	—	—		—	18.7
Corporate transaction costs	(3.6)	—	—	—	—		—	(3.6)

	21.1	(4.2)	(1.7)	(1.4)	0.2		(44.9)	(30.9)

Earnings (loss) before taxes and non-controlling interests	440.3	37.1	(5.4)	(5.4)	25.4		(107.5)	384.5
Income and mining taxes	(142.4)	(10.0)	(1.9)	—	(8.0)	(e)	37.4	(124.9)

Earnings (loss) before non- controlling interests	297.9	27.1	(7.3)	(5.4)	17.4		(70.1)	259.6
Non-controlling interests	(12.2)	—	—	—	(0.3)	(d)	3.5	(9.0)

Net earnings (loss)	$285.7	$27.1	$(7.3)	$(5.4)	$17.1		$(66.6)	$250.6

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC.
Notes to the Pro Forma Condensed Consolidated Financial Statements
Six months ended June 30, 2006 and year ended December 31, 2005
(Unaudited)
(Tabular amounts expressed in millions of United States dollars unless otherwise stated, except per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated balance sheet of Goldcorp Inc. (the “Company” or “Goldcorp”) as at June 30, 2006 and unaudited pro forma consolidated statements of operations for the six month period ended June 30, 2006 and for the year ended December 31, 2005 have been prepared by management of Goldcorp, in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), for illustrative purposes only, to show the effect of the plan of arrangement entered into with Glamis Gold Ltd. (“Glamis”) whereby Glamis’ common shareholders will exchange each Glamis common share for 1.69 common shares of Goldcorp and Cdn.$0.0001 in cash resulting in the acquisition of Glamis by Goldcorp.

In addition, these unaudited pro forma financial statements show the effects of the agreement entered into by Goldcorp with Barrick Gold Corporation (“Barrick”) that resulted in the purchase of certain operations and projects of Placer Dome Inc. (“Placer Dome”) on May 12, 2006, the acquisition by Glamis of Western Silver Corporation (“Western Silver”) on May 3, 2006 and the acquisition by Goldcorp of Wheaton River Minerals Ltd. (“Wheaton”) on February 14, 2005 as if they had occurred on January 1, 2005. These pro forma consolidated financial statements have been compiled from, and include:

(a)	A pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Goldcorp as at June 30, 2006 and the unaudited consolidated balance sheet of Glamis as at June 30, 2006.

(b)	A pro forma consolidated statement of operations for the six months ended June 30, 2006 combining:

(i)	the unaudited consolidated statement of operations of Goldcorp for the six months ended June 30, 2006;

(ii)	the unaudited consolidated statement of operations of Glamis for the six months ended June 30, 2006;

(iii)	the unaudited combined statement of operations for the three month period ended March 31, 2006 and the unaudited results of operations for the period from April 1, 2006 to the date of acquisition by Goldcorp of May 12, 2006 of the Placer Dome Operations and projects; and

(iv)	the unaudited consolidated statement of operations for the three month period ended March 31, 2006 converted to U.S. dollars based on the Canadian/ U.S. dollar average exchange rate for the three month period ended March 31, 2006 and the unaudited results of operations for the period from April 1, 2006 to the date of acquisition by Glamis of May 3, 2006 of Western Silver.

(c)	A pro forma consolidated statement of operations for the year ended December 31, 2005 combining:

(i)	the audited consolidated statement of operations of Goldcorp for the year ended December 31, 2005;

(ii)	the audited consolidated statement of operations of Glamis for the year ended December 31, 2005;

(iii)	the audited combined statement of operations of the Placer Dome Operations and projects for the year ended December 31, 2005;

(iv)	the audited consolidated statement of operations of Western Silver for the year ended September 30, 2005 and the interim unaudited consolidated statement of operations of Western Silver for the three month periods ended December 31, 2005 and 2004 converted to U.S. dollars based on the Canadian/ U.S. dollar average exchange rate for the year ended December 31, 2005; and

(v)	the unaudited operations of Wheaton for the period from January 1, 2005 to the date of acquisition of February 14, 2005.

The pro forma consolidated balance sheet as at June 30, 2006 has been prepared as if the transactions described in Note 3 had occurred on June 30, 2006. The pro forma consolidated statements of operations for the six months ended June 30, 2006 and for the year ended December 31, 2005 have been prepared as if the transactions described in Note 3 had occurred on January 1, 2005.

It is management’s opinion that these pro forma consolidated financial statements present in all material respects, the transactions, assumptions, and adjustments described in Note 3 and 4, in accordance with Canadian GAAP. The accounting policies used in the preparation of these statements are consistent with Goldcorp’s accounting policies for the year ended December 31, 2005. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Goldcorp which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Goldcorp, Glamis and Western Silver consolidated financial statements and the Placer Dome Operations and projects combined financial statements have been reclassified to provide a consistent format.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Goldcorp, Glamis, the Placer Dome Operations and projects, Western Silver and Wheaton.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of this unaudited pro forma consolidated financial statement information are those set out in Goldcorp’s audited consolidated financial statements for the year ended December 31, 2005. In preparing the unaudited pro forma consolidated financial information a review was undertaken to identify Glamis, Placer Dome and Western Silver accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after consummation and integration of the proposed acquisitions. The significant accounting policies of Goldcorp conform in all material respects to those of Glamis, Placer Dome and Western Silver, except as noted in Note 4 for Western Silver.

3.	BUSINESS ACQUISITIONS

(a) Agreement with Glamis

On August 31, 2006, Goldcorp and Glamis announced that the respective boards of directors had agreed to combine Goldcorp and Glamis. A special meeting of shareholders of Glamis will be held to seek shareholder approval of the proposed transaction on October 26, 2006. Each Glamis common share will be exchanged for 1.69 Goldcorp common shares and Cdn.$0.0001 in cash. All outstanding Glamis stock appreciation rights (“SARs”) will be exercised by the holders into Glamis shares such that holders of the SARs will receive Goldcorp shares and cash at the same share exchange ratio. As a result of the proposed transaction, the combined company will be held approximately 60% by existing Goldcorp shareholders and approximately 40% by existing Glamis shareholders. Each Glamis stock option which gives the holder the right to acquire shares in the common stock of Glamis when presented for execution will be exchanged for a stock option which will give the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree.

The unaudited pro forma consolidated financial information assumes the cost of acquisition will include the fair value of the Goldcorp shares issued is based on the deemed issuance of 281.9 million Goldcorp common shares at $28.71, plus stock appreciation rights of Glamis exercised for 0.5 million common shares of Goldcorp at $28.71, plus 5.8 million stock options of Glamis exchanged for those of Goldcorp with a fair value of $109.3 million, cash of $15 thousand plus Goldcorp’s transaction costs of $20.0 million, equalling a total purchase price of $8.2 billion. The price of the Goldcorp common shares was calculated as the average share price of Goldcorp two days before, the day of, and two days after the date of announcement. The stock options have been valued using the Black-Scholes option pricing model.

Goldcorp has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the income statement. Therefore, after reflecting the pro forma purchase adjustments identified to date, the excess of the purchase consideration over the adjusted book values of Glamis’ assets and liabilities has been presented as “unallocated purchase price.” Goldcorp is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of mining interests, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in the consolidated income statements of Goldcorp for periods after the date of acquisition. Goldcorp estimates that a $100 million adjustment to the carrying amount of mining interests of Glamis would result in a corresponding adjustment to pre-tax amortization expense in the pro forma condensed consolidated statement of operations by approximately $6.25 million for the six months ended June 30, 2006 and approximately $12.5 million for the year ended December 31, 2005. No pro forma adjustments have been reflected for any changes in future tax assets or liabilities that would result from recording Glamis’ identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Purchase price
281.9 million common shares of Goldcorp and cash	$8,092.5
0.5 million common shares of Goldcorp on exercise of Glamis stock appreciation rights	15.0
Stock options of Glamis exchanged for those of Goldcorp	109.3
Acquisition costs	20.0

$8,236.8

Net assets acquired
Current assets	$110.0
Other assets	27.7
Mining interests	2,062.0
Liabilities	(615.1)
Unallocated purchase price	6,652.2

$8,236.8

(b) Agreement with Barrick

On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion and cash on hand. Goldcorp has acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp has also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome Operations as the acquiree. The results of operations of the Placer Dome Operations have been included in the consolidated financial statements of Goldcorp from May 12, 2006.

The preliminary allocation of the purchase price of the Placer Dome Operations is summarized in the following table and is subject to adjustment:

Purchase price, subject to final adjustments
Cash	$1,589.9
Acquisition costs	9.9

$1,599.8

Net assets acquired
Current assets	$54.8
Other assets	13.5
Mining interests	1,389.8
Current liabilities	(56.4)
Future income tax liabilities	(273.6)
Reclamation and closure cost obligations	(80.7)
Goodwill	552.4

$1,599.8

For the purposes of these pro forma condensed consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time of these pro forma condensed consolidated financial statements. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the accounting pronouncement relating to Mining Assets — Impairment and Business Combination (Emerging Issues Committee Abstract 152). Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

(c) Acquisition of Western Silver Corporation

On May 3, 2006, Glamis acquired all the issued and outstanding shares of Western Silver pursuant to a plan of arrangement. Glamis exchanged 0.688 of a common share of Glamis for each issued Western Silver share. Prior to Glamis’ acquisition of all of the issued and outstanding shares of Western Silver, Western Silver transferred approximately Cdn.$37.0 million in cash and two properties located in Canada and Mexico to a new exploration company, named Western Copper Corporation (“Western Copper”). The shareholders of Western Silver received, in addition to the 0.688 of a common share of Glamis, one share of Western Copper for each share of Western Silver owned. Glamis retains a right to acquire a 5% stake in Western Copper.

This business combination has been accounted for as a purchase transaction, with Glamis being identified as the acquirer and Western Silver as the acquiree. The results of operations of Western Silver have been included in the consolidated financial statements of Glamis from May 3, 2006.

The preliminary allocation of the purchase price of Western Silver is summarized in the following table and is subject to adjustment:

Purchase price
33.9 million common shares of Glamis	$994.7
Stock options of Glamis exchanged for those of Western Silver	29.2
Acquisition costs	12.0

$1,035.9

Net assets acquired
Mining interests	$1,432.4
Future income tax liabilities	(396.5)

$1,035.9

(d) Acquisition of Wheaton River Minerals Ltd.

On December 6, 2004, Goldcorp and Wheaton issued a joint press release announcing a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp take-over bid circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of a special dividend resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants — an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at the special meeting of shareholders, approximately 65% of Goldcorp shareholders who voted were in favour of approval of the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, approximately 70% of the outstanding Wheaton common shares (403,165,952 shares) were tendered to Goldcorp’s offer. This satisfied the minimum two-thirds bid requirement under the terms of the offer to acquire Wheaton. On the same day, Goldcorp extended the offer expiry date to February 28, 2005 to give remaining Wheaton shareholders more time to tender their shares. With conditions met, the special $0.50 per share dividend, totaling approximately $95 million, payable to Goldcorp shareholders of record on February 16, 2005, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares. Goldcorp and a subsidiary entered into a series of transactions with Wheaton that resulted in Goldcorp owning 100% of Wheaton common shares on April 15, 2005. Further, the series of transactions resulted in each Wheaton warrant or stock option, which gives the holder the right to acquire common shares of Wheaton, being exchanged for a warrant or stock option of Goldcorp which gives the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares. The Wheaton options and warrants have been included as part of the purchase price consideration.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree.

The allocation of the purchase price is summarized in the table below:

Purchase price
143.8 million common shares of Goldcorp	$1,887.4
Stock options and warrants of Goldcorp exchanged for those of Wheaton	321.6
Acquisition costs	26.0

$2,235.0

Net assets acquired
Cash and short-term investments	$168.7
Marketable securities	4.3
Other non-cash working capital	0.8
Mining interests	2,502.1
Silver purchase contract	77.5
Stockpiled ore, non-current	55.3
Other long-term assets	3.8
Future income taxes, net	(631.8)
Reclamation, closure costs and obligations	(24.5)
Employee future benefits and other	(5.3)
Other liabilities	(10.3)
Non-controlling interests	(54.9)
Goodwill	149.3

$2,235.0

The fair value of the Goldcorp shares issued is based on the deemed issuance of 143.8 million Goldcorp common shares at $13.13 being the average share price of Goldcorp two days before, the day of, and two days after February 8, 2005, the day when the special $0.50 dividend was announced in connection with the offer to acquire Wheaton, adjusted for the special $0.50 dividend.

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma consolidated balance sheet reflects the following adjustments as if the transaction with Glamis had occurred on June 30, 2006:

(a)	To record the acquisition of Glamis at a purchase price of $8,236.8 million.

Pro forma adjustments to consolidated statements of operations

The unaudited pro forma consolidated statements of operations reflect the following adjustments as if the acquisitions of Glamis, certain Placer Dome Operations, Western Silver and Wheaton had occurred on January 1, 2005:

(b)	To record adjustments to depletion expense resulting from adjustments to asset carrying values in the purchase allocations relating to the Placer Dome Operations and Wheaton assets.

(c)	An increase in interest expense of $15.9 million for the six month period ended June 30, 2006 and $42.4 million for the year ended December 31, 2005 to reflect the interest expense on the long-term debt of $850 million taken to partially finance the acquisition of the Placer Dome Operations.

(d)	To reverse the non-controlling interest share of income arising from Goldcorp owning 82% of Wheaton between February 15, 2005 and April 15, 2005.

(e)	To record the tax effect of the pro forma adjustments at 40%.

(f)	An increase in exploration expense by Western Silver of $11.6 million for the year ended December 31, 2005 to conform with Goldcorp’s accounting policy of expensing exploration expenditures on properties not advanced enough to identify their development potential. A positive economic analysis was completed by Western Silver in November 2005 on its Peñasquito property at which time, under Goldcorp’s accounting policy, further development costs would be capitalized. Accordingly, no adjustment is required in the pro forma consolidated statement of operations for the six months ended June 30, 2006.

(g)	An increase in stock-based compensation of $0.2 million for the six months ended June 30, 2006 and $1.2 million for the year ended December 31, 2005 deferred by Western Silver to properties in the exploration stage which would be expensed under Goldcorp’s accounting policies.

(h)	The reduction of interest income of Western Silver to $Nil from $0.6 million and $1.3 million, respectively, for the six months ended June 30, 2006 and for the year ended December 31, 2005, as Glamis did not acquire cash assets as part of the Western Silver transaction.

5.	PRO FORMA EARNINGS PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2005.

Basic earnings per share

	Six months	Year
	ended	ended
	June 30,	December 31,
	2006	2005

Weighted average number of Goldcorp shares outstanding for the period	361.2	314.3
Adjustment to reflect acquisition of Glamis, effective January 1, 2005	282.4	282.4
Adjustment to reflect asset acquisition of Éléonore Gold project effective January 1, 2005	9.5	19.3
Adjustment to reflect acquisition of 100% of Wheaton, effective January 1, 2005	—	21.6
Adjustment to reflect exercise of 166.6 million warrants effective January 1, 2005	45.6	54.2

Pro forma weighted average number of shares outstanding for the period	698.7	691.8

Pro forma adjusted net earnings	$231.0	$250.6

Pro forma adjusted basic earnings per share	$0.33	$0.36

Diluted earnings per share

	Six months	Year
	ended	ended
	June 30,	December 31,
	2006	2005

Pro forma average number of Goldcorp shares outstanding for the period	698.7	691.8
Dilutive effect of stock options, warrants and restricted share units	11.0	9.1

Pro forma average number of Goldcorp shares outstanding for the period — diluted	709.7	700.9

Pro forma adjusted net earnings	$231.0	$250.6

Pro forma adjusted earnings per share — diluted	$0.33	$0.36

GOLDCORP INC. — Schedule I
Pro Forma Consolidated Financial Statements
Statement of Operations of Placer Dome Operations and Projects
For the period from January 1, 2006 to May 12, 2006
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)
Schedule I

	Period from	Period from	Period from
	January 1,	April 1,	January 1,
	2006 to	2006 to	2006 to
	March 31,	May 12,	May 12,
	2006	2006	2006

REVENUES	$87.0	$43.4	$130.4

Operating expenses	62.1	23.9	86.0
Depreciation and depletion	11.8	5.0	16.8

Earnings from mine operations	13.1	14.5	27.6
Corporate administration	1.0	0.2	1.2
Resource development, technology and other	1.2	2.3	3.5
Exploration	6.6	2.2	8.8

Earnings from operations	4.3	9.8	14.1

OTHER INCOME (EXPENSE) Interest and other	(29.6)	(5.3)	(34.9)

(Loss) earnings before taxes	(25.3)	4.5	(20.8)
Income taxes	(51.9)	(3.9)	(55.8)

Net (loss) earnings	$(77.2)	$0.6	$(76.6)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC. — Schedule II
Pro Forma Consolidated Financial Statements
Statement of Operations of Western Silver Corporation
For the period from January 1, 2006 to May 3, 2006
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)
Schedule II

	Period from		Period from	Period from	Period from
	January 1,		January 1,	April 1,	January 1,
	2006 to		2006 to	2006 to	2006 to
	March 31,	Exchange	March 31,	May 3,	May 3,
	2006	rate	2006	2006	2006

	Cdn$	(i)	US$	US$	US$
OPERATING EXPENSES
Corporate administration	$1.7	1.1545	$1.5	$0.7	$2.2
Exploration	0.2	1.1545	0.2	0.1	0.3

	(1.9)		(1.7)	(0.8)	(2.5)

OTHER INCOME (EXPENSE)
Interest and other	0.4	1.1545	0.4	0.2	0.6
Stock-based compensation expense	(0.3)	1.1545	(0.2)	—	(0.2)

	0.1		0.2	0.2	0.4

Net loss	$(1.8)	1.1545	$(1.5)	$(0.6)	$(2.1)

(i)	Based on the average Canadian/ U.S. dollar exchange rate for the period from January 1, 2006 to March 31, 2006
See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

GOLDCORP INC. — Schedule III
Pro Forma Consolidated Financial Statements
Statement of Operations of Western Silver Corporation
For the year ended December 31, 2005
(Unaudited)
(Expressed in millions of United States dollars unless otherwise stated)
Schedule III

		Three months ended
	Year ended			Year ended		Year ended
	September 30,	December 31,	December 31,	December 31,	Exchange	December 31,
	2005	2005	2004	2005	rate	2005

	Cdn$	Cdn$	Cdn$	Cdn$	(i)	US$
OPERATING EXPENSES
Corporate administration	$3.3	$1.0	$0.4	$3.9	1.2114	$3.2
Exploration	0.9	0.2	0.1	1.0	1.2114	0.8

	(4.2)	(1.2)	(0.5)	(4.9)		(4.0)

OTHER INCOME (EXPENSE)
Interest and other	(0.5)	0.4	0.1	(0.2)	1.2114	(0.2)
Stock-based compensation expense	(1.5)	(0.3)	(0.4)	(1.4)	1.2114	(1.2)

	(2.0)	0.1	(0.3)	(1.6)		(1.4)

Net loss	$(6.2)	$(1.1)	$(0.8)	$(6.5)		$(5.4)

(i)	Based on the average Canadian/ U.S. dollar exchange rate for the period from January 1, 2005 to December 31, 2005
See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

APPENDIX C
PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE ONE
DEFINITIONS AND INTERPRETATION
Section 1.01 Definitions
      In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“affiliate” shall have the meaning ascribed to such term under the BCBCA;

(b)	“Arrangement” means the arrangement under the provisions of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(c)	“Arrangement Agreement” means the amended and restated arrangement agreement dated as of August 30, 2006 between Goldcorp and Glamis, as amended, amended and restated or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(d)	“BCBCA” means the Business Corporations Act (British Columbia);

(e)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)	“Canadian Resident” means a beneficial owner of Glamis Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(g)	“Converted Goldcorp Option” shall have the meaning ascribed thereto in subsection 3.01(c) hereof;

(h)	“Court” means the Supreme Court of British Columbia;

(i)	“Depositary” means CIBC Mellon Trust Company or any other trust company, bank or financial institution agreed to in writing between Goldcorp and Glamis for the purpose of, among other things, exchanging certificates representing Glamis Common Shares for Goldcorp Common Shares in connection with the Arrangement;

(j)	“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Glamis Common Shares to exercise the right of dissent in respect of such Glamis Common Shares in connection with the Arrangement, as modified by Article 4 hereof, the Interim Order and the Final Order;

(k)	“Dissenting Shareholder” means a registered holder of Glamis Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who is ultimately entitled to be paid fair value for their Glamis Common Shares;

(l)	“Effective Date” means the date designated by Goldcorp and Glamis by notice in writing as the effective date of the Arrangement, after all of the conditions of the Arrangement Agreement and the Final Order have been satisfied or waived;

(m)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;

(n)	“Eligible Holder” means a beneficial holder of Glamis Common Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(o)	“Eligible Non-Resident” means a beneficial holder of Glamis Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose Glamis Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(p)	“Final Order” means the order of the Court approving the Arrangement, including all amendments thereto, pursuant to section 291 of the BCBCA or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(q)	“Former Glamis Shareholders” means the holders of Glamis Common Shares immediately prior to the Effective Time;

(r)	“Glamis” means Glamis Gold Ltd., a company existing under the BCBCA;

(s)	“Glamis Common Shares” means the issued and outstanding common shares of Glamis;

(t)	“Glamis Meeting” means the special meeting of the holders of Glamis Common Shares held to consider and approve, among other things, the Arrangement;

(u)	“Glamis Options” means the outstanding options to purchase Glamis Common Shares issued pursuant to the Glamis Share Option Plan and otherwise;

(v)	“Glamis Share Option Plan” means the Incentive Share Option Plan of Glamis dated September 30, 1995, as amended, and the Glamis-Western Silver Option Exchange Plan, collectively;

(w)	“Goldcorp” means Goldcorp Inc., a corporation existing under the Business Corporations Act (Ontario);

(x)	“Goldcorp Common Shares” means the common shares in the authorized share capital of Goldcorp;

(y)	“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(z)	“Interim Order” means the interim order of the Court, including any amendment thereto, made pursuant to section 291 of the BCBCA made in connection with the Arrangement;

(aa)	“Meeting Date” means the date of the Glamis Meeting;

(bb)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(cc)	“Proxy Circular” means the management information circular of Glamis prepared for the Glamis Meeting;

(dd)	“Section 85 Election” shall have the meaning ascribed thereto in section 3.02(c);

(ee)	“Share Exchange Ratio” shall have the meaning ascribed thereto in section 3.01(a);

(ff)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time; and

(gg)	“Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.
In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.
Section 1.02 Interpretation Not Affected by Headings
      The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
Section 1.03 Number, Gender and Persons
      In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.
Section 1.04 Date for any Action
      If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References
      Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
Section 1.06 Currency
      Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.
ARTICLE TWO
ARRANGEMENT AGREEMENT
Section 2.01 Arrangement Agreement
      This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.
ARTICLE THREE
ARRANGEMENT
Section 3.01 Arrangement
      At the Effective Time, the following shall occur and be deemed to occur without any further act or formality simultaneously:

(a)	each Glamis Common Share held by a Former Glamis Shareholder (other than a Dissenting Shareholder or Goldcorp or any subsidiary of Goldcorp) shall be transferred to Goldcorp and in consideration thereof Goldcorp shall issue Goldcorp Common Shares on the basis of 1.69 fully paid and non-assessable Goldcorp Common Shares (the “Share Exchange Ratio”) and $0.0001 in cash for each Glamis Common Share, subject to sections 3.03, 3.04 and Article 5 hereof;

(b)	each Glamis Common Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Goldcorp and Goldcorp shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as holders of Glamis Common Shares and Goldcorp shall be recorded as the registered holder of the Glamis Common Shares so transferred and shall be deemed to be the legal owner of such Glamis Common Shares; and

(c)	each Glamis Option outstanding immediately before the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted Goldcorp Option”) to acquire (on the same terms and conditions as were applicable to such Glamis Option immediately before the Effective Time under the relevant Glamis Share Option Plan under which it was issued and the agreement evidencing the grant thereof and, in particular, but without limitation, if the Glamis Option is deemed to vest at the Effective Time in accordance with the Glamis Share Option Plan or such agreement, then the Converted Goldcorp Option shall be fully vested) the number (rounded down to the nearest whole number) of Goldcorp Common Shares equal to the product of: (A) the number of Glamis Common Shares subject to such Glamis Option immediately before the Effective Time and (B) the Share Exchange Ratio. The exercise price per Goldcorp Common Share subject to any such Converted Goldcorp Option shall be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Glamis Common Share subject to such Glamis Option immediately before the Effective Time divided by (B) the Share Exchange Ratio, provided that the exercise price otherwise determined shall be increased to the extent, if any, required to ensure that the In the Money Amount of the Converted Goldcorp Option immediately after the exchange is equal to the In the Money Amount of the exchanged Glamis Option immediately before the exchange.
Section 3.02 Post-Effective Time Procedures

(a)	On or promptly after the Effective Date, Goldcorp shall deliver or arrange to be delivered to the Depositary certificates representing the Goldcorp Common Shares required to be issued to Former Glamis Shareholders and the requisite cash required to be paid to Former Glamis Shareholders in accordance with the provisions of section 3.01 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Glamis Shareholders for distribution to such Former Glamis Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, Former Glamis Shareholders shall be entitled to receive delivery of the certificates representing the Goldcorp Common Shares and a cheque for the cash consideration to which they are entitled pursuant to subsection 3.01(a) hereof.

(c)	An Eligible Holder whose Glamis Common Shares are exchanged for Goldcorp Common Shares and cash pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing two signed copies of the necessary election forms to an appointed representative, as directed by Goldcorp, within 90 days after the Effective Date, duly completed with the details of the number of Glamis Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Goldcorp shall, within 90 days after receiving the election forms, and subject to such election forms being correct and complete and complying with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Former Glamis Shareholder for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Neither Glamis, Goldcorp nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Goldcorp or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)	Upon receipt of a letter of transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Goldcorp will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable) to the Eligible Holder.

Section 3.03 No Fractional Goldcorp Common Shares
      No fractional Goldcorp Common Shares shall be issued to Former Glamis Shareholders. The number of Goldcorp Common Shares to be issued to Former Glamis Shareholders shall be rounded up to the nearest whole Goldcorp Common Share in the event that a Former Glamis Shareholder is entitled to a fractional share representing 0.5 or more of a Goldcorp Common Share and shall be rounded down to the nearest whole Goldcorp Common Share in the event that a Former Glamis Shareholder is entitled to a fractional share representing less than 0.5 of a Goldcorp Common Share.
Section 3.04 Fractional Cash Consideration
      Any cash consideration owing to a Former Glamis Shareholder shall be rounded up to the next whole cent.
ARTICLE FOUR
DISSENT PROCEDURES
Section 4.01 Dissent Procedures
      Holders of Glamis Common Shares may exercise Dissent Procedures with respect to Glamis Common Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA must be sent to Glamis by holders who wish to dissent at least two days before the Glamis Meeting or any date to which the Glamis Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Glamis Common Shares, which fair value shall be the fair value of such shares immediately before the passing by the holders of the Glamis Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Goldcorp; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Glamis Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Glamis Common Shares and shall be entitled to receive only the consideration contemplated in subsection 3.01(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall Goldcorp, Glamis or any other person be required to recognize holders of Glamis Common Shares who exercise Dissent Procedures as holders of Glamis Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Glamis Common Shares who exercise Dissent Procedures shall be deleted from the central securities register as holders of Glamis Common Shares at the Effective Time.
ARTICLE FIVE
DELIVERY OF GOLDCORP COMMON SHARES
Section 5.01 Delivery of Goldcorp Common Shares

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Glamis Common Shares that were exchanged for Goldcorp Common Shares in accordance with section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Glamis Common Shares formerly represented by such certificate under the BCBCA and the articles of Glamis and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Goldcorp Common Shares that such holder is entitled to receive in accordance with section 3.01 hereof and a cheque for the cash consideration to which such holder is entitled.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Glamis Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Goldcorp Common Shares and the cash consideration that the holder of such certificate is entitled to receive in accordance with section 3.01 hereof.
Section 5.02 Lost Certificates
      In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Glamis Common Shares that were exchanged for Goldcorp Common Shares and the cash consideration in accordance with section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Goldcorp Common Shares and a cheque in the amount of the cash consideration that such holder is entitled to receive in accordance with section 3.01 hereof. When authorizing such delivery of a certificate representing the Goldcorp Common Shares and the cash consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Goldcorp Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such Goldcorp Common Shares and cheque, give a bond satisfactory to Goldcorp and the Depositary in such amount as Goldcorp and the Depositary may direct, or otherwise indemnify Goldcorp and the Depositary in a manner satisfactory to Goldcorp and the Depositary, against any claim that may be made against Goldcorp or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Glamis.
Section 5.03 Distributions with Respect to Unsurrendered Certificates
      No dividend or other distribution declared or made after the Effective Time with respect to Goldcorp Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Glamis Common Shares unless and until the holder of such certificate shall have complied with the provisions of section 5.01 or section 5.02 hereof. Subject to applicable law and to section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Goldcorp Common Shares and a cheque for the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Goldcorp Common Shares.
Section 5.04 Withholding Rights
      Goldcorp and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Glamis Shareholder such amounts as Goldcorp or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Glamis Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.
Section 5.05 Limitation and Proscription
      To the extent that a Former Glamis Shareholder shall not have complied with the provisions of section 5.01 or section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Goldcorp Common Shares that such Former Glamis Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Goldcorp Common Shares, together with the cash consideration to which such Former Glamis Shareholder was entitled, shall be delivered to Goldcorp by the Depositary and the share certificates shall be cancelled by Goldcorp, and the interest of the Former Glamis Shareholder in such Goldcorp Common Shares and the cash consideration to which it was entitled shall be terminated as of such final proscription date.
ARTICLE SIX
AMENDMENTS
Section 6.01 Amendments to Plan of Arrangement

(a)	Goldcorp and Glamis reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Goldcorp and Glamis, (iii) filed with the Court and, if made following the Glamis Meeting, approved by the Court, and (iv) communicated to holders or former holders of Glamis Common Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Glamis at any time prior to the Glamis Meeting provided that Goldcorp shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Glamis Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Glamis Meeting shall be effective only if: (i) it is consented to in writing by each of Goldcorp and Glamis; and (ii) if required by the Court, it is consented to by holders of the Glamis Common Shares voting in the manner directed by the Court.

APPENDIX D
OPINION OF ORION SECURITIES INC.
August 30th, 2006
Board of Directors of
Glamis Gold Ltd.
5190 Neil Road
Suite 310
Reno, Nevada
89502
Dear Sirs and Mesdames:
      Orion Securities Inc. (“Orion”) understands that Glamis Gold Ltd. (“Glamis” or the “Company”) proposes to enter into an arrangement agreement (the “Arrangement Agreement”) to be dated August 30, 2006 with Goldcorp Inc. (“Goldcorp”) providing for the amalgamation of Glamis and a subsidiary of Goldcorp pursuant to an arrangement of Glamis to be effected under the laws of the Province of British Columbia (the “Plan of Arrangement”).
      We further understand that pursuant to the Plan of Arrangement:

(a)	Each outstanding common share of Glamis (a “Glamis Common Share” and collectively, the “Glamis Common Shares”), (other than Glamis Common Shares held by a holder who has validly exercised its dissent rights pursuant to the Plan of Arrangement or by Goldcorp or any subsidiary of Goldcorp) will be exchanged by a holder thereof for 1.69 common shares (a “Goldcorp Common Share”) of Goldcorp (“Share Exchange Ratio”);

(b)	each common share option of Glamis (a “Glamis Option” and collectively, the “Glamis Options”) outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option granted by Goldcorp (a “Converted Goldcorp Option”) to acquire (on the same terms and conditions as were applicable to such Glamis Option pursuant to the relevant Glamis option plan under which it was issued and the agreement evidencing the grant thereof prior to the Effective Time) the number (rounded down to the nearest whole number) of Goldcorp Common Shares determined by multiplying: (A) the number of Glamis Common Shares subject to such Glamis Option immediately prior to the Effective Time by (B) the Share Exchange Ratio. The exercise price per Goldcorp Common Share subject to any such Converted Goldcorp Option will be an amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Glamis Common Share subject to such Glamis Option immediately prior to the Effective Time and (B) the Share Exchange Ratio; and

(c)	Glamis shall take such action as may be required in order to ensure that: (i) all outstanding Glamis stock appreciation rights granted pursuant to the equity incentive plan of Glamis dated January 1, 2004 (the “Glamis Equity Incentive Plan”) are accelerated as to vesting and exercised at or prior to the Effective Time and (ii) all outstanding restricted Glamis Common Shares in respect of which the restricted period has not expired issued pursuant to the Glamis Equity Incentive Plan are accelerated as to vesting at or prior to the Effective Time.
      The terms of the Plan of Arrangement will be more fully described in information circular to be mailed to shareholders of Glamis in connection with the Plan of Arrangement.
      The board of directors (the “Board”) of the Company has retained Orion to provide advice and assistance to the Board in evaluating the Plan of Arrangement, including the preparation and delivery to the Board of Orion’s opinion (the “Fairness Opinion”) as to the fairness from a financial point of view of the consideration to be received by the holders of common shares of Glamis (the “Glamis Shareholders”) pursuant to the Plan of Arrangement. Orion has not prepared a valuation of Glamis or Goldcorp or any of their respective securities or assets and the Fairness Opinion should not be construed as such.
Engagement
      The Company initially contacted Orion in July, 2006 regarding a potential advisory assignment and Orion was formally engaged by the Company through an agreement between the Company and Orion dated August 29th, 2006 (the “Engagement Letter”). Orion’s services to the Company included providing financial analysis and advice on structuring, planning and negotiating a transaction with a third party and providing the Fairness Opinion. The terms of the Engagement Letter provide that Orion will receive a fee for its services contingent upon successful completion of this transaction. In addition, Orion is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.
      Orion consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the information circular of the Company to be mailed to Glamis Shareholders in connection with the Plan of Arrangement and to the filing thereof, as necessary, by the Company with the securities commissions of similar securities regulatory authorities in Canada and the United States.
      In the past, Orion has provided financial advisory services to the Board of the Company and financing services to the Company in connection with a public offering of common shares of Glamis in December 2002, and in connection with advising Glamis on its acquisition of Western Silver Corp. in March 2006.
Other
      Orion is not an insider, associate, or affiliate of Glamis or Goldcorp and is not an advisor to any person or company other than to Glamis with respect to the Plan of Arrangement. Orion has not entered into any other agreements or arrangements with Glamis or Goldcorp or any of their affiliates with respect to any future dealings. Orion, however, acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company and Goldcorp or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Orion conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Goldcorp or the Plan of Arrangement.
Credentials of Orion Securities
      Orion is one of Canada’s leading independent investment banking firms, with operations in all facets of corporate finance, mergers and acquisitions, equity sales and trading and equity research. The Fairness Opinion expressed herein represents the opinion of Orion and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.
Scope of Review and Approach to Analysis
      In arriving at its opinion, Orion has (i) reviewed and analyzed the most recent draft of the Arrangement Agreement dated August 29, 2006 and the terms of the Plan of Arrangement; (ii) reviewed and analyzed certain publicly available financial statements and other information of the Company and Goldcorp as well as other information relating to the Company and Goldcorp provided by the Company; (iii) performed a comparison of the multiples implied under the terms of the Plan of Arrangement to an analysis of recent precedent transactions involving companies we deemed relevant and the consideration received for such companies; (iv) performed a comparison of the consideration to be received by Glamis Shareholders under the terms of the Plan of Arrangement to the recent trading levels of the common shares of the Company and Goldcorp; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and Goldcorp relating to their respective businesses; (vi) reviewed historical metal commodity prices and considered the impact of various commodity pricing assumptions on the respective businesses, prospects and financial forecasts of the Company and Goldcorp; (vii) performed a comparison of the relative contribution of assets, cash flow, earnings, net asset value, production and reserves by the Company and Goldcorp to the pro forma relative ownership of Goldcorp by the Glamis Shareholders and the holders of common shares of Goldcorp assuming the Plan of Arrangement is completed; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this Fairness

Opinion. In its assessment, Orion looked at several techniques and used a blended approach to determine its opinion on the Plan of Arrangement. Orion based its Fairness Opinion upon a number of quantitative and qualitative factors. In arriving at the Fairness Opinion, Orion has attributed greater weight to certain analyses and factors that it deemed appropriate based on Orion’s experience in rendering such opinions.
      In addition, Orion has had discussions with the Company’s management, management of Goldcorp, and legal counsel concerning the Company’s business, operations, assets and financial condition and has undertaken and/or reviewed such other corporate, industry and financial market information, investigations and analyses as Orion considered necessary or appropriate under the circumstances.
      Orion has not, to the best of its knowledge, been denied access by the Company to any information requested by Orion.
      This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the “IDA”) but the IDA has not been involved in the preparation or review of this Fairness Opinion.
Assumptions and Limitations
      With the Board’s approval, Orion has assumed and relied upon, without independent verification, the completeness, accuracy and fair presentation of all of the information (financial or otherwise) data, documents, opinions, appraisals, valuations or other information and materials of whatsoever nature or kind reviewed by Orion and all information respecting the Plan of Arrangement, the Company and its subsidiaries and Goldcorp and its subsidiaries (collectively, the “Information”) obtained by Orion from public sources and from senior management of the Company and its consultants and advisers. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information.
      Senior officers of the Company have represented to Orion in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company to Orion relating to the Company or the Plan of Arrangement for the purpose of preparing this Fairness Opinion was, at the date the Information was provided to Orion, and is, except as has been disclosed in writing to Orion, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the Securities Act (Ontario) (the “Act”)) in respect of the Company or the Plan of Arrangement or omit to state a material fact, necessary to make the Information not misleading in light of the circumstances under which the Information was provided; and (ii) since the dates on which the Information was provided to Orion, except as has been disclosed in writing to Orion, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company.
      Orion has assumed that all of the conditions required to implement the Plan of Arrangement will be met. Orion has not been asked to prepare and has not prepared, in connection with the delivery of the Fairness Opinion, a formal valuation of the Company or any of its assets or securities and the Fairness Opinion should not be construed as such.
      Orion has not conducted an investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Goldcorp or any of its subsidiaries (other than as set forth in this Fairness Opinion) and the Fairness Opinion should not be construed as a valuation or appraisal of any assets or securities of Goldcorp.
      The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition, financial and otherwise, of the Company, as it was reflected in the Information and as they have been represented to Orion in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, Orion made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Orion or any party involved in the Plan of Arrangement.
      The Fairness Opinion is provided to the Board for its use only and may not be relied upon by any other person. The Fairness Opinion is given as of the date hereof and Orion disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Orion’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion, including, without limitation, the terms and conditions of the Plan of

Arrangement, or if Orion learns that the Information relied upon in rendering the Fairness Opinion was inaccurate, incomplete or misleading in any material respect, Orion reserves the right to change, modify or withdraw the Fairness Opinion.
      Orion believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a Fairness Opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.
Conclusion
      Based upon and subject to the foregoing, and such other matters as Orion considered relevant, Orion is of the opinion that, as of the date hereof, the consideration to be received by the Glamis Shareholders pursuant to the terms of the Plan of Arrangement is fair from a financial point of view to the Glamis Shareholders.
Yours very truly,
ORION SECURITIES INC.

APPENDIX E
OPINION OF J.P. MORGAN SECURITIES INC.
August 30, 2006
The Board of Directors
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada 89502
Members of the Board of Directors:
      You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares (the “Company Common Shares”), of Glamis Gold Ltd. (the “Company”) of the Exchange Ratio (as defined below) in the proposed business combination (the “Transaction”) of the Company with Goldcorp Inc. (“Goldcorp”). Pursuant to the Arrangement Agreement (the “Agreement”), among the Company, Goldcorp and a subsidiary of Goldcorp, the business and assets of the Company will combine with those of Goldcorp by way of a plan of arrangement, and each outstanding Company Common Share, other than Company Common Shares held by a holder who has validly exercised dissent rights or owned by Goldcorp or any subsidiary of Goldcorp, will be exchanged for 1.69 common shares (the “Exchange Ratio”) of Goldcorp (the “Goldcorp Common Shares”).
      In arriving at our opinion, we have (i) reviewed a draft dated August 29, 2006 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and Goldcorp and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company and Goldcorp with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Shares and the Goldcorp Common Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and Goldcorp relating to their respective businesses; (vi) reviewed historical metal commodity prices and foreign exchange rates and considered the impact of various commodity pricing and foreign exchange rate assumptions on the respective businesses, prospects and financial forecasts of the Company and Goldcorp; (vii) reviewed a certificate signed by senior management of the Company attesting to the validity of the information provided to us; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
      In addition, we have held discussions with certain members of the management of the Company and Goldcorp with respect to certain aspects of the Transaction, and the past and current business operations of the Company and Goldcorp, the financial condition and future prospects and operations of the Company and Goldcorp, the effects of the Transaction on the financial condition and future prospects of the Company and Goldcorp, and certain other matters we believed necessary or appropriate to our inquiry.
      In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and Goldcorp or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or Goldcorp under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future

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results of operations and financial condition of the Company and Goldcorp to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us.
      We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Goldcorp or on the contemplated benefits of the Transaction.
      Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Shares of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We are expressing no opinion herein as to the price at which the Company Common Shares or the Goldcorp Common Shares will trade at any future time.
      In addition, we were not requested to and did not provide advice concerning the structure, the specific Exchange Ratio, or any other aspects of the Transaction, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We also note that we did not participate in negotiations with respect to the terms of the Transaction and related transactions.
      We will receive a fee from the Company for the delivery of this opinion and an additional fee if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that we or our affiliates are participants in Goldcorp’s credit facility but have no other material investment banking relationships with the Company or Goldcorp. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Goldcorp for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.
      On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Shares.
      This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,
J.P. MORGAN SECURITIES INC.

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APPENDIX F
INTERIM ORDER

NO. 5066150
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, C.57 AS AMENDED
AND
IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING
GLAMIS GOLD LTD., ITS SHAREHOLDERS
AND GOLDCORP INC.
INTERIM ORDER

BEFORE	)	MONDAY, THE 25TH DAY OF
)
MASTER DONALDSON	)	SEPTEMBER, 2006
THE APPLICATION WITHOUT NOTICE of Glamis Gold Ltd. (“Glamis”), coming on for hearing at Vancouver, British Columbia on Monday, the 25th day of September, 2006 and on hearing R. Jennifer Smith, counsel for the Petitioner, and S.A. Dawson, counsel for Goldcorp Inc.
THIS COURT ORDERS THAT:
THE MEETING
A.     Glamis Gold Ltd. (“Glamis”) is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the common shareholders of Glamis (the “Glamis Shareholders”) to be held at 9:30 a.m. on October 26, 2006, at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia or at such other location in Vancouver, British Columbia to be determined by Glamis.
B.     At the Meeting, Glamis Shareholders will, inter alia, consider, and if deemed advisable, approve a special resolution (the “Arrangement Resolution”) adopting, with or without amendment, the arrangement (the “Arrangement”) involving Glamis, the Glamis Shareholders and Goldcorp Inc. (“Goldcorp”) set forth in the plan of arrangement (the “Plan of Arrangement”), a copy of which is attached as Appendix “C” to the Information Circular (the “Information Circular”) attached as Exhibit “A” to the Affidavit #1 of Charles A. Jeannes sworn September 22, 2006 and filed herein.
C.     The Meeting will be called, held and conducted in accordance with the notice of Meeting to be delivered in substantially the form attached to and forming part of the Information Circular, and in accordance with the applicable provisions of the Business Corporations Act, (British Columbia), S.B.C. 2002, c.57, as amended (the “BCBCA”), the Articles of Glamis, the Securities Act (British Columbia), R.S.B.C. 1996, c. 418, as amended (the “Securities Act”), and related rules and policies, the terms of this Order (the “Interim Order”) and any further Order of this Court, the rulings and directions of the Chairman of the Meeting, and, to the extent of any inconsistency or discrepancy between this Order and the terms of any of the foregoing, this Order will govern.
RECORD DATE FOR NOTICE
D.     The Record Date for determination of the Glamis Shareholders entitled to receive the notice of the Meeting, Information Circular and proxy (together, the “Meeting Materials”) will be the close of business on September 26,2006 (the “Record Date’’) or such other date as the directors of Glamis may determine in accordance with the Articles of Glamis, the BCBCA and the Securities Act, and disclosed in the Meeting Materials.
NOTICE OF MEETING
E.     The Meeting Materials, with such amendments or additional documents as counsel for Glamis may advise are necessary or desirable, and that are not inconsistent with the terms of this Order, and a copy of this Order, will be sent, at least 21 clear days before the date of the Meeting, to the Glamis Shareholders who are shareholders on the Record Date and to brokerage intermediaries on behalf of beneficial Glamis Shareholders where applicable and, in the case of Glamis Shareholders who are registered Glamis Shareholders, by prepaid ordinary mail addressed to each registered Glamis Shareholder at his or her address as maintained by the registrar and transfer agent of Glamis or delivery of same by courier service or by facsimile transmission or e-mail transmission to any such Glamis Shareholder who identifies himself or herself to the satisfaction of Glamis and who requests such facsimile or e-mail transmission and, in the case of beneficial Glamis Shareholders, in the manner contemplated by National Instrument 54-101 adopted pursuant to the Securities Act and that compliance with this paragraph will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.
F.     The Meeting Materials, with such amendments or additional documents as counsel for Glamis may advise are necessary or desirable shall be sent to the holders of share purchase options of Glamis (“Glamis Option Holders”) by pre-paid ordinary mail, at least 21 clear days before the date of the Meeting at the addresses of the Glamis Option Holders as they appear on the books and records of Glamis as of the record date.
G.     The accidental omission to give notice of the Meeting or non-receipt of such notice will not invalidate any resolution passed or taken at the Meeting provided quorum requirements are met.
DEEMED RECEIPT OF MEETING MATERIALS
H.     The Meeting Materials will be deemed, for the purposes of this Order, to have been received by the Glamis Shareholders:
(a)     in the case of mailing to registered shareholders or, in the case of delivery by courier of materials to brokerage intermediaries, five days after delivery thereof to the post office or acceptance by the courier service, respectively; and
(b)     in the case of delivery by courier, facsimile transmission or e-mail transmission directly to a registered holder, the business day after such delivery or transmission of same.

PERMITTED ATTENDEES
I.     The persons entitled to attend the Meeting will be the registered and beneficial Glamis Shareholders, the officers, directors, and advisors of Glamis, representatives of Goldcorp, and such other persons who receive the consent of the Chairman of the Meeting. The only persons permitted to vote at the Meeting will be the registered and known beneficial Glamis Shareholders as of the close of business on the Record Date and their valid proxy holders as described in the Information Circular and as determined by the Chairman of the Meeting upon consultation with the Scrutineer (as hereinafter defined) and legal counsel to Glamis.
VOTING AT MEETING
J.     The requisite approval for the Arrangement Resolution will be two-thirds of the votes cast on the resolution by the Glamis Shareholders present in person or by proxy at the Meeting. Each common share of Glamis voted will carry one vote.
K.     A quorum for the Meeting will be not less than two persons being present in person or represented by proxy, holding not less than one-twentieth of the issued common shares of Glamis.
L.     In all other respects, the terms, restrictions and conditions of the constating documents of Glamis will apply in respect of the Meeting.
ADJOURNMENT OF MEETING
M.     If Glamis deems advisable, Glamis is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Glamis Shareholders respecting the adjournment or postponement and without the need for approval of the Court.
N.     The record date for Glamis Shareholders entitled to notice of and to vote at the Meeting will not change in respect of adjournments of the Meeting.

AMENDMENTS
O.     Glamis is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, provided it has obtained any required consents, and the Plan of Arrangement as so amended, revised or supplemented will be the Plan of Arrangement which is submitted to the Meeting and which will thereby become the subject of the Arrangement Resolution.
SCRUTINEER
P.     A representative of Glamis’s registrar and transfer agent (or any agent thereof) (the “Scrutineer”), will be authorized to act as scrutineer for the Meeting.
PROXY SOLICITATION
Q.     Glamis is authorized to permit the Glamis Shareholders to vote by proxy using a form of proxy that complies with the Articles of Glamis and the provisions of the BCBCA and the Securities Act relating to the form and content of proxies, and Glamis may in its discretion waive generally the time limits for deposit of proxies by Glamis Shareholders if Glamis deems it reasonable to do so.
DISSENT RIGHTS
R.     The Glamis Shareholders will, as set out in the Plan of Arrangement, be permitted to dissent from the Arrangement Resolution in accordance with the dissent procedures set forth in Division 2 of Part 8 of the BCBCA, strictly applied as modified by the Plan of Arrangement.
DELIVERY OF COURT MATERIALS
S.     Glamis will include in the Meeting Materials a copy of this Order and Notice of Hearing of Petition and will make available to any Glamis Shareholder requesting same, a copy of each of the Petition herein and the accompanying Affidavit #1 of Charles A. Jeannes (collectively the “Court Materials”).

T.     Delivery of the Court Materials given in accordance with this Order will constitute good and sufficient service of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Order and no other form of service need be made and no other material need to be served on such persons in respect of these proceedings.
FINAL APPROVAL HEARING
U.     Upon the approval of the Glamis Shareholders of the Plan of Arrangement in the matter set forth in this Order, Glamis may apply for an order of this Court approving the Plan of Arrangement (the “Final Order”), on October 27, 2006 or such later date as counsel for Glamis may be heard.
V.     Any Glamis Shareholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order provided that such Glamis Shareholder shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance together with a copy of all materials on which such Glamis Shareholder intends to rely at the application for the Final Order, including an outline of such Glamis Shareholder’s proposed submissions to the solicitors for the Petitioner at Lang Michener LLP, Barristers & Solicitors, 1500 – 1055 W. Georgia Street, Vancouver, B.C. V6E 4N7, Attention: Peter J. Reardon at or before 12 p.m. on October 20, 2006, subject to the direction of the Court.
W.     If the application for the Final Order is adjourned, only those persons who have filed and delivered an Appearance, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.
X.     The Final Order will provide the basis for Goldcorp to rely on the exemption from registration provided in Section 3(a)(10) of the Securities Act of 1933 (United States).
Y.     The Petitioner shall not be required to comply with Rules 44 and 51A in relation to the hearing for the Final Order approving the Plan of Arrangement.

VARIANCE
Z.     Glamis is at liberty to apply to this Honourable Court to vary this Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to this Order.
By the Court
Signature Not Legible

Registrar
APPROVED AS TO FORM:
Signature Not Legible

Counsel for the Petitioners
Signature Not Legible

Counsel for Goldcorp Inc.

APPENDIX G
NOTICE OF HEARING OF PETITION

NO. VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, C.57 AS AMENDED
AND
IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING
GLAMIS GOLD LTD., ITS SHAREHOLDERS
AND GOLDCORP INC.
NOTICE OF HEARING OF PETITION
TO: Glamis Shareholders
TAKE NOTICE that the application of the Petitioner, Glamis Gold Ltd. dated September 25, 2006 will be heard in chambers at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia, on October 27, 2006, at the hour of 9:45 a.m.
This matter will not be opposed.
It is estimated that the hearing will take 15 minutes.
The parties have been unable to agree as to the date of the hearing.
The parties have been unable to agree as to how long the hearing will take and

(a)	the time estimate of the applicant is 15 minutes, and

(b)	no respondent has given a time estimate.
This matter is not within the jurisdiction of a master because a final order is being sought.

Dated: September 25, 2006

Solicitor for the Petitioner

This NOTICE OF HEARING OF PETITION is prepared and delivered by Peter J. Reardon of the firm of Lang Michener llp, solicitor for the Petitioner, whose place of business and address for delivery is 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, B.C., V6E 4N7, Telephone (604) 689-9111; Fax (604) 685-7084.

G-1

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, C.57 AS AMENDED
AND
IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING
GLAMIS GOLD LTD., ITS SHAREHOLDERS
AND GOLDCORP INC.

NOTICE OF HEARING OF PETITION

Peter J. Reardon
Lang Michener LLP
1500 – 1055 W. Georgia Street
Box 11117
Vancouver, B.C. V6E 4N7
(604) 689-9111
26585-192

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APPENDIX H
COMPARISON OF SHAREHOLDER RIGHTS
Comparison of Shareholder Rights
      On completion of the Arrangement, Glamis Shareholders will become shareholders of Goldcorp. Since Goldcorp is an Ontario corporation, the rights of the shareholders of Goldcorp are governed by the applicable laws of Ontario, including the OBCA, and by Goldcorp’s articles of incorporation and by-laws. Since Glamis is a British Columbia corporation, the rights of Glamis Shareholders are governed by the BCBCA and by Glamis’ notice of articles and articles.
      The following is a summary comparison of certain of the current rights of Glamis Shareholders under the BCBCA and the Glamis notice of articles and articles, and the rights that Glamis Shareholders will have as Goldcorp Shareholders under the OBCA and the Goldcorp articles and by-laws upon completion of the Arrangement.
      The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the BCBCA, the OBCA, Glamis’ notice of articles, Glamis’ articles, Goldcorp’s articles of incorporation and Goldcorp’s by-laws.
Corporate Governance
      Glamis. The rights of Glamis Shareholders are governed by British Columbia corporate law and the notice of articles and articles of Glamis.
      Goldcorp. The rights of Goldcorp Shareholders are governed by Ontario corporate law and the articles of incorporation and by-laws of Goldcorp.
Authorized Share Capital
      Glamis. The BCBCA permits shares with or without par value.
      Goldcorp. The OBCA does not permit shares with par value.
      The authorized share capital of Goldcorp currently consists of an unlimited number of common shares. As of September 25, 2006, there were issued and outstanding 418,440,849 Goldcorp Shares, and options and warrants to acquire 20,390,876 Goldcorp Shares.
Number, Classification and Election of the Board of Directors
      Glamis. Glamis’ articles provide that the directors will determine the size of the board of directors with each director elected for a term expiring at the next succeeding annual meeting of shareholders after his or her election. The Glamis Board currently consists of seven directors.
      The Glamis Board is not divided into separate classes of directors. The Glamis articles do not permit cumulative voting for the election of directors.
      Goldcorp. Goldcorp’s articles of incorporation provide that the number of directors of the corporation shall consist of a minimum of three and a maximum of 10 members. The number of directors may be fixed by the board of directors within this range from time to time. As of the date of this Circular, the Goldcorp Board consists of ten directors.
      The Goldcorp Board is not divided into separate classes of directors and neither Goldcorp’s articles nor by-laws permit cumulative voting for the election of directors. Upon completion of the Arrangement, the Goldcorp Board will consist of ten directors, six of which will be Goldcorp nominees and four of which will be Glamis nominees.
Director Qualifications
      Glamis. Neither the articles of Glamis nor the BCBCA place any residency restrictions on the Glamis Board.
      Goldcorp. A majority of the directors of a corporation governed by the OBCA generally must be resident Canadians. The OBCA also requires that at least one-third of the directors of a corporation whose securities are publicly traded not be officers or employees of the company or any of its affiliates.

Removal of Directors
      Glamis. The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other method specified in the articles. Glamis’ articles also provide that the directors may remove a director if that director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director and does not promptly resign.
      Goldcorp. Under the OBCA, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution at an annual or special meeting, remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. Where the articles of incorporation provide for cumulative voting, a director may not be removed from office if the votes cast against the director’s removal would be sufficient to elect him or her and such votes could be voted cumulatively at an election at which the same total number of votes were cast and the number of directors required by the articles were then being elected.

Newly Created Directorships and Vacancies
      Glamis. The BCBCA provides that, unless the articles provide otherwise, vacancies on the board of directors resulting from the removal of a director (other than a director elected or appointed by holders of a class or series of shares having the exclusive right to elect or appoint a director) may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. A casual vacancy may be filled by the remaining directors. A director elected to fill a vacancy is elected for the unexpired term of his or her predecessor in office. Vacancies on the board resulting from the removal of a director elected or appointed by holders of a class or series of shares having the exclusive right to elect or appoint one or more directors will be filled by such shareholders at the meeting at which the director is removed or by those shareholders or by the remaining directors elected or appointed by those shareholders. A casual vacancy that occurs among directors elected or appointed by holders of a class or series of shares having the exclusive right to elect or appoint one or more directors may be filled by the remaining directors elected or appointed by those shareholders, or where there are no directors elected or appointed by those shareholders, by a unanimous resolution or meeting of those shareholders.
      Glamis’ articles provide the Glamis Board with the authority to appoint one or more directors to fill a casual vacancy. The directors can also appoint additional directors between annual general meetings provided that the number of directors so appointed does not exceed one-third of the number of current directors.
      Goldcorp. Under the OBCA, subject to the articles of the corporation, a vacancy among the directors may generally be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or maximum number of directors, or from a failure to elect the appropriate number of directors required by the articles. Each director appointed or elected to fill a vacancy holds office for the unexpired term of the director’s predecessor.

Meetings of the Board of Directors
      Glamis. Glamis’ articles provide that a director may, and the secretary or assistant secretary, if any, on the request of a director must, call a meeting of the Glamis Board at any time. Glamis’ articles provide that a quorum for purposes of the transaction of business may be set by the directors and, if not so set, is deemed to be a majority of the directors.
      Goldcorp. Goldcorp’s by-laws provide that the board, the chairman of the board, the president, executive vice-president or a vice-president who is a director or any one director may call a meeting of the board of directors. Under the OBCA, subject to the articles or by-laws of the corporation, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors but in no case shall a quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be. Where a corporation has fewer than three directors, all directors must be present at any meeting of directors to constitute a quorum.

      Goldcorp’s by-laws provide that quorum for meetings of directors shall be a majority of the directors then in office and or such greater number of directors as the board may determine.

Meetings of Shareholders
      Glamis. Under Glamis’ articles a general meeting must be held in British Columbia, but may be held outside if British Columbia if the location is approved by a resolution of the directors.
      Goldcorp. Subject to the articles, under the OBCA a meeting of shareholders may be held in or outside Ontario, as the directors determine or, in the absence of such a determination, at the place where the registered office of the corporation is located.
      Under the OBCA, the directors of a corporation shall call an annual meeting of shareholders not later than eighteen months after the corporation comes into existence and subsequently not later than fifteen months after holding the last preceding annual meeting and may at any time call a special meeting of shareholders. The Goldcorp by-laws provide that the annual meeting of shareholders shall be held no later than the earlier of (i) six (6) months after the end of each financial year and (ii) fifteen (15) months after the corporation’s last annual meeting of shareholders. Under the OBCA, the holders of not less than 5 per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon meeting the technical requirements of the OBCA for making such a requisition, the directors must call a meeting of shareholders and if they fail to do so within twenty-one days after receiving the requisition, any shareholder who signed the requisition may call the meeting.

Quorum for Meetings of the Shareholders
      Glamis. Glamis’ articles provide that a quorum for the transaction of business at a general meeting of shareholders is two persons who are, or who represent by proxy, shareholders who in the aggregate hold not less than 5% of the issued shares entitled to be voted at the meeting. A quorum need not be present throughout the meeting. If a quorum is not present within half an hour from the time appointed for a general meeting, the meeting stands adjourned to the same day during the next week, except that if the meeting was requisitioned by shareholders, the meeting will be dissolved. If a quorum is not present at the adjourned meeting, the persons present in person or by proxy and who are entitled to vote at the meeting will constitute quorum.
      Goldcorp. Goldcorp’s by-laws provide that the presence of at least two voting persons representing in person or by proxy, not less than 33 1/3% of the outstanding shares entitled to vote thereat will constitute a quorum for a meeting. Under the OBCA, if a quorum is present at the opening of a meeting of shareholders, the shareholders present may, unless the by-laws otherwise provide, proceed with the business of the meeting even if a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for a meeting of shareholders or within a reasonable time thereafter, the shareholders present may adjourn the meeting to a fixed time and place, but may not transact any other business.

Certain Voting Requirements
      Under the BCBCA and the OBCA, certain extraordinary corporate actions, such as certain amalgamations (other than with a direct or indirect wholly-owned subsidiary), continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations (winding-ups), dissolutions (under the OBCA only) and arrangements, require approval by special resolution. The BCBCA permits amalgamations with foreign corporations, but the OBCA does not.
      In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.
      Glamis. Under the BCBCA, a resolution passed by a special majority at a general meeting for which proper notice has been provided constitutes a special resolution. A special majority is a majority of votes, as specified by the articles, that is not less than 66 2/3% and not more than 75% of the votes cast on the resolution. Where the articles do not specify the percentage required for a special majority, a special majority is 66 2/3% of the votes cast on the resolution. A resolution consented to in writing by all of the shareholders holding shares that carry the right to vote at general meetings also constitutes a special resolution. The BCBCA permits a company to alter its articles to require certain actions to be passed by an exceptional resolution, which would require a majority of votes greater than a special majority.
      Pursuant to Glamis’ articles, a special resolution at a general meeting of Glamis must be passed by 66 2/3% of the votes cast on the resolution.
      Each Glamis Share entitles the holder to one vote on each matter upon which Glamis Shareholders have the right to vote.
      Goldcorp. Under the OBCA, a special resolution is a resolution passed at a special meeting of shareholders by at least 66 2/3% of the votes cast.
      Each common share in the capital of Goldcorp entitles the holder to one vote on each matter upon which shareholders have the right to vote.
Amendments of Articles of Incorporation
      Glamis. Under Glamis’ articles, certain amendments to the notice of articles require approval by ordinary resolution.
      Goldcorp. Under the OBCA, any amendment to the articles generally requires approval by special resolution, being a resolution passed at a special meeting of the shareholders by at least 66 2/3% of the votes cast.
Amendments of Articles (BCBCA)/ Bylaws (OBCA)
      Glamis. Under the BCBCA, except where otherwise specified in the BCBCA, a company may alter its articles by the type of resolution (special resolution or otherwise) specified by its articles. Where neither the BCBCA nor the company’s articles specify the type of resolution, the articles may be altered by special resolution.
      Goldcorp. The OBCA provides that, unless the articles or by-laws otherwise provide, the directors may, by resolution, make, amend or repeal any by-law that regulates the business or affairs of a corporation. Where the directors make, amend or repeal a by-law, they are required under the OBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, the by-law, amendment or repeal will cease to be effective on the date of the meeting of shareholders at which it should have been submitted, and no subsequent resolution of the directors to adopt, amend or repeal a by-law having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.
Oppression Remedy
      Glamis. Under the BCBCA, a shareholder has the right to apply to court on the ground (a) that the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more shareholders, or (b) that some act of the company has been done or is threatened, or that some resolution of shareholders has been passed or is proposed, that is unfairly prejudicial to one or more shareholders. The court may make such order as it sees fit.
      Goldcorp. Under the OBCA, the right to bring an oppression action extends to shareholders and former shareholders of a corporation or any of its affiliates, directors, officers or former directors or officers of a corporation or of any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring such an action and, in the case of an offering corporation, the Ontario Securities Commission.
      Such parties may apply to court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, (a) any act or omission of the corporation or its affiliates effects or threatens to effect a result, (b) the business or affairs of the corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner, or (c) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.
      The court may make such order as it sees fit.

Shareholder Derivative Actions
      Glamis. Under the BCBCA, a shareholder or director of a company may, with leave of the court, prosecute or defend an action in the name and on behalf of the company.
      Goldcorp. Under the OBCA, the right to bring an action in the name and on behalf of a corporation or any of its subsidiaries or intervene in an action to which any such corporation is a party extends to shareholders and former shareholders of a corporation or any of its affiliates, directors, officers or former directors or officers of a corporation or of any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring such an action.
Indemnification of Officers and Directors
      Glamis. Under the BCBCA, current or former directors or officers of a company or an associated corporation, or any of their heirs and personal or other legal representatives, are eligible to be indemnified by the company (“eligible party”).
      A company may indemnify an eligible party against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of certain proceedings incurred in connection with eligible proceedings and certain associated reasonable expenses. In certain circumstances, a company may advance expenses.
      A company must not indemnify an eligible party in certain circumstances, including where the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation, or where, in proceedings other than civil proceedings, the eligible party did not have reasonable grounds for believing that the eligible party’s conduct was lawful. In addition, a company must not indemnify an eligible party in proceedings brought against the eligible party by or on behalf of the company or an associated corporation.
      Goldcorp. Under the OBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (“indemnifiable person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.
      An indemnifiable person is entitled to indemnification from the corporation under the OBCA if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfills the conditions set out in (i) and (ii) above. With court approval a corporation may also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set forth in (i) and (ii), above.

APPENDIX I
DISSENT PROVISIONS OF THE BCBCA
Division 2 — Dissent Proceedings
Definitions and application
237 (1)     In this Division:
      “dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;
      “notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;
      “payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)	This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.
Right to dissent
238 (1)     A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.
Waiver of right to dissent
239 (1)     A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.
(2)     A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.
(3)     If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.
(4)     If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.
Notice of resolution
240 (1)     If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.
(2)     If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)     If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.
(4)     Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.
Notice of court orders
241     If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.
Notice of dissent
242 (1)     A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)	if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)	the date on which the shareholder learns that the resolution was passed, and

(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.
(2)     A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.
(3)     A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.
(4)     A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.
(5)     The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.
Notice of intention to proceed
243 (1)     A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.
(2)     A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.
Completion of dissent
244 (1)     A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.
(2)     The written statement referred to in subsection (1) (c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.

(3)     After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.
(4)     Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.
(5)     Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.
(6)     A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.
Payment for notice shares
245 (1)     A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(2)     A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.
(3)     Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)	pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(4)     If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)     A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.
Loss of right to dissent
246     The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.
Shareholders entitled to return of shares and rights
247     If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

APPENDIX J
CONSOLIDATED FINANCIAL STATEMENTS OF GOLDCORP

CONSOLIDATED FINANCIAL STATEMENTS OF GOLDCORP INC.
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Auditors’ report
To the Directors of
Goldcorp Inc.
      We have audited the consolidated balance sheet of Goldcorp Inc. as at December 31, 2005 and the consolidated statements of earnings, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
      The consolidated financial statements of the Company for the year ended December 31, 2004 were audited by other auditors whose report, dated February 7, 2005, expressed an unqualified opinion on those statements.
Signed “Deloitte & Touche LLP”
Chartered Accountants
Vancouver, British Columbia
March 3, 2006 (except for Note 19 which is as of September 25, 2006)

Auditors’ report
To the Directors of
Goldcorp Inc.
      We have audited the consolidated balance sheet of Goldcorp Inc. as at December 31, 2004 and the consolidated statements of earnings, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
Signed “KPMG LLP”
Chartered Accountants
Toronto, Ontario
February 7, 2005

Consolidated Statements of Earnings
Years Ended December 31
(US dollars and shares in thousands, except per share amounts)

	Note	2005	2004

Revenues		$896,408	$191,016

Operating expenses		304,032	66,601
Depreciation and depletion		135,264	21,387

Earnings from mine operations		457,112	103,028

Corporate administration		29,943	10,367
Exploration		8,035	6,701

Earnings from operations		419,134	85,960

Other income (expense)
Interest and other income		9,244	9,354
Stock option expense	14	(13,876)	(5,081)
Gain on foreign exchange		474	211
Gain (loss) on marketable securities, net		10,142	(9,006)
Dilution gain	13	18,732	—
Corporate transaction costs	6	(3,592)	—

		21,124	(4,522)

Earnings before taxes and non-controlling interests		440,258	81,438
Income and mining taxes	7	142,370	30,091
Non-controlling interests	13	12,190	—

Net earnings		$285,698	$51,347

Earnings per share	14
Basic		$0.91	$0.27
Diluted		0.83	0.27
Weighted-average number of shares outstanding
Basic		314,292	189,723
Diluted		345,394	193,685
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Balance Sheets
At December 31
(US dollars in thousands)

	Note	2005	2004

Assets
Current
Cash and cash equivalents		$562,188	$333,375
Gold bullion (market value: $nil; 2004 — $96,363)		—	33,895
Marketable securities (market value: $16,086; 2004 — $31,006)		11,264	22,873
Accounts receivable		75,160	7,197
Income and mining taxes receivable		2,774	12,269
Future income and mining taxes	7	26,558	—
Inventories and stockpiled ore	8	77,182	15,329
Other		17,225	1,735

		772,351	426,673
Mining interests	9	2,980,762	264,949
Goodwill	9	142,654	—
Silver contract	5	74,639	—
Stockpiled ore	8	51,063	—
Long-term investments (market value: $41,056; 2004 — $nil)		33,563	—
Other		10,950	9,896

		$4,065,982	$701,518

Liabilities
Current
Accounts payable and accrued liabilities		$97,523	$25,507
Income and mining taxes payable		93,287	—
Future income and mining taxes	7	—	1,149

		190,810	26,656
Future income and mining taxes	7	728,079	70,610
Reclamation and closure cost obligations	11	57,724	26,403
Future employee benefits and other	12	7,005	—
		983,618	123,669

Non-controlling interests	13	108,601	—

Shareholders’ Equity
Capital stock	14	2,653,751	386,703
Cumulative translation adjustment		101,927	107,741
Retained earnings		218,085	83,405

		2,973,763	577,849

		$4,065,982	$701,518

Commitments and contingencies (note 17)
Subsequent events (note 19)
Approved by the board:

Ian Telfer Director	Douglas Holtby Director
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in thousands)

	Note	2005	2004

Operating Activities
Net earnings		$285,698	$51,347
Reclamation expenditures	11	(3,598)	(744)
Items not affecting cash
Depreciation and depletion		135,264	21,387
(Gain) loss on marketable securities, net		(10,142)	9,006
Future income and mining taxes		7,118	18,599
Stock option expense	14	13,876	5,081
Non-controlling interests	13	12,190	—
Dilution gain	13	(18,732)	—
Other		(2,942)	(2,881)
Change in non-cash working capital	15	47,024	(48,692)

Cash provided by operating activities		465,756	53,103

Investing Activities
Mining interests		(277,510)	(56,125)
Acquisition of Wheaton River Minerals Ltd, net of cash acquired	3	132,446	—
Acquisition of Bermejal property	4	(70,010)	—
Purchase of marketable securities		(8,205)	(22,594)
Proceeds on sale of marketable securities		36,034	4,639
Purchase of long-term investments		(33,563)	—
Other		—	987

Cash used in investing activities		(220,808)	(73,093)

Financing Activities
Common shares issued, net		44,014	3,520
Dividends paid to common shareholders		(151,018)	(53,071)
Shares issued by subsidiary to non-controlling interests		86,737	—
Other		(1,228)	—

Cash used in financing activities		(21,495)	(49,551)

Effect of exchange rate changes on cash		5,360	23,962
Increase (decrease) in cash and cash equivalents		228,813	(45,579)
Cash and cash equivalents, beginning of year		333,375	378,954

Cash and cash equivalents, end of year		$562,188	$333,375

Cash and cash equivalents is comprised of:
Cash		$17,717	$7,490
Cash equivalents		544,471	325,885

		$562,188	$333,375

Supplemental cash flow information (note 15)
The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Years Ended December 31
(US dollars, shares and warrants in thousands)

	Capital Stock

	Common Shares		Share		Cumulative
			Purchase	Stock	Translation	Retained
	Shares	Amount	Warrants	Options	Adjustment	Earnings	Total

At January 1, 2004	189,274	359,717	16,110	2,275	66,282	63,358	507,742
Stock options exercised	706	3,529	—	(9)	—	—	3,520
Fair value of stock options issued and vested	—	—	—	5,081	—	—	5,081
Dividends declared	—	—	—	—	—	(31,300)	(31,300)
Unrealized gain on translation of non—US dollar denominated accounts	—	—	—	—	41,459	—	41,459
Net earnings	—	—	—	—	—	51,347	51,347

At December 31, 2004	189,980	363,246	16,110	7,347	107,741	83,405	577,849
Issued pursuant to Wheaton acquisition (note 3)	143,771	1,887,431	290,839	30,794	—	—	2,209,064
Stock options exercised and restricted share units issued	2,556	32,224	—	(7,647)	—	—	24,577
Share purchase warrants exercised	3,335	39,824	(20,121)	—	—	—	19,703
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	13,938	—	—	13,938
Share issue costs	—	(234)	—	—	—	—	(234)
Dividends declared	—	—	—	—	—	(151,018)	(151,018)
Unrealized loss on translation of non-US dollar denominated accounts	—	—	—	—	(5,814)	—	(5,814)
Net earnings	—	—	—	—	—	285,698	285,698

At December 31, 2005	339,642	$2,322,491	$286,828	$44,432	$101,927	$218,085	$2,973,763

Shareholders’ Equity (note 14)
The accompanying notes form an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
Years Ended December 31, 2005 and 2004
(in United States dollars, except where noted, tabular amounts in thousands)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. As a result of the successful acquisition of Wheaton River Minerals Ltd (“Wheaton”) during the year (note 3), the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Los Filos/ Bermejal gold project in Mexico and the Amapari gold project in northern Brazil. Goldcorp also owns a 59% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.

(a) Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp are listed below:

		Ownership		Operations and development
Mining properties	Location	interest	Status	projects owned

Red Lake mine (“Red Lake”)	Canada	100%	Consolidated	Red Lake mine
Minera Alumbrera Ltd (“Alumbrera”) (1)	Argentina	37.5%	Proportionately consolidated (note 2(d))	Alumbrera mine
Luismin SA de CV (“Luismin”) (1)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos/ Bermejal development project
Peak Gold Mines Pty Ltd (“Peak”) (1)	Australia	100%	Consolidated	Peak mine
Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Mineração Pedra Branco do Amapari Ltda (“Amapari”) (1)	Brazil	100%	Consolidated	Amapari development project
Silver Wheaton Corp (“Silver Wheaton”) (1)	Canada	59%	Consolidated	Silver contracts in Mexico and Sweden

(1)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter (note 3).

All intercompany transactions and balances have been eliminated.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c) Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(d) Investment in Alumbrera

The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(e) Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(f) Marketable securities

Marketable securities are carried at the lower of cost or market value.

(g) Inventories and stockpiled ore

Work-in-process inventories, stockpiled ore and finished goods are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average cost or replacement cost.

(h) Mining interests

Mining interests represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mining properties in Note 9. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value is noted as non-depletable mining properties in Note 9. At least annually or when otherwise appropriate, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations. Further development expenditures are capitalized to the property.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. Mine development costs incurred to maintain current production are included in operations.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

(i) Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(j) Silver contract

Contracts for which settlement is called for in silver are recorded at cost. The cost of this asset is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken at least annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value then a write-down to fair value is recorded with a charge to operations.

(k) Long-term investments

Long-term investments are carried at cost. When a decline in market value that is other than temporary has occurred, these investments are written down to provide for the loss.

(l) Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

(m) Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations. A change in estimated discount rates is reviewed annually or as new information becomes available.

(n) Non-controlling interests

Non-controlling interests exist on less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(o) Foreign currency translation

Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations have been translated into United States dollars up until this date using the current rate method as follows: all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”), a separate component of shareholders’ equity. Subsequent to the change in measurement currency described below, the CTA balance will remain the same until reporting units which gave rise to the CTA balance is disposed of or retired. In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

Due to the Wheaton acquisition and related changes, including holding a greater proportion of the Company’s cash in United States dollars, it has been determined that as of April 1, 2005, the United States dollar is the reporting and measurement currency of the Company’s Canadian operations and therefore these operations have been translated using the temporal method from that date onward. All operations outside of Canada, including those of Wheaton, previously applied the United States dollar as their reporting and measurement currency and therefore translated their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings.

(p) Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants, and restricted share units with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(q) Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. Stock options issued to employees before January 1, 2003 were accounted for using the settlement method and accordingly, no compensation expense has been recorded for those options.

(r) Financial instruments

The Company’s financial instruments comprise, primarily, cash and cash equivalents, accounts receivable, marketable securities and accounts payable. The fair value of the financial instruments approximates their carrying values due primarily to their immediate or short-term maturity.

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in interest rates and foreign currency exchange rates.

(s) Comparative amounts

Certain comparative information has been reclassified to conform to the current year’s presentation.

3.	BUSINESS COMBINATION

On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants — an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer. With conditions met, the special $0.50 per share cash dividend, totaling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”. These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15 to April 15, 2005, and 100% of the results thereafter. The allocation of the purchase price of the shares of Wheaton is summarized in the following table:

Purchase price
Common shares of Goldcorp issued to acquire 100% of Wheaton (143.8 million shares)	$1,887,431
Share purchase warrants of Goldcorp issued in exchange for those of Wheaton (174.8 million warrants)	290,839
Stock options of Goldcorp issued in exchange for those of Wheaton (4.9 million options)	30,794
Acquisition costs	25,959

$2,235,023

Net assets acquired:
Cash and cash equivalents	$168,663
Marketable securities	4,348
Other non-cash operating working capital	810
Mining interests	2,502,116
Silver contract	77,489
Stockpiled ore, non-current	55,286
Other long-term assets	3,767
Future income taxes, net	(631,789)
Reclamation and closure cost obligations	(24,457)
Future employee benefits	(5,296)
Other liabilities	(10,258)
Non-controlling interest in Silver Wheaton (35%) (note 13)	(54,908)

Net identifiable assets	2,085,771
Residual purchase price allocated to goodwill (note 9)	149,252

$2,235,023

A total of 143.8 million Goldcorp shares were issued to acquire a 100% interest in the shares of Wheaton at a price of $13.13 per share. This issue price is the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend. Share purchase warrants and stock options have been valued using Black-Scholes option pricing models and market prices for listed share purchase warrants. Cash and cash equivalents received on the acquisition of Wheaton are net of acquisition costs and other non-operating liabilities incurred by Wheaton and directly related to the acquisition.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with recent accounting pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in February, 2006, supporting management’s allocation of the purchase consideration.

4.	ACQUISITION

On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of $70 million from a joint venture of Industrias Peñoles SA de CV and Newmont Mining Corporation. The Bermejal gold deposit is located two kilometres south of Goldcorp’s Los Filos gold deposit. The Company plans to develop the two deposits as a single project, the Los Filos/ Bermejal project, and a detailed engineering study for the combined project is scheduled to be completed in March, 2006.

5.	SILVER CONTRACT

Silver Wheaton has an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment. The carrying value of the silver contract at December 31, 2005 is $74,639,000 which is being amortized to operations on a unit-of-sale basis.

6.	CORPORATE TRANSACTION COSTS

Certain costs associated with the restructuring of Goldcorp’s Toronto office, following the acquisition of Wheaton, including severance and restructuring of insurance policies, may not be capitalized as acquisition costs under current accounting standards. These costs have been expensed in the amount of $3,592,000 for the year ended December 31, 2005.

7.	INCOME AND MINING TAXES

	2005	2004

Current income and mining tax expense	$135,252	$11,492
Future income and mining tax expense	7,118	18,599

	$142,370	$30,091

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2005	2004

Earnings before income taxes	$440,258	$81,438
Canadian federal and provincial income tax rates	38.5%	40.0%

Income tax expense based on above rates	169,450	32,575
Increase (decrease) due to:
Provincial mining taxes	20,695	7,460
Non-deductible expenditures	6,197	2,016
Resource allowance	(17,480)	(9,009)
Lower statutory tax rates on earnings of foreign subsidiaries	(15,627)	(191)
Dilution gain not subject to tax	(7,210)	—
Foreign exchange and other permanent differences	(6,543)	—
Mining duties deduction	(2,343)	(1,468)
Non-taxable portion of realized capital (gains) losses	(2,618)	1,787
Canadian exploration expenses recognized	(1,715)	—
Realization of future tax asset not previously recognized	(1,357)	(920)
Other	921	(2,159)

	$142,370	$30,091

      The components of future income taxes are as follows:

	2005	2004

Future income and mining tax assets
Non-capital losses	$13,216	$111
Deductible temporary differences and other	49,818	22,202

Value of future income tax and mining assets	63,034	22,313
Recoverable asset taxes	1,491	—
Valuation allowance	(14,557)	(12,032)

	49,968	10,281

Future income and mining tax liabilities
Total taxable temporary differences	(751,489)	(82,040)

Future income and mining tax liabilities, net	$(701,521)	$(71,759)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets	$26,558	$—
Future income and mining tax liabilities	(728,079)	(71,759)

Future income and mining tax liabilities, net	$(701,521)	$(71,759)

Tax Loss Carry Forwards

At December 31, 2005, the Company had non-capital losses available for tax purposes in foreign jurisdictions of $37,527,000 net of valuation allowance that expire from 2006 to 2015.

8.	INVENTORIES AND STOCKPILED ORE

	2005	2004

Supplies	$25,071	$4,146
Finished goods	16,699	644
Work in process	29,122	10,539
Stockpiled ore	57,353	—

	128,245	15,329
Less: non-current stockpiled ore	51,063	—

	$77,182	$15,329

Non-current stockpiled ore is comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.

9.	MINING INTERESTS

	2005			2004

		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net

Mining properties	$2,532,984	$205,223	$2,327,761	$287,715	$134,429	$153,286
Plant and equipment	794,895	141,894	653,001	223,662	111,999	111,663

	$3,327,879	$347,117	$2,980,762	$511,377	$246,428	$264,949

      A summary by property of the net book value is as follows:

	Mining properties
				Plant and	Total	Total
	Depletable	Non-depletable	Total	equipment	2005	2004

Red Lake mine, Canada	$184,218	$—	$184,218	$105,274	$289,492	$252,149
Alumbrera mine, Argentina	420,425	35,456	455,881	268,782	724,663	—
Luismin mines, Mexico (i)	148,436	613,886	762,322	80,348	842,670	—
Peak mine, Australia	33,358	109,609	142,967	26,058	169,025	—
Amapari project, Brazil	—	183,714	183,714	85,018	268,732	—
Los Filos/ Bermejal project, Mexico	—	337,386	337,386	84,434	421,820	—
El Limón and other projects, Mexico	—	254,217	254,217	1,995	256,212	—
Wharf mine, United States	6,098	—	6,098	87	6,185	7,897
Corporate and other	958	—	958	1,005	1,963	4,903

	$793,493	$1,534,268	$2,327,761	$653,001	$2,980,762	$264,949

(i)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	Total	Total
	Depletable	Non-depletable	Total	equipment	2005	2004

Silver interests	$32,872	$167,149	$200,021	$—	$200,021	$—

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	December 31		Dilution of	December 31
	2004	Additions	ownership	2005

Luismin	$—	$74,252	$—	$74,252
Silver Wheaton	—	75,000	(6,598)	68,402

	$—	$149,252	$(6,598)	$142,654

10.	BANK CREDIT FACILITIES

(a)	The Company has an Aus$5,000,000 ($3,668,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at December 31, 2005. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(b)	During 2005, the Company cancelled a $300 million acquisition facility and a $75 million revolving working capital facility, both of which were undrawn.

(c)	On July 29, 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders. The facility is unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn are required to be refinanced or repaid by July 29, 2010. The facility is undrawn as at December 31, 2005.

11.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for both active and inactive mines. The present value of obligations relating to active mines is currently estimated at $49,890,000 (2004 — $21,204,000) reflecting payments for approximately the next 55 years. The present value of obligations relating to inactive mines is currently estimated at $7,834,000 (2004 — $5,199,000) reflecting payments for approximately the next 10 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2005 is $57,724,000 (2004 — $26,403,000). The undiscounted value of this liability is $78,227,000 (2004 — $39,399,000). An inflation rate assumption of 2% has been used. An accretion expense component of $8,149,000 (2004 — $1,329,000) has been charged to operations in 2005 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost balance during the year are as follows:

	2005	2004

Reclamation and closure cost obligations — January 1	$26,403	$21,850
Arising on acquisition of Wheaton (note 3)	24,457	—
Reclamation expenditures	(3,598)	(744)
Accretion expense	8,149	1,329
Revisions in estimates and liabilities incurred	2,313	3,968

Reclamation and closure cost obligations — December 31	$57,724	$26,403

12.	FUTURE EMPLOYEE BENEFITS AND OTHER

Future employee benefits and other consist of a defined benefit pension plan for certain Mexican employees and certain future employee benefits for Australian and Mexican employees.

13.	NON-CONTROLLING INTERESTS

On February 14, 2005, Goldcorp acquired an 82% interest in Wheaton (note 3) which resulted in the recording of an 18% non-controlling interest of $141,850,000. During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3,548,000. During the same period, Wheaton issued common shares to non-controlling interests from the exercise of stock options and warrants in the amount of $3,255,000. Goldcorp acquired the remaining 18% non-controlling interest’s share of Wheaton on April 15, 2005.

A further non-controlling interest arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year following the issuance of additional shares by Silver Wheaton to non-controlling interests. This dilution of the Company’s interest gave rise to a gain of $18,732,000 which has been recognized in operations for the current year.

The detail of this non-controlling interest in Silver Wheaton is as follows:

At January 1, 2005		$—
Arising upon acquisition of Wheaton		54,908
Shares issued to non-controlling interests, net	$83,482
Less: increase in net assets attributable to Goldcorp	(48,307)
Add: Book value of dilution of Goldcorp’s share of net assets	9,876	45,051

		99,959
Share of net earnings of Silver Wheaton		8,642

At December 31, 2005		$108,601

Subsequent to December 31, 2005, the Company’s ownership interest in Silver Wheaton will increase to 62% following the issuance to the Company of 18 million common shares and a $20 million promissory note (note 19).

Total non-controlling interest for the year on the statement of earnings is comprised of $8,642,000 related to Silver Wheaton and $3,548,000 related to Wheaton for the period February 15 to April 15, 2005.

14.	SHAREHOLDERS’ EQUITY

	2005	2004

Common shares	$2,322,491	$363,246
Share purchase warrants (a)	286,828	16,110
Stock options (b)	44,432	7,347

	$2,653,751	$386,703

At December 31, 2005, the Company had 339,642,000 common shares outstanding (December 31, 2004 — 189,980,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

(a) Share Purchase Warrants

The payment of a special dividend (note 3) during February 2005 resulted in an adjustment to the exchange ratio of Goldcorp’s warrants outstanding prior to the acquisition of Wheaton — an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant. Upon completion of the Wheaton transaction on April 15, 2005, Goldcorp issued 174.8 million Series A, B and C share purchase warrants to the former Wheaton share purchase warrant holders. Each share purchase warrant is exercisable for 0.25 Goldcorp common shares at prices ranging from C$1.65 to C$3.10 (or C$6.60 to C$12.40 for four share purchase warrants which are exchangeable for one Goldcorp common share), with expiry dates ranging from 2007 to 2008.

The following table summarizes information about the share purchase warrants outstanding at December 31, 2005:

					Common
					shares to be
	Warrants				received
(in thousands of	outstanding			Exchange	upon exercise	Effective price
warrants and shares)	and exercisable	Exercise price		ratio	of warrants	per share		Expiry date

US dollar Warrants	3,991		$25.00	2.08	8,302		$12.02	April 30, 2007

Canadian dollar Warrants
Series A and C	97,371	C$	1.65	0.25	24,343	C$	6.60	May 30, 2007
Series B	64,133		3.10	0.25	16,033		12.40	August 25, 2008
Share purchase warrants	3,000		20.00	2.08	6,240		9.62	May 13, 2009

					46,616	C$	9.00

(b)	Stock Options

On May 15, 2005, shareholders approved the Company’s 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants.

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model with the following assumptions: risk-free interest rate of 3% (2004 — 4%); dividend yield of 1% (2004 — 1%); volatility factor of the expected market price of the Company’s common stock of 30% (2004 — 42%); and a weighted average expected life of the options of fours years (2004 — five years). The fair value of the options is expensed over the vesting period of the options. No compensation expense had been recorded for stock options issued before January 1, 2003. As a result of the acquisition of Wheaton, all Goldcorp stock options which existed at December 31, 2004 became fully vested during the first quarter of 2005 and were expensed in the amount of $5,320,000. On April 15, 2005, as a result of the Wheaton acquisition, Wheaton stock options with a fair value of $30,794,000 were converted to 4.9 million Goldcorp stock options, all of which are fully vested and are exercisable at prices ranging from C$2.28 to C$15.68, with expiry dates ranging from 2006 to 2010.

In addition, during the year, the Company granted 5,095,000 stock options which vest over a period of three years, are exercisable at prices ranging from C$19.23 to C$23.39 per option, expire in 2015, and have a total fair value of $20,338,000. Compensation expense of $7,905,000 has been recognized during the year and the remainder will be recognized as the stock options vest.

A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
		Exercise
(in thousands, except per option amounts)	Outstanding	Price

At January 1, 2004	6,012	C$	12.68
Granted	1,335		16.89
Exercised	(706)		(6.64)
Cancelled	(497)		(16.47)

At December 31, 2004	6,144		13.98
Issued in connection with acquisition of Wheaton	4,917		9.52
Granted	5,095		19.31
Exercised	(2,545)		(10.11)
Cancelled	(34)		(17.66)

At December 31, 2005	13,577	C$	15.08

The following table summarizes information about the options outstanding at December 31, 2005:

	Options Outstanding				Options Exercisable

				Weighted	Options			Weighted
				Average	Outstanding			Average
	Options	Weighted		Remaining	and	Weighted		Remaining
	Outstanding	Average		Contractual	Exercisable	Average		Contractual
Exercise Prices (C$)	(000’s)	Exercise Price		Life (years)	(000’s)	Exercise Price		Life (years)

$2.05–$3.90	468	C$	3.00	2.7	468	C$	3.00	2.7
$4.40–$7.68	1,395		6.10	2.2	1,395		6.10	2.2
$11.40–$13.00	3,725		12.55	4.7	3,725		12.55	4.7
$14.80–$16.87	1,278		16.52	7.7	1,278		16.52	7.7
$17.50–$19.46	6,603		18.84	9.0	2,146		18.02	8.1
$23.39–$23.80	108		23.44	9.6	13		23.80	7.9

	13,577	C$	15.08	6.8	9,025	C$	12.97	5.6

(c)	Restricted Share Units

On May 15, 2005, shareholders approved the Company’s Restricted Share Unit Plan which allows for up to 500,000 restricted share units to be granted to employees, directors and consultants.

On June 29, 2005, the Company granted 31,500 restricted share units to the non-executive Directors of the Company, which vest over a period of two years from the grant date. The Company will record compensation expense totalling $495,000 over the two year vesting period. Compensation expense of $227,000 has been recognized in 2005 and the remainder will be recognized as the restricted share units vest.

(d)	Diluted Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2005	2004

Earnings available to common shareholders	$285,698	$51,347

Basic weighted-average number of shares outstanding	314,292	189,723
Effect of dilutive securities:
Stock options	3,249	1,153
Warrants	27,832	2,809
Restricted share units	21	—

Diluted weighted-average number of shares outstanding	345,394	193,685

Earnings per share
Basic	$0.91	$0.27
Diluted	0.83	0.27

The following lists the stock options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the year:

	2005	2004

Stock options	108	1,804

(e)	Pro forma net earnings

The following is the Company’s pro forma net earnings assuming the fair value method of accounting for stock options had been applied to all options issued since January 1, 2002:

	2005	2004

Net earnings	$285,698	$51,347
Net additional compensation expense related to fair value of stock options	(320)	(1,433)

Pro forma net earnings	$285,378	$49,914

Pro forma net earnings per share
Basic	$0.91	$0.26
Diluted	0.83	0.26

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	2005	2004

Change in non-cash operating working capital
Gold bullion	$33,895	$(27,986)
Accounts receivable	(23,676)	2,377
Income and mining taxes receivable	12,269	—
Inventories and stockpiled ore	(10,046)	9,710
Accounts payable and accrued liabilities	6,216	(4,990)
Income and mining taxes payable	37,621	(27,790)
Other	(9,255)	(13)

	$47,024	$(48,692)

Non-cash financing and investing activities
Shares issued on acquisition of Wheaton	$1,887,431	$—
Warrants issued in exchange for those of Wheaton	290,839	—
Stock options issued in exchange for those of Wheaton	30,794	—
Operating activities included the following cash payments
Income taxes paid	$89,872	$39,584
Interest paid	—	—

16.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.

	2005

							Silver	Corporate, other
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Wheaton	and eliminations	Total

		(note 1)	(note 1)	(note 1)	(note 1)		(note 1)	(note 1)
Revenues	$362,026	$299,225	$90,696	$—	$58,790	$37,057	$65,700	$(17,086)	$896,408
Depreciation and depletion	36,723	59,018	16,170	—	8,572	7,583	9,488	(2,290)	135,264
Earnings (loss) from operations	242,906	134,459	19,743	—	16,990	3,893	19,489	(18,346)	419,134
Expenditures for mining interests	57,915	6,597	124,801	64,077	20,229	3,349	187	355	277,510
Total assets	297,794	931,291	1,446,958	288,265	146,362	41,878	478,962	434,472	4,065,982

(1)	Includes results of operations for the period subsequent to February 14, 2005, the date of acquisition of Wheaton.

	2004

			Corporate,
			other and
	Red Lake	Wharf	eliminations	Total

Revenues	$152,198	$26,121	$12,697	$191,016
Depreciation and depletion	14,814	6,003	570	21,387
Earnings (loss) from operations	102,673	3,584	(20,297)	85,960
Expenditures for mining interests	49,547	6,126	452	56,125
Total assets	282,801	35,050	383,667	701,518

The geographical distribution of the above segments is as follows:

•	Canada — Red Lake, Corporate and other

•	Argentina — Alumbrera

•	Mexico — Luismin (includes Luismin mines, Los Filos/ Bermejal project, El Limón and other projects)

•	Brazil — Amapari

•	Australia — Peak

•	United States — Wharf

•	Cayman Islands — Silver Wheaton

17.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments exist at Red Lake, Alumbrera, Luismin, Amapari, and Peak for capital expenditures of approximately $122 million, of which $39.2 million relates to 2007 at Red Lake. The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2005 was $7,570,000 (2004 — $5,267,000). Following is a schedule of future minimum rental and lease payments required:

2006	$10,292
2007	3,676
2008	2,570
2009	559
2010	14

17,111
Thereafter	—

Total future minimum payments required	$17,111

(b)	During the year ended December 31, 2005, Goldcorp was served with Statements of Claim with respect to a class action against, among others, the Company and certain of its directors. The plaintiffs are seeking an unspecified amount of damages as a result of stock options granted in September 2004. The claims allege that the defendants acted on material non-public information at the time of the option grants. The Company believes that the allegations are unfounded and intends to vigorously defend these claims.

(c)	Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

18.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr. Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totaling approximately $4 million. During the year ended December 31, 2005, the Company also sold its share ownership in Lexam Explorations Inc to a company owned by Mr. McEwen for proceeds of $0.3 million.

19.	SUBSEQUENT EVENTS

(a)	On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain of Placer Dome Inc.’s (“Placer Dome”) Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion, subject to adjustment.

The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on existing (note 10) and new credit facilities, in the amount of $0.5 billion and $0.3 billion respectively. On May 12, 2006, the Company entered into two credit facilities comprising a $550 million bridge facility and a $350 million revolving credit facility. Both facilities are unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under either facility exceeds 50% of the facility amount. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Proceeds raised from the early exercise of the warrants (note 19(g)) are required to repay the $550 million bridge facility and repayment may not be reborrowed. Amounts drawn on the $350 million facility will be required to be refinanced or repaid by May 11, 2008. As at September 25, 2006, $250 million of debt is outstanding on the $350 million credit facility. Debt of $100 million is outstanding on the bridge facility which is required to be repaid by May 9, 2007.

Goldcorp has acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp has also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp sold certain of its Canadian exploration interests to Terrane Metals Corp (note 19(h)).

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. The results of operations of the acquired assets have been included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Placer Dome operations and assets, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition. The preliminary allocation of the purchase price of the Placer Dome operations is summarized in the following table and is subject to adjustment:

Purchase price, subject to final adjustments
Cash	$1,589,932
Acquisition costs	9,910

$1,599,842

Net assets acquired
Current assets	$54,799
Other assets	13,546
Mining interest	1,389,775
Current liabilities	(56,342)
Future income tax liabilities	(273,641)
Reclamation and closure cost obligations	(80,690)
Goodwill	552,395

$1,599,842

(b)	On December 5, 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec pursuant to a plan of arrangement involving Virginia. On March 31, 2006, the Company completed the acquisition. Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement. Total value allocated to mining interests including a future income tax adjustment, will equal $702 million.

Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company for each issued and outstanding Virginia share. New Virginia holds all other assets of Virginia, including net working capital, cash to be received prior to closing from the exercise of Virginia options and warrants, its non-Éléonore exploration assets and a sliding scale 2% net smelter return royalty on the Éléonore project.

(c)	On February 13, 2006, Goldcorp announced that it had agreed to amend its existing silver purchase agreement with Silver Wheaton, in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.

Under the existing silver purchase agreement dated October 15, 2004, Silver Wheaton is entitled to purchase all of the silver produced by Goldcorp’s Mexican operations, Luismin, for a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2007). Further, Luismin is required to deliver a minimum of 120 million ounces over the 25 year contract period and Silver Wheaton is obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the agreement.

Goldcorp and Silver Wheaton amended the existing agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares representing 9.8% of the outstanding shares of Silver Wheaton valued at approximately $130 million, and a $20 million promissory note for total consideration of approximately $150 million, increasing Goldcorp’s ownership to 62%, or 126 million common shares of Silver Wheaton. Goldcorp does not have any present intention to acquire ownership of, or control over, any additional securities of Silver Wheaton.

(d)	On February 23, 2006, Silver Wheaton announced that it had agreed to purchase 4.75 million ounces of silver per year, for a period of 20 years, from Glencore International AG, equivalent to the production from their Yauliyacu mining operations in Peru. With this acquisition, Silver Wheaton is expected to have annual silver sales of over 15 million ounces in 2006, increasing to 20 million ounces by 2009 and thereafter. The transaction closed on March 23, 2006.

Silver Wheaton paid an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note, and $3.90 per ounce of silver delivered under the contract (subject to an inflationary adjustment after three years). The $40 million promissory note to Glencore bore interest at 3% per annum and was due on July 26, 2006. The promissory note was repaid from the proceeds of the public offering completed by Silver Wheaton on April 20, 2006 (note 19(f)).

Yauliyacu is a low-cost silver/lead/zinc mine located in central Peru which has been in continuous operation for more than 100 years and is expected to produce an average of 6 million ounces of silver per year during the term of the contract. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

In order to fund the $245 million cash consideration, Silver Wheaton used cash on hand of $120 million, together with $125 million of bank debt.

(e)	In March 2006, Silver Wheaton entered into a credit agreement comprising a $100 million non-revolving term loan (the “Term Loan”) and a $25 million revolving loan (the “Revolving Loan”). The Revolving Loan was for a period of five years and the Term Loan was to be repaid in equal installments over a period of four years, however, prepayments were allowed at any time. The interest rate on each of these loans was based on LIBOR plus a spread determined by Silver Wheaton’s leverage ratio. Both the Term Loan and the Revolving Loan were secured against Silver Wheaton’s assets including the Luismin, Zinkgruvan and Yauliyacu silver purchase contracts. The facility was fully repaid from the proceeds of a C$200 million public offering completed by Silver Wheaton on April 20, 2006 (note 19(f)).

(f)	On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest gave rise to a non-taxable dilution gain of $61.1 million which was recognized in earnings in the second quarter ending June 30, 2006.

(g)	On March 21, 2006, the Company proposed the issuance of new common share purchase warrants (“New Warrants”) in exchange for the early exercise of the five existing series of warrants (“Existing Warrants”). On June 12, 2006, over 92% of Existing Warrant holders had exercised their warrants during the early exercise period giving rise to net proceeds of $454.9 million which were subsequently used to pay down credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome from Barrick (note 19(a)). Pursuant to this transaction, the remaining Existing Warrant holders had their warrants automatically exchanged, without any further action on the part of the warrant holder (including payment of any consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the price of Goldcorp common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the early exercise period.

Each of the 8,441,000 New Warrants issued by the Company entitles the holder to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The New Warrants trade on the Toronto Stock Exchange and the New York Stock Exchange. All Existing Warrants were de-listed from the Toronto and New York stock exchanges.

(h)	On July 24, 2006, Goldcorp completed the sale of Mt. Milligan and certain other Canadian exploration interest to Terrane Metals Corp. (“Terrane”, formerly Atlas Cromwell Ltd.) for 240 million convertible preferred shares of Terrane at a deemed price of C$0.50 per share. Goldcorp acquired their exploration interests from Barrick in May 2006. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as-converted basis, Goldcorp would own an approximate 81% equity interest in Terrane’s issued and outstanding shares and an approximate 75% on a fully diluted basis. Goldcorp will be required to consolidate Terrane’s results of operations from the date of sale.

(i)	On August 31, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) announced that the respective boards of directors had agreed to combine Goldcorp and Glamis. A special meeting of shareholders of Glamis will be held to seek shareholder approval of the proposed transaction on October 26, 2006. Each Glamis common share will be exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (“SARs”) will be exercised by the holders into Glamis shares such that holders of the SARs will receive Goldcorp shares at the same exchange ratio. As a result of the proposed transaction, the combined company should be held 60% by existing Goldcorp shareholders and 40% by existing Glamis shareholders. Each Glamis stock option which gives the holder the right to acquire shares in the common stock of Glamis when presented for execution will be exchanged for a stock option which will give the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Glamis, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition. The preliminary allocation of the purchase price of Glamis is summarized in the following table and is subject to adjustment:

($million)

Purchase price
281.9 million common shares of Goldcorp and cash	$8,092.5
0.5 million common shares of Goldcorp on exercise of Glamis stock appreciation rights	15.0
Stock options of Goldcorp exchanged for those of Glamis	109.3
Acquisition costs	20.0

$8,236.8

Net assets acquired
Current assets	$110.0
Other assets	27.7
Mining interest	2,062.0
Liabilities	(615.1)
Unallocated purchase price	6,652.2

$8,236.8

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF GOLDCORP INC.
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

Consolidated Statements of Earnings
(US dollars and shares in thousands, except per share amounts — Unaudited)

		Three Months Ended		Six Months Ended

		June 30	June 30	June 30	June 30
	Note	2006	2005	2006	2005

Revenues		$491,484	$301,605	$777,741	$424,455

Operating expenses		175,980	89,605	260,065	135,655
Depreciation and depletion		73,161	40,313	118,928	57,892

Earnings from mine operations		242,343	171,687	398,748	230,908
Corporate administration		10,679	6,784	19,227	10,792
Exploration		6,327	2,493	10,247	4,010

Earnings from operations		225,337	162,410	369,274	216,106

Other income (expense)
Interest and other income		6,606	2,552	9,636	5,465
Interest and finance fees		(11,773)	(61)	(13,008)	(108)
Stock option expense	10	(5,800)	(2,156)	(9,199)	(7,476)
Loss on foreign exchange		(1,089)	(2,150)	(1,304)	(3,353)
Non-hedge derivative loss	8	(11,780)	—	(11,780)	—
Gain (loss) on marketable securities		(167)	(1,147)	2,388	1,444
Dilution gain	9	61,095	—	61,095	—
Corporate transaction costs		—	(540)	—	(3,439)

		37,092	(3,502)	37,828	(7,467)

Earnings before taxes and non-controlling interests		262,429	158,908	407,102	208,639
Income and mining taxes		(61,482)	(57,677)	(108,089)	(73,714)
Non-controlling interests	9	(10,538)	(3,201)	(16,203)	(7,406)

Net earnings		$190,409	$98,030	$282,810	$127,519

Earnings per share	10
Basic		$0.50	$0.30	$0.78	$0.44
Diluted		0.49	0.28	0.77	0.40
Weighted average number of shares outstanding
Basic		381,274	330,114	361,229	290,335
Diluted		386,951	355,721	366,377	315,881
The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Balance Sheets
(US dollars in thousands — Unaudited)

		June 30	December 31
	Note	2006	2005

Assets
Current
Cash and cash equivalents		$264,609	$562,188
Marketable securities (market value: $12,132; 2005 — $16,086)		8,236	11,264
Accounts receivable		150,671	75,160
Inventories and stockpiled ore		121,366	77,182
Future income and mining taxes		19,258	26,558
Income and mining taxes receivable		2,912	2,774
Other		18,526	17,225

		585,578	772,351
Mining interests	5	5,159,619	2,980,762
Silver contracts	6	355,051	74,639
Goodwill	5	689,579	142,654
Long-term investments (market value: $103,365; 2005 — $41,056)		90,483	33,563
Stockpiled ore		65,965	51,063
Other		23,194	10,950

		$6,969,469	$4,065,982

Liabilities
Current
Accounts payable and accrued liabilities		$175,847	$97,523
Income and mining taxes payable		86,650	93,287
Current portion of long-term debt	7	100,000	—
Current derivative instrument liability	8	6,539	—

		369,036	190,810
Derivative instrument liability	8	5,241	—
Future income and mining taxes		1,303,836	728,079
Long-term debt	7	750,000	—
Reclamation and closure cost obligations		138,052	57,724
Future employee benefits and other		8,205	7,005

		2,574,370	983,618

Non-controlling interests	9	253,842	108,601

Shareholders’ Equity	10
Capital stock		3,571,208	2,653,751
Cumulative translation adjustment		101,927	101,927
Retained earnings		468,122	218,085

		4,141,257	2,973,763

		$6,969,469	$4,065,982

Commitments (note 13)
Subsequent events (note 14)
The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Cash Flows
(US dollars in thousands — Unaudited)

		Three Months Ended		Six Months Ended

		June 30	June 30	June 30	June 30
	Note	2006	2005	2006	2005

Operating activities
Net earnings		$190,409	$98,030	$282,810	$127,519
Reclamation expenditures		(2,207)	(1,415)	(3,469)	(1,526)
Items not affecting cash
Depreciation and depletion		73,161	40,313	118,928	57,892
Stock option expense		5,800	2,156	9,199	7,476
(Gain) loss on marketable securities, net		167	1,147	(2,388)	(1,444)
Future income and mining taxes		2,444	(6,225)	(754)	(2,119)
Future employee benefits		604	1,704	1,213	2,735
Non-controlling interests		10,538	3,201	16,203	7,406
Dilution gain		(61,095)	—	(61,095)	—
Non-hedge derivative loss		11,780	—	11,780	—
Other		7,325	2,924	7,224	2,642
Change in non-cash operating working capital	11	1,195	22,035	(65,176)	43,533

Net cash provided by operating activities		240,121	163,870	314,475	244,114

Investing activities
Mining interests	12	(96,621)	(68,352)	(163,377)	(116,621)
Acquisitions	11	(1,347,681)	(8,172)	(1,606,193)	62,436
Silver contracts	6	(40,000)	—	(285,289)	—
Long-term investments		(22,746)	—	(56,920)	—
Purchase of marketable securities		(44)	(5,268)	(44)	(8,205)
Proceeds from sale of marketable securities		858	4,801	6,082	15,479
Other		(2,026)	(176)	(3,987)	(187)

Net cash used in investing activities		(1,508,260)	(77,167)	(2,109,728)	(47,098)

Financing activities
Long-term debt borrowings, net of repayments	7	730,000	—	850,000	—
Debt issue costs		(1,746)	—	(2,812)	—
Common shares issued, net		478,630	12,231	506,144	13,340
Shares issued by subsidiary to non-controlling interests		171,742	120	175,152	3,312
Dividends paid to common shareholders		(17,425)	(15,213)	(32,773)	(120,518)

Net cash provided by (used in) financing activities		1,361,201	(2,862)	1,495,711	(103,866)

Effect of exchange rate changes on cash and cash equivalents		1,951	(1,964)	1,963	(5,682)

Increase (decrease) in cash and cash equivalents		95,013	81,877	(297,579)	87,468
Cash and cash equivalents, beginning of period		169,596	338,966	562,188	333,375

Cash and cash equivalents, end of period		$264,609	$420,843	$264,609	$420,843

Cash and cash equivalents is comprised of:
Cash				$128,631	$49,372
Short-term money market investments				135,978	371,471

				$264,609	$420,843

Consolidated Statements of Shareholders’ Equity
(US dollars, shares and warrants in thousands — Unaudited)

	Capital Stock

	Common Shares		Share		Cumulative
			Purchase	Stock	Translation	Retained
	Shares	Amount	Warrants	Options	Adjustment	Earnings	Total

At January 1, 2005	189,980	$363,246	$16,110	$7,347	$107,741	$83,405	$577,849
Issued pursuant to Wheaton acquisition	143,771	1,887,431	290,839	30,794	—	—	2,209,064
Stock options exercised and restricted share units issued	2,556	32,224	—	(7,647)	—	—	24,577
Share purchase warrants exercised	3,335	39,824	(20,121)	—	—	—	19,703
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	13,938	—	—	13,938
Share issue costs	—	(234)	—	—	—	—	(234)
Dividends declared	—	—	—	—	—	(151,018)	(151,018)
Unrealized loss on translation of non-US dollar denominated accounts	—	—	—	—	(5,814)	—	(5,814)
Net earnings	—	—	—	—	—	285,698	285,698

At December 31, 2005	339,642	$2,322,491	$286,828	$44,432	$101,927	$218,085	$2,973,763
Issued pursuant to acquisition of Virginia Gold Mines Inc	19,310	398,332	3,585	—	—	—	401,917
Stock options exercised and restricted share units issued	4,873	70,808	—	(16,091)	—	—	54,717
Share purchase warrants exercised	54,208	745,343	(287,102)	—	—	—	458,241
Fair value of new warrants issued		(38,932)	38,932	—	—	—	—
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	7,739	—	—	7,739
Share issue costs	—	(5,157)	—	—	—	—	(5,157)
Dividends declared	—	—	—	—	—	(32,773)	(32,773)
Net earnings	—	—	—	—	—	282,810	282,810

At June 30, 2006	418,033	$3,492,885	$42,243	$36,080	$101,927	$468,122	$4,141,257

Shareholders’ Equity (note 10)

Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. As a result of the 2005 acquisition of Wheaton River Minerals Ltd (“Wheaton”), the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Amapari gold mine in Brazil, the Peak gold mine in Australia, and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, Los Filos gold project in Mexico and the Éléonore gold project in Canada (note 3). Goldcorp also owns a 57% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company (note 9). In addition, on May 12, 2006, the Company acquired certain assets from Barrick Gold Corporation (“Barrick”) following Barrick’s acquisition of Placer Dome Inc. (“Placer Dome”), including Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Canada, the La Coipa gold/silver mine in Chile, and the Pueblo Viejo development project in Dominican Republic (note 4).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2005, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2006, and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.

(a) Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments.

The principal mining properties of Goldcorp at June 30, 2006, are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake mines (“Red Lake”)(2)	Canada	100%	Consolidated	Red Lake and Campbell complexes
Minera Alumbrera Ltd (“Alumbrera”)(1)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine
Musselwhite mine (“Musselwhite”) (2)	Canada	68%	Proportionately consolidated	Musselwhite mine
Porcupine Joint Venture (“Porcupine”)(2)	Canada	51%	Proportionately consolidated	Porcupine mine
Luismin SA de CV (“Luismin”)(1)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos gold project
Mineraçao Pedra Branco do Amapari Ltda (“Amapari”)(1)	Brazil	100%	Consolidated	Amapari mine
Peak Gold Mines Pty Ltd (“Peak”) (1)	Australia	100%	Consolidated	Peak mine
Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
La Coipa mine (“La Coipa”)(2)	Chile	50%	Proportionately consolidated	La Coipa mine
Les Mines Opinaca Ltée (“Éléonore”)(3)	Canada	100%	Consolidated	Éléonore gold project
Silver Wheaton Corp (“Silver Wheaton”)(1)(4)	Canada	57%	Consolidated	Silver contracts in Mexico, Sweden and Peru
Pueblo Viejo mine (“Pueblo Viejo”)(2)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

(1)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter.

(2)	The results of Goldcorp include the acquired Placer Dome assets from Barrick from May 12, 2006 onward (note 4).

(3)	The results of Goldcorp include Éléonore gold project from March 31, 2006, the date of acquisition, onwards (note 3).

(4)	On April 20, 2006, Goldcorp’s interest in Silver Wheaton was diluted to 57% upon the issuance of equity by Silver Wheaton to non-controlling interests (note 9).

All intercompany transactions and balances have been eliminated.

(b) Comparative amounts

Certain comparative information has been reclassified to conform to the current period’s presentation.

3.	ASSET ACQUISITION — ÉLÉONORE GOLD PROJECT

On March 31, 2006, the Company completed the acquisition of the Éléonore gold project and Virginia Gold Mines Inc (“Virginia”).

Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement. Total value allocated to mining interests including a future income tax adjustment, equals $702 million.

Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (Virginia Mines Inc “New Virginia”) for each issued and outstanding Virginia share. New Virginia holds all other assets of Virginia including net working capital, cash received prior to closing from the exercise of Virginia options and warrants, non-Éléonore exploration assets, and a sliding scale 2% net smelter return royalty on the Éléonore project.

4.	BUSINESS COMBINATION — PLACER DOME MINING ASSETS

On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities (note 7) in the amount of $1.3 billion and cash on hand. Goldcorp has acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp has also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp sold certain of its Canadian exploration interests to Terrane Metals Corp (note 14).

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. These interim unaudited consolidated financial statements include the Placer Dome operating results for the period May 12, 2006 to June 30, 2006. The preliminary allocation of the purchase price of the Placer Dome operations is summarized in the following table and is subject to adjustment:

Purchase price, subject to final adjustments
Cash	$1,589,932
Acquisition costs	9,910

$1,599,842

Net assets acquired
Current assets	$54,799
Other assets	13,546
Mining interest	1,389,775
Current liabilities	(56,342)
Future income tax liabilities	(273,641)
Reclamation and closure cost obligations	(80,690)
Goodwill	552,395

$1,599,842

For the purposes of these interim unaudited consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these interim unaudited consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets — Impairment and Business Combination” (Emerging Issue Committee Abstract 152). Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

5.	MINING INTERESTS

	June 30, 2006			December 31, 2005

		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net

Mining properties	$4,436,877	$303,583	$4,133,294	$2,532,984	$205,223	$2,327,761
Plant and equipment	1,182,916	156,591	1,026,325	794,895	141,894	653,001

	$5,619,793	$460,174	$5,159,619	$3,327,879	$347,117	$2,980,762

A summary by property of the net book value is as follows:

	Mining properties
				Plant and	June 30	December 31
	Depletable	Non-depletable	Total	equipment	2006	2005

Red Lake(iii)	$322,893	$256,946	$579,839	$198,320	$778,159	$289,492
Alumbrera mine	412,800	—	412,800	275,953	688,753	724,663
Luismin mines(ii)	176,380	607,198	783,578	86,765	870,343	842,670
Amapari mine	64,278	120,883	185,161	85,018	270,179	268,732
Peak mine	38,594	103,767	142,361	25,978	168,339	169,025
Los Filos project	—	367,611	367,611	118,439	486,050	421,820
El Limón and other projects, Mexico	—	254,217	254,217	1,995	256,212	256,212
Wharf mine	4,153	—	4,153	—	4,153	6,185
Éléonore gold project	—	705,113	705,113	—	705,113	—
Porcupine(iii)	6,449	25,782	32,231	97,972	130,203	—
Musselwhite(iii)	75,011	47,569	122,580	72,133	194,713	—
La Coipa(iii)	55,709	136,760	192,469	61,690	254,159	—
Pueblo Viejo(i,iii)	—	188,933	188,933	—	188,933	—
Canadian exploration properties(iii)	—	161,290	161,290	—	161,290	—
Corporate and other	958	—	958	2,062	3,020	1,963

	$1,157,225	$2,976,072	$4,133,294	$1,026,325	$5,159,619	$2,980,762

(i)	Equity investment.

(ii)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	June 30	December 31
	Depletable	Non-depletable	Total	equipment	2006	2005

Silver interests (note 9)	$56,534	$158,787	$215,321	—	$215,321	$200,021

(iii)	The net book values have been allocated on a preliminary basis according to the fair value of the Placer Dome mining assets acquired, which may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets upon finalization of the purchase price.

The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	June 30	December 31
	2006	2005

Red Lake(iii)	$552,395	$—
Luismin	74,252	74,252
Silver Wheaton	62,932	68,402

	$689,579	$142,654

6.	SILVER CONTRACTS

	June 30, 2006			December 31, 2005

		Accumulated			Accumulated
	Cost	amortization	Net	Cost	Amortization	Net

Zinkgruvan	$77,919	$4,928	$72,991	$77,919	$3,280	$74,639
Yauliyacu	285,292	3,232	282,060	—	—	—

	$363,211	$8,160	$355,051	$77,919	$3,280	$74,639

(a)	On March 23, 2006, Silver Wheaton entered into an agreement to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore International AG’s (“Glencore”) Yauliyacu mining operations in Peru, for an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note (note 7). In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009).

(b)	Silver Wheaton has an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment. The carrying value of the silver contract at June 30, 2006 is $72,991,000 which is being amortized to operations on a unit-of-sale basis.

7.	BANK CREDIT FACILITIES AND PROMISSORY NOTES

(a)	In 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders. The facility is unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn are required to be refinanced or repaid by July 29, 2010. As at June 30, 2006, this facility was fully drawn to fund the acquisition of certain Placer Dome assets (note 4).

(b)	On May 12, 2006, the Company entered into two credit facilities comprising of a $550 million bridge facility and a $350 million revolving credit facility. Both facilities are unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under either facility exceeds 50% of the facility amount. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Proceeds raised from the early exercise of the warrants (note 10(a)) are required to repay the $550 million bridge facility and repayment may not be reborrowed. Amounts drawn on the $350 million facility will be required to be refinanced or repaid by May 11, 2008. As at June 30, 2006, $250 million of debt is outstanding on the $350 million credit facility. Debt of $100 million is outstanding on the bridge facility which is required to be repaid by May 9, 2007.

(c)	The Company has an Aus$5,000,000 ($3,711,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at June 30, 2006. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(d)	In March 2006, Silver Wheaton entered into a credit agreement comprising a $100 million non-revolving term loan (the “Term Loan”) and a $25 million revolving loan (the “Revolving Loan”). The Revolving Loan is for a period of five years and the Term Loan is to be repaid in equal installments over a period of four years, however, prepayments are allowed at any time. The interest rate on each of these loans is based on LIBOR plus a spread determined by Silver Wheaton’s leverage ratio. Both the Term Loan and the Revolving Loan are secured against Silver Wheaton’s assets including the Luismin, Zinkgruvan and Yauliyacu silver purchase contracts. The facility was fully repaid as at June 30, 2006 from the proceeds of a C$200 million public offering completed by Silver Wheaton on April 20, 2006 (note 9).

(e)	On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (note 6), Silver Wheaton issued a $40 million promissory note to Glencore, bearing interest at 3% per annum and due on July 21, 2006. The promissory note was repaid from the proceeds of the public offering completed by Silver Wheaton on April 20, 2006 (note 9).

8.	DERIVATIVE INSTRUMENTS

Commencing in April 2006, the Company uses copper forward contracts to mitigate the risk of copper price changes on copper sales at the Alumbrera Mine. These contracts do not meet the definition of an effective hedge and consequently changes in the fair values of these contracts are recorded in earnings.

The Company entered into 66 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. All contracts are monthly swaps, cash settled, based on the London Metal Exchange Cash Settlement price for the month. The fair value of these contracts resulted in a $6,539,000 current liability and a $5,241,000 long-term liability as at June 30, 2006. The loss in fair value of these contracts in the amount of $11,780,000 has been recognized in earnings during the period.

9.	NON-CONTROLLING INTERESTS

As a result of the Wheaton acquisition on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% in December 2005 following the issuance of additional shares by Silver Wheaton to non-controlling interests. On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at the February 13, 2006 closing price of $6.42 per share, and a $20 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares. This transaction resulted in an increase to mining interests of $46,613,000, an increase to future income tax liabilities of $14,290,000, and an increase in non-controlling interests of $32,323,000.

On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest gave rise to an increase in non-controlling interest of $93,305,000 and a dilution gain of $61,095,000, which has been recognized in earnings for the current quarter.

The detail of this non-controlling interest in Silver Wheaton is as follows:

At January 1, 2006		$108,601
Shares issued to non-controlling interests, net	$3,410
Add: increase in net assets attributable to Goldcorp	32,323	35,733

		144,334
Shares issued to non-controlling interests, net	$171,472
Less: decrease in net assets attributable to Goldcorp	(98,128)
Add: book value of dilution of Goldcorp’s share of net assets	19,961	93,305

		237,639
Share of net earnings of Silver Wheaton		16,203

At June 30, 2006		$253,842

10.	SHAREHOLDERS’ EQUITY

	June 30	December 31
	2006	2005

Common shares	$3,492,885	$2,322,491
Share purchase warrants (a)	42,243	286,828
Stock options (b)	36,080	44,432

	$3,571,208	$2,653,751

At June 30, 2006, the Company had 418,033,000 common shares outstanding (December 31, 2005 — 339,642,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.

(a)	Share Purchase Warrants

On March 21, 2006, the Company proposed the issuance of new common share purchase warrants (“New Warrants”) in exchange for the early exercise of the five existing series of warrants (“Existing Warrants”). On June 12, 2006, over 92% of Existing Warrant holders had exercised their warrants during the early exercise period giving rise to net proceeds of $454.9 million which were subsequently used to pay down credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome from Barrick (note 7). Pursuant to this transaction, the remaining Existing Warrant holders had their warrants automatically exchanged, without any further action on the part of the warrant holder (including payment of any consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the price of Goldcorp common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the early exercise period.

Each of the 8,441,000 New Warrants issued by the Company entitles the holder to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The New Warrants trade on the Toronto Stock Exchange and the New York Stock Exchange.

All Existing Warrants were de-listed from the Toronto and New York stock exchanges.

As at June 30, 2006, as a result of the Virginia acquisition (note 3), there also exist 695,000 Virginia warrants convertible into 277,000 Goldcorp shares at an average exercise price of $4.81, with expiration dates of September 11, 2006.

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 11,967,000 outstanding stock options at June 30, 2006, 8,113,000 relate to options granted under the 2005 Stock Option Plan.

The Company granted 2,661,000 stock options during the three months ended June 30, 2006, which vest over a period of three years, are exercisable at prices ranging from C$30.95 to C$33.60 per option, expire in 2016, and have a total fair value of $19,868,000. During the first quarter of 2006, the Company granted 595,000 stock options which vest over a period of three years, are exercisable at prices ranging from C$28.84 to C$30.55 per option, expire in 2016, and have a total fair value of $3,969,000.

The fair value of the options on the date of grant is determined by using an option pricing model with the following weighted average assumptions: risk-free interest rate of 4.5%, dividend yield of <1%, volatility factor of 30%, and an expected life of the options of four years. The fair value of the options is expensed over the vesting period of the options.

Compensation expense of $4,231,000 has been recognized during the quarter (six months ended June 30, 2006 — $7,443,000). In addition stock option expense of $963,000 was recognized by Silver Wheaton during the quarter (six months ended June 30, 2006 — $1,074,000).

A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Outstanding	Exercise Price

At January 1, 2005	6,144	C$	13.98
Issued in connection with acquisition of Wheaton	4,917		9.52
Granted	5,095		19.31
Exercised	(2,545)		10.11
Cancelled	(34)		17.66

At December 31, 2005	13,577		15.08
Granted	3,256		30.94
Exercised	(4,852)		12.86
Cancelled	(14)		23.39

At June 30, 2006	11,967		20.28

The following table summarizes information about the options outstanding at June 30, 2006:

	Options Outstanding				Options Exercisable

				Weighted	Options			Weighted
				Average	Outstanding			Average
	Options	Weighted		Remaining	and	Weighted		Remaining
	Outstanding	Average		Contractual	Exercisable	Average		Contractual
Exercise Prices (C$)	(000’s)	Exercise Price		Life (years)	(000’s)	Exercise Price		Life (years)

$2.05 – $4.98	366	C$	3.64	2.7	366	C$	3.64	2.7
$5.60 – $7.68	517		6.49	2.0	517		6.49	2.0
$11.40 – $14.80	1,781		12.95	3.1	1,781		12.95	3.1
$15.00 – $18.50	1,147		17.09	7.4	1,147		17.09	7.4
$19.06 – $19.46	4,806		19.23	9.0	2,027		19.23	9.0
$23.39 – $23.80	94		23.44	9.1	19		23.44	9.1
$28.84 – $30.95	3,006		30.71	9.9	—		30.71	9.9
$33.60	250		33.60	9.9	—		33.60	9.9

	11,967	C$	20.28	7.7	5,857	C$	14.81	5.9

(c)	Restricted Share Units

The Company has a Restricted Share Unit Plan which allows for up to 500,000 restricted share units (“RSU’s”) to be granted to employees, directors and consultants.

A total of 61,500 RSU’s have been issued to an employee and non-executive directors of the Company during the six months ended June 30, 2006 (six months ended June 30, 2005 — 31,500). These instruments vest over a period of up to three years from the grant date.

The Company will record compensation expense totaling $2,151,000 over the vesting periods. Compensation expense of $606,000 has been recognized during the second quarter (six months ended June 30, 2006 — $682,000).

(d)	Diluted Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	Three Months
	Ended		Six Months Ended

	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Earnings available to common shareholders	$190,409	$98,030	$282,810	$127,519

Basic weighted-average number of shares outstanding	381,274	330,114	361,229	290,335
Effect of dilutive securities:
Stock options	5,013	3,117	4,492	3,106
Warrants	605	22,458	598	22,408
Restricted share units	59	32	59	32

Diluted weighted-average number of shares outstanding	386,951	355,721	366,377	315,881

Earnings per share
Basic	$0.50	$0.30	$0.78	$0.44
Diluted	$0.49	$0.28	$0.77	$0.40

In the six months ended June 30, 2006, 8,441,000 share purchase warrants were excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period (six months ended June 30, 2005 — 6,762,000 stock options).

11.	SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended		Six Months Ended

		June 30	June 30	June 30	June 30
	Note	2006	2005	2006	2005

Change in non-cash operating working capital
Accounts receivable		(31,971)	5,093	(67,571)	2,553
Income and mining taxes receivable		(138)	2,013	(138)	12,269
Inventories and stockpiled ore		10,761	(9,384)	561	(5,568)
Accounts payable and accrued liabilities		16,524	(15,710)	19,526	(8,404)
Income and mining taxes payable		5,790	3,855	(18,288)	6,501
Other		229	36,168	734	36,182

		$1,195	$22,035	$(65,176)	$43,533

Acquisitions, net of cash acquired
Placer Dome	4	(1,347,681)	—	(1,599,842)	—
Virginia Gold Mines	3	—	—	(6,351)	—
Wheaton		—	(8,172)	—	132,446
Bermejal		—	—	—	(70,010)

		$(1,347,681)	$(8,172)	$(1,606,193)	$62,436

	Three Months
	Ended		Six Months Ended

	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Non-cash financing and investing activities
New Warrants issued on the early exercise of Existing
Warrants	$38,932	$—	$38,932	$—
Shares and warrants issued on acquisition of Virginia	—	—	401,917	—
Silver Wheaton promissory note issued to Glencore	—	—	40,000	—
Shares issued on acquisition of Wheaton	—	333,421	—	1,887,421
Warrants issued in exchange for those of Wheaton	—	50,839	—	290,839
Stock options issued in exchange for those of Wheaton	—	12,794	—	30,794
Operating activities included the following cash payments
Interest paid	$7,206	$—	$7,381	$—
Income taxes paid	64,602	58,317	138,887	58,406

12.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.

	Three Months Ended June 30, 2006

			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests

Red Lake(1)	$93,767	$9,453	$53,456	$25,683
Alumbrera	229,962	24,442	143,517	5,236
Luismin	44,096	12,582	13,302	49,109
Amapari	12,340	3,817	(6,677)	3,341
Peak	22,919	3,730	7,127	3,056
Wharf	9,747	2,339	1,841	148
Éléonore	—	—	—	3,514
Silver Wheaton	47,413	6,959	24,350	(4)
Porcupine(1)	15,340	2,212	3,402	3,261
Musselwhite(1)	15,074	2,276	1,864	1,594
La Coipa(1)	10,370	5,110	(1,539)	382
Corporate and Eliminations	(9,544)	241	(15,306)	1,301

	$491,484	$73,161	$225,337	$96,621

	Six Months Ended June 30, 2006

			Earnings	Expenditures	Total assets
		Depreciation	(loss) from	for mining	June 30
	Revenues	and depletion	operations	interests	2006

Red Lake(1)	$161,150	$14,408	$97,849	$43,985	$1,005,126
Alumbrera	354,929	43,081	221,945	7,170	980,972
Luismin	78,303	21,685	22,297	86,484	1,484,139
Amapari	24,910	7,504	(9,671)	8,985	295,195
Peak	45,530	8,431	14,216	6,413	191,907
Wharf	17,023	3,595	3,795	213	29,396
Éléonore	—	—	—	3,514	704,619
Silver Wheaton	73,124	10,385	35,652	—	750,612
Porcupine(1)	15,340	2,212	3,402	3,261	152,008
Musselwhite(1)	15,074	2,276	1,864	1,594	216,685
La Coipa(1)	10,370	5,110	(1,539)	382	381,451
Pueblo Viejo(1)	—	—	—	—	188,933
Canadian exploration properties(1)	—	—	—	—	161,290
Corporate and Eliminations	(18,012)	241	(20,536)	1,376	427,236

	$777,741	$118,928	$369,274	$163,377	$6,969,469

	Three Months Ended June 30, 2005

			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests

Red Lake	$176,939	$14,923	$129,144	$8,182
Alumbrera(2)	65,612	14,921	26,323	1,729
Luismin(2)	25,559	5,307	3,328	25,319
Amapari(2)	—	—	—	28,683
Peak(2)	12,326	2,482	2,138	4,171
Wharf	7,014	1,595	627	242
Silver Wheaton(2)	19,263	1,736	6,560	—
Corporate and Eliminations(2)	(5,108)	(651)	(5,710)	26

	$301,605	$40,313	$162,410	$68,352

	Six Months Ended June 30, 2005

			Earnings	Expenditures	Total assets
		Depreciation	(loss) from	for mining	December 31
	Revenues	and depletion	operations	interests	2005

Red Lake	$232,926	$19,741	$168,320	$29,184	$297,794
Alumbrera(2)	86,796	18,855	35,337	2,065	931,291
Luismin(2)	39,387	7,613	6,728	36,453	1,446,958
Amapari(2)	—	—	—	38,930	288,265
Peak(2)	20,354	3,337	3,846	7,894	146,362
Wharf	21,952	4,671	2,653	2,001	41,878
Silver Wheaton(2)	30,120	2,635	10,454	—	478,962
Corporate and Eliminations(2)	(7,080)	1,040	(11,232)	94	434,472

	$424,455	$57,892	$216,106	$116,621	$4,065,982

(1)	Includes results from May 12, 2006, the date of acquisition of certain Placer Dome assets.

(2)	Includes results from February 15, 2005, the date of acquisition of Wheaton.

The geographical distribution of the above segments is as follows:

•	Red Lake, Porcupine, Musselwhite, Éléonore and Corporate — Canada

•	Alumbrera — Argentina

•	Luismin — Mexico, Cayman Islands

•	Amapari — Brazil

•	Peak — Australia

•	La Coipa — Chile

•	Wharf — United States

•	Silver Wheaton — Canada, Cayman Islands

•	Pueblo Viejo — Dominican Republic

13.	COMMITMENTS

Commitments exist for capital expenditures of approximately $148 million.

14.	SUBSEQUENT EVENTS

(a)	On July 24, 2006, Goldcorp completed the previously announced sale of Mt. Milligan and certain other Canadian exploration interests to Terrane Metals Corp. (“Terrane”, formerly Atlas Cromwell Ltd.) for 240 million convertible preferred shares of Terrane at a deemed price of C$0.50 per share. Goldcorp acquired their exploration interests from Barrick in May 2006. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as-converted basis, Goldcorp would own an approximate 81% equity interest in Terrane’s issued and outstanding shares and an approximate 75% on a fully diluted basis. Goldcorp will be required to consolidate Terrane’s results of operations from the date of sale.

(b)	On August 31, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) announced that the respective boards of directors had agreed to combine Goldcorp and Glamis. A special meeting of shareholders of Glamis will be held to seek shareholder approval of the proposed transaction on October 26, 2006. Each Glamis common share will be exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (“SARs”) will be exercised by the holders into Glamis shares such that holders of the SARs will receive Goldcorp shares at the same exchange ratio. As a result of the proposed transaction, the combined company should be held 60% by existing Goldcorp shareholders and 40% by existing Glamis shareholders. Each Glamis stock option which gives the holder the right to acquire shares in the common stock of Glamis when presented for execution will be exchanged for a stock option which will give the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.

This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis at the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. After consummation of the proposed acquisition of Glamis, Goldcorp will complete an exercise to value the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition. The preliminary allocation of the purchase price of Glamis is summarized in the following table and is subject to adjustment:

($million)

Purchase price
281.9 million common shares of Goldcorp and cash	$8,092.5
0.5 million common shares of Goldcorp on exercise of Glamis stock appreciation rights	15.0
Stock options of Goldcorp exchanged for those of Glamis	109.3
Acquisition costs	20.0

$8,236.8

Net assets acquired
Current assets	$110.0
Other assets	27.7
Mining interest	2,062.0
Liabilities	(615.1)
Unallocated purchase price	6,652.2

$8,236.8

QUESTIONS AND FURTHER ASSISTANCE
      If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Glamis’ proxy solicitation agent, at:
100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1
North American Toll Free Number: 1-866-904-8739
Banks and Brokers Call Collect: 1-212-440-9800